Form 20-F
period 2002-06-30
CREW DEVELOPMENT CORP
filed 2003-03-25
CIK 885540

===============================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM 20-F

/   /    Registration statement pursuant to Section 12(b) or (g) of the
         Securities Exchange Act of 1934, or

/ X / Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934,

                    FOR THE FISCAL PERIOD ENDED JUNE 30, 2002

/   /    Transition report pursuant to section 13 or 15(d) of the Securities
         Exchange Act 1934

                          -----------------------------

                         COMMISSION FILE NUMBER 0-26636

                                  [CREW LOGO]

                          CREW DEVELOPMENT CORPORATION
             (Exact name of Registrant as specified in its charter)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of incorporation or organization)

                 SUITE 400 - 837 WEST HASTINGS STREET, VANCOUVER
                        BRITISH COLUMBIA, CANADA V6C 3N6
                    (Address of principal executive offices)

                                 (604) 683-7585
                         (Registrant's telephone number)

                          -----------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.

        NONE                                     NOT APPLICABLE

   (Title of Class)                (Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(b) of the Act. COMMON SHARES WITHOUT PAR VALUE.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 138,664,295 COMMON SHARES ISSUED AND OUTSTANDING AS AT NOVEMBER 15, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  / X /       No  /   /

Indicate by check mark which financial statement item the registrant has elected
to follow. ITEM 17  / X /   Item 18  /   /

================================================================================

INTERPRETATION

This information set forth in this Annual Report is as at November 15, 2002 unless an earlier or later date is indicated.

As used in this Annual Report, the "Corporation" means Crew Development Corporation and its subsidiaries, except to the extent the context requires otherwise.

Financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Corporation, are set forth in Note 25 to the accompanying Consolidated Financial Statements of the Corporation.

FORWARD-LOOKING STATEMENTS

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of resource production operations, projected quantities of future resource production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected resource grades or the failure of equipment or processes to operate in accordance with specifications. See Item 3.D "Key Information - Risk Factors" for other factors that may affect the Corporation's future financial performance.

CURRENCY TRANSLATIONS

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. See Item 3.A "Key Information-Selected Financial Data" for a summary of key exchange rates.

                       SECURITIES AND EXCHANGE COMMISSION

                   FORM 20-F FOR CREW DEVELOPMENT CORPORATION

                                TABLE OF CONTENTS


INTERPRETATION....................................................................................................2

FORWARD-LOOKING STATEMENTS........................................................................................2

CURRENCY TRANSLATIONS.............................................................................................2

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...........................................7

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................7

ITEM 3.           KEY INFORMATION.................................................................................7
A.                Selected Financial Data.........................................................................7
B.                Capitalization and Indebtedness.................................................................8
C.                Reasons for the Offer and Use of Proceeds.......................................................8
D.                Risk Factors....................................................................................8

ITEM 4.           INFORMATION OF THE CORPORATION.................................................................10
A.                History and Development of the Corporation.....................................................10
B.                Business Overview..............................................................................12
C.                Organizational Structure.......................................................................26
D.                Property, Plants and Equipment.................................................................27

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................27
A.                Operating Results..............................................................................27
B.                Liquidity and Capital Resources................................................................31
C.                Research and Development, Patents and Licenses, etc............................................33
D.                Trend Information..............................................................................33

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................33
A.                Directors and Senior Management................................................................33
B.                Compensation...................................................................................34
C.                Board Practices................................................................................37
D.                Employees......................................................................................38
E.                Share Ownership................................................................................38

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................39
A.                Major Shareholders.............................................................................39
B.                Related Party Transactions.....................................................................39
C.                Interests of Experts and Counsel...............................................................39

ITEM 8.           FINANCIAL INFORMATION..........................................................................40
A.                Consolidated Statements and Other Financial Information........................................40
B.                Significant Changes............................................................................40

ITEM 9.           THE OFFER AND LISTING..........................................................................40
A.                Offer and Listing Details......................................................................40
B.                Plan of Distribution...........................................................................41
C.                Markets........................................................................................41
D.                Selling Shareholders...........................................................................41
E.                Dilution.......................................................................................41
F.                Expenses of the Issuer.........................................................................41

ITEM 10.          ADDITIONAL INFORMATION.........................................................................42
A.                Share Capital..................................................................................42
B.                Memorandum and Articles of Association.........................................................42
C.                Material Contracts.............................................................................44
D.                Exchange Controls..............................................................................45
E.                Taxation.......................................................................................46
F.                Dividends and Paying Agents....................................................................52
G.                Statements by Experts..........................................................................52
H.                Documents on Display...........................................................................52
I.                Subsidiary Information.........................................................................52

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................52

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................52

ITEM 13.          DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES...................................................52

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................53

ITEM 15.          CONTROLS AND PROCEDURES........................................................................53

ITEM 16.          [RESERVED].....................................................................................53

ITEM 17.          FINANCIAL STATEMENTS...........................................................................53

ITEM 18.          FINANCIAL STATEMENTS...........................................................................53

ITEM 19.          EXHIBITS.......................................................................................53
A.                Consolidated Financial Statements..............................................................53
B.                Miscellaneous Exhibits.........................................................................54

                           GLOSSARY OF TECHNICAL TERMS
                           ---------------------------

ADIT - A passageway or opening driven horizontally into the side of a hill, generally for the purpose of exploring underground or otherwise accessing a mineral deposit.


ALTERATION - Any physical or chemical change in rock or mineral subsequent to its formation.


ANOMALY - A term applied to a departure from the normal or field characteristic, commonly used in geochemical and geophysical prospecting.


ASSAY - A quantitative test of minerals and ore by chemical and / or fire techniques.


CONCESSION - A grant of mining rights especially by a government in return for services or for a particular use.

CO - Cobalt.

CU - Copper.

DEPOSIT - A mineralized body which has been physically delineated by sufficient drilling, trenching and / or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and / or development expenditures.

DMT - Dry metric tonnes.

G/T - Grams per tonne.

HECTARE (HA) - 10,000 square metres or 2.471 acres.

HIGH-GRADE - More than 31 grams of gold per tonne or more than one troy ounce of gold per ton.

INFERRED MINERAL RESOURCE - The part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INDICATED MINERAL RESOURCE - The part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INTRUSIVE - A body of igneous rock formed by a consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

KILOMETRE (KM) - 1,000 metres or 0.621 miles.

MEASURED MINERAL RESOURCE - The part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

METER (M) - 3.281 feet.

MINERAL RESERVE - The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

MINERAL RESOURCE - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.


MINERALIZATION - The concentration of metals and their chemical compounds within a body of rock.


MT or TONNE - Metric tonne.


MTU - Metric tonne unit.


NI - Nickel.


ORE - A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.


OUNCES or OZ - Troy ounces.


PRELIMINARY FEASIBILITY STUDY - A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors and evaluation of other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.


PROBABLE RESERVE - The economically mineable part of an indicated, and in some circumstances measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROVEN RESERVE - The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

PYRITE - A mineral containing iron sulphide.

SULPHIDE - A mineral of sulphur with one or more other elements.

TROY OUNCE - 31.10348 grams.

WMT - Wet metric tonne.

ZAR - The South African Rand.

The above definitions of resources and reserves are according to the Canadian Institute of Mining, Metallurgy and Petroleum, Standards on Mineral Resources and Reserves: Definitions and Guidelines. Resources and reserves reported in this document which refer to the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code") are retained in their original format.

                                     PART I
                                     ------


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

  A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Corporation (stated in Canadian Dollars) prepared in accordance with Canadian generally accepted accounting principals ("Canadian GAAP") and United States generally accepted accounting principals ("U.S. GAAP"), respectively. The information in the tables relating to the last three financial years of the Corporation was extracted from the consolidated financial statements and related notes (the "Consolidated Financial Statements") of the Corporation attached as an exhibit hereto and should be read in conjunction with the Consolidated Financial Statements and with the information appearing under Item 5 "Operating and Financial Review and Prospects". Results for the period ended June 30, 2002 are not necessarily indicative of results for future periods.

        SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH CANADIAN GAAP


                                                                                                   16 MONTHS ENDED
                                                       YEAR ENDED JUNE 30                              JUNE 30
                                   --------------------------------------------------------------
                                     2002             2001             2000             1999             1998
                                   ------------   -------------     -------------   -------------     -------------
Total revenues                     $111,730,701     $79,702,138       $10,908,252     $23,692,705       $12,336,880
Net earnings (loss)                (40,750,689)    (26,283,537)         2,390,060       (107,047)       (1,664,364)
Net earnings (loss) per share
fully diluted                                            (0.26)              0.04               -            (0.07)
Net earnings (loss) per share            (0.31)          (0.26)              0.04               -            (0.07)
Income (loss) From Continuing
  Operations                       (40,750,689)    (26,283,537)         2,390,060       (107,047)       (1,664,364)
Income (loss) From Continuing
  Operations per share                   (0.31)          (0.26)              0.04               -            (0.07)
Income (loss) From Continuing
  Operations per share
  fully diluted                          (0.31)          (0.26)              0.04               -            (0.07)
Total assets                         82,085,934     225,155,286        99,572,940      43,682,183        33,361,631
Net assets (shareholders
equity)                              73,774,089     107,282,920        96,544,908      29,556,746        28,007,772
Long term debt                              Nil      10,484,144               Nil             Nil           443,905
Capital Stock                      $160,390,184    $156,750,902      $113,830,010     $49,738,903       $45,242,209
Dividends                               228,284             Nil               Nil             Nil               Nil
Weighted average number of
  shares outstanding                131,790,183     101,708,357        54,471,076      26,669,081        23,444,319

Note 25 of the Consolidated Financial Statements sets forth the differences were such information to be presented in accordance with U.S. GAAP.

          SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH U.S. GAAP


                                                                                                    16 MONTHS ENDED
                                                       YEAR ENDED JUNE 30                               JUNE 30
                                  --------------------------------------------------------------
                                     2002             2001             2000             1999             1998
                                  -------------   -------------    --------------   -------------     --------------
Total revenues                     $111,730,701     $79,702,138       $10,908,252     $23,692,705        $12,336,880
Net earnings (loss)                (38,382,519)    (50,886,072)       (3,994,051)       (107,047)        (1,684,364)
Net earnings (loss) per
share fully   diluted                    (0.29)          (0.50)            (0.07)               -             (0.07)
Net earnings (loss) per share            (0.29)          (0.50)            (0.07)               -             (0.07)
Income (loss) From                                                    (3,994,051)                        (1,684,364)
Continuing Operations              (38,382,519)    (50,886,072)                         (107,047)
Income (loss) From
Continuing Operations per
share                                    (0.29)          (0.50)            (0.07)               -             (0.07)
Income (loss) From
Continuing Operations per
share fully diluted                      (0.29)          (0.50)            (0.07)               -             (0.07)
Total assets                         61,987,328     197,103,211       113,076,705      43,021,522         32,783,877
Net assets (shareholders
equity)                              56,832,164      83,507,892        91,370,480      28,896,086         27,430,018
Long term debt                              Nil      10,484,144               Nil             Nil            443,905
Dividends                               228,284             Nil               Nil             Nil                Nil
Weighted average number of          131,790,183     101,708,357        54,471,076      26,669,081         23,444,319
  shares outstanding

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On November 15, 2002, the exchange rate, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of United States Dollars into Canadian Dollars (the "Noon Rate of Exchange") was $1.5805 (US$1.00 = CAD$1.5805).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.



                                                               2002
              -------------------------------------------------------------------------------------------------------
              NOVEMBER (1)        OCTOBER           SEPTEMBER           AUGUST            JULY              JUNE
              -------------    ---------------    --------------     -------------    ------------- --- -------------
HIGH            $1.5805           $1.5932            $1.5862           $1.5959          $1.5843           $1.5507

LOW             $1.5527           $1.5591            $1.5536           $1.5527          $1.5162           $1.5123

NOTE:

(1)  From November 1, 2002 to November 15, 2002

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.



                                                        YEAR ENDED JUNE 30
              -------------------------------------------------------------------------------------------------------
                   2002                 2001                 2000                 1999                   1998
              ----------------     ----------------    -----------------    ------------------    -------------------
AVERAGE           $1.5684              $1.5198             $1.4725               $1.5130               $1.4233


  B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

  C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

  D. RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Corporation's operations and industry which may have a material impact on, or constitute risk factors in respect of, the Corporation's future financial performance. In addition to the risks described below, you should also carefully consider any risks that may be described in other filings made by the Corporation with the SEC.

    MINERAL EXPLORATION AND DEVELOPMENT

The Corporation's business is subject to risks normally encountered in mineral resource exploration and development. The profitability of the Corporation's business and the market value of the Corporation's securities will be related to its success in the exploration and development of resource properties. Mineral exploration and development involve significant risk and while the rewards if an orebody is discovered may be substantial. Few properties, which are explored, are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineral resource, no assurance can be given that the resources discovered will be of sufficient size, have a beneficial location, and be amenable to processing in order for the deposit to justify commercial and profitable operations.

The marketability of natural resources which may be acquired or discovered will be affected by numerous factors beyond the control of the Corporation. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Corporation may become subject to liability for pollution, cave-ins or hazards against which it cannot insure against, or which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Corporation's financial position.

The current or future operations require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, native land claims, and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Corporation might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Governments are imposing higher standards of environmental compliance, which often have the effect of adding substantial additional costs to a mine and its operation. The cost of compliance may reduce the profitability of operations or make them unprofitable. Changes to the environmental requirements for the Corporation's operating mines are beyond the Corporation's control and may result in such operations ceasing.

    FOREIGN ACTIVITIES

The Corporation's mining interests are located in various countries other than Canada and the Corporation depends upon these foreign mining interests. Such interests could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

    FINANCING RISKS

The Corporation has limited financial resources and, should additional funding be required, there is no assurance that the Corporation will be able to obtain the required funding, and additional equity financing may have the affect of diluting the shareholder's interest in the Corporation. Failure to obtain required additional financing could result in the possible reduction or loss of interest in a project. In order to fund its capital and operating costs, the

Corporation may have to undertake additional equity or debt financing or may have to dilute its interest in a property by bringing in a joint venture partner.

    FOREIGN CURRENCY AND COMMODITY PRICE RISK

Certain of the Corporation's subsidiaries have, on certain occasions, entered into future contracts in order to hedge its exposure to fluctuations in commodity prices and foreign exchange rates on specific transactions. The contracts are matched with anticipated future cash flows from mineral sales.

In the normal course of business, the Corporation enters into transactions for the sale of its commodities in foreign currency. As a result, the Corporation is subject to foreign exchange risk from fluctuations in foreign exchange rates.

    COMPETITIVE CONDITIONS

The Corporation competes with numerous other companies and individuals in the search for the acquisition of attractive mining properties. There are a number of large established mining companies with substantial capabilities and greater financial and technical resources than the Corporation. The Corporation may be unable to acquire additional attractive mining properties on terms it considers acceptable. The ability of the Corporation to acquire mining properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties for mining development or exploration.

    DEPENDENCE ON KEY PERSONNEL

The success of the Corporation is dependent on senior management, and the continuing ability to attract and retain experienced staff.

    CONFLICTS OF INTEREST

Certain directors of the Corporation are also directors of NPGP and Metorex. Such an association may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation, and to disclose any interest, which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors of the Corporation, any director in a conflict is required to disclose his or her interest therein and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

ITEM 4. INFORMATION OF THE CORPORATION

  A. HISTORY AND DEVELOPMENT OF THE CORPORATION

Crew Development Corporation (the "Corporation") was incorporated in British Columbia, Canada on March 31, 1980 under the name "Ryan Energy Corp. (N.P.L.)". The name was changed to "Ryan Resources Ltd." on December, 18, 1985, to "Canadian Crew Energy Corporation" on January 21, 1988, and to "Crew Development Corporation" on March 21, 1997. The Corporation was continued into the Yukon Territory, Canada, on January 28, 2000 and is subject to the provisions of the BUSINESS CORPORATIONS ACT of the Yukon.

The Corporation's headquarters is located at Suite 400 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, telephone number (604) 683-7585 and facsimile number (604) 682-0566.

The Corporation, in the last three completed financial years, has been principally engaged in the following business ventures: mineral operations through its wholly-owned subsidiary Crew Norway AS ("Crew Norway"); the development of a renewable geothermal energy project through its ownership in North Pacific GeoPower Corp. ("NPGP"); gold, coal and base mineral mining operations through its part-ownership of Metorex Limited ("Metorex"); and potash resources development through its 7.46% ownership of Asia Pacific Resources Ltd. ("Asia Pacific").

    CREW NORWAY AS

On December 2, 1999, the Corporation made an offer to acquire 100% of the issued and outstanding shares of Mindex ASA ("Mindex"), a Norwegian company whose shares were listed on the Oslo Stock Exchange. The offer was to exchange 0.625 shares of the Corporation for each share of Mindex. Effective December 27, 1999, the Corporation acquired 42,109,987 Mindex shares, representing 91.2% of the issued and outstanding shares of Mindex. During the period January 2000 to May 2000, the Corporation acquired the remaining 8.8% of the issued and outstanding shares of Mindex. As a result, the Corporation currently owns 100% of the issued and outstanding shares of Mindex. In respect to the Mindex acquisition, the Corporation issued 27,127,908 shares and paid cash of $2,557,278 to the Mindex shareholders.

Effective January 21, 2000, the Corporation's shares were listed on, and the shares of Mindex were delisted from, the Oslo Stock Exchange and Mindex was renamed "Crew Norway AS".

During fiscal 2000, the Corporation acquired a 50% interest in the Nalunaq gold project ("Nalunaq"), via its acquisition of Mindex. This interest was increased to 57% by June 30, 2000, as a result of the Corporation making additional capital contributions. During fiscal 2001, the Corporation increased its interest in Nalunaq to 67.15% through further capital contributions.

In June 2001, the Corporation gained full operational control of Nalunaq and increased its ownership of the Nalunaq portion of the concession to 82% in exchange for a commitment to fund the development of the project through to completion of a feasibility study and to provide necessary project loan guarantees.

    NORTH PACIFIC GEOPOWER CORP.

Effective November 22, 2001, NPGP acquired from the Corporation all of the issued and outstanding common shares of Meager Creek Development Corporation ("MCDC") in exchange for 97,378,558 shares of South Crofty Holdings Ltd. (now renamed "North Pacific GeoPower Corp."), being 82% of the total number of issued and outstanding shares of NPGP. MCDC holds a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and also holds a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum relating to such geothermal site. The licence of occupation and the geothermal lease expire on December 17, 2017.

Concurrently with the completion of the MCDC acquisition, the Corporation purchased by way of private placement 16,700,000 shares of NPGP at an aggregate purchase price of $2,004,000.

Also concurrently with the MCDC acquisition, the Corporation purchased from a shareholder of NPGP 10,030,823 shares of NPGP for an aggregate purchase price of $1,203,699. Shortly thereafter, the Corporation granted to each of its shareholders a dividend of one share of NPGP for each 20 shares of the Corporation held by each shareholder, resulting in an aggregate dividend of approximately 6,400,000 shares of NPGP.

At June 30, 2002, the Corporation held 117,684,945 shares in the capital of NPGP, being approximately 86.8% of the total number of issued and outstanding shares of NPGP.

The NPGP shares owned by the Corporation are being held in escrow pursuant to the policies of the TSX Venture Exchange.

    METOREX LIMITED

Effective December 1999, the operations of Metorex were restructured whereby the interests held by Metorex and the minority shareholders in various mining operations were consolidated into Consolidated Murchison Ltd. and listed on the London and Johannesburg Stock Exchanges. As part of the reorganization, Consolidated Murchison Ltd. was renamed "Metorex Limited." As a result of the reorganization, the Corporation's 50% joint control interest in Metorex was replaced by a 41% interest therein.

In November 2000, the Corporation increased its interest in Metorex from 41% to 52% through the acquisition from existing shareholders of 11% of the issued and outstanding shares of Metorex.

In April 2002, the Corporation's interest in Metorex was reduced to 46%, as a result of a private placement by Metorex with other shareholders. Concurrent with the private placement, the Corporation disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040, resulting in the further dilution of the Corporation's interest in Metorex to 41%.

On October 22, 2002, the Corporation sold 28,208,412 shares of Metorex for cash proceeds of $12.6 million. As a result of this transaction, the Corporation's interest in Metorex was reduced to 21%.

    ASIA PACIFIC RESOURCES LTD.

Asia Pacific is a New Brunswick company listed on the Toronto Stock Exchange. Asia Pacific holds a 90% interest in Asia Pacific Potash Corporation Ltd., a Thai company which owns 100% of a potash concession in north-eastern Thailand. At June 30, 2001, the Corporation held 8,000,000 shares of Asia Pacific, being 13.3% of the total number of the issued and outstanding shares of Asia Pacific.

During the year ended June 30, 2002, Asia Pacific completed a financial restructuring which included a conversion of all of its outstanding debentures to common shares and the issuance of additional common shares through private placements. As part of the restructuring, which was agreed to by the Corporation's previous management, the Corporation purchased an additional 25 million shares of Asia Pacific at an aggregate purchase price of $5 million. As part of the restructuring and the conversion of the debentures, Olympic Capital Holdings I, LP, a limited partnership organized under the laws of the Cayman Islands, became the controlling shareholder of Asia Pacific. Concurrently with the restructuring, Asia Pacific appointed a new board of directors and management.

At June 30, 2002, the Corporation held 33 million shares of Asia Pacific, being 7.46% of the total number of the issued and outstanding shares.

  B.    BUSINESS OVERVIEW

The business of the Corporation currently consists of the following ventures, each of which is described in more detail below:

      (a) mineral projects located in Greenland, Ghana, Philippines and Norway through its 100% ownership of Crew Norway;

      (b) the development of a renewable geothermal energy project through its 86.8% ownership in NPGP;

      (c) gold, coal, basemetal and mineral mining operations through its 21% ownership of Metorex; and

      (d) potash resources development through its 7.46% ownership of Asia Pacific.

Except as otherwise indicated, all disclosure of a scientific or technical nature in this portion of this Annual Report was prepared under the supervision of Jon S. Petersen, M.Sc., Vice President, Exploration of the Corporation.

The Corporation has 7 employees at its headquarters in Vancouver, Canada, providing technical, financial and administrative services. In addition, the Corporation has 10 employees at its Oslo, Norway, office, providing technical, management and administrative support services, together with 5 employees in the Philippines providing technical support services.

The following is a summary of the operations of the Corporation and it subsidiaries:

    NALUNAQ GOLD PROJECT, GREENLAND

      PROPERTY DESCRIPTION AND LOCATION

Nalunaq is a high-grade gold project, located at the southern tip of Greenland approximately 40 kilometres from Nanortalik, the nearest town. Transportation to Nalunaq is by helicopter from the international airport at Narssarsuaq and takes approximately 40 minutes. The Nalunaq concession area is 1,081 km2, was renewed for an additional 2 years on July 12, 2002, and is renewable on two-year terms continuously upon meeting work requirements outside of the Nalunaq area as outlined by the Bureau of Minerals and Petroleum. The application for a Mining License for Nalunaq was submitted to the Bureau of Minerals and Petroleum on August 4, 2002. The

Danish-Greenlandic parliamentary Joint-Committee, the authority under which the mine permitting is regulated, is expected to process the application by the end of the first quarter of 2003.

      OWNERSHIP

In 1997, Mindex entered into an earn-in agreement with Nunaminerals AS ("Nunaminerals") (formerly Nunaoil AS) for 50% of the Nalunaq high-grade gold deposit originally discovered in 1992. During fiscal 2000, the Corporation acquired a 50% interest in Nalunaq via the Corporation's acquisition of Mindex. See Item 4.A "Information of the Corporation - History and Development of the Corporation Crew Norway AS".

During the year ended June 30, 2000, the Corporation acquired a 57% interest in Nalunaq.

In June 2001, the Corporation gained full operational control of Nalunaq and increased its ownership of the Nalunaq portion of the concession to 82% in exchange for a commitment to fund the development of the project through to completion of a feasibility study and to provide necessary project loan guarantees. As a result, Nunaminerals converted its 33% contributory interest in Nalunaq to an 18% carried interest. In the remaining exploration part of the concession, the Corporation and Nunaminerals are continuing to operate on a proportionate basis with the Corporation at 67% and Nunaminerals at 33%, with each partner continuing to contribute to development costs.

The Corporation and Nunaminerals are in the process of transferring the ownership of the Nalunaq assets to a Greenlandic limited liability company, Nalunaq Gold Mine AS, which will be the operator of the gold mine in Greenland and, ultimately, the holder of the mining license from the Greenlandic authorities.

      GEOLOGY

The Nalunaq deposit is a Proterozoic, shear-zone hosted, high-grade gold mineralization. The occurrence has gold-bearing outcroppings exposed along more than 2,000 meters on the side of the mountain. The entire length of the exposed structure has been sampled with significant sections at 1-meter intervals. The results support the presence of a significant gold-bearing system. The gold is irregularly distributed within the planar structure, but easy to recognize when occurring.

The most pronounced structures at Nalunaq are zones of intense shear with evidence of ductile shearing surrounded by brittle margins. The main vein is hosted in a narrow ductile shear zone with a remarkably constant orientation. The regular sheet has an average strike of 45-50(Degree) and an average dip of 36(0) SE. On the local scale the structure undulates somewhat, and dips measured in the face of the adits vary between 22(Degree) and 45(Degree).

The presence of quartz veins is the single most important component of the gold mineralization and occurs principally as sheeted veins with stripes and bands of included calc-silicates. The quartz veins vary in width from 0.05 meters to 1.8 meters and form a relatively continuous structure. In the adits, the quartz veins often display pinch and swell structure and there is clear evidence of both compressive and dilational post-mineralization deformation within the mineralized structure.

The mineralized quartz vein is almost universally associated with a pronounced calc-silicate alteration zone, of 0.2 m to 0.5 m width, on one or both sides of the quartz. When very high gold grades are encountered in the quartz vein, the alteration zone may also sporadically carry significant amounts of gold, but is normally poorly mineralized.

Systematic sampling of the underground exposure of the vein has shown that gold grade is subject to a high nugget effect. Despite this, a grade-zonation is clearly identifiable with high-grade segments running approximately east-west throughout the mine area. The reason for this regularity is not clear. Preliminary interpretations suggest that highest-grade sections occur when the structure is crossing medium-grained metadolerite sills or is located very near the metadolerite/metapillow basalt contact. Lower grade segments all seem to be hosted in finer-grained metapillow basalt.

As a generic type, the Nalunaq gold mineralization is a mesothermal vein-type gold deposit, hosted in amphibolite-facies metabasic rocks. The gold is associated with sheeted quartz veins, hosted in a large-scale shear structure, which appears to relate to regional thrusts. However, possibly due to extensive post-mineralization deformation, there is no simple relationship between the gold grade and amount of quartz at Nalunaq.

      WORK TO DATE

To date, a total of 90 drill holes (15,000 meters) and more than 3,600 meters of underground adits and raises have been completed within mineralized structure, as well as over 1,000 meters of access drifts and waste development. In addition, surface sampling has been conducted over 2,000 meters of exposed outcrops, with substantial portions channel sampled at 1-meter intervals. As a result of underground work performed to date, approximately 53,600 tonnes containing approximately 25,000 ounces of gold have been stockpiled. It is expected that this material will be processed and sold, with the proceeds thereof being used to fund mine commissioning and costs.

      2002 WORK PROGRAM

During the 2002 exploration season, 872 m of underground development, including 577 m of drifting and sub-drifting and 295 m of raising, was completed. The underground work was carried out as continuation of existing drifts on the 300-Level (extensions of both the Target East and the South West drifts) and the driving of an exploration decline from the 300-Level in the South Block towards lower levels. In addition, development of four new raises on the 300-Level were completed, which increases the number of raises to 23. Further test mining was conducted on 450-Level, including a 72 m long subdrift on the 460-Level, with three 15 m long slot raises which resulted in the extraction of four test stopes with an average mining width of 1.3 m and separated by three 1.5 m pillars. 521 channel samples and 5 test-hole samples were collected and sent to Xral Laboratories, Ontario, Canada for analysis. When the results of this work are available they will be incorporated into a resource update calculation. Stathcona Minerals Services of Toronto supervises the Corporation's Quality Assessment/Control program on all assay results.

A local contractor carried out upgrading of the access road from the fjord to the camp in August 2002. The upgrade will allow transport of ore materials with 30-tonne dumpers to the coast and facilitate delivery of supplies and mining equipment.

      TEST MINING

Eight test stopes have now been successfully completed at Nalunaq. Two mining methods - raise and long-hole mining - were tested initially to determine which method would provide the least mining width, which minimizes dilution. Minimizing dilution means less material to be hauled and processed, and thus lower operating costs. In 2002, four long-hole stopes were successfully produced. These were based on a continuous 72 meter subdrift development and three 15-meter slotraises. As a result of these tests, management of the Corporation believes that a mining width of approximately 1.2 meters or less will be achieved during mining operations.

      FEASIBILITY STUDY AND ENVIRONMENTAL IMPACT ASSESSMENT

A full feasibility study (the "Nalunaq Feasibility Study") and Environmental Impact Assessment pertaining to Nalunaq was completed in August 2002. The Nalunaq Feasibility Study, prepared by Kvaerner Engineering & Construction UK Ltd. ("Kvaerner") from information generated both in-house and supplied by a number of international specialists and consultants appointed by Kvaerner and Nalunaq, describes the development of a gold mine in Kirkespirdalen, 40 km northeast of Nanortalik in Southern Greenland. It was the first gold mine developed, and will also be the first new mine to be developed in over 25 years, in Greenland.

Based upon the results of the Nalunaq Feasibility Study, the Corporation has decided to pursue the offshore processing of gold whereby the Corporation will ship the run-of-mine ore to an offshore processing facility. It is estimated that the total pre-production capital is US$9.7 million. This is based on the assumption that a 20-30,000 tonnes bulk carrier will be used with a jetty and barge-conveyor system for loading. Costs per tonne, excluding sustaining capital, for offshore processing is estimated to be US$60 for the existing stockpile and US$130 for any additional ore coming from the mine. This compares to US$139 per tonne for processing on site according to the Base Case of the Nalunaq Feasibility Study. The total cash cost for the operation in this scenario is estimated to be $169 per oz gold.

The high-grade gold nature of the Nalunaq ore and the location of the mine close to navigable waters allows for this interim solution to establish early cash flow while conducting additional exploration to expand the resources. Shipping the ore to an offshore plant with excess processing capacity will also minimize environmental impact of the mine while maintaining employment benefits to the local community.

An initial mining rate estimated at 350 tonnes per day will result in a gold production of approximately 90,000 oz per year at an estimated total cash cost of US$169 per oz. The Nalunaq Feasibility Study recognises that the current measured and indicated resource of approximately 400,000 oz gold has significant upside potential that may be developed in parallel with the mining and offshore processing operation.

The table below is an excerpt from the Nalunaq Feasibility Study and summarizes the net present value of Nalunaq:


         TOTAL GEOLOGICAL RESOURCES                               483,900 TONNES (MEASURED & INDICATED)*
         TOTAL ORE PROCESSED                                      450,408 TONNES
         --------------------------                               --------------------------------------

         Maximum Production Rate                                  350 tpd (122,500 tonnes p.a.)
         Mining Height                                            1.2 m
         Average Annual Production                                94,694 oz gold
         Assumed Metallurgical Recovery                           96%
         Project Life                                             3.7 years production including rehabilitation
         Life of Mine Cash Costs                                  $ 130.20 per tonne ore milled
         Excluding Sustaining Capital                             $ 168.50 per oz of gold
         Life of Mine Cash Costs                                  $ 141.60 per tonne ore milled
         Including Sustaining Capital                             $ 183.20 per oz of gold
         Initial Capital Costs                                    $ 9,681,613
         Life of Mine (LOM) Capital Costs                         $ 16,149,300
         Sunk Costs                                               $ 16,000,000
         Gold price                                               $ 300 per oz

         Pre-Tax Financial Analysis                               IRR: 108.67%
                                                                  NPV: $19.46 million (12% discount rate)

         * Includes existing 45,000 tonne stockpile with average grade of 14.4 g/t gold (All Dollar amounts are in US currency)

The use of an offshore processing facility in the interim period eliminates the need for immediate environmental approvals related to on-site ore processing, such as the need for water consumption, handling of chemicals and tailings disposal. In addition, industrial processing at an external facility will provide valuable information about the ore characteristics and the tailings composition. Offshore processing is deemed a necessary first stage in Nalunaq's development, as it will provide the necessary capital to allow additional exploration for the expansion of the resources and to justify, financially, the construction of an on-site processing facility.

The $16 million of sunk costs in Nalunaq were used to diminish taxable income in the post-tax analysis but were not used in the pre-tax analysis. Because Nalunaq is a narrow vein, high-grade deposit, the currently defined resources are restricted by the available underground development, but there is evidence to support the presence of additional resources.

      MINERAL RESOURCE AND RESERVE ESTIMATES

In conjunction with the preparation of the Nalunaq Feasibility Study, SRK Consulting Engineers and Scientists ("SRK Consulting") of Toronto, Ontario was appointed to conduct an independent resource calculation (the "Resource Calculation") for Nalunaq. The Resource Calculation defined 483,900 tonnes with
25.5 g/t gold in measured and indicated mineral resources, being the equivalent of 396,600 oz contained gold. In addition, the Resource Calculation identified in areas immediately adjacent to the developed parts of Nalunaq 281,300 tonnes with 20.3 g/t of inferred mineral resources. The inferred mineral resources exclude the drill-indicated structure of the south vein as well as widely spaced surface sampling of the north face of the Nalunaq mountain which was previously included in the Corporation's internal resource assessment. The significant additional resource potential in these extensions, however, is recognized in the Resource Calculation. The resources calculations were conducted by M. Michaud of SRK Consulting. Mr. Michaud is independent of the Corporation and is a "qualified person" as defined in NI 43-101.

The table below, extracted from the Nalunaq Feasibility Study, shows the effect of mining width over these intervals:


          MEASURED & INDICATED           OVER 1.0 METERS     OVER 1.2 METERS   OVER 1.5 METERS        GOLD
          MINERAL RESOURCES                 TONNES G/T          TONNES G/T        TONNES G/T         OUNCES
          --------------------           ---------------     ---------------   ---------------      --------
          Main Vein (including             352,100/30.3        414,200/25.8      508,300/20.9        343,700
          Stockpiles)
          South Vein                        58,000/28.3         69,700/23.6       88,300/18.7          52,900
          Total                            410,100/30.0        483,900/25.5      596,600/20.6        396,600



                                         OVER 1.0 METERS     OVER 1.2 METERS   OVER 1.5 METERS        GOLD
          INFERRED MINERAL RESOURCES        TONNES G/T          TONNES G/T        TONNES G/T         OUNCES
          --------------------------        ----------          ----------        ----------         ------
          Main Vein (including             200,000/24.7        240,100/20.6      326,000/15.9        159,100
          Stockpiles)
          South Vein                        34,000/22.4         41,200/18.7       52,000/14.8         24,800
          Total                            234,000/24.4        281,300/20.3      378,000/15.7        183,900


      ENVIRONMENTAL WORK - 2002 PROGRAM

The Nalunaq program has been subjected to detailed environmental monitoring by the Corporation since 1997. The baseline study comprises sampling of water and plant materials and the installation of a weather station in the valley. A new weather station was established in the fjord in 2001. In addition to the baseline work, a complete environmental impact assessment was completed in August 2002 by SRK Consulting. This report has been submitted to the Bureau of Minerals and Petroleum for the processing of the application for a mining permit.

Since 2000, exploration monitoring programs have been maintained whereby water samples have been collected in the river bi-weekly with sampling stations in the upper valley, at the waterfall, at the bridge and at the camp sanitary installation. The sulphide outcrop stations were sampled for total metals and general parameters twice over the summer program. In addition, mine water runoffs at level 300 and 350 were sampled bi-weekly and assayed for total metals (total soluble solids and acidity). Finally, rainwater draining through the two crushed high and low-grade stockpiles were also sampled and assayed regularly for total metals.

Biology programs included collection of migratory and stationary arctic char in the river and sending them to the Danish National Environmental Research Institute ("NERI") for their sample bank. In the fjord, fish caught in several stations were collected and also sent to NERI for their data bank. Dust was sampled continuously during the summer program using tubes for analyses of nitrates and sulfates as well as lichen sampling along the road as well as around camp and stockpile areas. Both the lower and upper valleys were mapped for vegetation and soil depth.

Meteorological data at the campsite and weather station in the fjord were downloaded several times during the monitoring period. River flow monitoring, conducted with a pressure transducer installed in February 2002 in the river downstream from the bridge, allows for continuous measurements. In addition, the river flow was measured using propellers several times over the year. A second pressure transducer was installed at the waterfall in October 2002.

In the fjord, conductivity-temperature-depth casts were conducted throughout the year at eight stations on a bi-weekly basis. An Acoustic Doppler Current Profiler was installed in October 2001 for continuous recording of oceanic currents. The current meter was recovered and downloaded in October 2002 thereby acquiring one full year's data.

The environmental studies were summarized in the Environmental Impact Assessment study whereby independent consultant Dr. Geoff Ricks concludes that in the opinion of SRK (UK) Ltd. there are no environmental issues which might negatively affect the viability of the project.

      RISK ELEMENTS

The Nalunaq project is a high-grade gold deposit. The nature of the deposit, being a high-grade, narrow-vein deposit, prevents the definition of the full resource without further extensive and costly underground development. Accordingly, this is a limiting factor for the project's financial planning. The currently defined resources indicate production for approximately four years, depending upon the mining rate. However, the continuity of the geological structure indicates that the actual mine life may substantially exceed four years. Many classical narrow-vein gold mines (for example, Placer Dome's Dome Mine in Timmins, Ontario, and Campbell Mine in the Red Lake district in Balmertown, Ontario) have never had more than five or six years of resources ahead of production, yet have been active for decades.

Environmental permitting in Greenland must be approved by the Joint Committee, which is composed of members from both the Danish and Greenlandic parliaments. The processing of the permits for a mine in Greenland is new to the authorities and it is unknown how fast the process can be completed. To the knowledge of management of the Corporation, both the local communities and the national opinion in Greenland have a positive interest in the project; the local communities welcome the new opportunity for employment in a region with a record of high unemployment.

      OTHER POTENTIAL TARGETS

In addition to the Nalunaq deposit, the Nanortalik concession area, which is a 1081 km2 area around the deposit, hosts exploration potential. Several locations with visible gold in outcrop have been discovered and numerous stream sediment anomalies exist. Work on areas of interest has already been initiated at Nanisiaq and Lake 410.

A regional sediment sampling and prospecting campaign was carried out in the remaining parts of the 1081 km2 license area in July and August 2002, including renewed sampling at Lake 410 and elsewhere with the aim of starting a drilling program in the future.

    HWINI-BUTRE GOLD PROJECT, GHANA

      PROPERTY DESCRIPTION AND LOCATION

The Hwini-Butre gold concession (the "HB Gold Concession") is a new gold discovery in southwestern Ghana. The 45.4 km2 concession is located along the eastern contact of the prolific Ashanti Gold belt, less than 30 km from Takoradi, a major port city in Ghana. Access to the HB Gold Concession is via a 15 km fair quality gravel road located along the entire length of the property and is maintained by the operators of a palmoil plantation located further north.

      OWNERSHIP

Hwini-Butre Minerals Ltd. ("HBM"), a 100% owned Ghanaian subsidiary of Crew Norway, owns 51% of the HB Gold Concession and the operator, St. Jude Resources Ltd. (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession; the Government of Ghana retains a carried interest of 10%. See Item 4.A "Information of the Corporation - History and Development of the Corporation - Crew Norway AS".

St. Jude Resources Ltd. has been the operator of the license since 1995. The current title was renewed on July 2, 2002 for a period of 12 months to allow St. Jude Resources Ltd. to complete the exploration and feasibility study.

      GEOLOGICAL DESCRIPTION

The Mpohor Intrusive Complex forms a prominent feature in the southern part of the HB Gold Concession, and is composed of diorite and gabbro, and cut by finer-grained mafic dykes. The gold mineralization occurs in altered shear zones within the intrusive. Birimian metasediments and volcanics dominate in the northern half of the concession. The structural setting of the gold mineralization follows that of the Ashanti Gold Belt with a dominant North-South trend transacted by North-East, South-West faults. Disseminated gold occurs in quartz veins and in wide alteration zones in the adjacent country-rocks.

      EXPLORATION

The drilling totals 24,308 meters from 300 holes, with about 20% being drilled by reverse circulation drilling. Spacing is a nominal 25m on the three main mineralized zones, being the Adoikrom, the Father Brown, and the Dabokrom targets.

Adoikrom is the most developed target on the HB Gold Concession. It is a highly altered and silicified shear zone with ore grade mineralization. 64 holes (6,312m) have been drilled in this target. Drill intersections at 25-50m intervals show consistent thick mineralization in all holes. So far, a 325m long and 165m deep gold vein has been confirmed. The deposit has expansion potential towards the north and south and towards depth.

In total, 94 holes (6,502m) have been drilled in the Father Brown zone and all intercepts contain economic mineralization. The spacing between the intercepts varies between 10 and 25m. To date a 200m-long and 150m-deep gold vein has been confirmed. The deposit has expansion potential in both ends and towards depth.

The Dabokrom Zone constitutes a very substantial geochemical surface anomaly that measures 800m by 1,200m. A total of 99 drill holes (9,343m) have been completed in this anomaly and the drilling confirms the presence of several gently dipping mineralized gold zones extending from the surface. In addition, extensive trenching and pitting has been carried out on the Dabokrom Zone.

      MINERAL RESOURCES AND RESERVE ESTIMATES

According to an independent geological report prepared in February 2002 by Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers of Toronto, Ontario, the concession contains 4,251,100 tonnes with 4.1 g/t of indicated mineral resources and 1,718,400 tonnes with 3.0 g/t inferred mineral resources based on 200 drill holes totalling 16,879 meters. In addition, the property hosts an inferred eluvial deposit of 5,656,700 tonnes with 1.1 g/t. Thus, indicated resources amounts to 562,000 oz gold while the inferred mineral resources hold 374,000 oz gold. Strathcona Mineral Services Ltd. of Toronto, Ontario reviewed in July 2002 the independent report prepared by Watts, Griffis and McOuat Limited for the Corporation and concluded that the project has a potential for an open-pit, heap-leachable deposit.

      LEGAL STATUS

A number of court cases relating to a claim of a former Ghanaian partner of HBM to the rights to the HB Gold Concession have been concluded in the Corporation's favour. The final court case instituted by HBM to finalize the title disputes is expected to be processed by the Ghanaian High Court in 2003. This is expected to conclude the legal disputes, which at times have temporarily disturbed the field operations at the HB Gold Concession.

    NORTH PACIFIC GEOPOWER CORP., CANADA

      OWNERSHIP

NPGP is a publicly-listed (TSX Venture Exchange: NPP) energy company dedicated to the development of a renewable geothermal project to support the commercial production of electricity in British Columbia, Canada. As at June 30, 2002, the Corporation owned approximately 86.8% of the issued and outstanding shares of NPGP. See Item 4.A "Information of the Corporation - History and Development of the Corporation - North Pacific GeoPower Corp.".

      SOUTH MEAGER GEOTHERMAL PROJECT

MCDC, a wholly-owned subsidiary of NPGP, holds the rights, through a geothermal lease with the Government of British Columbia, to develop a geothermal electrical power resource at Meager Creek in southwestern British Columbia (the "South Meager Geothermal Project"). The geothermal lease with the Government of British Columbia relates to 1,968 hectares of an undeveloped mountainous area approximately 160 km north of Vancouver, British Columbia. Access is via highway from Vancouver to Pemberton, followed by 25 km of sealed provincial highway, 36 km of secondary gravel logging roads, and 18 km of gravel roads that necessitate the use of four-wheel drive vehicles during adverse weather conditions. The geothermal lease expires December 17, 2017 and may be renewed for an additional 20 years. MCDC has provided a security deposit of $150,000. The lease carries an annual rental of $19,680.00. An undetermined royalty may be payable to the Crown on the production of electricity. The Minister may renew the lease for a further 20 years and no renewal charges are specified. Renewal would be predicated upon MCDC continuing to work the geothermal lease.

The South Meager Geothermal Project was identified as the most promising geothermal site in Canada by the Canadian Geological Survey in the late 1970s. BC Hydro and the Geological Survey of Canada spent substantial funds on reviewing alternative energy sources culminating in the drilling between 1982 and 1984 of three production-size test wells (M1-M3) in Meager Creek, on the south side of Meager Mountain. The Corporation, when first acquiring full title to the South Meager Geothermal Project in 2000, decided to conduct a full re-examination of the potential for a commercial geothermal resource in view of the emerging energy crisis in the western United States, and the new energy policies in British Columbia recommending development of alternative "green" energy sources.

In 2000, the Corporation recognized that the South Meager Geothermal Project had encountered substantial investments without measurable progress and that the entire project was in need of a complete re-evaluation before embarking on renewed drilling and development. The Corporation's review of the project included a full examination of all previous reports on geological and volcanological mapping, geophysical studies (magnetotelluric and resistivity surveying as well as radon mapping), slim-hole drilling and the previous production-size well drillings.

Recent years' geophysical surveying and slim-hole drilling results supports the currently preferred geological model, which suggests a substantial thermal up-flow zone (and possible thermal reservoir) in the vicinity of the Angel Creek vent. The very high temperatures encountered in the latest slim-hole drilling, despite significantly higher elevation than previous holes, warranted a further drill program to better define and delineate the thermal source and the possible identification of a commercial reservoir for geothermal fluids.

Management of the Corporation believes that the completed work demonstrates that the South Meager Geothermal Project, despite previous unsuccessful attempts, hosts a potential for geothermal energy production. The recent geophysical modelling and reinterpretation of available drill holes have provided information, which suggest why the previous drilling campaigns failed to demonstrate commercial quantities of circulating hot fluids, as they seemingly were drilled too deep and past the identified outflow zone (previously designated "shallow reservoir"). The previous drillings were directed into solid unaltered rocks below the outflow tongue, as now identified by the recent magneto-telluric geophysical survey.

The current thermal fence drilling, in a section behind the earlier drilling supports the conceptual model of a large thermal outflow zone that derives from a substantial up-flow in the region of the Angel Creek volcanic vent. The highly explosive nature of this eruptive vent supports the presence of a fractured, permeable halo around the stem of the volcanic vent, which may serve as a commercial reservoir. Test drilling into this halo with slim-hole equipment will allow assessment for the nature of the possible reservoir. Full size drilling can access such a commercial reservoir from a few drill pads through directional and branched drilling; such technology is increasingly being applied in low-productivity gas fields.

Management of the Corporation concluded that the latest results provide evidence that the South Meager Geothermal Project is a potentially viable geothermal project and that further development is warranted.

    MINDORO NICKEL CONCESSION, PHILIPPINES

      PROPERTY DESCRIPTION AND LOCATION

The Mindoro nickel project (the "Mindoro Nickel Project") is approximately 97 km2 and is located on Mindoro Island in the Philippines, approximately 200 km south of Manila, where the nickel and cobalt-bearing laterite deposit is developed along the foothills of the central mountains of the island approximately 30 km from the coast. The property is accessible via a 6 km dirt road from paved public roads in Mindoro Oriental between Calapan and Victoria.

      OWNERSHIP

The Mindoro Nickel Project is owned by the Corporation through Crew Norway's direct and indirect interests in Crew Minerals (Phil.), Inc. ("Crew Minerals"), Aglubang Mining Corp. and Alagag Mining, Inc. See Item 4.A "Information of the Corporation - History and Development of the Corporation - Crew Norway AS".

The Corporation received an Exploration Permit for the Mindoro Nickel Project in 1997 from the Filipino Department of Energy and Natural Resources (the "DENR"), which was renewed in February 1999 for a period of two years. In early 2001, the key section of the concession was granted by the Philippine DENR Secretary a

Mineral Production Agreement ("MPA") whereby the Corporation was granted the exclusive right for 25 years to develop the property into a mine. The MPA covers the area where the Corporation, following extensive work, had defined a measured and indicated resource of 73 mill tonnes with 0.94% Ni and 0.06% Co.

The Corporation signed on June 29, 1999 a Memorandum of Agreement with 25 Mangyan leaders of the Alangan tribe in Oriental Mindoro and the National Commission on Indigenous Peoples. This Memorandum of Understanding outlined that the Corporation shall pay a royalty of 2% of the gross output for community development and socio-economic well being of the Mangyan tribes who traditionally utilize the coverage area. In July 2001, the MPA was cancelled unexpectedly by the new DENR Secretary, H.T. Alvarez, without due process. The Corporation has appealed the cancellation to the Office of the President and also plans to file an appeal under the Foreign Investment Protection Agreement between Canada and the Philippines. As a result of the cancellation of the MPA, the Corporation has suspended all work on Mindoro Nickel Project. The management of the Corporation is convinced that there is no basis in law for the cancellation of the MPA and has taken steps to re-establish tenure.

The Corporation has opened discussions with a number of potential local partners about the further development of the Mindoro Nickel Project. The current development of a new Pilot High-Pressure Acid-Leach processing plant in the Philippines is believed to create positive interest for this technology of Nickel mining and processing. In the meantime, the Corporation seeks to gain support for the re-establishment of its title to the concession for the Mindoro Nickel Project.

      GEOLOGY

The Mindoro Nickel Project is based on an extensive laterite mineralization derived from deep weathering of ultramafic host rocks, primarily dunite and peridotite. Nickel and cobalt, when released by chemical weathering of the rocks, are accumulating in secondary minerals of the well-developed weathered rock profile.

Nickel occurs in two principal ore types, limonite ore and saprolite ore, both of which are parts of a tropical laterite profile. Limonite is the red-weathered clayey soil, which typically occupies the upper 5 meters of the soil profile and which often has high iron and cobalt grades. Saprolite is the underlying zone of deeply weathered and transformed rock, which usually hosts the highest nickel grades. The saprolite zone is typically 5-15 meters thick.

      WORK COMPLETED

The Corporation has completed more than 900 drill holes and test-pits, conducted metallurgical testwork and computer resource modelling, as well as initiated environmental studies. Most work to date has been carried out in the Lower Kisluyan area, a 10.5 km2 sub-area of the 97 km2 concession area where drilling has been completed on a grid basis with nominal distance of 100 and 140-meters between holes. Other areas, including the Upper Kisluyan, Buraboy, Alagag, Kapawa and the Shabo areas have been sampled on a much wider exploration grid.

The Corporation has examined the upgrading potential of the resource through an extensive evaluation program. This program also included in-fill core drilling, ground-penetrating radar survey, geostatistical drilling and a detailed topographic survey audit. An independent Australian firm, International Mining Consultants ("IMC"), verified the Corporation's resource calculations and completed a positive audit of the geological database and assay procedures. IMC also supervised the systematic ore beneficiation (upgrade) testwork by the Hydrometallurgical Research Lab in Brisbane, Australia.

The Corporation is currently conducting a new resource estimate based on the new samples and the upgrade testwork while the title issue is being resolved. A total of 169 new samples have been tested and show that in the saprolite, screening will give a 10% nickel upgrade and a 22% cobalt upgrade. In hard saprolite, the upgrade is 20% for nickel and 23% for cobalt.

In-fill drilling on a 100-meter grid was completed. More than 70 new core drill holes have demonstrated that mineralized material exists to depths that significantly exceed those tested in the previous programs, predominantly based on test pitting. The results of the resource re-evaluation and optimization studies were encouraging, with regard to both the upgrade potential and the increasing overall resource tonnage due to increased depth penetration.

Because of the near-surface nature of laterite deposits, the mining will essentially involve removing only of the uppermost layers of the terrain. Mining would be carried out in benches that would be rehabilitated sequentially after use by replacing topsoil and immediate replanting. If the deposit is taken to commercial production, it is proposed that laterite ore will be mined by surface strip-mining of the upper 6-9 meters, de-agglomerated and upgraded at the mine site, and the ore slurry be transferred about 40 km by an overland pipeline or by truck to the refinery plant located at Pili Point on the coast.

The High-Pressure Acid-Leach processing plant will be designed to produce approximately 40,000 tonnes of nickel briquettes and 3,000 tonnes of cobalt briquettes per year. A by-product of the process will be about 126,000 tonnes of fertilizer-grade ammonium sulfate, which will enable the Mindoro Nickel Project to supply approximately 30% of the Philippines' annual consumption thereof, all of which is currently imported. The project infrastructure, once established, will include a port, a power station and an accommodation village to support the operation.

      PRE-FEASIBILITY STUDY

A Pre-Feasibility study ("Mindoro Pre-Feasibility Report") prepared by Kvaerner in August 1998 reports that the resource evaluation at the Mindoro Nickel Project is homogenous and has the potential of supplying ore for at least 30 years of nickel-cobalt production. The Mindoro Pre-Feasibility Study estimated that the Mindoro Nickel Project has the capacity of supplying 40,000 tonnes of nickel per year at a projected cash cost of US$1.06 per pound of nickel or US$0.30 per pound of nickel after cobalt credits. The following table of key results is found on page 1 of the executive summary of the Mindoro Pre-Feasibility Study:

BASE CASE*
----------
Nickel production                      40,000 tonnes per year
Cobalt production                      3,050 tonnes per year
Cash Cost (Ni only)                    $1.06 per lb.
Cash Cost (Ni + Co)                    $0.30 per lb.
Capital Cost                           $665 million
                                       $467 million
Internal Rate of Return                39%

* Based on US$2.50 per lb. Ni and US$10 per lb. cobalt price
(All Dollar amounts in U.S. currency.)


      DEVELOPMENT STAGE

The MPA title was cancelled when the Mindoro Nickel Project was in the final feasibility stage. Most of the resource evaluation has been completed to feasibility level and audited and confirmed by independent consultants. The environmental baseline studies, test work regarding environmental impact assessment and a final feasibility study remain to be completed. The current suspension of activities is due to uncertainties in the title caused by the unexpected cancellation of the MPA. No further development work will be undertaken until the MPA is returned.

      MINERAL RESOURCE AND RESERVE ESTIMATES

The Corporation has defined a measured and indicated mineral resource of 72.6 million DMT with an average "in-situ" grade (before upgrading/beneficiation) of 0.94% nickel and 0.06% cobalt, including 21.4 million DMT at 1.16% nickel and 0.06% cobalt primarily hosted in limonite and transitional saprolite. The global resources are in excess of 200 million DMT, including the inferred mineral resources derived from surrounding areas that are drilled on a much wider exploratory grid. This drilling is unevenly spaced in 200-500 meter intervals.



         CATEGORY                                          TONNES (DMT)         NICKEL %         COBALT %
         --------                                          ------------         --------
         Measured & indicated resources                      72,671,396             0.94             0.06
         Inferred mineral resources                         134,913,832             0.90             0.09


         The calculation was conducted by Jon S. Petersen, M.Sc. (Vice President of Exploration) according to JORC.

    PAMPLONA SULPHUR DEPOSIT, PHILIPPINES

      PROPERTY DESCRIPTION AND LOCATION

The Pamplona sulphur deposit (the "Pamplona Sulphur Deposit") is located on the Filipino island of Negros, less than 5 km from a deep-sea port site and consists of a mixed sulfur-sulfide ore with both native sulphur and pyrite/marcasite. Access to the deposit is by a 12 km partially rehabilitated forest road from Amlan on the Southeast coast of Negros Island. The nearest domestic airport is in Dumaguete, approximately 40 km from the project site.

      OWNERSHIP

The current License covers an area of 39 km2 and is composed of two Exploration Permit areas named EP00007-VII and EXPA00068-VII. The rights to the Pamplona Sulphur Deposit were acquired by the Corporation, through Crew Norway, in 1999 as a stand-alone project, although it has the potential to enhance the economics of the Mindoro Nickel Project. See Item 4.A "Information of the Corporation History and Development of the Corporation - Crew Norway AS".

      MINERAL RESOURCE AND RESERVE ESTIMATES

The Pamplona Sulphur Deposit has 60 million tonnes of open-pitable measured mineral resources within a total resource of 84 million tonnes with an average composition of 13.8% elemental sulphur and 17.0% sulphur as sulphide. Benguet Mining Corp. and Freeport-McMoran Copper & Gold Inc., the former concession holders, classified the deposit as a proven mineral reserve, but the Corporation has not completed an economic study on the deposit, and, therefore, has re-classified the resource as a measured and indicated mineral resource according to the JORC code. The resource evaluation was carried out on the basis of 178 diamond-core drill holes placed in a 60-meter grid pattern.

The Corporation is in discussions with potential Filipino partners for the development of the Pamplona Sulphur Deposit as a stand-alone project. Although sulphur is produced in vast amounts by gas and oil refineries, the transport costs amount to a significant proportion of its value. There is currently no sulphur domestically available in the Philippines and the Pamplona Sulphur Deposit may offer the Corporation an advantage over its non-domestic competitors.

    R0ROS ZINC PROJECT, NORWAY

      PROPERTY DESCRIPTION AND LOCATION

The Corporation initiated the R0ros Zinc project ("Roros Project") in 1998 when management of the Corporation concluded that the district, well known for historic copper mining for over 300 years, had an unrecognized potential for commercial zinc deposits in portions of the associated massive sulfide deposits. The R0ros Project is located in central Norway approximately 140 km east of Trondheim, Norway's third largest city. Access to R0ros Project is through a well developed public road system and railroads. A local airport in R0ros receives regular domestic flights. Historic mines of 1 to 8 million tonnes were mined for copper only, even though the zinc-content in the R0ros mines was equal or often higher than that of copper. Zinc-rich portions of the former mines and prospects were avoided due to a lack of viable flotation technology.

      OWNERSHIP

The Corporation owns the Roros Project through Crew Norway. See Item 4.A "Information of the Corporation - History and Development of the Corporation - Crew Norway AS". The Corporation has claimed all prospects and areas around most former producing mines within a 3,000 km2 area covering the R0ros and the Meraker districts. The title is held through a number of strategic claims within the vast area of interest between the towns of R0ros and Meraker. Currently the title is secured through 55 claim titles in 7 different municipalities. The titles are maintained for a fixed fee per year of $100 per claim for 7 years (since 1999).

      GEOLOGY

The target is high-grade zinc mineralization with copper and possible gold credits in stratiform, massive sulfide deposits hosted in low-grade metamorphic sedimentary and volcanic host rocks of Caledonian (Ordov-Silurian) age. Typical grades are 15-25% zinc, 1% Cu and 0.5 g/t gold. Lead is negligible. The zinc-to-copper ratio for the mines ranges from 2 to 20.

All accessible sites including over 40 prospects and 16 abandoned mines were examined and sampled and a geophysical ground survey conducted over a selected number of targets. Subsequently, a new high-resolution helicopter-borne geophysical survey was completed in 1999 covering 6,400 line-km. A supplementary 3,700 line-km survey from the Norwegian Geological Survey in 1992 was added after being digitally refined to meet the same standards as the new survey. The results outlined numerous new targets which are examined with ground magnetic and electromagnetic very low frequency geophysics, deep soil geochemical sampling, geological mapping and core drilling.

Three targets were initially selected for drilling. Winter drilling in 2000/2001 completed a total of 550m in 6 holes on the Tj0nnvolmyran target. The Klinkenberg occurrence has zinc-rich sulfide mineralization outcropping on the surface along 200m strike near the historic workings. The 9 hole drill program totalling 610m in this target discovered a 10m mineralised interval with bands of massive sulfides below the known ore body. At the Rodalen (Rosjoen) drill target, four holes totalling about 460m were completed.

The three tested drill targets demonstrated the existence of stratiform massive sulfide mineralization with potentially commercial dimensions and zinc-grades, but which so far have been subeconomic in the drilled segments. The first drill targets were selected because of coinciding geophysical and soil-geochemical anomalies. These constitute only a fraction of a much larger array of anomalies that still undergo geological and geophysical examinations as preparation for drilling.

In addition, approximately 27 new targets have been ground surveyed and/or deep soil-sampled. Several of these targets show combined geophysical and geochemical anomalies, which merits follow-up investigation. About 660 new deep-soil geochemical samples have been collected from the geophysical targets in the Roros and Meraker districts. The assay results of these include valuable data which will be used in the definition of drill targets for subsequent investigations.

The current depressed zinc and copper prices have led the Corporation to suspend further exploration activities. The Corporation has acquired valuable geological data through more than 10,000 line km of detailed helicopter geophysics surveys, which have been financed by Noranda Inc. during an earn-in campaign in 1999. Noranda Inc. discontinued its engagement in 2000 for corporate reasons and all data were transferred to the Corporation. The Roros Project may prove to be valuable in the future but more grassroots exploration work is required and the Corporation therefore has decided to reduce the value of this prospect until specific targets have been located.

      MINERAL RESOURCE AND RESERVE ESTIMATES

The Roros Project is at an exploration stage and currently has no defined resources.

    RINGVASS0Y GOLD PROJECT, NORWAY

      PROPERTY DESCRIPTION AND LOCATION

The Ringvass0y gold project (the "Ringvassoy Gold Project") is located in an Archaean Greenstone belt, covering 250 km2 in northern Norway. Access to Ringvassoy Gold Project is by public paved roads from Troms, a major city with Norwegian domestic air services. The gold mineralization is associated with quartz veining and previous exploration by several groups, including the Corporation, has revealed widespread occurrence of anomalous gold in stream sediments.

      OWNERSHIP

Crew Norway has entered into an agreement with Northern Shield Resources Inc., a private Canadian junior exploration company, whereby 50% of the Ringvassoy Gold Project can be earned-in by Northern Shield Resources Inc. by completing exploration work amounting to $750,000 over two years. The property consists of 53 claims

(about 14 km2) acquired by the Corporation in 1999. The Corporation will maintain the claims and remains the holder of the property in the joint venture partnership. Annual claim adjustments will reflect the results of the exploration program. See Item 4.A "Information of the Corporation - History and Development of the Corporation - Crew Norway AS".

      WORK COMPLETED

The work in the summer of 2002 included a detailed helicopter-borne multidisciplinary geophysical survey and geological mapping and sampling. The results of the geophysical survey were encouraging as the data revealed a number of large contrasting anomalies attributable to electrical and electromagnetic conductors which may reflect potential mineralization. The results of sample assaying is pending. The parties are pleased with the work and are planning to drill several targets in the coming season.

      MINERAL RESOURCE AND RESERVE ESTIMATES

The Ringvassoy Gold Project is an early exploration stage and currently has no defined resources.

    METOREX LIMITED, SOUTH AFRICA

      OWNERSHIP

As of November 15, 2002, the Corporation's interest in Metorex, held through Crew Norway, was 21%. Please see Item 4.A "Information of the Corporation - History and Development of the Corporation - Crew Norway AS".

      OPERATIONS OF METOREX

Metorex is a South African mining house that owns and operates the following seven mines and two development projects in Africa:

        CONSOLIDATED MURCHISON MINE

The Consolidated Murchison mine is a gold-antimony producer, which has been in operation since 1937.

The mine was acquired by Metorex from JCI Limited in 1997 at a time when declining markets, increasing operating costs and cost overruns on a new mine shaft created serious financial challenges for Metorex.

The mining profit for the year ending June 30, 2002 of ZAR 12 million (approximately $2.1 million) is a 53% improvement on the previous year.

        CHIBULUMA MINES PLC

Production of copper and cobalt from the Chibuluma West underground operation ("Chibuluma West") was below that of the previous year due to tonnage and grade shortfalls during the first half of the financial year. The decline in the copper price resulted in the loss from mining operations of ZAR 6.5 million (approximately $1.1 million) (2001: ZAR 24.5 million profit, approximately $4.2 million) for the year. Ongoing underground exploration drilling has indicated the Chibuluma West reserves to represent a further life of approximately two years.

The Chibuluma South project ("Chibuluma South") was placed on "care and maintenance" status due to the deterioration in the copper price and high operating and treatment costs of the oxide ore concentrate. The feasibility on the development of the quality Chibuluma South sulphide orebody has been reworked and investigations into introducing a joint venture partner to finance the development of this ore reserve is underway.

        VERGENOEG MINING COMPANY (PTY) LTD.

Vergenoeg Mining Company (Pty) Ltd. ("Vergenoeg") operates a fluorspar ore mine approximately 65 km northeast of Pretoria in South Africa. Vergenoeg was acquired by Metorex from Bayer AG in May 1999 following an international tender process. According to current mining rates, the mine likely has a remaining life in excess of 50 years.

Vergenoeg is the single largest fluorspar resource in the world, representing approximately 10% of the world's total fluorspar resources. Mining of this deposit has taken place for 40 years and, as such, the deposit is well known. Minerales Y Productos Derivados SA, a Spanish producer and consumer of fluorspar, is a partner in this project alongside Metorex and holds 30% of Vergenoeg.

        MARANDA MINES LTD.

Metorex holds a 100% interest in Maranda Mines Ltd. ("Maranda"), which in turn owns a zinc and copper mine situated in the Tzaneen area of South Africa's Northern Province. The mine has been in operation since 1991. Zinc concentrate is sold to Zincor Corporation of South Africa Limited, a zinc refinery in South Africa. This production represents approximately 15% of the South African zinc requirement. The copper concentrate produced by Maranda is transported to the city of O'okiep, located near Springbok in the Northern Cape Province of South Africa, for smelting and the blister copper produced there is sold into world markets.

        O'OKIEP COPPER CO. LTD.

In October 1998, Metorex acquired from Gold Fields of South Africa Limited a 100% interest in O'okiep Copper Co. Ltd ("O'okiep Copper"). O'okiep Copper holds the rights to the Nigramoep underground copper mine and the nearby Nabakeep smelter, at which the concentrate is smelted. The Nigramoep mine has been in production since 1940.

In addition to smelting concentrates from the Nigramoep mine, Nabakeep smelts toll and custom concentrates sourced from local and international markets producing blister copper. In order to maintain smelting efficiencies, 40,000 to 50,000 tonnes of copper concentrate per annum is toll treated at the smelter.

        WAKEFIELD INVESTMENTS (PTY) LTD.

Metorex holds a 100% interest in Wakefield Investments (Pty) Ltd. ("Wakefield"). Wakefield comprises three collieries, namely Leeuwfontein, Bankfontein and Lakeside. The collieries are all situated in the Kendal area of Mpumulanga and jointly produced 2.1 million run of mine tonnes of coal at an average yield of 60% to produce 1.3 million tonnes of saleable coal. This coal is mainly sold to local industrial markets and domestic users.

        METMIN (PTY) LTD.

In 1975, Metorex acquired a 65% interest in Metmin (Pty) Ltd. ("Metmin"). Metmin operates the Ryedale open pit mine in the North West Province of South Africa and produces about 24,000 tonnes of manganese dioxide annually. Manganese dioxide is used as a catalyst for the extraction of uranium that is associated with certain gold ores.

        METOREX BURKINA FASO BV - PERKOA PROJECT

Effective September 30, 1999, and subject to certain conditions being fulfilled, Metorex acquired from Billiton Plc 100% of Metorex Burkina Faso BV. This acquisition was undertaken by Metorex with the intent of developing the Perkoa zinc deposit in the country of Burkina Faso, located in western Africa.

A Memorandum of Understanding with the government of Burkina Faso has been agreed to setting out the conditions pertaining to the development of the Perkoa project. At the present world price for zinc, this project is not viable but continued exploration is taking place to establish additional adjacent reserves.

    ASIA PACIFIC RESOURCES LTD., CANADA

Asia Pacific is a British Columbia company listed on the Toronto Stock Exchange. The Corporation presently holds 33 million shares in Asia Pacific representing approximately 7.46% of the total number of issued and outstanding shares of Asia Pacific. Asia Pacific holds a 90% interest in Asia Pacific Potash Corporation Ltd., a Thai company which owns 100% of a major potash concession in north-eastern Thailand. See Item 4.A "Information of the Corporation - History and Development of the Corporation - Asia Pacific Resources Ltd.".

Since 1993, Asia Pacific has expended approximately US$21 million in exploration expenditures on the potash concession. Asia Pacific has identified two significant deposits to date. Extensive diamond drill hole and seismic survey programs have been carried out together with a variety of geological, geotechnical, metallurgical and other programs in respect to the concession. The gross in situ resource is estimated to contain 1.4 billion tonnes of sylvanite.

In 1998, a feasibility study by Kilborn Western Inc. was completed with respect to the Somboon deposit, being the smaller of the two potash deposits. A production rate of 2,000,000 tonnes annually over a project life of 23 years was estimated. The overall direct and indirect capital costs for the Somboon project were estimated at US$505 million. Including an allowance for costs, interest during construction, and working capital, the total investment in the Somboon deposit is estimated to be approximately US$646 million.

In June 2002, the board of directors of Asia Pacific engaged a team of internationally recognized engineering consulting firms, AMEC PLC and SRK Consulting, to review the economics of a staged project development to allow an accelerated schedule and lower up-front capital expenditure, compared to the 1998 Feasibility Study which contemplated a US$540 million expenditure upfront (1998 Dollars) for production of 2 million tonnes per year from the Udon South deposit. Asia Pacific expects to be in a position to determine the specific project development program by the end of 2003.

    BREAKDOWN OF TOTAL REVENUES BY CATEGORY OF ACTIVITY AND GEOGRAPHIC MARKET

For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Notes 22(a) and (b) to the Consolidated Financial Statements.

  C. ORGANIZATIONAL STRUCTURE

The following diagram sets forth the intercorporate relationships among the Corporation and certain of the Corporation's subsidiaries as at June 30, 2002:


                                                      ----------------------------
                                                      Crew Development Corporation
                                                                 (YUKON)
                                                      ----------------------------
          ----------------------------------------------------------|-------------------------------------------------------
          |                                                         |                                                      |
          |    87%                                                  |    100%                                              |    100%
--------------------                                  ----------------------------                                    --------------
    North Pacific                                            Crew Development                                         Crew Norway AS
   GeoPower Corp.                                         Corp. (Mauritius) Ltd                                         (NORWAY)
 (BRITISH COLUMBIA)                                      (REPUBLIC OF MAURITIUS)
--------------------                                  ----------------------------                                    --------------
          |                                                         |                                                      |
          |                                                         |                                                      |
          |                       -------------------------------------------------------------------                      |
          |                       |                                                                 |                      |
          |   100%                |    100%                                                         |   100%               |
--------------------     -----------------------                                        -----------------------            |
    Meager Creek             Crew Development                                               Crew Development               |
    Development                 (Chib) Ltd                                                    (Kingsa) Ltd                 |
    Corporation          (REPUBLIC OF MAURITIUS)                                        (REPUBLIC OF MAURITIUS)            |
(BRITISH COLUMBIA)                                                                                                         |
--------------------     -----------------------                                        -----------------------            |
                                  |                                                                 |                      |
                                  |                                                                 |                      |
                                  -------------------------------------------------------------------                      |
                                                                    |                                                      |
                                                                    |    21%(3)                                            |
                                                      ----------------------------                                         |
                                                             Metorex Limited                                               |
                                                              (SOUTH AFRICA)                                               |
                                                      ----------------------------                                         |
                                                                                                                           |
                                                                                                                           |
          ------------------------------------------------------------------------------------------------------------------
          |                       |                                 |                               |                      |
          |   100%                |   100%(2)                       |    100%                       |   100%               |    82%
--------------------     ---------------------        ----------------------------      ------------------------      --------------
Alubang Mining Corp.      Alagag Mining Corp.          Crew Minerals (Phil.) Inc.       Hwini-Butre Minerals Ltd       Nalunaq IS(1)
   (PHILIPPINES)            (PHILIPPINES)                   (PHILIPPINES)                  (REPUBLIC OF GHANA)          (GREENLAND)
--------------------     ---------------------        ----------------------------      ------------------------      --------------

NOTES:

(1)  Joint Venture between the Corporation and Nunaminerals AS.
(2)  100% owned directly and indirectly.
(3)  21% owned in aggregate as of November 15, 2002.

  D. PROPERTY, PLANTS AND EQUIPMENT

For information regarding the material tangible fixed assets of the Corporation, including leased properties, please see Notes 5, 9, 10 and 22(b) of the Consolidated Financial Statements, and Item 4.B "Information of the Corporation
- Business Overview". For a discussion of any environmental issues that may affect the Corporation's utilization of the aforementioned assets, please see
Item 3.D "Key Information--Risk Factors--Mineral Exploration and Development".

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  A. OPERATING RESULTS

    OVERVIEW

During the year the Corporation experienced a change of control of management of the Corporation. New management has placed a new strategic focus on developing and operating gold and precious metals assets directly owned by the Corporation.

For further information regarding the operating and financial prospects of the Corporation, please see Item 4.A "Information of the Corporation--History and Development of the Corporation".

    RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations should be read along with the Consolidated Financial Statements. These reports have been prepared in accordance with Canadian GAAP, which conforms to U.S. GAAP in all material respects, except as described in Note 25 to the Consolidated Financial Statements.

The results of operations for the last three fiscal years are summarized as follows:


                                                                        YEAR ENDED JUNE 30
                                                                          (IN THOUSANDS)
                                               ---------------------------------------------------------------------
                                                      2002                     2001                    2000
                                              ---------------------     -------------------     --------------------
Revenues                                                  $111,731                 $79,702                  $10,908
Cost  of  revenues  (and   amortization   of
mining assets)                                             (91,534)                (70,494)                  (8,390)
Head office interest and other income                        1,832                    (187)                    135
African  operations  -  interest  and  other
income                                                       1,213                   3,369                    1,572
Administrative   costs  (excluding   African
operations)                                                (10,069)                 (6,076)                  (3,493)
Administrative costs - African operations                   (7,512)                 (3,358)                  (1,766)
                                              ---------------------     -------------------     --------------------
INCOME (LOSS) BEFORE THE UNDERNOTED:                         5,661                   2,956                   (1,034)
                                              ---------------------     -------------------     --------------------

Loss (gain) on investment in Metorex Limited                (8,037)                  3,541                    4,031
Provision for impairment of Chibuluma  South
Mine                                                        (8,451)                      -                        -
Provision for impairment of investment in
Asia Pacific Resources                                     (19,593)                      -                        -
Provision for impairment of other mineral
property interests                                          (5,010)                      -                        -
Loss on dilution of interest in South
Meager Geothermal Project                                   (1,503)                      -                        -
Costs related to Mindoro Nickel Project                     (1,573)                      -                        -
Provision for decline in Mindoro Nickel
Project                                                          -                 (34,024)                       -
Provision for current and future taxes
(African operations                                         (3,269)                 (3,622)                    (319)
Provision for current and future taxes
(excluding African operations)                               2,623                   7,969                        -
Non - controlling interest in Metorex                       (1,599)                 (3,104)                    (288)
                                              ---------------------     -------------------     --------------------
                                                          $(40,751)               $(26,284)                   2,390
                                              ---------------------     -------------------     --------------------
                                              ---------------------     -------------------     --------------------

    YEARS ENDED JUNE 30, 2002 AND 2001

For the year ended June 30, 2002, the Corporation incurred a net loss of $40.7 million ($0.31 per share), compared with a net loss of $26.3 million ($0.26 per share) for the year ended June 30, 2001, on mineral sales of $111.7 million ($79.7 million in 2001). All of the Corporation's revenues arise from the consolidation of the Metorex operations which are summarized below.


                            COMMODITY SALES - METOREX



                                                                        YEAR ENDED JUNE 30
                                               ---------------------------------------------------------------------
                                                       2002                    2001                    2000
                                               --------------------       -----------------      -------------------
Copper               tonnes                                  22,852                  22,404                  23,515
Coal                 tonnes                               1,271,444               1,428,606               1,215,804
Zinc                 tonnes                                  12,929                  12,554                  12,451
Gold                 kilograms                                  949                   1,146                   1,055
Antimony             mtu                                    542,934                 409,202                 462,712
Fluorspar            wmt                                    141,360                 137,160                 140,848
Cobalt               tonnes                                     100                     116                      91
Manganese            tonnes                                  23,988                  19,026                  25,468


                               REVENUES - METOREX
                      (IN THOUSANDS OF SOUTH AFRICAN RAND)



                                                                        YEAR ENDED JUNE 30
                                               ---------------------------------------------------------------------
                                                       2002                    2001                    2000
                                               ---------------------    --------------------    --------------------
Copper                                                      328,217                 284,435                 223,124
Coal                                                        122,928                 116,685                  86,591
Zinc                                                        105,774                  98,415                  89,162
Gold and Antimony                                           121,661                 109,597                  84,723
Fluorspar                                                   119,746                  82,846                  71,127
Cobalt                                                       15,558                  20,723                  16,769
Other                                                         6,441                   7,557                   7,452
                                                            820,325                 720,258                 578,948
Less: realization costs                                     127,895                 106,460                 127,143
Revenues                                                    692,427                 613,798                 451,805


The operating results of Metorex included in the consolidated financial statements consist of the following revenues and net income:


                               REVENUES - METOREX
                       (IN THOUSANDS OF CANADIAN DOLLARS)


                                                                        YEAR ENDED JUNE 30
                                               ---------------------------------------------------------------------
Segment                                                2002                    2001                    2000
                                               ---------------------    --------------------    --------------------
Copper                                                       44,520                  33,222                   7,649
Coal                                                         15,735                  13,743                       -
Zinc                                                         18,340                  12,978                       -
Gold and Antimony                                            16,011                  10,897                       -
Fluorspar and other                                          17,125                   8,862                   3,259
                                                            111,731                  79,702                  10,908


                           NET INCOME (LOSS) - METOREX
                       (IN THOUSANDS OF CANADIAN DOLLARS)


                                                                        YEAR ENDED JUNE 30
                                               ---------------------------------------------------------------------
Segment                                                2002                    2001                    2000
                                               ---------------------    --------------------    --------------------
Copper                                                        5,917                   5,711                   1,414
Coal                                                         (1,623)                 (1,061)                      -
Zinc                                                          1,105                     495                       -
Gold and Antimony                                               814                     285                       -
Fluorspar and other                                           3,221                      46                     303
                                               ---------------------    --------------------    --------------------
                                                              9,434                   5,476                   1,717
                                               ---------------------    --------------------    --------------------
Provision for impairment of Chibuluma South
Mine                                                         (8,451)                      -                       -
Non-controlling interest                                       (404)                 (2,983)                      -
(Loss) gain on investment in
  Metorex Limited                                            (8,037)                  3,541                   4,031
                                               ---------------------    --------------------    --------------------
Total                                                        (7,458)                  6,034                   5,748
                                               =====================    ====================    ====================

The principal reason for the increase in fiscal 2002 of mineral sales, cost of mineral sales and amortization and administrative costs, as compared with 2001, is that the results of operations of Metorex were consolidated for the 10 months ended April 30, 2002, whereas the results for the previous year included consolidated results for only 7 months (December 1, 2000 - June 30, 2001). Operating performance of Metorex improved during the second half of fiscal 2002, assisted by generally improved commodity prices and continued weakness of the South African Rand against the U.S. Dollar.

During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance due to low copper prices and high operating costs. As a result, the Corporation recorded a provision for impairment of Metorex's Chibuluma South mine of $8,450,857 (2001 - Nil). On April 24, 2002, Metorex issued 18.1 million shares to other shareholders thus reducing the Corporation's interest in Metorex from 53% to 46% and resulting in the Corporation incurring a loss on dilution of its investment of $1,133,928. On April 26, 2002, the Corporation disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479 (2001
- Nil). The Corporation had equity earnings in Metorex from May 1, 2002 to June 30, 2002 of $1,549,819 (2001 - July 1 to November 2000 - $3,540,665). At June
30, 2002, the Corporation recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex.

The current year increase in "head office interest and other income" over 2001 is primarily a result of a realized foreign exchange gain of approximately $1,634,000 (2001 - loss of $800,000) on Norwegian Kroners held at the beginning of fiscal 2002. At June 30, 2002, most of the Corporation's funds were held in Canadian Dollars, thereby reducing the foreign exchange exposure.

Administrative costs (excluding African operations) increased from $6.6 million in 2001, to $10.1 million in 2002. Included in the current years administrative costs were substantial non-recurring expenses in the period related to a change in control of the board of directors and senior management of the Corporation. Professional fees include $810,000 (2001 - Nil) of non-recurring professional fees related to the change of management of the Corporation and related litigation thereto. Also included in the professional fees are $222,000 (2001 -
Nil) of advisory fees related to corporate tax planning for the Corporation. Administration, office and general expenses include $1,592,000 (2001- Nil) of non-recurring contract termination payments to former officers and directors of the Corporation and consulting and non-recurring engagement fees payable to the Corporation's senior management.

Included in the loss for the year is a provision for impairment of the Corporation's long-term investment in Asia Pacific in the amount of $18,048,177 net of future income tax recovery of $1,544,879 (2001 - Nil). Due to continued weakness in Asia Pacific's stock price the Corporation determined that the decline in value was other than temporary and as a result recognized a provision for loss on this investment. Also included in the loss for the year is a provision for impairment of mineral property interest relating to the R0ros Project of $3,900,793, net of a future income tax recovery of $1,109,085 (2001 -
Nil). Due to current depressed zinc and copper prices the Corporation decided to suspend further exploration activities and therefore has written down the value of this project.

In addition, $1.6 million was invested in advancing the Mindoro Nickel Project in the first quarter ended September 30, 2001. The majority of the costs relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities related to the project following the cancellation of the MPA. Effective April 2002, the Corporation has withdrew from all activities related thereto and temporarily placed the project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Corporation's appeal to reinstate the MPA.

The Corporation prepared the Consolidated Financial Statements in accordance with Canadian GAAP which differs in certain respects from those principles which the Corporation would have followed had the Consolidated Financial Statements been prepared in accordance with U.S. GAAP. The major differences between Canadian and U.S. GAAP which effect the Corporation's consolidated financial statements for the year-ended June 30, 2002 are as follows:


      (a) $3.3 million greater provision for impairment of investment in Asia Pacific (held by Botswana Diamondfields Incorporated), caused by a higher pre-provision U.S. GAAP carrying value of Botswana Diamondfields Incorporated;

      (b) $10.0 million (2001 - $7.7 million) charge to earnings for mining exploration expenditures expensed under U.S. GAAP and capitalized under Canadian GAAP;

      (c) a $14.3 million lower provision for impairment of the Corporation's investment in Asia Pacific as this amount was recorded as a provision for impairment in the year-ended June 30, 2001 for U.S. GAAP purposes; and

      (d) a $2.9 million lower loss on investment in Metorex due to a previously lower carrying value of this investment under U.S. GAAP.

Please see Note 25 of the Consolidated Financial Statements for full details of the reconciliation to U.S. GAAP.

    YEARS ENDED JUNE 30, 2001 AND 2000

For the year ended June 30, 2001, the Corporation incurred a net loss of $26.3 million ($0.26 per share), compared with a net income of $2.4 million ($0.04 per share) for the year ended June 30, 2000, on mineral sales of $79.7 million ($10.9 million in 2000).

The principal reason for the increase in mineral sales, cost of mineral sales and amortization, as compared with fiscal 2000, is that the results of operations of Metorex were consolidated effective December 1, 2000. The Corporation had previously proportionately consolidated its investment in Metorex for the first six months of fiscal 2000, and had equity accounted for its interest from January 1, 2000 to November 30, 2000, covering the last six months of fiscal 2000 and the first five months of fiscal 2001.

Included above in "head office interest and other income" for the year is an unrealized foreign exchange loss of approximately $800,000 (2000 - $nil) on Norwegian Kroners held at June 30, 2001, which was not realized because of the reversal in the Norwegian Kroner/Canadian Dollar exchange rate subsequent to the year end.

Administrative costs (excluding African operations) increased from $3.5 million in 2000, to $6.1 million in 2001, primarily as a result of the acquisition of both Mindex and Botswana Diamondfields Incorporated in December 1999, together with increased costs relating to travel, shareholder relations and professional fees. "Pro-forma" administrative costs for fiscal 2000, including 12 months of costs pertaining to Mindex and Botswana Diamondfields Incorporated, are approximately $5.1 million.

The principal differences creating the larger loss for U.S. GAAP purposes than for Canadian GAAP purposes during the year-ended June 30, 2001 are:

      (a) a $10.0 million (2000 - nil) greater provision for the decline in the carrying value of the Mindoro Nickel Project, caused by a higher pre-provision U.S. GAAP carrying value of Mindex, partially offset by a related future income tax recovery of $4.7 million;

      (b) a $7.7 million (2000 - $4.2 million) charge to earnings for mining exploration expenditures expensed under U.S. GAAP and capitalized under Canadian GAAP, partially offset by a future income tax recovery of 3.3 million; and

      (c) a $14.3 million provision under U.S. GAAP for the decline in the carrying value of the Corporation's investment in Asia Pacific, due to differences in the criteria for determining impairment.

Please see Note 25 of the Consolidated Financial Statements for full details of the reconciliation to U.S. GAAP.

    CRITICAL ACCOUNTING POLICIES OF THE CORPORATION

The Consolidated Financial Statements include the accounts of the Corporation and all of its subsidiaries, as referred to in Note 2(a) of the Consolidated Financial Statements. The Corporation prepared the Consolidated Financial Statements in conformity with Canadian GAAP, which conforms in all material respects to U.S. GAAP, except for those items disclosed in Note 25 to the Consolidated Financial Statements. The Corporation has detailed the differences, and has also provided a reconciliation of the differences, between U.S. and Canadian GAAP in Note 25 to the Consolidated Financial Statements.

The preparation of the Consolidated Financial Statements requires the Corporation to make estimates and judgments that affect its reported amounts of assets, liabilities, revenues and expenses. The carrying values of the Corporation's investments, mineral property interests and property, plant and equipment are based on estimates. Furthermore, on an ongoing basis, the Corporation evaluates its estimates, including those related to asset impairment and contingencies. These estimates are all based on information that is currently available to the Corporation and on various other assumptions that it believes to be reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and the impact on the Consolidated Financial Statements of future periods could be material. Actual results could vary from those estimates under different assumptions and conditions.

The Corporation lists all of its significant accounting policies in Note 2 to the Consolidated Financial Statements and has identified the following accounting policies which are believed to be the most critical in fully understanding and evaluating the reported financial results.

    VALUATION OF MINERAL PROPERTY INTERESTS

All costs related to the acquisition and exploration of mineral properties are capitalized until either commercial production is established or a property is abandoned. At that time, such costs will either be amortized on a systematic basis over the estimated productive life of the property or charged to earnings.

The Corporation reviews the carrying value of each property on a regular basis. This review is made generally by reference to the timing of exploration work, work programs proposed and the exploration results achieved by the Corporation and others. When the carrying value of a property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

The carrying value of mineral property interests represent costs incurred to date and does not reflect present or future values. The Corporation is in the process of exploring the other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete their exploration and development and upon future profitable production.

    VALUATION OF INVESTMENTS

Management regularly reviews the carrying value of the Corporation's other long-term investments, such as the investments in Metorex, Asia Pacific and the South Meager Geothermal Project, to determine whether their carrying values, as recorded in the consolidated financial statements of the Corporation, are appropriate. These reviews, which are carried out on an annual basis and whenever events or changes in circumstances indicate that the investment may have suffered an other than temporary decline in value, are based on projections of anticipated future cash flows to be generated from the investments. While management believes that these estimates of future cash flows are reasonable, different assumptions could materially affect the anticipated cash flows to be generated by the investments, thereby affecting the evaluations of the carrying values of the investments.

  B. LIQUIDITY AND CAPITAL RESOURCES

During the year the Corporation used $7.0 million in cash from operating activities. The net loss of $40.7 million included amortization of $4.4 million and non-controlling interest of $1.6 million. This net loss included a non-cash provision for impairment of investment in Asia Pacific of $19.6 million; a provision for impairment of other mineral property interests of $5.0 million; a provision for impairment of Chibuluma South of $8.5 million; a loss on investment in Metorex of $ 8.0 million; a release in future income taxes related to the provisions above of $4.2 million; unrealized foreign exchange loss of $682,881 and a gain on sale of assets of $431,480. With respect to the changes in working capital, the primary use of cash was due to a decrease in accounts payable of $6.7 million and an increase in inventory of $1.6 million. The majority of the movement in accounts payable and all of the movement in inventory incurred in Metorex.

The Corporation's cash position at June 30, 2002 was $4.4 million (2001 - $40.1 million, of which $14.2 million was held by Metorex). As at June 30, 2002, Crew had total assets of $82 million (2001 - $225 million) and shareholders' equity of $74 million (2001 - $107 million).

Working capital at June 30, 2002 amounted to $4.4 million (June 30, 2001 - $28.8 million, of which $5.7million arises on consolidation of Metorex).

The Corporation issued a total of 10,158,101 Common Shares during the latest financial year for gross proceeds of $3,758,497 ($3,364,032 net of issue costs). The Corporation also issued 3,750,000 warrants to purchase 3,750,000 Common Shares of the Corporation for cash consideration of $275,250.

On October 22, 2002, the Corporation sold an additional 28 million shares of Metorex for cash proceeds of $12.6 million. The proceeds from the sale of Metorex shares will be used for working capital and further exploration of existing projects and is consistent with the Corporation's new strategy to acquire and hold assets directly and focus mainly on precious metals.

During the latest financial year, a total of $8.7 million was invested in advancing the Corporation's exploration and development properties, of which $8.5 million was spent in developing Nalunaq to the stage where the bankable feasibility study, which commenced in November 2001, was completed in August 2002.

In addition, $1.6 million was invested in advancing the Mindoro Nickel Project in the first quarter ended September 30, 2001. The majority of the costs related to technical field costs and were incurred prior to the decision of management of the Corporation in September 2001 to withdraw from all field activities related to the Mindoro Nickel Project following the cancellation of the MPA in July 2001. Effective April 2002, the Corporation withdrew from all activities related to the Mindoro Nickel Project and temporarily placed the project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Corporation's appeal to reinstate the MPA.

During the fiscal 2002, Asia Pacific completed a financial restructuring which included the conversion of all of its outstanding debentures to common shares and the issuance of additional common shares through private placements. As part of the restructuring, due to commitments entered into by former management of the Corporation on October 8, 2001, the Corporation invested an additional $5 million into Asia Pacific. Due to the dilution of its interest and a substantial decline in value of Asia Pacific, the Corporation determined that an impairment had occurred and wrote down its investment to market value at June 30, 2002, and recorded a provision for loss in value of investment of $19,593,056.

In the opinion of management of the Corporation, the working capital of the Corporation is sufficient to meet its present requirements. At June 30, 2002, the Corporation's cash position was $4.4 million.

    FORWARD LOOKING STATEMENTS

Nalunaq and the remaining licenses represent substantial potential as only 1/30th of the estimated overall structure has been explored. It is management's view that the Greenlandic concessions held by the Corporation and its partner, Nunaminerals, may represent a new gold region. The Corporation will give high priority to explore its concessions in Greenland in the immediate future.

The Corporation and Nunaminerals intend on transferring their respective ownership in Nalunaq to a Greenlandic limited liability company, Nalunaq Gold Mine AS, which will be the operator of the gold mine in Greenland and, ultimately, the holder of the mining license. Environmental permitting in Greenland must be approved by the Joint Committee, which is composed of members from both the Danish and Greenlandic parliaments. The processing of the permits for a mine in Greenland is new to the authorities and it is unknown how fast the process can be completed. To the knowledge of management of the Corporation, both the local communities and the national opinion in Greenland have a positive interest in the project; the local communities welcome the new opportunity for employment in a region with a record of high unemployment. The Greenlandic Bureau of Mines and Petroleum is completing its review of the Corporation's application for a mining permit and is currently scheduled for final processing in the first quarter of 2003.

Certain information and statements in this discussion contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The Corporation assumes no obligation to update or revise them to reflect new events or circumstances.

  C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

As the Corporation is a resource exploration company the information required by this section is inapplicable.

  D. TREND INFORMATION

For the Corporation's most significant trends in production and sales please see
Item 4.A "Information of the Corporation - History and Development of the Corporation".

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, municipality of residence, position with the Corporation and principal occupation during the five preceding years for each of the directors and executive officers of the Corporation:


                                                                                                              SERVED AS
NAME, MUNICIPALITY OF      POSITION WITH THE       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE PAST 5      A DIRECTOR
    RESIDENCE (1)             CORPORATION                               YEARS (1)                            OR OFFICER
-----------------------    -------------------    -------------------------------------------------------    ------------
HANS CHRISTIAN             Chairman, Director     Management  consultant  with Converto AS (a management        2002
QVIST (2)                                         consulting  company) since August 2001;  President and
Jar, Norway                                       Chief  Executive  Officer  of SPCS  Group (a  business
                                                  services provider) between September 2000 and August
                                                  2001; President and Chief Executive Officer of YaTack
                                                  ASA (an e-commerce company) from May 1999 to September
                                                  2000; President and Chief Executive Officer of Tandberg
                                                  Data ASA (an information technology storage company)
                                                  from March 1998 to March 1999; prior thereto, President
                                                  and Chief Executive Officer of NIT/IBM Global Services
                                                  (an information technology company)

JAN VESTRUM (3)            Chief Executive        President   and  Chief   Executive   Officer   of  the        2002
Oslo, Norway               Officer,               Corporation since March 2002;  founder,  President and
                           President,             Chief  Executive  Officer of Kirkwick  Consultants  (a
                           Director               management  consulting  company)  from  July  1998  to
                                                  present; Chairman and Chief Executive Officer of Concept
                                                  SA (a software development and sales company) between June
                                                  2000 and March 2002; President and Chief Executive Officer
                                                  of Maritime Information Systems AS (a software development and sales company) from February 1999 to May 2000; prior
                                                  thereto, Head of Equity Sales and Research of Nordea Bank
                                                  (formerly Christiania Bank)

KAI THOGERSEN (3)          Director               Partner,    Thommessen   Krefting   Greve   Lund   AS,        2002
Oslo, Norway                                      Advokatfirma

CAMERON BELSHER (2)(3)     Director               Partner,  Farris, Vaughan, Wills & Murphy,  Barristers        2002
New Westminster, BC                               and Solicitors

NORMAN HARDIE (2)          Director               Independent   consultant  since  January  1998;  prior        2002
Toronto, ON                                       thereto,  General  Manager,  North America of Normandy
                                                  Mining Limited (a mining company)

WOLF SEIDLER               Chief Operating        Chief  Operating  Officer  of  the  Corporation  since        2002
Orleans, France            Officer                September  2002;  Independent  mining  consultant from
                                                  2001 to 2002; Director of Mining Operations for Normandy
                                                  Lasource (a mining company), from 1999 to 2000;
                                                  President & Chief Operating Officer of William Resources
                                                  Inc. (a mining company), from 1998 to 1999; prior
                                                  thereto, Vice President of Operations of Inmet Mining
                                                  Corporation

RUPI KHANUJA               Acting Chief           Acting  Chief  Financial  Officer  of the  Corporation        2000
New Westminster, BC        Financial Officer      since  August  2002;   Corporate   Controller  of  the
                           & Corporate            Corporation  since 1996;  Corporate  Secretary  of the
                           Secretary              Corporation   since  October  2000;   prior   thereto,
                                                  Controller  of Asia Pacific and NPGP (then named South
                                                  Crofty  Holdings  Ltd.) from  November 1996 to October
                                                  2000

                                                                                                              SERVED AS
NAME, MUNICIPALITY OF      POSITION WITH THE       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE PAST 5      A DIRECTOR
    RESIDENCE (1)             CORPORATION                               YEARS (1)                            OR OFFICER
-----------------------    -------------------    -------------------------------------------------------    ------------

JOSEPH RINGWALD            Vice President,        Vice President, Project Development of the                    2001
New Westminster, BC        Project                Corporation since December 2001; Independent Mining
                           Development            Consultant and Project Mining Engineer for Nalunaq
                                                  from July 2001 to December 2001; Senior Mining
                                                  Engineer with SRK Consulting from October 1999 to
                                                  December 2000; Senior Mining Engineer with Placer
                                                  Dome Technical Services Ltd., prior thereto, from
                                                  March 1996 to September 1999; Principal owner of
                                                  Geocomp Consulting (specializing in application of
                                                  computer based geoscience modelling systems and
                                                  techniques in the mining and environmental industries)

JON PETERSEN               Vice President,        Vice President, Exploration of the Corporation since          2000
Oslo, Norway               Exploration            January 2000; prior thereto, Vice President of
                                                  Exploration, Mindex


NOTES:
(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers individually.
(2)      Member of the Audit Committee.
(3)      Member of the Compensation Committee.

  B. COMPENSATION

    EXECUTIVE COMPENSATION

The following table sets forth the compensation paid during the periods indicated to the individuals who served as Chief Executive Officer of the Corporation during the financial year ended June 30, 2002 and the other four most highly compensated executive officers of the Corporation whose total salary and bonus was $100,000 or more for the financial year ended June 30, 2002 and any individual who would have satisfied this criteria but for the fact that individual was not serving as such an officer at June 30, 2002 (collectively, the "Named Executive Officers"):


                                        ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                               ------------------------------------   ----------------------------------
                                                                               AWARDS            PAYOUTS
                                                                      ------------------------  ---------
                                                           OTHER      SECURITIES   RESTRICTED
                                                           ANNUAL        UNDER      SHARES OR
                                                          COMPEN-       OPTIONS    RESTRICTED     LTIP       ALL OTHER
      NAME AND                   SALARY       BONUS        SATION       GRANTED    SHARE UNITS   PAYOUTS   COMPEN-SATION
 PRINCIPAL POSITION    YEAR        ($)         ($)          ($)         (#)(1)         ($)         ($)          ($)
---------------------  ----    ------------  ----------- -----------  ------------- ----------  ---------  ----------------
JAN VESTRUM(2)         2002     $153,141(7)  $280,513(7) $111,846(7)   3,750,000(9)    Nil         N/A            Nil
Chief Executive        2001          Nil          Nil         Nil            Nil       Nil         N/A            Nil
Officer and            2000          Nil          Nil         Nil            Nil       Nil         N/A            Nil
President

PETER BARNES(3)        2002     $187,500      $12,500      $7,500            Nil       Nil         N/A       $276,843(11)
Former President       2001      225,000          Nil      21,250            Nil       Nil         N/A            Nil
and former Chief       2000      150,000          Nil      17,500        130,000       Nil         N/A            Nil
Financial Officer

JOHN DARCH(4)          2002     $248,766(8)   $25,000      $9,667            Nil       Nil         N/A       $632,000(8)(11)
Former Chief           2001      347,310(8)       Nil      25,000            Nil       Nil         N/A            Nil
Executive Officer      2000      213,000(8)       Nil      20,650        130,000       Nil         N/A            Nil
and former Chairman

JON PETERSEN           2002     $186,040          Nil     $13,326            Nil       Nil         N/A            Nil
Vice-President,        2001      147,110          Nil      17,665            Nil       Nil         N/A            Nil
Exploration            2000       75,000          Nil       5,500        450,000       Nil         N/A            Nil

ANDREAS QVALE(5)       2002     $125,720          Nil         Nil            Nil       Nil         N/A            Nil
Former                 2001       77,455          Nil         Nil            Nil       Nil         N/A            Nil
Vice-President,        2000          Nil          Nil         Nil            Nil       Nil         N/A            Nil
Corporate Affairs

HANS CHRISTIAN         2002      $91,262     $287,793    $116,746      2,750,000(10)   Nil         N/A            Nil
QVIST(6)               2001          Nil          Nil         Nil            Nil       Nil         N/A            Nil
Chairman               2000          Nil          Nil         Nil            Nil       Nil         N/A            Nil

NOTES:

(1) All securities under options are for Shares. No stock appreciation rights ("SARs") are outstanding.
(2) Mr. Vestrum was appointed Chief Executive Officer and President on March 3, 2002.
(3)   Mr. Barnes resigned as President and Chief Financial Officer on March 3,
      2002.
(4) Mr. Darch resigned as Chief Executive Officer on March 3, 2002 and as Chairman on January 21, 2002.
(5) Mr. Qvale resigned as Vice-President, Corporate Affairs on February 28, 2002. (6) Mr. Qvist was appointed Chairman on January 21, 2002.
(7) Certain of these amounts were paid to Kirkwick Consultants, a company controlled by Mr. Vestrum.
(8) Paid to Western Investment Consultants Ltd. ("WIC"), a personal holding company of Mr. Darch.
(9) Includes 2,000,000 call options purchased by Mr. Vestrum from the Corporation for an aggregate of $146,800.
(10) Includes 1,750,000 call options purchased by Mr. Qvist from the Corporation for an aggregate of $128,450.
(11) See Item 6.B "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change of Responsibilities and Employment Contracts".
(12) In addition to the Named Executive Officers, the following persons who were officers of the Corporation as at June 30, 2002 received an aggregate renumeration in excess of $40,000 for the financial year ended June 30, 2002: Rupi Khanuja, Corporate Secretary & Corporate Controller, received aggregate salary and bonuses of $130,000; Paul Mann, former Vice-President, Comptroller, received aggregate salary and bonuses of $79,231; Joe Ringwald, Vice-President, Project Development, received aggregate salary and bonuses of $64,667; and, Ian Simpson, former Vice-President, Investor Relations, received aggregate salary and bonuses of $120,000. No other remuneration or pension amounts were paid to such persons.

The Corporation does not have a long-term incentive plan pursuant to which compensation was paid or distributed to the Named Executive Officers during the financial year ended June 30, 2002. A "long-term incentive plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

A summary of stock options granted to the Named Executive Officers during the financial year ended June 30, 2002 is set out in the table below. All stock options are for Common Shares in the capital stock of the Corporation ("Corporation Common Shares") and were granted in accordance with the Corporation's 1995 Stock Incentive Plan, as amended. No SARs are outstanding, and it is currently intended that none be issued.



                                                                                   MARKET VALUE OF
                                                 % OF TOTAL                           SECURITIES
                                                OPTIONS/SARS                          UNDERLYING
                               NUMBER OF         GRANTED TO                        OPTIONS/SARS ON
                               SECURITIES       EMPLOYEES IN       EXERCISE OR       THE DATE OF
                              UNDER OPTION     FINANCIAL YEAR       BASE PRICE          GRANT            EXPIRATION
           NAME                  (#)(1)             (%)          ($/SECURITY)(2)   ($/SECURITY)(3)          DATE
-------------------------   --------------   -----------------  ----------------  -----------------  ----------------
JAN VESTRUM                   1,750,000            27%                 $0.40              $0.40      March 5, 2007(4)
                              2,000,000            31%                  0.42               0.40      May 1, 2003(5)

HANS CHRISTIAN QVIST          1,000,000            15%                 $0.40              $0.40      March 5, 2007(6)
                              1,750,000            27%                  0.42               0.40      May 1, 2003(7)


NOTES:

(1)   All securities under option are Corporation Common Shares.
(2) The Corporation's 1995 Stock Incentive Plan provides that the exercise price of any options granted is to be greater than or equal to the fair market value of Corporation Common Shares on the date the option is granted.
(3) The market value of securities underlying options on the date of grant is the closing price of Corporation Common Shares on the Toronto Stock Exchange on the trading day preceding the grant.
(4) These options were granted on March 5, 2002 for no consideration; the price range of Corporation Common Shares for the 30 days preceding the grant was $0.40 to $0.54.
(5) These call options were granted on May 1, 2002 for an aggregate consideration of $146,800; the price range of Corporation Common Shares for the 30 days preceding the grant was $0.37 to $0.48.
(6) These options were granted on March 5, 2002 for no consideration; the price range of Corporation Common Shares for the 30 days preceding the grant was $0.40 to $0.54.
(7) These call options were granted on May 1, 2002 for an aggregate consideration of $128,450; the price range of Corporation Common Shares for the 30 days preceding the grant was $0.37 to $0.48.

The following table sets forth information concerning the exercise of options during the financial year ended June 30, 2002 and the value at June 30, 2002 of unexercised in the money options held by the Named Executive Officers:




                             SECURITIES    AGGREGATE                                     VALUE OF UNEXERCISED
                            ACQUIRED ON      VALUE          UNEXERCISED OPTIONS           IN THE MONEY OPTIONS
                              EXERCISE     REALIZED      EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
           NAME                 (#)         ($)(2)                  (#)                           ($)(3)
-------------------------   ------------  -----------  -----------------------------   -----------------------------
JAN VESTRUM                        Nil           N/A        2,583,333/1,166,667               $5,833/$11,667

PETER BARNES                       Nil           N/A            250,000/Nil                       Nil/Nil


JOHN DARCH                         Nil           N/A            300,000/Nil                       Nil/Nil

JON PETERSEN                       Nil           N/A            450,000/Nil                       Nil/Nil

ANDREAS QVALE                      Nil           N/A              Nil/Nil                         Nil/Nil

HANS CHRISTIAN QVIST               Nil           N/A         2,083,333/666,667                 $3,333/$6,667

NOTES:

(1)   All securities acquired on exercise of options are Corporation Common
      Shares.
(2) Based on the closing trading price of the Corporation Common Shares on the Toronto Stock Exchange on the date of exercise.
(3) Based on the closing trading price of the Corporation Common Shares on the Toronto Stock Exchange on June 30, 2002, being $0.41.

During the financial year ended June 30, 2002, the Corporation did not reprice downward any options or SARs held by the Named Executive Officers.

The Corporation does not have a defined benefit or actuarial plan for the Named Executive Officers under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

    TERMINATION OF EMPLOYMENT, CHANGE OF RESPONSIBILITIES AND EMPLOYMENT
    CONTRACTS

On February 28, 2002, the Corporation entered into a settlement agreement, as amended, (the "Darch/WIC Settlement Agreement") with John M. Darch and WIC to formalize the terms of the termination of an engagement agreement ("Darch/WIC Engagement Agreement") dated July 1, 2001 between the Corporation, WIC and Mr. Darch and the termination of Mr. Darch's position as Chief Executive Officer and Chairman of the Corporation. Under the Darch/WIC Settlement Agreement, the Corporation agreed to pay WIC $400,000 on March 1, 2002, of which $200,000 would be used by WIC to subscribe for Corporation Common Shares. Pursuant to the Darch/WIC Settlement Agreement, all unexercised stock options of the Corporation held by Darch and WIC will expire on March 1, 2003, provided that such date will be extended to March 1, 2004 if permitted by the relevant regulatory authorities. The Darch/WIC Settlement Agreement further provides that NPGP will enter into a consulting agreement with WIC for a two year term at $100,000 per year and that Crew will transfer to WIC 800,000 shares of NPGP.

On February 28, 2002, the Corporation entered into a settlement agreement (the "Barnes Settlement Agreement") with Peter D. Barnes to formalize the terms of the termination of an engagement agreement (the "Barnes Engagement Agreement") dated July 1, 2002 between the Corporation and Mr. Barnes and the termination of Mr. Barnes' position as President and Chief Financial Officer of the Corporation. Under the Barnes Settlement Agreement, the Corporation agreed to pay Mr. Barnes $276,843 on April 1, 2002, representing his then current base salary for approximately 57 weeks. If Mr. Barnes does not find other employment by April 1, 2003, he will be entitled to five monthly payments of $20,833. If Mr. Barnes has found alternative employment prior to April 1, 2002, the five monthly payments will be reduced by the amount which Mr. Barnes receives as base salary from his new employer. Pursuant to the Barnes Settlement Agreement, all unexercised stock options for the Corporation held by Barnes will expire on April 1, 2003.

Except for the above, the Corporation and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers.

    COMPENSATION OF DIRECTORS

Effective May, 2002, an annual honorarium of US$10,000 is paid to each director of the Corporation for their services as a director. A fee of US$1,000 is paid to each director for each directors' meeting or committee meeting attended in person, or US$500 if such meeting is attended by the director by conference phone. Directors receive a disbursement of US$500 per day for travel time, plus reimbursement of expenses. Prior to May 2002, an annual honorarium of CAD$10,000 was paid to directors, plus reimbursement of expenses. Directors may also receive compensation in the form of incentive stock options, at the discretion of the board of directors, for serving as directors of the Corporation.

During the financial year ended June 30, 2002, Farris, Vaughan, Wills & Murphy, a law firm of which Cameron G. Belsher is a partner, received aggregate fees of $270,245 for legal services performed at the request of the Corporation.

During the financial year ended June 30, 2002, Thommesson Krefting Greve Lund AS, a law firm of which Kai Th0gersen is a partner, received aggregate fees of $194,779 for legal services performed at the request of the Corporation.

During the financial year ended June 30, 2002, Jan A. Vestrum and Hans Christian Qvist received compensation from the Corporation as described in "Statement of Executive Compensation - Annual Compensation".

    DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Under existing policies of insurance, the Corporation is entitled to be reimbursed for indemnity payments which it is required or permitted to make to the Corporation's directors and officers. Directors and officers of the Corporation, as individuals, are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides maximum coverage in any one policy year of $15,000,000 in annual claims (subject to a deductible of $25,000 to $100,000 per claim, payable by the Corporation). The annual premium in the current financial year is $167,532 which is paid by the Corporation. The premiums for the policies are not allocated between directors and officers as separate groups.

  C. BOARD PRACTICES

Each director of the Corporation is appointed at the Corporation's annual general meeting to hold office until the earlier of the next annual general meeting or their resignation.

Except as described elsewhere in this Annual Report, neither the Corporation nor any of its subsidiaries have entered into an agreement with any director of the Corporation which provides for benefits upon termination of such director's employment with the Corporation.

The board of directors of the Corporation may appoint additional directors which shall not exceed in number one-third of the number of directors appointed at the annual general meeting.

The board of directors of the Corporation has two committees: the Audit Committee and the Compensation Committee. The mandate of the Audit Committee is, among other things, to:

      (a) ensure that at all times there are direct communication channels between the Audit Committee and the Corporation's auditors;

      (b) periodically review and report to the board of directors whether management of the Corporation has designed and implemented an effective internal control system; and

      (c) review and comment to the board of directors on financial statements prepared by the Corporation.

The Audit Committee reports periodically to the board of directors of the Corporation on all of the foregoing matters.

The mandate of the Compensation Committee is, among other things, to review the Corporation's executive compensation program, which consists of an annual management fee or salary, and a longer term component consisting of stock options. In determining the compensation of senior officers of the Corporation, the board of directors gives consideration to the present development stage of the Corporation and its long term objectives, as well as the achievements of the senior officers as demonstrated by the progress achieved towards its business plan.

At this stage of the Corporation's development, apart from the functions of the Audit Committee and Compensation Committee, the board of directors of the Corporation performs all functions which might otherwise be delegated to a committee such as a corporate governance or stock option committee.

  D. EMPLOYEES

The Corporation has 7 employees at its headquarters in Vancouver, Canada, providing technical, financial and administrative services. In addition, the Corporation has 10 employees at its Oslo, Norway, office, providing technical, management and administrative support services, together with 5 employees in the Philippines providing technical support services.

  E. SHARE OWNERSHIP

The following table shows the number of Corporation Common Shares beneficially owned by each director and Named Executive Officer, as of November 15, 2002:




                                 COMMON SHARES                         OPTIONS TO PURCHASE COMMON SHARES
                          -----------------------------     --------------------------------------------------------

                          AMOUNT AND
                           NATURE OF
NAME OF BENEFICIAL        BENEFICIAL       PERCENTAGE                           EXERCISE PRICE
OWNER                      OWNERSHIP      OF CLASS (%)      NUMBER GRANTED           ($)             EXPIRY DATE
---------------------     ------------    -------------     ----------------    ---------------    -----------------
JAN VESTRUM                    0               0               1,750,000             0.40           March 6, 2007
                                                               2,000,000             0.42            May 1, 2003
HANS CHRISTIAN QVIST           0               0               1,000,000             0.40           March 6, 2007
                                                               1,750,000             0.42            May 1, 2003
KAI THOGERSEN                  0               0                500,000              0.40           March 6, 2007

CAMERON BELSHER                0               0                500,000              0.40           March 6, 2007

NORMAN HARDIE                  0               0                500,000              0.40           March 6, 2007

RUPI KHANUJA                   0               0                10,000               1.00          October 21, 2003
                                                                100,000              1.33           June 26, 2005

JON PETERSEN               1,338,607           1                450,000              1.33           June 26, 2005

    STOCK OPTION PLAN

The Corporation's 1995 Stock Incentive Plan, as amended, permits the grant of options to purchase Corporation Common Shares to full-time, seasonal full-time or part time employees and directors of the Corporation or any of its subsidiaries. Options may also be granted in substitution for outstanding options of another company in connection with a merger, consolidation, acquisition of property or stock, or other reorganization involving the Corporation or any of its subsidiaries. The number of shares made available for the stock option plan will be determined by the board of directors of the Corporation subject to the approval of the Toronto Stock Exchange; provided that, the aggregate maximum number of shares that the Corporation may at any time reserve for issuance under the plan is 15,000,000, and the aggregate number of shares reserved for issuance to any one person must not exceed 5% of the Corporation's issued and outstanding shares. Any options that are surrendered, terminate or expire without being exercised will again be available for further awards by the Corporation under the plan. The number and price of issued and outstanding options is subject to proportional adjustment for any increase or decrease in the number of issued shares of the Corporation resulting, for example, from a subdivision or consolidation of shares or payment of a stock dividend.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A. MAJOR SHAREHOLDERS

To the best of the knowledge of the Corporation, as of November 15, 2002, the Shareholders listed below are the only Shareholders to beneficially hold more that 5% of the total outstanding Corporation Common Shares:



                                                                               COMMON SHARES
                                                       ---------------------------------------------------------------

              BENEFICIAL SHAREHOLDER                   AMOUNT OF BENEFICIAL OWNERSHIP           PERCENT OF CLASS
---------------------------------------------------    -------------------------------     ---------------------------
Nordea Asset Management                                          12,700,000                           9.2

Capital International, Inc.                                      9,005,000                            7.2

Emerging Markets Growth Fund, Inc.                               6,525,000                            5.2


To the best of the knowledge of the management of the Corporation, the Corporation is not directly or indirectly owned or controlled by another corporation or any foreign government.

  B. RELATED PARTY TRANSACTIONS

In addition to the related party transactions entered into by the Corporation as described elsewhere in this Annual Report, during the preceding three financial years, the Corporation entered into the following related party transactions:

      (a) the Corporation paid management fees during the years ended June 30, 2002, 2001 and 2000 of $215,433 (along with termination fees of $632,000), $443,805 and $339,000, respectively, to companies controlled by certain directors of the Corporation;

      (b) the Corporation made payments to a public company having certain directors in common with those of the Corporation. The payments, which represent reimbursements of amounts paid on behalf of the Corporation, were as follows:


                                                                     YEAR ENDED JUNE 30
                                         ---------------------------------------------------------------------------
                                              2002               2001               2000                 1999
                                         ---------------     --------------    ----------------    -----------------
                  SALARIES                     -                $440,155          $390,259             $222,067

                  RENT                         -                  77,742            67,856               45,207

                  OTHER ADMINISTRATIVE
                  COSTS                       $3,432              96,735           141,140               97,433
                                         ===============     ==============    ================    =================

                                              $3,432            $614,632          $599,255             $364,707
                                         ===============     ==============    ================    =================

      (c) the Corporation paid management fees during the year ended June 30, 2002 of $253,591 and a bonus of $280,513 to a company controlled by a new director and President & CEO of the Corporation;

      (d) during the year ended June 30, 2002, law firms of which directors of the Corporation were partners received total legal fees of $465,024 from the Corporation; and

      (e) The Corporation paid share issue costs during the year ended June 30, 2000 of $305,600 to a company controlled by a director of the Corporation.

  C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

  A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 19 "Exhibits - Consolidated Financial Statements" contains the Auditor's Report and Consolidated Financial Statements for the Corporation for the fiscal years ended June 30, 2002 and 2001 which contain an Auditor's Report dated September 12, 2002 (except for Note 24 which is as of October 22, 2002), Balance Sheets as of June 30, 2002 and 2001, Statements of Loss and Deficit for the Fiscal Years Ended June 30, 2002, 2001 and 2000, Statements of Cash flows for the Fiscal Years Ended June 30, 2002, 2001 and 2000 and Notes to the Consolidated Financial Statements.

  B. SIGNIFICANT CHANGES

The only significant changes to have occurred since the date of the Consolidated Financial Statements, being June 30, 2002, are as follows:

      (a) as at September 24, 2002, the Corporation had received cash payments of $1,395,067 against the amount due from Metorex at June 30, 2002; and

      (b) on October 22, 2002, the Corporation sold 28,208,412 shares of Metorex for cash proceeds of $12.6 million. As a result of this transaction, the Corporation's interest in Metorex was reduced to 21%.

ITEM 9.  THE OFFER AND LISTING

  A. OFFER AND LISTING DETAILS

The high and low sale prices for the Corporation Common Shares on the Toronto Stock Exchange for each of the last six months, each fiscal quarter in each of the last two full financial years and each of the last five full financial years are as follows:


                                                               HIGH                           LOW
      TIME PERIOD                                             $/SHARE                       $/SHARE
      -----------                                             -------                       -------
      6 MONTHS ENDED OCTOBER 31, 2002
      October                                                  0.32                           0.25
      September                                                0.38                           0.27
      August                                                   0.39                           0.30
      July                                                     0.42                           0.30
      June                                                     0.52                           0.37
      May                                                      0.64                           0.40

      YEAR ENDED JUNE 30, 2002                                 1.00                           0.34
      Second Quarter, 2002                                     0.64                           0.34
      First Quarter, 2002                                      0.59                           0.35
      Fourth Quarter, 2001                                     0.70                           0.46
      Third Quarter, 2001                                      1.00                           0.49

      YEAR ENDED JUNE 30, 2001                                 1.35                           0.81
      Second Quarter, 2001                                     1.29                           0.95
      First Quarter, 2001                                      1.20                           0.81
      Fourth Quarter, 2000                                     1.30                           0.82
      Third Quarter 2000                                       1.35                           1.00

      YEAR ENDED JUNE 30, 2000                                 1.80                           0.75

      YEAR ENDED JUNE 30, 1999                                 1.75                           0.35

      YEAR ENDED JUNE 30, 1998                                 2.60                           1.25


The closing price of the Corporation Common Shares on the Toronto Stock Exchange on November 15, 2002 was $0.28.

The high and low sale prices for the Corporation Common Shares on the Oslo Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and each of the last full financial years since its listing of Corporation Common Shares thereon in January 2000 are as follows:


                                                               HIGH                           LOW
      TIME PERIOD                                            NOK/SHARE                     NOK/SHARE
      -----------                                           -----------                   -----------
      6 MONTHS ENDED OCTOBER 31, 2002
      October                                                  1.57                           1.32
      September                                                1.64                           1.34
      August                                                   1.75                           1.55
      July                                                     2.08                           1.50
      June                                                     2.44                           2.08
      May                                                      2.86                           2.07

      YEAR ENDED JUNE 30, 2002
      Third Quarter (3 months Jan - Mar 2002)                  3.23                           1.95
      Second Quarter (3 months Oct 1 - Dec 31,                 3.86                           2.72
      2001)
      First Quarter (Jul 1 - Sept 2001)                        5.84                           2.60
      Fourth Quarter, 2001 (Apr - Jun 2002)                    2.86                           2.04

      YEAR ENDED JUNE 30, 2001
      Third Quarter, 2001                                      6.82                           4.90
      Second Quarter, 2001                                     7.19                           4.79
      First Quarter, 2001                                      7.50                           6.40
      Fourth Quarter, 2000                                     6.98                           5.70

      6 MONTHS ENDED JUNE 30, 2000                             7.60                           5.70


The closing price of the Corporation Common Shares on the Oslo Stock Exchange on November 15, 2002 was NOK 1.44.

  B. PLAN OF DISTRIBUTION

Not applicable.

  C. MARKETS

The Corporation Common Shares trade on the Toronto Stock Exchange and the Oslo Stock Exchange under the trading symbol "CRU", the OTC Bulletin Board in the United States under the trading symbol "CRWVF" and on the Frankfurt Stock Exchange under the symbol "KNC".

  D. SELLING SHAREHOLDERS

Not applicable.

  E. DILUTION

Not applicable.

  F. EXPENSES OF THE ISSUER

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

  A. SHARE CAPITAL

Not applicable.

  B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated on March 31, 1980 by Memorandum and Articles under the CORPORATION ACT of the Province of British Columbia under number 207507 under the name "Ryan Energy Corp. (N.P.L.)", and subsequently changed its name to "Crew Development Corporation". The Corporation was continued on January 28, 2000, by Articles of Continuance (the "Articles") and Bylaws (the "Bylaws") into the Yukon Territory, Canada, under Corporate Access Number 27703.

The Corporation's Articles and Bylaws do not outline the Corporation's objects or purposes.

The following is a summary of certain provisions of the Corporation's Articles and Bylaws and contain references to the BUSINESS CORPORATIONS ACT (Yukon) (the "Yukon Act") applicable to the Corporation. Please note that this is only a summary and is not intended to be exhaustive; for further information please refer to the full version of the Corporation's Articles and Bylaws, which are available at the Corporation's registered office located at Suite 400 - 837 West Hastings Street, Vancouver, British Columbia V6C 3N6.

    DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED

A director or officer who is a party to, or who is a director or officer of or has a material interest in any entity which is a party to, a material contract or proposed material contract with the Corporation must disclose to the board of directors of the Corporation the nature and extent of his interest in accordance with the Yukon Act. A director who holds such material interest may not vote on resolutions authorizing the Corporation to enter into such material contract but will be counted in the quorum present at the meeting at which such vote is taken. A director that is party to a material contract or proposed material contract cannot vote on any resolution to approve the contract unless the contract is:

      (a) an arrangement by way of security for money lent to or obligations undertaken by a director, or by a body corporate in which a director has an interest, for the benefit of the corporation or an affiliate;

      (b) a contract relating primarily to a director's remuneration as a director, officer, employee or agent of the corporation or an affiliate;

      (c) a contract for purchasing and maintaining insurance to cover directors against liability incurred by them as directors as specified under the Yukon Act;

      (d) a contract for the indemnification of a director by the corporation as specified under the Yukon Act; or

      (e)   a contract with an affiliate.

If a director fails to disclose their interest either at the meeting where the proposed transaction is first considered or at the first directors' meeting after the relevant facts become known to the director, the director may be held to account to the Corporation for any profit made as a consequence of the Corporation entering into or performing the proposed contract or transaction, unless:

      (a)   the director discloses their interest as required; and

      (b) after such disclosure the proposed contract or transaction is approved by the directors, and the interested director abstains from voting on the approval of the proposed contract or transaction, unless the contract or transaction was fair and reasonable to the Corporation at the time it was entered into, and, after full disclosure, the director's interest is approved by a special resolution of the shareholders.

    DIRECTOR'S POWER TO DETERMINE THE COMPENSATION OF DIRECTORS

The compensation of the directors is governed by the Bylaws, which allows the board of directors of the Corporation to determine such compensation. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board of directors on any committee thereof.

    BORROWING POWERS EXERCISABLE BY THE DIRECTORS

Without limiting the borrowing powers of the Corporation as set forth in the Yukon Act, the board of directors is authorized from time to time:

      (a) to borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

      (b) to issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantees of the Corporation, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

      (c) subject to the Yukon Act, to issue guarantees on behalf of the Corporation to secure the performance of the obligations of any person; and

      (d) to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property and undertaking of the Corporation, including book debts, rights, powers and franchises for the purpose of securing any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the Corporation.

Nothing above limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

    RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT

There are no such provisions applicable to the Corporation under its Articles, Bylaws or the Yukon Act.

    NUMBER OF SHARES REQUIRED TO BE OWNED BY A DIRECTOR

A director of the Corporation is not required to hold a share in the capital stock of the Corporation as qualification of his office.

    DESCRIPTION OF CORPORATION COMMON SHARES

The authorized capital of the Corporation consists of 200,000,000 Corporation Common Shares without par value. A complete description of the rights and restrictions of Corporation Common Shares is contained in the Articles.

Of the Corporation's authorized share capital, a total of 138,664,295 Corporation Common Shares were issued and outstanding as of November 15, 2002. All Corporation Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation upon a liquidation, dissolution or winding-up of the Corporation and the entitlement of dividends. The holders of Corporation Common Shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each Common Share carries with it the right to one vote. Corporation Common Shares do not have pre-emptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to Corporation Common Shares.

The declaration of dividends on Corporation Common Shares is within the discretion of the Corporation's board of directors. The Corporation has not paid any dividends on its Corporation Common Shares and has no policy with respect to the payment of dividends.

The Corporation Common Shares issued and outstanding are not subject to further capital calls by the Corporation and there are no provisions in the Corporation's Articles or Bylaws or the Yukon Act discriminating against any existing or prospective holder of Corporation Common Shares as a result of such shareholder owning a substantial number of shares.

Neither the Articles nor the Bylaws have any limitations on non-resident or foreign ownership of Corporation Common Shares.

The Yukon Act provides that the rights and provisions attached to any class of shares may not be amended unless consented to by a separate resolution passed by a majority of not less than 2/3 of the votes cast, in person or by proxy, by holders of shares of that class.

Neither the Corporation's Articles nor Bylaws contain any provision which would have an effect of delaying, deferring or preventing a change in control of the Corporation in the event of a merger, acquisition or corporate restructuring involving the Corporation or any of its subsidiaries.

    SHAREHOLDER MEETINGS

The Corporation's annual meeting of shareholders shall take place within eighteen months of the date of its incorporation and subsequently not later than fifteen months from the last annual meeting of shareholders.

A meeting of the shareholders of the Corporation may be held in Vancouver, British Columbia, or London, England or at such other place as may be determined by the board of directors of the Corporation.

The board of directors may fix in advance a record date, preceding the date of any meeting of the shareholders by not more than 50 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting; provided that, notice of such record date shall be given not less than seven days before such record date.

A quorum for the transaction of business at a meeting of shareholders of the Corporation is two shareholders present in person or represented by proxy.

Only members who are registered holders of the Corporation's shares at the close of business on the record date who either attend the meeting of shareholders or who have completed and delivered a form of proxy in the prescribed manner shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present at a meeting of shareholders and entitled to vote thereat shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

  C. MATERIAL CONTRACTS

During the two years ended November 15, 2002, the Corporation entered into the following material contracts:

1. Share purchase agreement ("South Crofty Share Purchase Agreement") dated May 2, 2001, whereby the Corporation agreed to sell to South Crofty Holdings Ltd. (now renamed "North Pacific GeoPower Corp.") the Corporation's 100% interest in MCDC in consideration of 97,378,558 South Crofty shares at a deemed price of $0.12 per share. The transaction was approved by the disinterested South Crofty shareholders at an Extraordinary General Meeting scheduled for November 22, 2001. Please see
      Item 4.A "Information of the Corporation - History and Development of the Corporation - North Pacific GeoPower Corp.".

2. Darch/WIC Engagement Agreement. Under the Darch/WIC Engagement Agreement, the Corporation engaged WIC and Darch to carry out and provide management and consulting services to the Corporation for annual compensation of $375,000 for the period July 1, 2001 to and including June 30, 2002, and $425,000 for the period July 1, 2002 to and including June 30, 2003. The parties agreed that the Corporation will review the compensation payable for the period July 1, 2003 to and including June 30, 2004, subject to certain adjustments. Please see Item 6.B "Directors, Senior Management and Employees - Compensation Termination of Employment, Change of Responsibilities and Employment Contracts".

3. Barnes Engagement Agreement. Under the Barnes Engagement Agreement, Barnes agrees to serve the Corporation in the capacity of President and Chief Financial Officer for annual compensation in the amount $250,000. Please see Item 6.B "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change of Responsibilities and Employment Contracts".

4. Darch/WIC Settlement Agreement. Please see Item 6.B "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change of Responsibilities and Employment Contracts".

5. Barnes Settlement Agreement. Please see Item 6.B "Directors, Senior Management and Employees - Compensation - Termination of Employment, Change of Responsibilities and Employment Contracts".

  D. EXCHANGE CONTROLS

Limitations on the ability to acquire and hold shares of the Corporation may be imposed by the COMPETITION ACT (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in the Corporation. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

This legislation also requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of the Corporation's shares. If a person already owns 20% or more of the Corporation's shares, a notification must be filed when the acquisition would bring that person's holdings over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Corporation to non-resident holders of the Corporation's shares, other than withholding tax requirements.

There are no specific limitations imposed by Canadian law or the Corporation's Articles of Incorporation or By-Laws on the right of non-residents of Canada to hold or to vote the Corporation's shares, other than those imposed by the INVESTMENT CANADA ACT (Canada). This legislation subjects an acquisition of control of the Corporation by a non-Canadian to government review if the value of the Corporation's assets as calculated pursuant to the legislation exceeds a threshold amount. The threshold amount is adjusted annually to reflect inflation and the Canadian real growth rate. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

The acquisition of a majority of the Corporation's voting shares is deemed to be an acquisition of control under the INVESTMENT CANADA ACT (Canada). The acquisition of less than a majority but more than one-third of the Corporation's voting shares is presumed to be an acquisition of control unless the acquirer can establish that there is no control in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of the Corporation's voting shares is deemed not to be an acquisition of control. Share acquisitions in the ordinary course of an acquirer's business as a trader or dealer in securities are exempt from review under this legislation.

  E. TAXATION

The following is a general discussion of certain possible Canadian and United Sates federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Corporation Common Shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.

THE DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF CORPORATION COMMON SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE CANADIAN OR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF CORPORATION COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF CORPORATION COMMON SHARES.

    CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the current provisions of the CANADA TAX ACT and the regulations (the "Regulations") enacted thereunder as at the date hereof, the Corporation's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency, all specific proposals to amend the CANADA TAX ACT and the Regulations publicly announced by the Minister of Finance before the date hereof (the "Proposed Amendments") and the provisions of the Convention as at the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations (see "United States Federal Income Tax Consequences" below), and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislation decision or action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

    DIVIDENDS ON CORPORATION COMMON SHARES

Under the Convention, dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident in respect of Corporation Common Shares will generally be subject to Canadian withholding tax at a rate of 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Corporation or 15% of the gross amount of the dividends if the beneficial owner of the dividends is any other U.S. Resident (other than certain exempt organizations referred to in Article XXI of the Convention).

    DISPOSITION OF CORPORATION COMMON SHARES

A U.S. Resident will generally not be subject to tax under the CANADA TAX ACT in respect of any capital gain realized on the disposition or deemed disposition of Corporation Common Shares unless such Corporation Common Shares are "taxable Canadian property", as defined in the Canada Tax Act, to the U.S. Resident. Corporation Common Shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five -year period ending at the time of the disposition of Corporation Common Shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Customs and Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Corporation were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length or such U.S. Resident together with such persons, or (ii) the U.S. Resident's Corporation Common Shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of Corporation Common Shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Corporation do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

    UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

    U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of Corporation Common Shares who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. Dollar, shareholders who hold Corporation Common Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their Corporation Common Shares through the exercise of employee stock options or otherwise as compensation for services.

A "U.S. Resident" means a U.S. Holder who (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Convention"); (ii) is not currently, nor has previously been a resident of Canada or deemed to be a resident of Canada for the purposes of the INCOME TAX ACT (Canada) (herein referred to as the "Canada Tax Act") at any time while the holder has held Corporation Common Shares; (iii) holds his or her Corporation Common Shares as capital property; (iv) deals at arm's length with the Corporation for the purposes of the Canada Tax Act; and (v) does not use or hold, and is not deemed under the CANADA TAX ACT to use or hold, such Corporation Common Shares in carrying a business or performing independent services in Canada. Corporation Common Shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

This summary is limited to U.S. Holders who own Corporation Common Shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Corporation Common Shares.

    DIVIDENDS ON CORPORATION COMMON SHARES

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Corporation Common Shares of are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. Dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders' federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Corporation Common Shares and thereafter as gain from the sales or exchange of the Corporation Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. Dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. Dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. Dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on Corporation Common Shares will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain United States companies. A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sales of Corporation Common Shares, will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the Corporation or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

    FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Corporation Common Shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a Dollar-for-Dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, amount which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Corporation will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of Corporation Common Shares should consult their own tax advisors regarding their individual circumstances.

    DISPOSITION OF CORPORATION COMMON SHARES

A U.S. Holder will recognize a gain or loss upon the sale of Corporation Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Corporation Common Shares. This gain or loss will be a capital gain or loss if the Corporation Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Corporation Common Shares are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the Corporation Common Shares for more than eighteen months. Deduction for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

    OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Corporation Common Shares:

      FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Corporation's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Corporation's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Corporation may be treated as a "foreign personal holding company". In that event, U.S. Holders that hold Corporation Common Shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Corporation does not actually distribute such income.

        FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Corporation Common Shares to be treated as ordinary income rather than capital gain.

        PASSIVE FOREIGN INVESTMENT COMPANY

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign company or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Corporation believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Corporation's determination concerning its PFIC status will not be challenged or that it will able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund ("QEF"). Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such company qualifies as a PFIC may elect to be subject to United States federal income taxation under one of two alternative tax regimes. In the event that no such election is made, the PFIC rules will apply. The following is a discussion of the two alternative elective tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign company" (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Company" below).

Assuming that the Corporation satisfies record-keeping requirements, a U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Corporation's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of Corporation Common Shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder's pro rata share of the Corporation's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Corporation's first tax year in which the Corporation qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the Corporation Common Shares includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

If the Corporation no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Corporation is not a PFIC. Therefore, if the Corporation requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Corporation. Upon the U.S. Holder's reacquisition of an interest in the Corporation, the QEF election will apply to the newly acquired stock of the Corporation.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the Corporation Common Shares as of the close of such tax year over such U.S. Holder's adjusted basis in such Corporation Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the Corporation Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Corporation Common Shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder's adjusted tax basis in the Corporation Common Shares will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. Once made, the mark-to-market election continues unless revoked by the Internal Revenue Service or such stock ceases to be marketable stock. U.S. Holders should consult their tax advisors regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Corporation Common Shares and (ii) certain "excess distributions", as specifically defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Corporation Common Shares and all excess distributions on his Corporation Common Shares over the entire holding period for the Corporation. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Corporation Common Shares, then the Corporation will continue to be treated as a PFIC with respect to such Corporation Common Shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Corporation Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Corporation Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Corporation Common Shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's Corporation Common Shares, less (ii) the excess of the fair market value of the Electing U.S. Holder's Corporation Common Shares reduced by the U.S. Holder's adjusted basis in these Corporation Common Shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which Corporation Common Shares are transferred. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Corporation Common Shares while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

        CONTROLLED FOREIGN COMPANY

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, directly and indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Corporation ("United States shareholder"), the Corporation could be treated as a "controlled foreign company" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of Corporation Common Shares who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of Corporation Common Shares, a more detailed review of these rules is outside of the scope of this discussion.

  F. DIVIDENDS AND PAYING AGENTS

Not applicable.

  G. STATEMENTS BY EXPERTS

  Not applicable.

  H. DOCUMENTS ON DISPLAY

Any documents referred to in this Annual Report may be inspected at the head office of the Corporation at Suite 400-837 West Hastings
Street, Vancouver, British Columbia, V6C 3N6.

  I. SUBSIDIARY INFORMATION

There is no information relating to the Corporation's subsidiaries which must be provided in Canada and which is not otherwise called for Canadian GAAP.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of its operations, the Corporation is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Corporation has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to any specific project is not undertaken.

The Corporation's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Corporation's management based on the current economic environment.

The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

Certain of the Corporation's subsidiaries have, on certain occasions, entered into future contracts in order to hedge its exposure to fluctuations in commodity prices and foreign exchange rates on specific transactions. The contracts are matched with anticipated future cash flows from mineral sales.

In the normal course of business, the Corporation enters into transactions for the sale of its commodities in foreign currency. As a result, the Corporation is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                    PART II
                                    -------

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within thirty days, relating to indebtedness of the Corporation or any of its significant subsidiaries. There are no payments of dividends by the Corporation in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Corporation.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Under the supervision and with the participation of management of the Corporation, including the Chief Executive Officer and Acting Chief Financial Officer, the Corporation has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this Annual Report. Based on that evaluation, the Chief Executive Officer and Acting Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no significant changes in the internal controls of the Corporation or in other factors that could significantly affect such internal controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]


                                    PART III
                                    --------

ITEM 17. FINANCIAL STATEMENTS

See the Consolidated Financial Statements listed in Item 19 "Exhibits - Consolidated Financial Statements" filed as part of this Annual Report.

The Consolidated Financial Statements were prepared in accordance with Canadian GAAP and are expressed in Canadian Dollars. The Consolidated Financial Statements have been reconciled to U.S. GAAP (see Note 25 therein). For a history of exchange rates in effect for Canadian Dollars as against U.S. Dollars, see Item 3.A "Key Information - Selected Financial Data".

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

  A. CONSOLIDATED FINANCIAL STATEMENTS


        DESCRIPTION OF DOCUMENT                                                                       PAGE NUMBER
        -----------------------                                                                       -----------
        Cover Sheet                                                                                        58
        Auditors'  Report dated  September 12, 2002 (except for Note 24 which is as of October 22,         59
        2002)
        Consolidated Balance Sheets as at June 30, 2002 and 2001                                           60
        Consolidated  Statements  of Loss and Deficit for the Fiscal  Years Ended  June 30,  2002,         61
        2001 and 2000
        Consolidated  Statements of Cash Flows for the Fiscal Years Ended June 30, 2002,  2001 and         62
        2000
        Notes to the Consolidated Financial Statements                                                     63

  B. MISCELLANEOUS EXHIBITS



        DESCRIPTION OF DOCUMENT                                                                       PAGE NUMBER
        -----------------------                                                                       -----------
        Darch/WIC Engagement Agreement                                                                     96
        Barnes Engagement Agreement                                                                       102
        Darch/WIC Settlement Agreement                                                                    107
        Barnes Settlement Agreement                                                                       109
        THE FOLLOWING  DOCUMENT IS CONTAINED IN THE CORPORATION'S  FORM 20-F FILING FOR THE FISCAL
        YEAR ENDED JUNE 30, 2001 AND IS HEREBY INCORPORATED BY REFERENCE IN ITS ENTIRETY.
        South Crofty Share Purchase Agreement                                                              NA

                                   SIGNATURES

The Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated November 15, 2002.



By:      /s/ JAN VESTRUM
         -----------------------------------
         Jan Vestrum
         Chief Executive Officer, Crew Development Corporation

                                 CERTIFICATIONS
                                 --------------

I, Jan Vestrum, certify that:

1. I have reviewed this annual report on Form 20-F of Crew Development Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:


      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated November 15, 2002.

/s/ JAN VESTRUM
----------------------------------------
Jan Vestrum
Chief Executive Officer, Crew Development Corporation

I, Rupi Khanuja, certify that:

1. I have reviewed this annual report on Form 20-F of Crew Development Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated November 15, 2002.



/s/ RUPI KHANUJA
---------------------------------
Rupi Khanuja
Acting Chief Financial Officer,
Crew Development Corporation

AUDITORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS OF


CREW DEVELOPMENT CORPORATION


JUNE 30, 2002 AND 2001

AUDITORS' REPORT

To the Shareholders of
Crew Development Corporation

We have audited the consolidated balance sheets of Crew Development Corporation as at June 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
---------------------------------

Chartered Accountants
Vancouver, British Columbia
September 12, 2002 (except as to Note 24 which is as of October 22, 2002)



COMMENTS BY AUDITOR ON CANADA - UNITED STATES REPORTING DIFFERENCES

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect changes in accounting policies, such as those described in Notes 2 (j) and 2 (n) to the financial statements. During the year ended June 30, 2001, the Company retroactively adopted new accounting policies for income taxes and employee future benefits with no restatement of the prior year's amounts. The impact of these changes in accounting policies is set out in the aforementioned Notes.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Shareholders dated September 12, 2002 (except as to Note 24 which is as of October 22, 2002) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ DELOITTE & TOUCHE LLP
----------------------------------

Chartered Accountants
Vancouver, British Columbia
September 12, 2002 (except as to Note 24 which is as of October 22, 2002)

CREW DEVELOPMENT CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30
(EXPRESSED IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------------------------
                                                                                             2002                2001
                                                                                 $                   $
ASSETS

CURRENT
  Cash                                                                           $      4,376,481          40,156,933
  Accounts receivable (Note 3)                                                            198,812          23,396,808
  Inventories (Note 4)                                                                        -             8,693,470
  Prepaid expenses                                                                        250,389             295,823
  Due from Metorex Limited                                                              2,263,232                 -
  Future income taxes (Note 13)                                                               -             1,044,899
-----------------------------------------------------------------------------------------------------------------------
                                                                                        7,088,914          73,587,933

NALUNAQ MINERAL PROPERTY INTEREST (Note 5)                                             34,460,247          25,994,352
INVESTMENT IN METOREX LIMITED (Note 6)                                                 28,809,532                 -
GEOTHERMAL PROJECT (Note 7)                                                             2,613,596             249,853
INVESTMENT IN ASIA PACIFIC RESOURCES (Note 8)                                           4,950,000          19,543,056
PROPERTY, PLANT AND EQUIPMENT (Note 9)                                                    891,347          93,512,669
OTHER MINERAL PROPERTY INTERESTS (Note 10)                                              3,245,298           8,106,818
REHABILITATION TRUST FUND (Note 18)                                                           -             3,763,882
OTHER                                                                                      27,000             396,723
-----------------------------------------------------------------------------------------------------------------------
                                                                                 $     82,085,934    $    225,155,286
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT
  Bank indebtedness (Note 11)                                                    $            -      $      1,361,120
  Accounts payable and accrued liabilities                                              2,648,712          29,584,363
  Income taxes payable                                                                        -             2,567,968
  Current portion of long-term debt (Note 12)                                                 -             7,748,460
  Current portion of provisions (Note 14)                                                     -             3,482,998
-----------------------------------------------------------------------------------------------------------------------
                                                                                        2,648,712          44,744,909
LONG-TERM DEBT (Note 12)                                                                      -            10,484,144
FUTURE INCOME TAXES (Note 13)                                                           3,338,484          16,412,842
PROVISIONS (Note 14)                                                                          -             6,453,365
EMPLOYEE FUTURE BENEFITS                                                                      -             2,781,730
NON-CONTROLLING INTEREST                                                                2,324,649          36,995,376
-----------------------------------------------------------------------------------------------------------------------
                                                                                        8,311,845         117,872,366
-----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital (Note 15)                                                               160,114,934         156,750,902
Share purchase warrants (Note 15 (h))                                                     275,250                 -
Deficit                                                                               (83,846,598)        (42,697,223)
Cumulative translation adjustment (Note 16)                                            (2,769,497)         (6,770,759)
-----------------------------------------------------------------------------------------------------------------------
                                                                                       73,774,089         107,282,920
-----------------------------------------------------------------------------------------------------------------------
                                                                                 $     82,085,934    $    225,155,286
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 18 and 19)

ON BEHALF OF THE BOARD:

/s/ JAN VESTRUM                           /s/ CAM BELSHER
--------------------------------------    -------------------------------------
Jan Vestrum, Director                     Cam Belsher, Director


        See accompanying Notes to the Consolidated Financial Statements.

CREW DEVELOPMENT CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED JUNE 30,
(EXPRESSED IN CANADIAN DOLLARS)

----------------------------------------------------------------------------------------------------------------------
                                                                        2002                2001                 2000
MINERAL SALES                                                $   111,730,701    $     79,702,138     $     10,908,252
DIRECT COSTS OF MINERAL SALES                                    (87,425,868)        (66,508,590)          (8,014,103)
AMORTIZATION                                                      (4,108,590)         (3,985,344)            (375,975)
----------------------------------------------------------------------------------------------------------------------
                                                                  20,196,243           9,208,204            2,518,174
----------------------------------------------------------------------------------------------------------------------
EXPENSES
  Administration, office and general                             (13,798,260)         (8,132,725)          (4,511,720)
  Amortization                                                      (242,525)            (83,138)            (128,450)
  Interest                                                        (1,530,963)           (634,274)            (171,717)
  Professional fees                                               (1,857,503)           (795,648)            (408,799)
----------------------------------------------------------------------------------------------------------------------
                                                                 (17,429,251)         (9,645,785)          (5,220,686)
----------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
  (Loss) gain on investment in Metorex Limited (Note 6
    (d))                                                          (8,036,773)          3,540,665            4,031,132
  Provision for impairment of Chibuluma South Mine (Note
    6 (b))                                                        (8,450,857)                -                    -
  Loss on dilution of interest in geothermal asset (Note
    7)                                                            (1,503,055)                -                    -
  Provision for impairment of investment in Asia Pacific
    Resources (Note 8)                                           (19,593,056)                -                    -
  Provision for decline in value of investment in
    Mindoro Nickel Project (Note 10)                                     -           (34,024,132)                 -
  Costs related to Mindoro Nickel Project (Note 10)               (1,572,585)                -                    -
  Provision for impairment of other mineral property
    interests (Note 10)                                           (5,009,878)                -                    -
  Foreign exchange gain (loss)                                       736,095          (1,043,032)            (112,088)
  Gain on sale of other assets                                       431,480             211,113              751,287
  Interest and other income                                        1,726,067           4,225,236            1,029,735
----------------------------------------------------------------------------------------------------------------------
                                                                 (41,272,562)        (27,090,150)           5,700,066
----------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES AND
  NON-CONTROLLING INTEREST                                       (38,505,570)        (27,527,731)           2,997,554
----------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES (Note 13)
  Current                                                          4,875,053           3,151,223              319,114
  Future                                                          (4,228,918)         (7,499,169)                 -
----------------------------------------------------------------------------------------------------------------------
                                                                     646,135          (4,347,946)             319,114
----------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE NON-CONTROLLING INTEREST                    (39,151,705)        (23,179,785)           2,678,440
NON-CONTROLLING INTEREST                                          (1,598,984)         (3,103,752)            (288,380)
----------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                (40,750,689)        (26,283,537)           2,390,060
DEFICIT, BEGINNING OF YEAR                                       (42,697,223)        (14,951,424)         (17,341,484)
DIVIDEND (Note 7)                                                   (228,284)                -                    -
NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER OF NORTH
  PACIFIC GEOPOWER CORP. (Note 7)                                   (170,402)                -                    -
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING POLICIES
  (Notes 2 (j) and 2 (n))                                                -            (1,462,262)                 -
----------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                            $(83,846,598)    $   (42,697,223)     $   (14,951,424)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS PER SHARE - BASIC AND DILUTED                   $      (0.31)    $         (0.26)     $          0.04
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                    131,790,183         101,708,357           54,471,076
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

         See accompanying Notes to the Consolidated Financial Statements

CREW DEVELOPMENT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, (EXPRESSED IN CANADIAN DOLLARS)

----------------------------------------------------------------------------------------------------------------------
                                                                           2002               2001               2000
OPERATING ACTIVITIES
  Net (loss) income                                            $    (40,750,689)   $   (26,283,537)    $    2,390,060
  Add (deduct) items not affecting cash:
    Amortization                                                      4,351,115          4,068,482            504,425
    Loss (gain) on investment in Metorex                              8,036,773         (3,540,665)        (4,031,132)
    Provision for impairment of Chibuluma South Mine                  8,450,857                -                  -
    Provision for decline in value of investment in
    Mindoro Nickel Project                                                  -           34,024,132                -
    Provision for impairment of investment in Asia Pacific           19,593,056                -                  -
    Provision for impairment of other mineral property
    interests                                                         5,009,878                -                  -
    Gain on sale of other assets                                       (431,480)          (211,113)          (751,287)
    Foreign exchange loss                                               682,881          1,043,032                -
    Future income taxes                                              (4,228,918)        (7,499,169)               -
    Dividends received from associated companies                            -              805,454            759,340
    Non-controlling interest                                          1,598,984          3,103,752            288,380
    Other                                                              (560,823)               -             (154,446)
----------------------------------------------------------------------------------------------------------------------
  Change in non-cash operating working capital items (Note
  20 (a))                                                            (8,801,059)        (1,609,007)           828,526
----------------------------------------------------------------------------------------------------------------------
                                                                     (7,049,425)         3,901,361           (166,134)
FINANCING ACTIVITIES
  Issuance of common shares                                           3,364,032         42,920,892         18,095,801
  Issuance of share purchase warrants                                   275,250                -                  -
  Repayments of amount due from Metorex Limited                         797,419                -                  -
  Dividends paid                                                        (98,666)               -                  -
  Increase (decrease) in long-term debt                               5,011,805         11,152,116           (493,974)
  Paid to non-controlling interest of subsidiaries                   (1,670,765)        (1,100,553)               -
----------------------------------------------------------------------------------------------------------------------
                                                                      7,679,075         52,972,455         17,601,827
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Acquisition of Metorex, net of cash acquired (Note 6 (a))                 -            3,718,938           (434,373)
  Acquisition of Nalunaq, net of cash acquired (Note 5)                     -               51,605                -
  Proceeds on disposal of interest in Metorex (Note 6 (d)
    (iii))                                                            2,969,040                -                  -
  Reduction of cash on de-consolidation of Metorex (Note 6
    (c))                                                             (8,071,066)               -                  -
  Investment in Asia Pacific Resources (Note 8)                      (5,000,000)        (2,974,947)        (1,570,184)
  Expenditures on geothermal project                                 (2,493,362)          (249,853)               -
  Acquisition of property, plant and equipment                      (14,607,230)       (18,086,429)          (613,912)
  Expenditures on Nalunaq mineral property interest                  (8,465,895)        (8,099,734)        (3,558,160)
  Expenditures on other mineral property interests                     (224,225)        (4,449,617)          (602,583)
  Proceeds on disposition of capital assets                             843,756            207,566                -
  Proceeds on disposition of investments                                    -                  -            4,615,505
  Acquisition of interest in Mindex ASA, net of cash
    acquired                                                                -                  -           (5,219,762)
  Acquisition of interest in Botswana Diamondfields Inc.,
    net of cash acquired                                                    -                  -              238,947
  Disposal of cash on disposition of interest in Metorex                    -                  -           (4,021,000)
----------------------------------------------------------------------------------------------------------------------
                                                                    (35,048,982)       (29,882,471)       (11,165,522)
----------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW                                           (34,419,332)        26,991,345          6,270,171
CASH POSITION, BEGINNING OF YEAR                                     38,795,813         11,804,468          5,534,297
----------------------------------------------------------------------------------------------------------------------
CASH POSITION, END OF YEAR                                     $      4,376,481    $    38,795,813     $   11,804,468
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
REPRESENTED BY:
  Cash                                                         $      4,376,481    $    40,156,933   $     11,804,468
  Bank indebtedness                                                         -           (1,361,120)               -
----------------------------------------------------------------------------------------------------------------------
                                                               $      4,376,481    $    38,795,813   $     11,804,468
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

SEE NOTE 20 FOR SUPPLEMENTAL CASH FLOW INFORMATION.

         See accompanying Notes to the Consolidated Financial Statements

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS
-------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS

         Crew Development Corporation ("Crew" or the "Company") is an international mining exploration, development and operating company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew controls four development projects in Canada, Greenland, Norway and the Philippines. The Company's shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in these consolidated financial statements are as follows:

         (a)      BASIS OF CONSOLIDATION

                  The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at June 30, 2002 are as follows:

                  SUBSIDIARY   % INTEREST

                  Nalunaq I/S (Greenland) ("Nalunaq")                      82%
                  Crew Norway AS (formerly Mindex ASA)                     100%
                  North Pacific GeopowerCorp. (Canada)                     86.8%

                  The Company's investment in Nalunaq was subject to joint control, and was therefore proportionately consolidated, until June 2001 when the Company acquired effective control of this entity (see Note 5). Effective June 5, 2001, the results of operations and assets and liabilities of Nalunaq have been consolidated with the accounts of the Company.

                  The Company's investment in Metorex Limited ("Metorex") was recorded using the equity method until November 24, 2000, on which date the Company increased its interest to 52% and acquired control of Metorex. The Company then consolidated the results of operations and financial position of Metorex, until its interest was reduced to 41.4% on April 30, 2002, at which time the Company reverted back to the equity method (see Note
                  6).

         (b)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

         (c)      REVENUE RECOGNITION

                  Revenue from mineral sales is based on the value of minerals sold, excluding value added tax, and is recognized at the time that mineral ore is delivered to the customer, risks of ownership have passed and collectability is reasonably assured.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (d)     FOREIGN CURRENCY TRANSLATION

                  For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings.

                  For operations considered self-sustaining, foreign currency assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting exchange gains and losses are accumulated in a separate component of shareholders' equity until there has been a realized reduction in the net investment in such operations.

         (e)      CASH

                  Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

         (f)      INVENTORIES

                  Consumable supplies are valued at the lower of cost, determined on an average basis, and estimated net realizable value. Mineral stocks are valued at the lower of average cost and estimated net realizable value. Costs include direct mining costs and mine overheads.

         (g)      INVESTMENTS

                  Investments in companies 20% to 50% owned, where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the company's earnings or losses is included in operations and its investments therein is adjusted by a like amount. Dividends received are credited to the investment accounts.

                  Other investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

                  Provisions for impairment of investments are made, where necessary, to recognize other than temporary declines in value.

         (h)      PROPERTY, PLANT AND EQUIPMENT

                  Mining assets, including mine development costs, mineral and surface rights and mine plant facilities are recorded at cost and amortized on a units of production method based on estimated proved and probable ore reserves or, where such information is not available, a straight-line basis using management's estimates subject to a maximum mine life of 20 years. Other mining assets are depreciated on a straight-line or diminishing balance basis over their estimated useful lives.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  Details of the method and estimated useful lives are as follows:

                 Land, rights and buildings                        - unit of production or straight
                                                                     line basis over periods from 3-20
                                                                     years

                 Plant and equipment                               - unit of production or straight
                                                                     line basis over periods from 3-20
                                                                     years
                 Vehicles                                          - straight line basis over 5 years
                 Office equipment, furniture and fixtures          - diminishing balance basis at annual
                                                                     rates of between 20% and 30%

                  Management reviews the carrying values of its mining property, plant and equipment on a regular basis, primarily by reference to estimated future operating results and undiscounted net cash flows. When the carrying values of these assets exceed their estimated net recoverable amounts, an impairment provision is made for the other than temporary decline in value.

         (i)      MINERAL PROPERTY INTERESTS

                  All costs related to the acquisition and exploration of mineral properties are capitalized until either commercial production is established or a property is abandoned. At that time, such costs will either be amortized on a systematic basis over the estimated productive life of the property or charged to earnings. The Company reviews the carrying value of each property on a regular basis. This review generally is made by reference to the timing of exploration work, work programs proposed and the exploration results achieved by the Company and others. When the carrying value of a property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

                  The carrying value of mineral property interests represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring the other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

         (j)      INCOME TAXES

                  Effective July 1, 2000, the Company adopted the new accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants ("CICA"), whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

                  Until June 30, 2000, the Company followed the deferral method of accounting for income taxes, whereby deferred taxes resulted from timing differences between accounting and taxable income. The change in accounting policy was adopted retroactively, effective July 1, 2000, with no restatement of prior year amounts. As a result, the opening deficit of July 1, 2000 has been increased by $467,319 and the carrying value of the investment in Metorex Limited at that date has been reduced by $467,319.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (k)      STOCK OPTIONS

                  The Company provides options to directors, officers and employees to buy shares of the Company, thereby allowing them the opportunity to participate in the progress of the Company. No compensation expense is recognized when the stock options are granted or exercised. Any consideration received by the Company on the exercise of stock options is credited to share capital. If the stock options are repurchased by the Company, the consideration paid would be charged to the deficit.

         (l)      EARNINGS (LOSS) PER SHARE

                  Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants, and are excluded from the computation if their effect is antidilutive.

         (m)      PROVISION FOR ENVIRONMENTAL REHABILITATION AND CLOSURE COSTS

                  Long-term environmental and closure obligations are based on the Company's environmental plans, in compliance with current environmental and regulatory requirements.

                  Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances as a result of operations are capitalized and amortized over the remaining lives of the mines.

                  The estimated costs of rehabilitation or closure are reviewed annually and adjusted as appropriate for changes in legislation or technology. Cost estimates are not reduced by the potential proceeds from the sale of assets in view of the uncertainty of estimating the potential future proceeds.

         (n)      EMPLOYEE FUTURE BENEFITS

                  Until June 30, 2000, the Company's subsidiary, Metorex, did not recognize a liability for employee future benefits other than pensions. Effective July 1, 2000, Metorex changed its accounting policy, in accordance with the new CICA accounting standard for employee future benefits, to accrue the cost of post-employment benefits other than pensions during the participants' actual service periods, up to the date they become eligible for full benefits. This change in accounting policy was applied retroactively with no restatement of the prior year's amounts, with the effect that the carrying value of the Company's investment in Metorex at July 1, 2000 was decreased by $994,943 and the opening deficit at that date increased by $994,943.

         (o)      COMPARATIVE FIGURES

                  Certain of the comparative figures have been reclassified to conform with the current year's presentation.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

3.       ACCOUNTS RECEIVABLE

                                                    2002              2001
                                             -----------      ------------
         Trade                               $        --      $ 14,469,064
         Other                                   198,812         8,927,744
         -----------------------------------------------------------------
                                             $   198,812      $ 23,396,808
         -----------------------------------------------------------------
         -----------------------------------------------------------------

4.       INVENTORIES

                                                    2002              2001
                                             -----------      ------------
         Consumable supplies                 $        --      $  3,898,865
         Mineral stocks                               --         4,794,605
         -----------------------------------------------------------------
                                             $        --      $  8,693,470
         -----------------------------------------------------------------
         -----------------------------------------------------------------

5.       NALUNAQ MINERAL PROPERTY INTEREST

         The following table shows the continuity of the Nalunaq mineral property interest during the years ended June 30:

                                                    2002              2001
                                             -----------      ------------
         Balance, beginning of year          $ 25,994,352     $ 16,407,132
         Acquisition of interest                       --        1,487,486
         Expenditures incurred during
           the year                             8,465,895        8,099,734
         -----------------------------------------------------------------
         Balance, end of year                $ 34,460,247     $ 25,994,352
         -----------------------------------------------------------------
         -----------------------------------------------------------------

         During the year ended June 30, 2000, the Company acquired a 57% interest in the Nalunaq I/S joint venture whose principal asset is a gold development project located in Greenland.

         During the year ended June 30, 2001, the Company increased its interest in Nalunaq to 67% through additional capital contributions. On June 5, 2001, pursuant to an agreement with the joint venture partner, the Company increased its interest to 82% for no additional cash consideration and obtained operational control of the investment in exchange for various commitments including an agreement to fully fund future development until completion of a final feasibility study. This feasibility study was completed in August 2002.

         The acquisition of the additional interest in Nalunaq has been accounted for using the purchase method of accounting with the effect that the Company consolidated the assets, liabilities and results of operations of Nalunaq from June 5, 2001. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at June 5, 2001 as follows:

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

5.       NALUNAQ MINERAL PROPERTY INTEREST (CONTINUED)

      Assets acquired
        Current assets (including cash of $51,605)                   $   156,379
        Mining property and equipment                                 25,395,539
      --------------------------------------------------------------------------
                                                                      25,551,918
      --------------------------------------------------------------------------
      Liabilities acquired
        Current liabilities                                            1,882,709
        Non-controlling interest                                       2,171,957
      --------------------------------------------------------------------------
                                                                       4,054,666
      --------------------------------------------------------------------------
      Net assets                                                      21,497,252
      Less:  Crew's existing investment in Nalunaq                    21,497,252
      --------------------------------------------------------------------------
      Cash consideration                                               $      --
      --------------------------------------------------------------------------
      --------------------------------------------------------------------------

         Prior to June 5, 2001, the Company had proportionately consolidated its interest in Nalunaq. These financial statements include the following income, expenses and cash flows related to the proportionate consolidation of Nalunaq:




                                                   2002               2001             2000
                                               -----------       -------------    -------------
      Interest and other income                 $      --         $       360       $    77,742
      Expenses                                         --             (62,498)          (21,571)
      ------------------------------------------------------------------------------------------
      Net loss                                  $      --         $   (62,138)      $    56,171
      ------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------

      Cash flows from operating activities      $      --         $   439,016       $ 1,314,954
      Cash flows from investing activities             --          (7,115,332)       (3,254,242)
      Cash flows from financing activities             --           6,006,572         2,687,048
      ------------------------------------------------------------------------------------------
                                                $      --         $  (669,744)      $   747,760
      ------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------

6.       INVESTMENT IN METOREX LIMITED

         A continuity of the investment in Metorex for the two years ended June 30, 2002 is as follows:

      Balance, June 30, 2000                                              $ 27,120,223
      Equity earnings from investment in Metorex (Note 6 (d))                3,540,665
      Translation adjustment                                                    53,576
      Additional investment (Note 6 (a))                                     9,924,287
      Adjustment to reflect consolidation of investment (Note 6 (a))       (40,638,751)
      ---------------------------------------------------------------------------------
      Balance, June 30, 2001                                                      --
      Adjustment to reflect de-consolidation of investment on
           April 30, 2002 (Note 6 (c))                                      39,815,345
      Dilution loss (Note 6 (d) (ii))                                       (1,133,928)
      Disposal of investment (Note 6 (d) (iii))                             (4,040,519)
      Equity earnings from investment (Note 6 (d) (i))                       1,549,819
      Provision for impairment of investment (Note 6 (d) (iv))              (7,381,185)
      ---------------------------------------------------------------------------------
      Balance, June 30, 2002                                              $ 28,809,532
      ---------------------------------------------------------------------------------
      ---------------------------------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

6.       INVESTMENT IN METOREX LIMITED (CONTINUED)

         (a) Effective March 1, 1997, the Company acquired a 50% interest in Metorex (Proprietary) Limited, a South African company owning shares in, and providing strategic direction to, operating companies mining gold, coal and base metals. The Company's interest was structured to obtain joint control, and accordingly the investment was recorded on a proportionate consolidation basis.

                  As a result of a consolidation of interests, which closed on December 6, 1999, the Company's joint control over Metorex (Proprietary) Limited ceased and its previous 50% interest was replaced by a 41% interest in Consolidated Murchison Ltd. (now renamed "Metorex Limited"), an affiliated company listed on the London and Johannesburg Stock Exchanges. As a result of this loss of joint control, the Company ceased to proportionately consolidate its investment in Metorex Limited and commenced recording this investment using the equity method, effective January 1, 2000.

                  During November 2000, the Company increased its interest in Metorex from 41% to 52% through the acquisition of an additional 11% from existing shareholders. The acquisition has been accounted for using the purchase method of accounting and the financial position and results of operations of Metorex were consolidated from November 24, 2000. At June 30, 2001, the Company held a 53% interest in Metorex.

                  The acquisition of Metorex on November 24, 2000 was accounted using the purchase method of accounting. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at the dates of acquisition as follows:

      ASSETS ACQUIRED
           Current assets (including cash of $13,643,225)             $ 43,731,919
           Mining properties, plant and equipment                       82,524,795
      ----------------------------------------------------------------------------
                                                                       126,256,714
      ----------------------------------------------------------------------------

      LIABILITIES ACQUIRED
           Current liabilities                                          33,225,636
           Long-term obligations                                        19,142,893
           Non-controlling interest in subsidiaries of Metorex           3,178,394
      ----------------------------------------------------------------------------
                                                                        55,546,923
      ----------------------------------------------------------------------------
      NET ASSETS                                                        70,709,791
      Non-controlling interest in Metorex                               30,071,040
      ----------------------------------------------------------------------------
      Crew's investment in Metorex                                      40,638,751
      Crew's existing investment in Metorex immediately prior to
           the date of acquisition                                      30,714,464
      ----------------------------------------------------------------------------
      Cash consideration                                              $  9,924,287
      ----------------------------------------------------------------------------
      ----------------------------------------------------------------------------

         (b) During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

         (c) In April 2002, the Company's interest in Metorex was reduced from 53% to 41% through the sale of shares and a concurrent private placement by Metorex with other shareholders. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording its investment in Metorex Limited using the equity method, effective May 1, 2002.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

6.       INVESTMENT IN METOREX LIMITED (CONTINUED)

         (d) The (loss) gain on the Company's investment in Metorex during the period it was accounted for using the equity method during the years ended June 30, 2002, 2001 and 2000 consists of the following:



                                                  2002              2001            2000
                                             -------------     -------------    -------------
      Equity earnings from
           investment (i)                     $ 1,549,819       $ 3,540,665      $ 1,942,342
      Dilution (loss) gain (ii)                (1,133,928)             --          2,088,790
      Loss on disposal of interest (iii)       (1,071,479)             --               --
      Provision for impairment of
           investment (iv)                     (7,381,185)             --               --
      ----------------------------------------------------------------------------------------
                                              $(8,036,773)      $ 3,540,665      $ 4,031,132
      ----------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------


                  (i) The equity earnings for the year ended June 30, 2002 represent the Company's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002. The equity earnings for the year ended June 30, 2001 represent the Company's proportionate share of Metorex's net earnings from July 1, 2000 to November 24, 2000. The equity earnings for the year ended June 30, 2000 represent the Company's proportionate share of Metorex's net earnings from January 1, 2000 to June 30, 2000.

                  (ii) In a private placement completed on April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $8,515,978. This transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928.

                           Under the terms of the consolidation of interests, which closed on December 6, 1999 (see Note 6 (a)), the Company recorded a dilution gain on the exchange of its former interest in Metorex (Proprietary) Limited for shares in Metorex Limited. This exchange resulted in the loss of joint control and a substantive change in the Company's ownership of the former Metorex assets. The gain was therefore calculated based on the fair value of Metorex Limited shares received that were applicable to the portion of the interest effectively sold to third parties.

                  (iii) On April 26, 2002, the Company disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479. This disposal reduced the Company's interest in Metorex from 46% to 41%.

                  (iv) As at June 30, 2002, management determined that the Company's investment in Metorex had experienced a permanent decline in value and that this decline related to the assets and operations of Metorex. As a result the Company recorded a provision for impairment of $7,381,185.


         (e) The following is a summary of the assets, liabilities and results of operations of Metorex Limited prepared according to International Accounting Standards and converted from South African Rand ("Rand") to Canadian Dollars ("CDN") using the exchange rate at June 30, 2002 and 2001 of Rand 0.147 to CDN$1 and Rand 0.188 to CDN$1, respectively.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

6.       INVESTMENT IN METOREX LIMITED (CONTINUED)


                                          2002              2001
                                     --------------    -------------
      Current assets                  $ 39,832,149      $ 45,604,288
      Producing mining property,
           plant and equipment          70,561,617        79,472,488
      Other assets                       8,259,930        19,090,460
      --------------------------------------------------------------
                                       118,653,696       144,167,236
      --------------------------------------------------------------

      Current liabilities               28,655,886        38,387,532
      Long-term debt                    12,481,329        12,818,028
      Other liabilities                 17,598,399        23,394,344
      --------------------------------------------------------------
                                        58,735,614        74,599,904
      --------------------------------------------------------------
      Net shareholders' equity        $ 59,918,082      $ 69,567,332
      --------------------------------------------------------------
      --------------------------------------------------------------

                  Results of operations and cash flows for the years ended June 30:



                                                     2002               2001
                                               ---------------    --------------
      Mineral sales                             $ 120,587,775       $ 135,408,504
      Cost of sales                               103,975,746         113,593,548
      ----------------------------------------------------------------------------
                                                   16,612,029          21,814,956
      Other income (expenses)                     (20,986,749)           (522,640)
      Provision for income taxes                     (982,842)         (4,638,900)
      ----------------------------------------------------------------------------
      Net (loss) income                         $  (5,357,562)      $  16,653,416
      ----------------------------------------------------------------------------
      ----------------------------------------------------------------------------

      Cash flows from operating activities      $   3,159,618       $  21,769,084
      Cash flows from investing activities        (13,826,967)        (28,569,608)
      Cash flows from financing activities         11,636,667          14,730,928
      ----------------------------------------------------------------------------
                                                $     969,318       $   7,930,404
      ----------------------------------------------------------------------------
      ----------------------------------------------------------------------------

7.       GEOTHERMAL PROJECT

         Effective November 22, 2001, South Crofty Holdings Ltd. (now renamed North Pacific Geopower Corp., ("NPGP") acquired all of the issued and outstanding common shares of Meager Creek Development Corporation ("MCDC") from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum Resources relating to the geothermal site. The licence of occupation and the geothermal lease expire December 17, 2017.

         This business combination has been accounted for as a reverse takeover using the purchase method of accounting with the Company identified as the acquirer and NPGP being the acquiree. The results of operations of NPGP have been consolidated from November 22, 2001, being the date that the Company obtained control. The fair value of the net liabilities of NPGP assumed by the Company at November 22, 2001 of $170,402 was recorded as a charge to deficit.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

7.       GEOTHERMAL PROJECT (CONTINUED)

         Concurrent with the reverse takeover, the Company acquired 10,030,823 shares of NPGP from the son of the former chairman of the Company for cash consideration of $1,203,699. The net effect of the reverse takeover and concurrent acquisition of 10,030,823 shares of NPGP was the acquisition of NPGP and the dilution of the Company's interest in the Meager Creek property. The Company subsequently participated in a private placement for 16,700,000 shares of NPGP for cash consideration of $2,004,000 which had the effect of further increasing its interest to 91%. As a result of these transactions, the Company has recorded a loss on dilution of geothermal asset of $1,503,055, which includes the $1,203,699 of cash paid to the related party.

         The Company then issued a dividend of approximately 6,400,000 shares of NPGP, being one share of NPGP for each 20 shares held of Crew. The accounting value of the dividend of $228,284 was determined based on the carrying value of the NPGP shares at that time and included the amount of the dividend withholding taxes which the Company paid on behalf of foreign shareholders.

         At June 30, 2002, the Company owned 86.8% of NPGP's common shares.

8.       INVESTMENT IN ASIA PACIFIC RESOURCES

         At June 30, 2002, the Company holds approximately 7% (2001 - 13%) of Asia Pacific Resources Ltd. ("APR") with a carrying value of $4,950,000 (2001 - $19,543,056) as a long-term investment. During the year, Asia Pacific completed a financial restructuring which included the conversion of all of its outstanding debentures into common shares and the issuance of additional common shares through private placements. As part of this restructuring, due to commitments entered into on October 8, 2001, the Company invested an additional $5 million into Asia Pacific. Due to the dilution of its interest as a result of the debenture conversion during 2002 and the prolonged period in which there had been a substantial decline in value of Asia Pacific shares, the Company determined that an indication of impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056.

9.       PROPERTY, PLANT AND EQUIPMENT



                                                           2002                                 2001
                                          -----------------------------------------------    -------------
                                                           Accumulated        Net Book          Net Book
                                              Cost         Amortization         Value             Value
                                          ------------    --------------   --------------    -------------
      Producing mining assets
           Land, rights and buildings      $      --        $      --        $      --        $58,813,519
           Plant and equipment                    --               --               --          7,605,031
           Capital work in progress               --               --               --         25,814,211
      Land and buildings                       180,175           10,857          169,318          172,935
      Exploration equipment                    520,229          366,795          153,434          257,154
      Vehicles                                  18,292           16,016            2,276           13,272
      Office and equipment,
           furniture and fixtures              925,268          358,949          566,319          836,547

      ----------------------------------------------------------------------------------------------------
                                           $ 1,643,964      $   752,617      $   891,347      $93,512,669
      ----------------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------------

10.      OTHER MINERAL PROPERTY INTERESTS

         The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced. Details are as follows:

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

10.      OTHER MINERAL PROPERTY INTERESTS (CONTINUED)


                                                             2002               2001
                                                        --------------    --------------
      Other mineral property interests, beginning
           of year                                       $  8,106,818       $ 37,681,333
      Acquisition of exploration and
           development properties                                --               54,720
      Expenditures incurred during the year                   224,225          4,394,897
      Provision for impairment in value of
           Roros Project                                   (4,688,918)              --
      Provision for impairment of other properties           (320,960)              --
      Provision for decline in value of investment
           in Mindoro Nickel Project                             --          (34,024,132)

      Metorex development properties no
           longer consolidated                                (75,867)              --
     --------------------------------------------------------------------------------------
     Other mineral property interests, end of year      $  3,245,298       $  8,106,818
     --------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------

         Consisting of:


                                                             2002               2001
                                                        --------------    --------------
      Hwini-Butre Gold Project (Ghana)                   $  3,181,803       $  3,181,803
      Roros Project (Norway)                                        1          4,502,645
      Mindoro Nickel Project (Philippines)                          1                  1
      Other                                              $     63,493            422,369
     --------------------------------------------------------------------------------------
                                                         $  3,245,298       $  8,106,818
     --------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------


         MINDORO NICKEL PROJECT

         During July 2001, the Company received from the Department of Environment and Natural Resources ("DENR") in the Philippines a notice of cancellation of the Mineral Production Agreement ("MPSA") for a significant section of its Mindoro nickel laterite project, which had been issued by the previous administration.

         This action by the DENR was unexpected and the notice issued without prior consultation with the Company. Based upon a full evaluation of the situation with its legal advisors, the Company is confident that the Philippine government had no legal basis for cancellation of the MPSA, which was made without due process. The Company has filed a formal appeal to the Office of the President of the Philippines. If rejected, recovery of the MPSA shall be vigorously pursued, both through the Philippine courts and under the Foreign Investment Protection Agreement signed between Canada and the Philippines in 1995.

         While the Company believes that it shall ultimately re-establish its rights under the MPSA, if necessary through legal action, there can be no absolute assurance that it will be successful. Therefore, at June 30, 2001 the Company recorded an impairment provision of $34,024,132 against its investment in the project to reduce the carrying value to a nominal amount of $1.

         During the year ended June 30, 2002, the Company expensed further costs of $1,572,585 related to the Mindoro Nickel Project. The majority of these costs relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities relating to the project, pending the reinstatement of the MPSA. Effective April 2002, the Company has withdrawn all activities and temporarily placed the Mindoro Nickel Project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

10.      OTHER MINERAL PROPERTY INTERESTS (CONTINUED)

         ROROS PROJECT

         Title to the Roros Project is secured through 55 mineral claims in seven different municipalities in Central Norway. Due to the current depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project during the year ended June 30, 2002.

11.      BANK INDEBTEDNESS

         The bank indebtedness of $1,361,120 arose from consolidation of Metorex at June 30, 2001 and is payable in South African Rand. Metorex had aggregate short-term bank credit facilities of approximately $4.4 million (Rand 23.5 million) at June 30, 2001.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

12.      LONG TERM DEBT

         Long term debt, all of which arose on consolidation of Metorex at June 30, 2001, comprises:



                                                                                             2002              2001
                                                                                      ----------------   --------------
      REVOLVING TRADE FINANCE FACILITY AND TERM LOAN
           A loan of U.S.$8 million to Chibuluma from Investec Bank Limited is denominated in U.S. dollars. The loan is repayable in 10 equal six-month installments, commencing six months after the end of the disbursement period, or the end of the last draw down, whichever is the earlier, and matures in May 2006. Interest is payable at 7.5% per annum.
           A  further loan to Chibuluma from Investec Bank Limited represents draw downs under a 180 day revolving trade finance facility amounting to
              U.S.$3 million. Interest is calculated according to the bank's cost of funds plus 0.5% per annum payable six-months in arrears.
           The Investec Bank facilities are secured by:
              - a cession of copper and cobalt produced by the
                 Company; and
              - a cession of the Chibuluma marketing contracts and
                 mineral export proceeds; and
              - a Metorex Limited guarantee.                                                $     --        $ 16,955,072
      TERM LOANS
           The loans are unsecured, bear interest at bank prime
              rate and are repayable in monthly installments
              of Rand("R")108,933.                                                                --              88,294
      MORTGAGE BOND
           Secured by first mortgage bond over land and building with a cost of R390,000. Interest is charged at 14.5% and the
              bond is repayable in monthly installments of R4,000.                                --              25,039
      HIRE PURCHASE AGREEMENTS
           Secured by plant and equipment with a cost of R3.2 million and bears interest at bank prime rate.
              Repayments are in varying monthly installments.                                     --             323,807
      INSTALLMENT FINANCE AND TERM LOAN
           Secured by plant and equipment with a cost of R5.8 million and limited suretyships from Metorex Limited, Side Minerals (Pty) Limited and
              Wakefield Investments (Pty) Limited. The loans are repayable in 42 equal
              installments and bear interest at bank prime rate.                                  --             840,392
     ---------------------------------------------------------------------------------------------------------------------
                                                                                                  --          18,232,604
      Less:  Current portion                                                                      --           7,748,460
     ---------------------------------------------------------------------------------------------------------------------
                                                                                            $     --        $ 10,484,144
     ---------------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.      INCOME TAXES

         Future income tax assets and liabilities arise at June 30 from the following:


                                                     2002               2001
                                                -------------      -------------
      Future income tax assets
           Investments                           $  4,969,756       $    335,023
           Mineral property interests              10,447,295          7,573,714
           Property, plant and equipment              273,880          2,743,293
           Provisions                                    --            2,160,095
           Loss carry-forwards                     16,183,218         13,477,277
           Share issue costs                        1,030,328          1,520,289
           Other                                         --               92,436
      ---------------------------------------------------------------------------
                                                   32,904,477         27,902,127
           Valuation allowance                    (32,904,477)       (25,828,820)
      ---------------------------------------------------------------------------
           Future income tax assets                      --            2,073,307
      ---------------------------------------------------------------------------

      Future income tax liabilities
           Mineral property interests              (3,338,484)        (4,447,569)
           Property, plant and equipment                 --           (9,119,460)
           Investments                                   --           (1,544,879)
           Unrealized foreign exchange loss              --           (2,329,342)
      ---------------------------------------------------------------------------
           Future income tax liabilities           (3,338,484)       (17,441,250)
      ---------------------------------------------------------------------------
      Future income tax liabilities, net         $ (3,338,484)      $(15,367,943)
      ---------------------------------------------------------------------------
      ---------------------------------------------------------------------------

         Disclosed on the Consolidated Balance Sheets as:

      Future income tax assets - current                  $       --         $  1,044,899
      Future income tax liabilities - long-term, net        (3,338,484)       (16,412,842)
      -------------------------------------------------------------------------------------
      Future income tax liabilities, net                  $ (3,338,484)      $(15,367,943)
      -------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------

      Future income tax assets consist of:
           Current portion                                $       --         $  1,044,899
           Long-term                                              --            1,028,408
      -------------------------------------------------------------------------------------
                                                          $       --         $  2,073,307
      -------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------

         A reconciliation of the provision for (recovery of) income taxes is as follows:


                                                          2002              2001              2000
                                                    --------------    --------------     --------------

      Recovery of income taxes based on
           Canadian statutory tax rate of 42%
           (2001 - 45%;  2000 - 45%)                 $(16,218,546)      $(12,387,479)      $  1,348,899
      Add (deduct)
           Dilution gain not taxable                         --                 --             (939,956)
           Lower foreign tax rates                       (384,139)         4,002,121           (298,950)
           Tax effect of losses not recognized         19,429,203          3,273,289          1,083,175
           Reassessment of Metorex's prior year
              taxes                                      (736,490)              --                 --
           Other                                       (1,443,893)           764,123           (874,054)
     ---------------------------------------------------------------------------------------------------
      Provision for (recovery of) income taxes       $    646,135       $ (4,347,946)      $    319,114
     ---------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.      INCOME TAXES (CONTINUED)

         As at June 30, 2002, the Company and its subsidiaries have estimated non-capital losses carried forward for Canadian income tax purposes of approximately $23,100,000 (2001 - $15,400,000), which can be applied to reduce future Canadian income taxes payable and will expire in 2003 to 2009. As at June 30, 2002 the Company's subsidiaries also have estimated non-capital losses carried forward for Norwegian and Philippine income tax purposes of approximately Norwegian Krone 101,000,000 ($20,400,000) (2001 - 38,500,000 ($6,250,000)) and
         Philippine Peso 43,900,000 ($1,300,000) (2001 - 58,000,000
         ($1,700,000)), respectively, which can be applied to reduce future income taxes payable and will expire in 2006 to 2012 for Norway and 2003 to 2005 for the Philippines. The potential tax benefits of these loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

14.      PROVISIONS

         The following provisions arose on consolidation of Metorex at June 30, 2001:

                                               2002           2001
                                          -------------   ------------
      Termination benefits                  $     --        $1,517,187
      Rehabilitation and closure costs            --         6,360,177
      Vacation pay and bonuses                    --         2,058,999
      ----------------------------------------------------------------
                                                  --         9,936,363
      Less:  Current portion                      --         3,482,998
      ----------------------------------------------------------------
                                            $     --        $6,453,365
      ----------------------------------------------------------------
      ----------------------------------------------------------------

15.      SHARE CAPITAL

         (a) The authorized share capital at June 30, 2002 is 250,000,000 common shares without par value (2001 and 2000 - 200,000,000 common shares without par value).

         (b) Details of changes in the issued share capital since June 30, 1999 are as follows:

                                                                   Number
                                                                 of shares            Amount
                                                             -----------------  ---------------
      Balance, June 30, 1999                                     32,232,122      $ 49,738,903
      Issued for cash on exercise of warrants                     1,835,000         1,651,500
      Issued for cash on private placements ((c) and (d))        15,200,000        16,414,301
      Issued for cash on exercise of stock options                   30,000            30,000
      Issued on acquisition of Mindex ASA (Note 17 (a))          27,127,908        32,569,670
      Issued on acquisition of Botswana Diamondfields
           Inc. (Note 17 (b))                                    11,188,030        13,425,636
     -------------------------------------------------------------------------------------------
      Balance, June 30, 2000                                     87,613,060       113,830,010
      Issued for cash on exercise of warrants (d)                 1,600,000         1,597,896
      Issued for cash on private placements ((e) and (f))        39,173,134        41,202,996
      Issued for cash on exercise of stock options                  120,000           120,000
     -------------------------------------------------------------------------------------------
      Balance, June 30, 2001                                    128,506,194       156,750,902
      Issued for cash on private placement (g)                   10,158,101         3,364,032
     -------------------------------------------------------------------------------------------
      Balance, June 30, 2002                                    138,664,295      $160,114,934
     -------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------

         (c) During the year ended June 30, 2000, the Company issued 12,000,000 common shares for proceeds of $12,633,512 (net of issue costs of $862,488) in two transactions.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

15.      SHARE CAPITAL (CONTINUED)

         (d) During the year ended June 30, 2000, the Company issued 3,200,000 units for proceeds of $3,780,789 (net of issue costs of $219,211). Each unit consisted of one common share and one share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $1.50 per share from the date of issue until February 17, 2001. During the year ended June 30, 2001, these share purchase warrants were repriced to $1.00 per share and 1,600,000 share purchase warrants were exercised for aggregate proceeds of $1,597,896 (net of issue costs of $2,104). The balance of 1,600,000 warrants expired unexercised.

         (e) During the year ended June 30, 2001, the Company issued 13,800,000 common shares for proceeds of $14,499,878 (net of issue costs of $1,094,122).

         (f) During the year ended June 30, 2001, the Company issued 25,373,134 units for proceeds of $26,703,118 (net of issue costs of $1,974,941). Each unit consisted of one common share and one-half of a share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $1.47 per share from the date of issue until May 21, 2002. During the year ended June 30, 2002, all of these share purchase warrants were repriced to $0.43 per share and then expired unexercised.

         (g) During the year ended June 30, 2002, the Company issued 10,158,101 units for proceeds of $3,364,032 (net of issue costs of $394,465). Each unit is convertible into one common share of the Company for no additional consideration.

         (h) During the year ended June 30, 2002, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price of $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President & CEO of the Company in exchange for total cash consideration of $275,250.

         (i) The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At June 30, 2002, there were 4,850,000 options available for grant.

                  The following table summarizes share option activity since June 30, 2000:

                                       Options outstanding
                                --------------------------------
                                                     Weighted
                                    Number of         average
                                     shares       exercise price
                                --------------    --------------
      Balance, June 30, 2000        6,160,000       $   1.22
           Cancelled                 (580,000)          1.24
           Exercised                 (120,000)          1.00
      ----------------------------------------------------------
      Balance, June 30, 2001        5,460,000           1.22
           Granted                  8,000,000           0.41
           Cancelled               (3,310,000)          1.19
      ----------------------------------------------------------
      Balance, June 30, 2002       10,150,000       $   0.59
      ----------------------------------------------------------
      ----------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

15.      SHARE CAPITAL (CONTINUED)

                  The following table summarizes outstanding and exercisable share options at June 30, 2002:


     Number of                                                                      Weighted
   Share Options                              Expiry                                 Average
    Outstanding                                Date                              Exercise Price
--------------------                   ----------------------                   ------------------
      130,000                          February 28, 2003                           $    1.33
      170,000                          February 28, 2003                                1.00
      230,000                          March 4, 2003                                    1.33
      240,000                          March 4, 2003                                    1.00
    3,750,000                          May 1, 2003                                      0.42
       50,000                          October 21, 2003                                 1.00
    1,330,000                          June 26, 2005                                    1.33
    3,750,000                          March 6, 2007                                    0.40
      500,000                          May 2, 2007                                      0.41
--------------------------------------------------------------------------------------------------
   10,150,000                                                                      $    0.59
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

16.      CUMULATIVE TRANSLATION ADJUSTMENT

         The cumulative translation adjustment comprises:


                                                                     2002             2001
                                                               ---------------   --------------
      Cumulative effect of unrealized losses on foreign
           exchange translation in prior periods                 $(6,770,759)      $(2,333,678)
      Reduction for portion of translation adjustment
           related to disposal and dilution of interest
           in Metorex (Note 6)                                       774,725              --
      Decrease (increase) in unrealized loss on translation
           of net assets                                           3,226,537        (4,437,081)
     -------------------------------------------------------------------------------------------
      Cumulative unrealized losses on foreign exchange
           translation at end of year                            $(2,769,497)      $(6,770,759)
     -------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------

         This balance represents the net unrealized foreign currency translation losses on the Company's net investment in Metorex.

17.      ACQUISITION OF OTHER SUBSIDIARIES

         (a)      MINDEX ASA ("MINDEX")

                  Effective December 23, 1999, the Company completed its voluntary offer to acquire in excess of 90% of the shares of Mindex, a Norwegian company listed on the Oslo Stock Exchange by the issue of 27,127,908 common shares of the Company.

                  During the period January 2000 to May 2000, the Company acquired the remaining Mindex shares. As a result, the Company owns 100% of the issued and outstanding shares of Mindex and the shares of Mindex have been delisted from trading.

                  The acquisition of Mindex has been accounted for using the purchase method of accounting, and the financial position and results of operations of Mindex have been consolidated from December 31, 1999. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition as follows:

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

17.      ACQUISITION OF OTHER SUBSIDIARIES (CONTINUED)

         (a)      MINDEX ASA ("MINDEX")(CONTINUED)

      Current assets (including cash of $582,811)      $    807,344
      Mining properties                                  36,994,710
      Other non-current assets                            2,504,434
      -------------------------------------------------------------
                                                         40,306,488
      Current liabilities                                (1,934,245)
      -------------------------------------------------------------
      Net assets                                       $ 38,372,243
      -------------------------------------------------------------
      -------------------------------------------------------------

      Consideration
           27,127,908 common shares                    $ 32,569,670
           Cash                                           2,557,278
           Transaction costs                              3,245,295
      -------------------------------------------------------------
                                                       $ 38,372,243
      -------------------------------------------------------------
      -------------------------------------------------------------

         (b)      BOTSWANA DIAMONDFIELDS INC. ("BOTSWANA")

                  Effective December 31, 1999, the Company completed its acquisition of Botswana. Pursuant to a Plan of Arrangement between the Company and Botswana, the Company issued 11,188,030 common shares to shareholders of Botswana on the basis of 2 common shares of the Company for every 3 shares of Botswana. As a result, Botswana is now a wholly-owned subsidiary of the Company and has been delisted from trading.

                  The acquisition of Botswana has been accounted for using the purchase method of accounting, and the financial position and results of operations of Botswana have been consolidated from December 31, 1999. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition as follows:

      Current assets (including cash of $351,043)      $    410,563
      Long term investments *                            13,262,569
      Other non-current assets                              459,747
      --------------------------------------------------------------
                                                         14,132,879
      Current liabilities                                  (595,147)
      --------------------------------------------------------------
      Net assets                                       $ 13,537,732
      --------------------------------------------------------------
      --------------------------------------------------------------

      Consideration
           11,188,030 common shares                    $ 13,425,636
           Transaction costs                                112,096
      --------------------------------------------------------------
                                                       $ 13,537,732
      --------------------------------------------------------------
      --------------------------------------------------------------

                  * Long-term investments included 2,250,000 common shares of Crew which were previously held by Botswana and were recorded on acquisition by Crew at their fair value of $2,700,000 as treasury shares. These shares were subsequently sold to third parties with no material gain or loss on this capital transaction.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

18.      COMMITMENTS

         The Company is committed to minimum annual non-cancelable future operating lease payments as follows:

                                                            2002               2001
                                                      ---------------    ----------------
         Within one year                                 $  173,227          $   578,884
         Years two to five                                  445,311            1,208,575
         --------------------------------------------------------------------------------
                                                         $  618,538         $  1,787,459
         --------------------------------------------------------------------------------
         --------------------------------------------------------------------------------


         Pursuant to a consulting agreement between NPGP and the former Chairman, NPGP is committed to pay $100,000 per year in consulting fees for the next two years.

19.      CONTINGENCIES

         (a) A subsidiary of the Company has been named as a defendant in an action brought by a third party claiming that the mineral concessions of the Company in Ghana, with a book value of $3.2 million, were not properly transferred to the Company. The Company is confident that it has proper title to the concession and is vigorously defending its title; however, the ultimate outcome of this action is currently not determinable.

         (b) The Company's associate, Metorex, by virtue of its mining operations, is exposed to rehabilitation and other environmental liabilities. Estimates of the cost of environmental and other remedial work are made on an annual basis and payments are made into a rehabilitation trust fund to ensure that, by the end of the useful life of the mine, sufficient funds are available to satisfy such liabilities. The rehabilitation trust fund (the "Fund") is established as required by the South Africa Minerals Act and Regulations. As the assets and liabilities of Metorex are no longer individually consolidated with the accounts of the Company at June 30, 2002, the Fund no longer appears as an asset of the Company.

20.      CASH FLOW STATEMENT INFORMATION

         (a)      CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS


                                                     2002              2001              2000
                                                -------------     -------------     --------------
         (Decrease) increase in
              Accounts receivable                $ 1,419,210       $(5,661,015)      $  (124,272)
              Inventories                         (1,594,979)        2,138,770           885,189
              Prepaid expenses                       (67,528)         (144,874)         (163,168)
              Mining assets held for sale               --             209,795          (209,795)
              Due from associated companies       (1,722,266)             --             (67,899)
         (Decrease) increase in
              Accounts payable
                 and accrued liabilities          (6,749,043)        1,845,203           490,963
              Due to associated companies            (86,453)            3,114            17,508
         -----------------------------------------------------------------------------------------
                                                 $(8,801,059)      $(1,609,007)      $   828,526
         -----------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

20.      CASH FLOW STATEMENT INFORMATION (CONTINUED)

         (b)      SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                2002            2001           2000
                                           --------------  -------------   -------------
         Cash payments for interest          $1,531,359      $  471,032      $  171,717
         Cash payments for income taxes       4,620,470       1,744,801         621,974


         (c) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING INFORMATION


                                                         2002             2001            2000
                                                   ---------------  ---------------  --------------
         Investing activities:
              Shares issued on acquisition of
                 Mindex (Note 23 (a))                $      --        $      --        $32,569,670
              Shares issued on acquisition of
                 Botswana (Note 23 (b))                     --               --         13,425,636
              Exchange of interest in shares of
                 Metorex (Proprietary) Limited
                 for shares of Metorex Limited
                 (Note 6 (a))                               --               --          7,773,992
         ------------------------------------------------------------------------------------------
                                                     $      --        $      --        $53,769,298
         ------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------


21.      RELATED PARTY TRANSACTIONS

         Related party transactions, not disclosed elsewhere in these financial statements, comprise:

         The Company made payments to a public company having certain directors in common. The payments, which represent reimbursements of amounts paid on behalf of the Company, were as follows:


                                            2002         2001         2000
                                       ------------  -----------   -----------
         Salaries                        $   --        $440,155      $390,259

         Rent                                --          77,742        67,856
         Other administrative costs         3,432        96,735       141,140
         ---------------------------------------------------------------------
                                         $  3,432      $614,632      $599,255
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------


         The Company paid management fees during the year ended June 30, 2002 of $215,433 (2001 - $443,805; 2000 - $339,000) and termination fees of
         $632,000 to a company controlled by the former CEO and Chairman of the Company.

         The Company also paid management fees during the year ended June 30, 2002 of $253,591 and a bonus of $280,513 (2001 - $Nil; 2000 - $Nil) to a company controlled by a new director and President & CEO of the Company.

         During the year ended June 30, 2002, law firms of which directors of the Company were partners received total legal fees of $465,024 from the Company (2001 - $Nil; 2000 - $Nil).

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

22.      SEGMENTED INFORMATION

         (a)      OPERATING SEGMENTS

                  The Company manages its commercial mining operations by the type of commodity produced. As a result of the loss of control of the investment in Metorex, management considers that the Company commenced operating in one operating segment as of July 1, 2002, being the exploration and development of mineral properties. Segment information is as follows:

                  (i)      Year ended June 30, 2002:




                                                                                               Fluorospar
                             Antimony/                                                          and other
                               Gold            Coal             Zinc            Copper           minerals
                          ---------------  --------------   --------------   --------------   --------------
Mineral sales              $  16,011,005    $  15,734,815    $  18,339,827    $  44,520,523    $  17,124,531
------------------------------------------------------------------------------------------------------------
Interest income                   39,612             --            184,753          423,522          196,808
Amortization of
     capital assets             (566,306)      (1,016,452)      (1,830,930)            --           (694,902)
Provisions for
     asset impairments              --               --               --         (8,450,857)            --
Loss on investment in
     Metorex Limited                --               --               --               --               --
Loss on dilution of
     interest in
     geothermal asset               --               --               --               --               --
Costs related to
     Mindoro Nickel
     Project                        --               --               --               --               --
Interest expense                    --           (282,609)         (51,198)      (1,089,101)        (107,877)
Other income
     (expenses)              (14,832,347)     (16,058,602)     (15,068,611)     (36,758,408)     (10,319,745)
Non-controlling interest            --               --               --               --         (1,195,569)
Income taxes                     162,338             --           (468,771)      (1,179,822)      (1,782,597)
-------------------------------------------------------------------------------------------------------------
Net income (loss)          $     814,302     $ (1,622,848)      $1,105,070    $  (2,534,143)   $   3,220,649
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Additions to capital
     assets                $     132,771    $   1,966,989    $     215,440    $  10,246,254    $   1,598,267
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Total assets at
     June 30, 2002         $        --      $        --      $        --      $        --      $        --
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------




                            Exploration
                                and          Unallocated
                            development       corporate
                             activities         items          Total
                          ---------------   -------------  ---------------


Mineral sales               $     -          $     -         $ 111,730,701
---------------------------------------------------------------------------
Interest income                   187,301         831,545        1,863,541
Amortization of
     capital assets              (155,895)        (86,630)      (4,351,115)
Provisions for
     asset impairments        (24,602,934)         -           (33,053,791)
Loss on investment in
     Metorex Limited              -            (8,036,773)      (8,036,773)
Loss on dilution of
     interest in
     geothermal asset             -            (1,503,055)      (1,503,055)
Costs related to
     Mindoro Nickel
     Project                   (1,572,585)         -            (1,572,585)
Interest expense                  -                  (178)      (1,530,963)
Other income
     (expenses)                (2,150,176)     (6,863,641)    (102,051,530)
Non-controlling interest           84,372        (487,787)      (1,598,984)
Income taxes                    1,109,085       1,513,632         (646,135)
---------------------------------------------------------------------------
Net income (loss)             (27,100,832)  $ (14,632,887)   $ (40,750,689)
---------------------------------------------------------------------------
---------------------------------------------------------------------------

Additions to capital
     assets                 $   8,733,637   $     404,083    $  23,297,441
---------------------------------------------------------------------------
---------------------------------------------------------------------------

Total assets at
     June 30, 2002          $  46,659,056   $  35,426,878    $  82,085,934
---------------------------------------------------------------------------
---------------------------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

22.      SEGMENTED INFORMATION (CONTINUED)

         (a)      OPERATING SEGMENTS (CONTINUED)

                  (ii)     Year ended June 30, 2001:




                                                                                      Fluorospar
                            Antimony/                                                  and other
                              Gold           Coal          Zinc          Copper        minerals
                         --------------  ------------  -------------  -------------  ------------
Mineral sales             $ 10,897,227   $ 13,742,753   $ 12,977,637   $ 33,222,423   $ 8,862,098
-------------------------------------------------------------------------------------------------
Interest income                 61,994            972        144,200        327,851       256,140
Amortization of
     capital assets           (382,655)    (1,041,468)    (1,351,246)      (350,006)     (489,931)
Provision for decline in
     value of Mindoro
     nickel project                 -             -              -              -             -
Equity earnings from
     investment in
     Metorex                        -             -              -              -             -
Interest expense                    -        (231,265)        (1,166)      (336,597)      (48,390)
Other income
     (expenses)            (10,318,288)   (13,531,506)   (11,070,772)   (25,398,683)   (6,322,463)
Non-controlling interest            -             -              -          122,046      (242,731)
Income taxes                        -             -         (589,628)    (1,876,158)     (685,437)
--------------------------------------------------------------------------------------------------
Net income (loss)        $     258,278   $ (1,060,514)     $ 109,025   $  5,710,876    $1,329,286
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

Additions to capital
     assets              $     551,500   $  1,736,699      $ 267,517   $ 13,372,861   $ 2,257,526
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

Total assets at
     June 30, 2001       $  10,969,780   $ 13,552,649    $11,190,362   $ 77,250,797   $31,872,231
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------





                          Exploration
                              and          Unallocated
                          development        corporate
                           activities          items            Total
                         --------------    --------------  ---------------
Mineral sales              $      -          $     -         $ 79,702,138
--------------------------------------------------------------------------
Interest income                  15,253           543,606       1,350,016
Amortization of
     capital assets             (48,479)         (404,697)     (4,068,482)
Provision for decline in
     value of Mindoro
     nickel project         (34,024,132)           -          (34,024,132)
Equity earnings from
     investment in
     Metorex                        -           3,540,665       3,540,665
Interest expense                (20,017)            3,161        (634,274)
Other income
     (expenses)              (2,175,300)       (4,576,650)    (73,393,662)
Non-controlling interest            -          (2,983,067)     (3,103,752)
Income taxes                  7,499,169            -            4,347,946
--------------------------------------------------------------------------
Net income (loss)          $(28,753,506)     $ (3,876,982)   $(26,283,537)
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Additions to capital
     assets                $ 12,377,822      $     71,856    $ 30,635,781
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Total assets at
     June 30, 2001         $53,142,782       $ 27,176,685    $225,155,286
--------------------------------------------------------------------------
--------------------------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

22.      SEGMENTED INFORMATION (CONTINUED)

         (a)      OPERATING SEGMENTS (CONTINUED)

                  (iii) Year ended June 30, 2000:


                                                             Exploration
                                              Fluorospar             and     Unallocated
                                               and other     development       corporate
                                  Copper        minerals      activities           items            Total
                                --------------- --------------- ---------------  -------------  --------------
      Mineral sales              $  7,648,947    $  3,259,305    $       --      $       --      $ 10,908,252
      --------------------------------------------------------------------------------------------------------
      Interest income                 207,286          15,495          32,918          85,320         341,019
      Amortization of
           capital assets             (85,813)       (290,161)        (56,824)        (71,627)       (504,425)
      Gain on investment
           in Metorex
           Limited                       --              --              --         4,031,132       4,031,132
      Interest expense                   --            (2,621)         (3,197)       (165,899)       (171,717)
      Other income
           (expenses)              (6,286,580)     (2,290,030)       (981,667)     (2,048,430)    (11,606,707)
      Non-controlling interest       (156,666)       (131,714)           --              --          (288,380)
      Income taxes                    (62,101)       (257,013)           --              --          (319,114)
      --------------------------------------------------------------------------------------------------------
      Net income                 $  1,265,073    $    303,261    $ (1,008,770)   $  1,830,496    $  2,390,060
      --------------------------------------------------------------------------------------------------------
      --------------------------------------------------------------------------------------------------------

      Additions to capital
           assets                $     67,286    $     28,672    $  4,649,686    $     29,011    $  4,774,655
      --------------------------------------------------------------------------------------------------------
      --------------------------------------------------------------------------------------------------------


         (b)      GEOGRAPHIC SEGMENTS

                  All of the Company's mineral sales revenues are derived from the African geographic segment.

                  Capital assets consist of property, plant and equipment, geothermal project and mineral property interests in the following locations:



                                2002             2001
                           -------------    -------------
         Greenland         $ 34,460,247      $ 25,994,352
         South Africa              --          46,460,816
         Zambia                    --          46,455,979
         Ghana                3,181,803         3,181,803
         Botswana               169,319           172,936
         Norway                 143,405         4,929,147
         Philippines            175,365           309,089
         Canada               3,080,349           359,570
         ------------------------------------------------
                           $ 41,210,488      $127,863,692
         ------------------------------------------------
         ------------------------------------------------


                  In addition, the Company had an investment in an associated company in Africa with a carrying value of $28,809,532 at June 30, 2002 ($Nil at June 30, 2001).

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

23.      FINANCIAL INSTRUMENTS

         (a)      RISK MANAGEMENT OBJECTIVES AND POLICIES

                  In the normal course of its operations, the Company is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Company may enter into derivative contracts for the purpose of hedging these risks. General corporate hedging unrelated to any specific project is not undertaken.

         (b)      CREDIT RISK

                  The Company's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company's management based on the current economic environment.

                  The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

         (c)      FOREIGN CURRENCY AND COMMODITY PRICE RISK

                  The Company enters into futures contracts in order to hedge its exposure to fluctuations in commodity prices and foreign exchange rates on specific transactions. The contracts are matched with anticipated future cash flows from mineral sales.

                  In the normal course of business, the Company enters into transactions for the sale of its commodities denominated in U.S. dollars. In addition, the Company has some U.S. dollar investments and liabilities. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

         (d)      INTEREST RATE AND LIQUIDITY RISK

                  Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

                  In the ordinary course of business, the Company receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to maximize returns while ensuring that capital is safeguarded to the maximum extent by only investing with high quality financial institutions.

                  Contractual arrangements for committed borrowing facilities are maintained with several banking counterparties to meet the Company's normal and contingency funding.

         (e)      FAIR VALUE OF FINANCIAL INSTRUMENTS

                  (i)      ON-BALANCE SHEET FINANCIAL INSTRUMENTS

                           The carry values of the Company's financial instruments, which include cash, accounts receivable, accounts payable and accrued liabilities, income taxes payable and long-term debt, approximate their respective fair values.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

23.      FINANCIAL INSTRUMENTS (CONTINUED)

         (e)      FAIR VALUE OF FINANCIAL INSTRUMENTS

                  (ii)     OFF-BALANCE SHEET FINANCIAL STATEMENTS

                           The following forward sale contract values are held by the Company's investee, Metorex, at year end and represent the aggregate settlement value at the forward rate for the tonnes delivered:



                                 2002             2001
                             ------------    ------------
         Copper (value)
              U.S             $2,338,000      $  857,000
         ------------------------------------------------
         Copper (tonnes)           1,400             500
         ------------------------------------------------
         ------------------------------------------------

         Gold (value)
              U.S             $     --        $2,256,000
         ------------------------------------------------
         Gold (kg's)                --               240
         ------------------------------------------------
         ------------------------------------------------


24.      SUBSEQUENT EVENTS

         As at September 24, 2002, the Company had received cash payments of $1,395,067 against the amount due from Metorex at June 30, 2002.

         On October 22, 2002, the Company announced that it had sold additional shares of Metorex for cash proceeds of approximately $12.6 million. As a result of this transaction, the Company's interest in Metorex was reduced from 41% to 21%.

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, differ in some respects from U.S. GAAP. The differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized below:

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         Consolidated Balance Sheets


                                                                                                2002                 2001
                                                                                          ---------------     ---------------
      Total assets under Canadian GAAP                                                     $  82,085,934       $ 225,155,286
      Excess of purchase price over fair value of net assets acquired (a)                           --             3,311,657
      Decrease in mineral property interests due to expensing
           of exploration costs (b)                                                          (22,009,348)        (11,975,980)
      Decrease in property, plant and equipment (c)                                                 --            (4,118,302)
      Effect of application of foreign exchange translation (d)
           Increase (decrease) in carrying value of
              Mineral property interests                                                       1,960,894          (1,167,111)
              Property, plant and equipment                                                      (50,152)           (173,384)
      Decrease in investment in Asia Pacific Resources classified
           as "available for sale" (e)                                                              --           (14,272,054)
      Increase in other current assets for unrealized gain on derivatives (f)                       --               343,099
      -----------------------------------------------------------------------------------------------------------------------
      Total assets under U.S. GAAP                                                         $  61,987,328       $ 197,103,211
      -----------------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------------

      Total liabilities under Canadian GAAP                                                $   8,311,845       $ 117,872,366
      Reduction of future tax liability related to expensing of exploration costs (b)         (3,156,681)         (3,257,366)
      Reduction of future income tax liability related to decrease
           in property, plant and equipment (c)                                                     --            (1,235,490)
      Effect of the unrealized gain on derivatives on carrying value of:  (f)
           Non-controlling interest                                                                 --               112,880
           Future income tax liability                                                              --               102,930
      -----------------------------------------------------------------------------------------------------------------------
      Total liabilities under U.S. GAAP                                                    $   5,155,164       $ 113,595,320
      -----------------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------------

      Total shareholders' equity under Canadian GAAP                                       $  73,774,089       $ 107,282,920
      Net effect on shareholders' equity of accounting for acquisition
           of subsidiaries (a)                                                                      --             3,311,657
      Cumulative adjustment to mineral property interests,
           net of future income taxes (b)                                                    (18,852,667)         (8,718,614)
      Effect of different treatment of the Metorex consolidation of interests on:  (c)
              Cumulative other comprehensive income                                           (1,236,750)         (1,236,750)
              Deficit                                                                          1,236,750          (1,646,061)
      Effect of application of foreign exchange translation on:  (d)
              Cumulative other comprehensive income                                            2,234,808          (1,194,218)
              Deficit                                                                           (324,066)           (146,277)
      Effect of the decline in value of investment in Asia Pacific Resources
           classified as "available for sale" (e)                                                   --           (14,272,054)
      Unrealized gain on derivatives, net of non-controlling interest and
           future income taxes (f)                                                                  --               127,289
      -----------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity under U.S. GAAP                                           $  56,832,164       $  83,507,892
      -----------------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         Consolidated Statements of Income


                                                                       2002               2001               2000
                                                               -----------------   -----------------   ----------------
      Net (loss) income under Canadian GAAP                      $ (40,750,689)      $ (26,283,537)      $   2,390,060
      Write-off and amortization of excess of purchase
           price over fair value of net assets acquired (a)         (3,311,657)        (10,849,060)           (413,957)
      Release of future income tax liability related to
           write-off of excess purchase price allocated to
           Mindex ASA (a)                                                 --             4,715,834                --
      Mining exploration expenditures expensed
           in current period (b)                                   (10,033,368)         (7,701,184)         (4,160,743)
      Future income tax recovery (expense) related to
           expensing of exploration costs (b)                         (100,685)          3,257,366                --
      Effect of different treatment of the Metorex
           consolidation of interests on:  (c)
              Loss (gain) on investment in Metorex Limited           2,882,811                --            (2,088,790)
              Amortization                                                --               632,470                --
              Provision for future income taxes                           --              (189,741)               --
      Effect of application of foreign exchange
           translation on: (d)
              Amortization                                                --                 4,283              (1,357)
              Provision for impairment of other mineral
                 property interests and Mindoro Nickel
                 Project                                              (177,789)            672,779                --
              Foreign exchange                                            --              (543,961)            280,736
      Write-down of investment in Asia Pacific
           Resources (e)                                            14,272,054         (14,272,054)               --
      Effect of unrealized gain on derivatives on: (f)
           Interest and other income                                  (343,099)            343,099                --
           Provision for future income taxes                           102,930            (102,930)               --
           Non-controlling interest                                    112,880            (112,880)               --
      -----------------------------------------------------------------------------------------------------------------
      Net loss under U.S. GAAP                                   $ (37,346,612)      $ (50,429,516)      $  (3,994,051)
      -----------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------

      Fair value of the re-priced warrants (k)                   $  (1,035,907)      $    (456,556)      $        --
      -----------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------

      Net loss for the period attributable to common
           shareholders under U.S. GAAP                          $ (38,382,519)      $ (50,886,072)      $  (3,994,051)
      -----------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------

      Net loss per share under U.S. GAAP                         $       (0.29)      $       (0.50)      $       (0.07)
      -----------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------

      Fully diluted net loss per share under U.S. GAAP           $       (0.29)      $       (0.50)      $       (0.07)
      -----------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------

      Weighted average number of shares
           outstanding under U.S. GAAP                             131,790,183         101,708,357          54,471,076
      -----------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         Consolidated Statements of Cash Flows



                                                   2002                2001               2000
                                              ---------------    ---------------    ----------------
      Cash flows from operating activities
           under Canadian GAAP                  $  7,049,425       $  3,901,361       $   (660,108)
      Reclassification of exploration
           expenditures (b)                      (11,183,482)        (7,701,184)        (4,160,743)
      ----------------------------------------------------------------------------------------------
      Cash flows from operating activities
           under U.S. GAAP                      $ (4,134,057)      $ (3,799,823)      $ (4,820,851)
      ----------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------

      Cash flows from financing activities
           under Canadian GAAP                  $  7,679,075       $ 52,972,455       $ 18,095,801
      Reclassification of
           bank indebtedness (j)                        --            1,361,120               --
      ----------------------------------------------------------------------------------------------
      Cash flows from financing activities
           under U.S. GAAP                      $  7,679,075       $ 54,333,575       $ 18,095,801
      ----------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------

      Cash flows from investing activities
           under Canadian GAAP                  $ 35,048,982       $(29,882,471)      $(11,165,522)
      Reclassification of exploration
           expenditures (b)                       11,183,482          7,701,184          4,160,743
      ----------------------------------------------------------------------------------------------
      Cash flows from investing activities
           under U.S. GAAP                      $ 46,232,464       $(22,181,287)      $ (7,004,779)
      ----------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------


         (a)      ACQUISITION OF SUBSIDIARIES

                  During the year ended June 30, 1999, the Company issued common shares to acquire 100% of the issued and outstanding shares of Mindex ASA and Botswana Diamondfields Inc (Note 17).

                  Under U.S. GAAP, the fair value of the share consideration paid in an acquisition is determined as of the date the terms are agreed to and announced based on an evaluation of the trading prices of the Company's shares and other relevant market conditions for a reasonable period of time before and after the announcement date. In accordance with Canadian GAAP at the time of these acquisitions, the fair value of the share consideration paid was determined as of the date that assets were received and consideration given unless control was effectively transferred at an earlier date. As a result, the consideration paid for the Mindex ASA and Botswana Diamondfields Inc. acquisitions increased by $10,021,146 and $4,553,528, respectively, under U.S. GAAP, these amounts being allocated to mineral property interests and excess of purchase price over fair value of assets acquired, respectively.

                  During the year ended June 30, 2001, the additional consideration allocated to Mindex ASA under U.S. GAAP was written off due to the decline in value of the Mindoro Nickel Project (Note 10). During the year ended June 30, 2002, the additional consideration allocated to Botswana Diamondfields Inc. was written off due to the impairment of its investment in Asia Pacific Resources (Note 8).

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

          (b)     DEFERRED EXPLORATION COSTS

                  Under U.S. GAAP, exploration costs related to mineral properties are expensed until there is substantial evidence that a commercial body of ore has been located and can be exploited by the Company.

                  In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled ENTERPRISES IN THE DEVELOPMENT STAGE
                  - ("AcG 11"). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP.

                  In March 2002, the Emerging Issues Committee issued Abstract 126, ACCOUNTING BY MINING Enterprises FOR EXPLORATION COSTS, which provided further guidance on AcG 11. Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. In accordance with this guidance, under Canadian GAAP the Company capitalizes all costs related to the acquisition and exploration of mineral properties until either commercial production is established or a property is abandoned.

         (c)      CARRYING VALUE OF THE INVESTMENT IN METOREX LIMITED

                  In 2000, under U.S. GAAP, the Company accounted for the consolidation of interests held by Metorex Limited as described in Note 6 (a) in accordance with the principles outlined in EITF 98-7, ACCOUNTING FOR EXCHANGES OF SIMILAR EQUITY METHOD INVESTMENTS, which resulted in no dilution gain being recognized on the transaction. Under Canadian GAAP, the transaction was measured at fair value as it represented a substantive change in ownership and the culmination of the earnings process, which resulted in the recognition of a dilution gain.

                  In 2001 when the Company began to consolidate its investment in Metorex, the purchase consideration under U.S. GAAP was lower than under Canadian GAAP. As a result, the excess purchase price allocated to property, plant and equipment was lower under U.S. GAAP than Canadian GAAP, with a related adjustment necessary to reduce amortization expense and future income tax liabilities. However, in 2002 when the Company recorded a loss on the investment in Metorex, the amount of the loss was lower under U.S. GAAP than Canadian GAAP. As a result, the carrying value of the Company's investment in Metorex at June 30, 2002 is the same under U.S. GAAP and Canadian GAAP and no further adjustment is required.

         (d)      FOREIGN EXCHANGE

                  Under U.S. GAAP, the Company is required to account for foreign exchange gains and losses arising from translation of its foreign subsidiaries' financial statements in accordance with the provisions of SFAS No. 52, FOREIGN CURRENCY TRANSLATION. Accordingly, all assets and liabilities on the foreign financial statements are translated using the current exchange rate with gains and losses resulting from the translation being recorded as a separate component of shareholders' equity. Under Canadian GAAP, Crew Norway AS and Nalunaq I/S are considered integrated subsidiaries and accordingly, the temporal method of foreign currency translation is used whereby non-monetary assets and liabilities are translated using the exchange rates prevailing on the respective dates of the transactions.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (e)      INVESTMENT IN ASIA PACIFIC RESOURCES

                  Under U.S. GAAP, the Company is required to account for its investment in Asia Pacific Resources in accordance with the provisions of SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. In accordance with this standard, this investment is classified as "available for sale" and is carried at its market value with the unrealized holding loss being included as a separate component of shareholders' equity unless there is an other-than-temporary decline in fair value as determined by reference to recent SEC guidance, in which case the investment is written down to fair value through the statement of income. This writedown was recorded under U.S. GAAP during the year ended June 30, 2001. Under Canadian GAAP, this investment is carried at cost less any provision for other than temporary decline in value as determined by reference to the criteria for determining impairment under Canadian GAAP. As at June 30, 2002 the carrying value of the Company's investment in Asia Pacific Resources is the same under Canadian and U.S. GAAP.

         (f)      FINANCIAL INSTRUMENTS

                  In accordance with SFAS 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which was subsequently amended by SFAS 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES, the Company recognizes the fair value of derivatives, which do not meet the definition of hedges under SFAS 133, on the balance sheet as assets or liabilities. The gain or loss that results from revaluing derivatives, which do not meet the definition of hedges under SFAS 133, each period is credited or charged to the statement of income. Under Canadian GAAP, the Company's derivatives have been designated as hedges on future copper and gold revenues, therefore no financial statement recognition is required. The fair value of the derivatives held by the Company's investee, Metorex Limited, is disclosed in Note 23 (e).

         (g)      COMPREHENSIVE INCOME

                  SFAS No. 130, REPORTING COMPREHENSIVE INCOME, established standards for the reporting and display of comprehensive income and its components. The impact of SFAS No. 130 on the Company's financial statements is as follows:

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (g)      COMPREHENSIVE INCOME (CONTINUED)



                                                      2002               2001               2000
                                                --------------     --------------     --------------
      Net loss under U.S. GAAP                   $(38,382,519)      $(50,886,072)      $ (3,994,051)
      Other comprehensive income
           Effect of application of foreign
              exchange translation                  7,430,288         (5,632,104)          (728,950)
           Adjustment of unrealized loss
              on "available for sale"
              investments                                --           11,456,235        (11,456,235)
      ----------------------------------------------------------------------------------------------
      Comprehensive net loss under
           U.S. GAAP                             $(30,952,231)      $(45,061,941)      $(16,179,236)
      ----------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------

      Comprehensive loss per share
           under U.S. GAAP                       $      (0.23)      $      (0.44)      $      (0.30)
      ----------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------


         (h)      INVESTMENTS IN NALUNAQ I/S AND METOREX LIMITED

                  U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated investees subject to joint control are proportionately consolidated. However, under rules promulgated by the United States Securities and Exchange Commission ("SEC"), the Company may, subject to the provision of additional information, continue to use the proportionate consolidation method for purposes of U.S. GAAP disclosures in its financial statements. Prior to the acquisition of control of Nalunaq in June 2001, the Company recorded its investment in Nalunaq using the proportionate consolidation method. Additional information concerning the Company's investment in Nalunaq I/S is presented in Note 5.

         (i)      STOCK-BASED COMPENSATION

                  The Company has adopted, for U.S. GAAP purposes, the accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Accordingly, since stock options are granted at the quoted market value of the Company's common shares at the date of the grant, there is no compensation cost to be recognized by the Company.

                  SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25. The Company has adopted the disclosure-only provisions of SFAS No. 123.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (i)      STOCK-BASED COMPENSATION (CONTINUED)

                  The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees in the years ended June 30,



                                            2002              2001               2000
                                      --------------     --------------     --------------
      Net loss for the year under
           U.S. GAAP                   $(38,382,519)      $(50,886,072)      $ (3,994,051)
      Additional stock based
           compensation cost               (678,675)          (941,362)        (1,971,938)
      -------------------------------------------------------------------------------------
      Pro forma net loss               $(39,061,194)      $(51,827,434)      $ (5,965,989)
      -------------------------------------------------------------------------------------
      Pro forma basic and diluted
           loss per share              $      (0.30)      $      (0.51)      $      (0.11)
      -------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------


                  Using the fair value method for stock based compensation, additional costs of approximately $678,675 (2001 - $941,362; 2000 - $1,971,938) would have been recorded for the year ended June 30, 2002. These amounts were determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 63% and an annual risk free interest rate of 4.4%.

         (j)      STATEMENT OF CASH FLOWS

                  Under U.S. GAAP, the change in bank indebtedness would be classified as a financing activity rather than as a component of the cash position at the beginning and end of the period. The effect of this difference would be to increase cash from financing activities and net cash inflow by $Nil for the year ended June 30, 2002 (2001 - $1,361,120; 2000 - $Nil).

         (k)      WARRANTS

                  Under U.S. GAAP, the share purchase warrants described in Note 15 (d) which were re-priced to $1.00 per share and had their term extended to March 17, 2001, are treated as an issue of new warrants and recorded as a distribution to shareholders in the amount of $456,556, based on the fair value of the revised warrants on date of re-pricing. The re-pricing of the share purchase warrants described in Note 15 (f) was recorded as a distribution to shareholders in the amount of $1,035,907, based on the incremental fair value granted to warrant holders on the date of re-pricing. Under Canadian GAAP there is no specific requirement to record the effect of these re-pricings.

CREW DEVELOPMENT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

25. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (l)      RECENTLY ISSUED ACCOUNTING STANDARDS

                  In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires that business combinations be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of assets acquired, including goodwill and intangibles, and liabilities assumed in a business combination. SFAS No. 142 requires goodwill to be allocated to, and assessed as part of, a reporting unit. Further, SFAS No. 142 specifies that goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. The impairment test is a two-step process. First, the fair value of a reporting unit is compared to its carrying value to identify possible impairment and then, if necessary, the impairment is measured through a deemed purchase price allocation. Under this standard, the Company will also be required to review the useful lives of acquired goodwill and intangible assets at least annually.

                  The Company is required to adopt SFAS No. 141 and 142 on a prospective basis as of July 1, 2002; however, certain provisions of these standards also apply to acquisitions concluded subsequent to June 30, 2001. The Company does not expect that the adoption of these pronouncements will have a material impact on its financial position and results of operations because the Company does not have any goodwill on its balance sheet at June 30, 2002.

                  In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144 ("SFAS 144"), ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. SFAS 144 supersedes Statement of Financial Accounting Standard No. 121 ("SFAS 121"), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, and the accounting and reporting provisions of APB Opinion No. 30 for the disposal of a business segment. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The Statement also broadens the presentation of discontinued operations to include disposals of a component of an entity and provides additional implementation guidance with respect to the classification of assets as held-for-sale and the calculation of an impairment loss. The Company is required to adopt SFAS 144 as of July 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Company's financial statements.

                  In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 ("SFAS 146"), ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. As SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

                                    AGREEMENT

THIS AGREEMENT dated for reference the 1st day of July, 2001.

BETWEEN:

                           CREW DEVELOPMENT CORPORATION with a registered office at Suite 400 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6

                           (hereinafter called the "Company")

                                                              OF THE FIRST PART

AND:

                           WESTERN INVESTMENT CONSULTANTS LTD., with a registered office at 10th Floor - 595 Howe Street, Vancouver, British Columbia, V6C 2T5

                           (hereinafter called "Western"")

                                                             OF THE SECOND PART

AND:

                           JOHN M. DARCH, a business person who resides at 5315 Seaside Place, West Vancouver, British Columbia, V7W 3E2

                           (hereinafter called "Darch")

                                                              OF THE THIRD PART

WHEREAS the Company is continued under the laws of the Yukon Territory and carries on business as a mineral exploration and development company;

AND WHEREAS the Company desires to engage Western to carry out and provide management and consulting services, and to provide Darch to carry out such services (the "Work"), on the terms and subject to the conditions herein set forth;

AND WHEREAS the parties wish to formally record the terms of the engagement of Western and its remuneration and other benefits, and the responsibilities of Darch;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1.    EMPLOYMENT

1.1 The Company agrees to retain and to continue to retain Western to perform the Work, and Darch agrees to serve the Company (and its associates or affiliates if so requested by the Company) in the capacity of Chief Executive Officer and Chairman during the term of this Agreement.

1.2 This Agreement shall commence on July 1, 2001, and continue until terminated as hereinafter provided in Article 4 hereof.

1.3 Darch shall report to and be directly responsible to the Board of Directors of the Company. Darch shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to him by the Board of Directors and which are reasonably consistent with the employment and status of Darch as Chief Executive Officer and Chairman of the Company, and shall make such reports to the Board of Directors as may be necessary to fully and properly inform the Board of Directors of the matters of business of the Company as well as such additional reports as the Board of Directors may from time to time reasonably request.

1.4 Darch agrees to serve as a Director of the Company if so requested by the Board of Directors. Darch further agrees to serve as a Director and/or an officer of associated or affiliated companies if so requested by the Directors as long as this Agreement remains in force.

2.    COMPENSATION

2.1 The Company agrees to pay Western and Western agrees to accept as remuneration for Darch's services hereunder annual compensation in the amount of $375,000 for the period July 1, 2001 to and including June 30, 2002, and $425,000 for the period July 1, 2002 to and including June 30, 2003, payable by equal monthly instalments, exclusive of any other benefits referred to herein. The parties agree that the Company will review the compensation payable for the period July 1, 2003 to and including June 30, 2004, and will make any adjustments it determines are reasonable in the sole opinion of the Directors, who may take into account (but are not limited to) Darch's performance and the financial and operating success of the Company in the preceding twelve (12) months. Such review shall take place by September 30, 2003. In no case will the annual compensation be reduced unless by mutual agreement, such agreement to be in writing. For greater certainty, annual compensation as referred to herein shall not include any other payments such as bonuses, share options, benefits, etc.

2.2 Darch shall be entitled to participate in all employee benefit programs maintained by the Company, including, without limiting the generality of the foregoing, any pension plan, group and disability insurance plan, and medical and dental plans, in accordance with and on the same terms and conditions as are provided to other senior officers of the Company. Darch agrees that the Company may in its discretion substitute, reduce, modify or if necessary, eliminate such benefits at any time, and all such benefits shall be governed by the terms of the applicable policies in force.

2.3 In the event that Darch should at any time be prevented by illness or accident from performing all of his duties and provided that he furnishes satisfactory evidence of such incapacity and the cause thereof, Darch shall receive such benefits as may be available under the Company's long term disability program, if any; and for a period of up to 36 months the Company will pay to Western monthly, the difference between the amount of disability benefits received by Western and the compensation payable by the Company pursuant to this Agreement. It is understood and acknowledged that the benefits under any long term disability program are governed by the terms of the policy of insurance in force, and the Company assumes no liability to provide such benefits. If Darch shall be incapacitated for a period longer than 36 months, the Company reserves the right to terminate this Agreement, and Western shall have no further claim for compensation from the Company whatsoever.

2.4 Darch shall be entitled to participate in any incentive programs, including, without limiting the generality of the foregoing, share option plans, share purchase plans, share bonus plans or financial assistance plans, in accordance with and on terms and conditions determined by the Directors in their sole discretion. Darch acknowledges that his participation in these plans or programs will be to such extent and in such amounts as the Directors in their sole discretion may decide from time to time.

         (a) Any amounts which Darch may be entitled to under any such plan or program shall not, for the purposes of this Agreement, be treated as compensation under paragraph 2.01 hereof.

         (b) Darch agrees that the Company may substitute, reduce, modify, or if necessary, eliminate such plans or programs at any time. All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of the Company.

2.5 If deemed necessary by the Company for Darch to carry out his duties, the Company shall provide Darch with the use of a suitable motor vehicle, and the parties will endeavour to do this in the most tax-effective manner.

2.6 The Company shall pay on behalf of Darch such club fees and dues as Darch may incur in furthering the business of the Company as the Directors of the Company may decide from time to time; provided further that the Company shall not be obliged to reimburse or otherwise make allowance to Darch in respect of any amount brought into Darch's income for income tax purposes by virtue of the provision to and use by Darch of such club fees and dues.

2.7 Darch shall be entitled to seven weeks vacation, without reduction in compensation to Western, each twelve months, at such time or times as shall be convenient to Darch and the Company.

2.8 Western shall be reimbursed by the Company for all out of pocket expenses actually, necessarily and properly incurred by Darch in the discharge of his duties for the Company. Western agrees that such reimbursements shall be due only after Darch has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may reasonably be required and requested by the Company.

2.9 The Company will purchase and maintain in effect as long as this Agreement is in effect, for the benefit of Western, insurance on the life of Darch in an amount of $1,000,000 to be paid to Western in the event of Darch's death. Such insurance will be purchased in the most cost effective manner.

3.    DUTIES OF DARCH

3.1 Darch will diligently and faithfully devote his best efforts to advance the Company's interest throughout the term of this Agreement. Darch agrees that, provided he is elected a Director, he will serve as a Director or as a member of any committee of the Board of Directors of the Company or any associated or affiliated Company to which he may be appointed.

3.2 Darch will not, at any time or in any manner during the continuance of his employment hereunder, or at any time within one year after the termination of this Agreement, divulge any of the confidential affairs or secrets of the Company to any person or persons, without the previous consent in writing of the Directors, and will not use or attempt to use any information which he may acquire in the course of his duties for his own benefit, directly or indirectly.

3.3 The Company acknowledges that Darch shall be entitled to pursue other business activities as long as such activities do not prevent him from carrying out his responsibilities hereunder to the Company. In the event that a conflict of interest does arise, Darch shall immediately disclose the same to the Company and the Company's Board of Directors, and shall abstain from participating in all matters dealing with the same.

4.    TERMINATION

4.1 Darch may terminate this Agreement and his employment by giving the Company at least 90 days' written notice.

4.2 The Company may terminate this Agreement and the engagement of Darch without cause at any time after June 30, 2003 by giving Western written notice, in which event the Company shall be obligated to provide Western with a severance payment in lieu of notice. Subject to the provisions of paragraph 4.02(iii), such severance payment shall be payable on the fifth day following date of termination and shall consist of the following amounts:

         (a) Western's full compensation through to the date of termination at the rate in effect at the time Notice of Termination was given, plus an amount equal to the amount, if any, of any awards previously made to Western which have not been paid.

         (b) In lieu of further compensation for periods subsequent to the date of termination, an amount which shall be equal to the compensation which would otherwise have been payable to Western for the 36 month period following the date of termination.

         (c) Darch shall be entitled to exercise any stock options outstanding as at the date of termination for a period of six months from and including the date of termination.

Termination of the Agreement in accordance with this Section shall relieve the Company from any and all obligation, liability or claim by Western, exclusive of monies owing to Western up to the date of termination.

4.3 The Company may at any time terminate this Agreement for cause that would in law permit the Company to, without notice, terminate Darch as an employee, in which event Western shall not be entitled to a severance payment in lieu of notice.

4.4 Any termination by the Company pursuant to paragraphs 4.02 and 4.03 shall be communicated by written Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination. For purposes of this Agreement, no such purported termination shall be effective without such notice.

4.5 Upon termination of this Agreement pursuant to paragraph 4.02, Darch shall continue to be entitled to participate, at the expense of the Company, in any of the Company's health and medical plans for management personnel, until the earlier of Darch obtaining alternate coverage under the terms of any new employment or 36 months after the termination date. If such participation is not permitted under any such plan, the Company shall pay to Western, in addition to all other amounts payable hereunder, a sum sufficient to enable Western to obtain individual health and medical insurance coverage equivalent to that at the time afforded under such plans.

4.6 On the termination for any reason, Darch agrees to deliver up to the Company all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in his possession or under his control.

4.7 Western shall not be required to mitigate the amount of any payments provided for under any paragraph of this Section by requiring Darch to seek other employment or otherwise nor shall the amount of any payment provided for in this Section be reduced by any compensation earned by Western or Darch as the result of employment by another company after the date of termination or otherwise.

5.    SUCCESSORS OR ASSIGNS

5.1 The rights and obligations of the Company under this Agreement shall enure to the benefit of and be binding upon the successors or assigns of the Company. The Company will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, provided that, if Western agrees, an express agreement may not be required if such results by operation of law. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Western to compensation from the Company in the same amount and on the same terms as Western would be entitled hereunder pursuant to paragraph 4.02 as if such succession had not occurred except that, for purposes of implementing the foregoing, the date of which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as herein before defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this paragraph 5.01 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

6.    MISCELLANEOUS

6.1 This Agreement and the engagement of Darch shall be governed, interpreted, construed and enforced according to the laws of the province of British Columbia and the laws of Canada applicable therein.

6.2 This Agreement shall inure to the benefit of and be enforceable by Western's legal representatives and successors.

6.3 References herein to "associates" or "affiliates" shall mean associates and affiliates as defined in the Company Act (British Columbia).

6.4 This Agreement represents the entire agreement between Western, Darch and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

6.5 Any notice, acceptance or other document required or permitted hereunder shall be considered and deemed to have been duly given if delivered by hand or mailed by postage (Special Delivery) prepaid or by telecopier and addressed as follows:

          TO WESTERN AND DARCH:        Western Investment Consultants Ltd.
                                       and John M. Darch 5315 Seaside Place
                                       West Vancouver, B.C.
                                       V7W 3E2
                                       Telecopier:  604-925-3352

          TO THE COMPANY:              Crew Development Corporation
                                       Suite 400 - 837 West Hastings Street
                                       Vancouver, British Columbia
                                       V6C 3N6
                                       Telecopier: 604-682-0566

or to such other address as any party may specify in writing to the other and shall be deemed to have been received, if delivered, on the date of delivery and if mailed as aforesaid, then on the second business day following the date of mailing thereof provided that if there shall be, at the time of mailing or within two business days thereof, a strike, slowdown or other labour dispute which might affect delivery of notice by the mails then the notice shall only be effective if actually delivered or on the date of transmission if made prior to 4:00 p.m. (Vancouver time), or otherwise on the business day following the date of transmission, as the case may be.

6.6 The waiver by Western, Darch or by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by the Company or by Western or by Darch.

6.7   Time shall be of the essence of this Agreement.

6.8 All references herein to dollar amounts shall be deemed to refer to Canadian funds.

7.    AGREEMENT VOLUNTARY AND EQUITABLE

7.1 The Company and Western and Darch further acknowledge and declare that they each have carefully considered and understand the terms of employment contained in this Agreement, including, but without limiting the generality of the foregoing, Western's rights upon termination and the restrictions on Darch after termination, and acknowledge and agree that the said terms and rights and restrictions upon termination are mutually fair and equitable, and that they executed this Agreement voluntarily and of their own free will.

8.    BOARD APPROVAL

8.1 This Agreement shall be subject to the approval of the Compensation Committee as appointed by the Company's Board of Directors.

IN WITNESS WHEREOF the Company and Western have executed this Agreement in the presence of its duly authorized officers on that behalf and Darch has hereunto set his hand and seal as of the day and year first above written.

CREW DEVELOPMENT CORPORATION

Per:     /s/ Cameron Belsher
         --------------------------------------------
         Authorized Signatory



WESTERN INVESTMENT CONSULTANTS INC.

Per:     /s/ John Darch
         --------------------------------------------
         Authorized Signatory

SIGNED, SEALED and DELIVERED by JOHN DARCH in the    )
presence of:                                         )
                                                     )
                                                     )
-----------------------------------------------------)
Name                                                 )  /s/ John Darch
                                                     )  -----------------------
-----------------------------------------------------)  JOHN DARCH
Address                                              )
                                                     )
-----------------------------------------------------)
                                                     )
-----------------------------------------------------
Occupation                                           )

                              EMPLOYMENT AGREEMENT


THIS AGREEMENT dated for reference the 1st day of July, 2001.

BETWEEN:

                           CREW DEVELOPMENT CORPORATION with a registered officed located at Suite 400 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6

                           (hereinafter called the "Company")

                                                               OF THE FIRST PART

AND:

                           PETER D. BARNES a business person residing at 131 East Kensington Road, North Vancouver, British Columbia, V7N 1P2

                           (hereinafter called "Barnes")

                                                              OF THE SECOND PART

WHEREAS the Company is continued under the laws of the Yukon Territory and carries on business as a mineral exploration and development company;

AND WHEREAS the Company desires to engage Barnes to carry out and provide management and employment services (the "Work"), on the terms and subject to the conditions herein set forth;

AND WHEREAS the parties wish to formally record the terms of the employment of Barnes, and the remuneration and other benefits, and the responsibilities of Barnes;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1.    EMPLOYMENT

1.1 The Company agrees to retain and to continue to retain Barnes to perform the Work, and Barnes agrees to serve the Company (and its associates or affiliates if so requested by the Company) in the capacity of President and Chief Financial Officer during the term of this Agreement.

1.2 This Agreement shall commence on July 1, 2001, and continue until terminated as hereinafter provided in Article 4 hereof.

1.3 Barnes shall report to and be directly responsible to the Chairman and Chief Executive Officer of the Company (the "CEO"). Barnes shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to him by the CEO and which are reasonably consistent with the employment and status of Barnes as President and Chief Financial Officer of the Company, and shall make such reports to the CEO as may be necessary to fully and properly inform the CEO of the matters of business of the Company as well as such additional reports as the CEO may from time to time reasonably request.

1.4 Barnes agrees to serve as a Director of the Company if so requested by the Board of Directors. Barnes further agrees to serve as a Director and/or an officer of associated or affiliated companies if so requested by the Directors as long as this Agreement remains in force.

2.    COMPENSATION

2.1 The Company agrees to pay Barnes and Barnes agrees to accept as remuneration for his services hereunder annual compensation in the amount of $250,000 payable by equal monthly instalments, exclusive of any other benefits referred to herein. The parties agree that the Company will review the said compensation on an annual basis and will make any adjustments it determines are reasonable in the sole opinion of the Directors, who may take into account (but are not limited to) Barnes' performance and the financial and operating success of the Company in the preceding twelve (12) months. Such review shall take place annually by September 30th in each calendar year, beginning on or before September 30th following the first anniversary of this Agreement. In no case will the annual compensation be reduced unless by mutual agreement, such agreement to be in writing. For greater certainty, annual compensation as referred to herein shall not include any other payments such as bonuses, share options, benefits, etc.

2.2 Barnes shall be entitled to participate in all employee benefit programs maintained by the Company, including, without limiting the generality of the foregoing, any pension plan, group and disability insurance plan, and medical and dental plans, in accordance with and on the same terms and conditions as are provided to other senior officers of the Company. Barnes agrees that the Company may in its discretion substitute, reduce, modify or if necessary, eliminate such benefits at any time, and all such benefits shall be governed by the terms of the applicable policies in force.

2.3 In the event that Barnes should at any time be prevented by illness or accident from performing all of his duties and provided that he furnishes satisfactory evidence of such incapacity and the cause thereof, Barnes shall receive such benefits as may be available under the Company's long term disability program, if any; and for a period of up to 24 months the Company will pay to Barnes monthly, the difference between the amount of disability benefits received by Barnes and the compensation payable by the Company pursuant to this Agreement. It is understood and acknowledged that the benefits under any long term disability program are governed by the terms of the policy of insurance in force, and the Company assumes no liability to provide such benefits. If Barnes shall be incapacitated for a period longer than 24 months, the Company reserves the right to terminate this Agreement, and Barnes shall have no further claim for compensation from the Company whatsoever.

2.4 Barnes shall be entitled to participate in any incentive programs, including, without limiting the generality of the foregoing, share option plans, share purchase plans, share bonus plans or financial assistance plans, in accordance with and on terms and conditions determined by the Directors in their sole discretion. Barnes acknowledges that his participation in these plans or programs will be to such extent and in such amounts as the Directors in their sole discretion may decide from time to time.

         (a) Any amounts which Barnes may be entitled to under any such plan or program shall not, for the purposes of this Agreement, be treated as compensation under paragraph 2.01 hereof.

         (b) Barnes agrees that the Company may substitute, reduce, modify, or if necessary, eliminate such plans or programs at any time. All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of the Company.

2.5 If deemed necessary by the Company for Barnes to carry out his duties, the Company shall provide Barnes with the use of a suitable motor vehicle, and the parties will endeavour to do this in the most tax-effective manner.

2.6 The Company shall pay on behalf of Barnes such club fees and dues as Barnes may incur in furthering the business of the Company as the CEO may decide from time to time; provided further that the Company shall not be obliged to reimburse or otherwise make allowance to Barnes in respect of any amount brought into Barnes' income for income tax purposes by virtue of the provision to and use by Barnes of such club fees and dues.

2.7 Barnes shall be entitled to five weeks vacation, without reduction in compensation to Barnes, each twelve months, at such time or times as shall be convenient to Barnes and the Company.

2.8 Barnes shall be reimbursed by the Company for all out of pocket expenses actually, necessarily and properly incurred by Barnes in the discharge of his duties for the Company. Barnes agrees that such reimbursements shall be due only after Barnes has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may reasonably be required and requested by the Company.

2.9 The Company will purchase and maintain in effect as long as this Agreement is in effect, for the benefit of Barnes, insurance on the life of Barnes in an amount of $1,000,000 to be paid to Barnes in the event of Barnes' death. Such insurance will be purchased in the most cost effective manner.

3.    DUTIES OF BARNES

3.1 Barnes will diligently and faithfully devote his best efforts to advance the Company's interest throughout the term of this Agreement. Barnes agrees that, provided he is elected a Director, he will serve as a Director or as a member of any committee of the Board of Directors of the Company or any associated or affiliated Company to which he may be appointed.

3.2 Barnes will not, at any time or in any manner during the continuance of his employment hereunder, or at any time within one year after the termination of this Agreement, divulge any of the confidential affairs or secrets of the Company to any person or persons, without the previous consent in writing of the Directors, and will not use or attempt to use any information which he may acquire in the course of his duties for his own benefit, directly or indirectly.

3.3 The Company acknowledges that Barnes shall be entitled to pursue other business activities as long as such activities do not prevent him from carrying out his responsibilities hereunder to the Company. In the event that a conflict of interest does arise, Barnes shall immediately disclose the same to the Company and the Company's Board of Directors, and shall abstain from participating in all matters dealing with the same.

4.    TERMINATION

4.1 Barnes may terminate this Agreement and his employment by giving the Company at least 90 days' written notice.

4.2 The Company may terminate this Agreement and the employment of Barnes without cause at any time after June 30, 2003 by giving Barnes written notice, in which event the Company shall be obligated to provide Barnes with a severance payment in lieu of notice. Subject to the provisions of paragraph 4.02(iii), such severance payment shall be payable on the fifth day following date of termination and shall consist of the following amounts:

         (a) Barnes' full compensation through to the date of termination at the rate in effect at the time Notice of Termination was given, plus an amount equal to the amount, if any, of any awards previously made to Barnes which have not been paid.

         (b) In lieu of further compensation for periods subsequent to the date of termination, an amount which shall be equal to the compensation which would otherwise have been payable to Barnes for the 24 month period following the date of termination.

         (c) Barnes shall be entitled to exercise any stock options outstanding as at the date of termination for a period of six months from and including the date of termination.

Termination of the Agreement in accordance with this Section shall relieve the Company from any and all obligation, liability or claim by Barnes, exclusive of monies owing to Barnes up to the date of termination.

4.3 The Company may at any time terminate this Agreement for cause that would in law permit the Company to, without notice, terminate Barnes as an employee, in which event Barnes shall not be entitled to a severance payment in lieu of notice.

4.4 Any termination by the Company pursuant to paragraphs 4.02 and 4.03 shall be communicated by written Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination. For purposes of this Agreement, no such purported termination shall be effective without such notice.

4.5 Upon termination of this Agreement pursuant to paragraph 4.02, Barnes shall continue to be entitled to participate, at the expense of the Company, in any of the Company's health and medical plans for management personnel, until the earlier of Barnes obtaining alternate coverage under the terms of any new employment or 24 months after the termination date. If such participation is not permitted under any such plan, the Company shall pay to Barnes, in addition to all other amounts payable hereunder, a sum sufficient to enable Barnes to obtain individual health and medical insurance coverage equivalent to that at the time afforded under such plans.

4.6 On the termination for any reason, Barnes agrees to deliver up to the Company all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in his possession or under his control.

4.7 Barnes shall not be required to mitigate the amount of any payments provided for under any paragraph of this Section by requiring Barnes to seek other employment or otherwise nor shall the amount of any payment provided for in this Section be reduced by any compensation earned by Barnes as the result of employment by another company after the date of termination or otherwise.

5.    SUCCESSORS OR ASSIGNS

5.1 The rights and obligations of the Company under this Agreement shall enure to the benefit of and be binding upon the successors or assigns of the Company.

      The Company will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, provided that, if Barnes agrees, an express agreement may not be required if such results by operation of law. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Barnes to compensation from the Company in the same amount and on the same terms as Barnes would be entitled hereunder pursuant to paragraph 4.02 as if such succession had not occurred except that, for purposes of implementing the foregoing, the date of which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as herein before defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this paragraph 5.01 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

6.    MISCELLANEOUS

6.1 This Agreement and the employment of Barnes shall be governed, interpreted, construed and enforced according to the laws of the province of British Columbia and the laws of Canada applicable therein.

6.2 This Agreement shall inure to the benefit of and be enforceable by Barnes' legal representatives and successors.

6.3 References herein to "associates" or "affiliates" shall mean associates and affiliates as defined in the Company Act (British Columbia).

6.4 This Agreement represents the entire agreement between Barnes and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

6.5 Any notice, acceptance or other document required or permitted hereunder shall be considered and deemed to have been duly given if delivered by hand or mailed by postage (Special Delivery) prepaid or by telecopier and addressed as follows:

            TO BARNES:                 Peter D. Barnes
                                       131 East Kensington Road
                                       North Vancouver, British Columbia
                                       V7N 1P2
                                       Telecopier:  604-986-4484

            TO THE COMPANY:            Crew Development Corporation
                                       Suite 400 - 837 West Hastings Street
                                       Vancouver, British Columbia
                                       V6C 3N6
                                       Telecopier:  604-682-0566


or to such other address as any party may specify in writing to the other and shall be deemed to have been received, if delivered, on the date of delivery and if mailed as aforesaid, then on the second business day following the date of mailing thereof provided that if there shall be, at the time of mailing or within two business days thereof, a strike, slowdown or other labour dispute which might affect delivery of notice by the mails then the notice shall only be effective if actually delivered or on the date of transmission if made prior to 4:00 p.m. (Vancouver time), or otherwise on the business day following the date of transmission, as the case may be.

6.6 The waiver by Barnes or by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by the Company or by Barnes.

6.7   Time shall be of the essence of this Agreement.

6.8 All references herein to dollar amounts shall be deemed to refer to Canadian funds.

7.    AGREEMENT VOLUNTARY AND EQUITABLE

7.1 The Company and Barnes further acknowledge and declare that they each have carefully considered and understand the terms of employment contained in this Agreement, including, but without limiting the generality of the foregoing, Barnes' rights upon termination and the restrictions on Barnes after termination, and acknowledge and agree that the said terms and rights and restrictions upon termination are mutually fair and equitable, and that they executed this Agreement voluntarily and of their own free will.

8.    BOARD APPROVAL

8.1 This Agreement shall be subject to the approval of the Compensation Committee as appointed by the Company's Board of Directors.

IN WITNESS WHEREOF the Company has executed this Agreement in the presence of its duly authorized officers on that behalf and Barnes has hereunto set his hand and seal as of the day and year first above written.

CREW DEVELOPMENT CORPORATION

Per:     /s/ Cameron Belsher
         ------------------------------------------
         Authorized Signatory

SIGNED, SEALED and DELIVERED by PETER BARNES in the )
presence of:                                        )
                                                    )
                                                    )
                                                    )
Name                                                ) /s/ Peter Barnes
                                                    ) -------------------------
Address                                             ) PETER BARNES
                                                    )
---------------------------------------------------
                                                    )
                                                    )
---------------------------------------------------
Occupation                                          )

            TERMS OF AGREEMENT BETWEEN CREW DEVELOPMENT CORPORATION,
                              WIC AND JOHN M. DARCH

1. The engagement agreement (the "Engagement Agreement") between Western Investments Consultants Ltd. ("WIC"), represented by John M. Darch ("Darch") and Crew Development Corporation ("Crew") dated July 1, 2001 is terminated effective February 28, 2002.

2. Crew will pay WIC $400,000 plus G.S.T. $200,000 shall be paid in full to WIC on March 1, 2002. The balance of $200,000 will be paid into WIC's lawyer's trust account on March 1, 2002 and held in trust (the "Trust Monies") for the purchase of securities of Crew in the next financing of Crew on the same terms and conditions as other subscribers. If Crew has not completed such a financing by September 1, 2002, on September 30, 2002, WIC will subscribe for shares in the capital of Crew utlizing all of the Trust Monies and Crew will issue shares to WIC for an issue price equal to the weighted average trading price for the Crew shares for the 20 trading days prior to September 1, 2002. In all cases shares acquired by WIC utilizing the Trust Monies must be held by WIC until March l, 2003.

3. All Crew stock options presently held by Darch/WIC will expire on March 1, 2003 if not exercised. This date will be extended to March 1, 2004 if permitted by the relevant regulatory authorities.

4. Darch will provide irrevocable, undated resignations as a director and officer of Crew, all subsidiaries of Crew and all other entities, other than North Pacific GeoPower Corp. ("NPGP"), in which Crew has an interest, such resignations to be utilized by the Board of Directors of Crew when it sees fit. Similarly, Darch will provide or cause to be provided irrevocable undated resignations as directors and officers of the same entities executed and delivered by Messrs. Barnes, Williamson, and Fallis, in case to be utilized by the board of directors of Crew when it sees fit.

5. For the period to March 1, 2004, Crew will provide to Darch and his spouse the same medical and dental benefits as are presently provided to him under his existing engagement arrangements, such benefits to be terminated upon Darch, directly or through WIC, obtaining a full time engagement or employment with any entity other than NPGP.

6. NPGP and WIC will enter into a consulting agreement (the "NPGP Contract") which will provide for the payment of $100,000 per year plus G.S.T. for a two year period payable monthly, less applicable statutory withholdings.

7. Crew shall transfer to WIC share of NPGP in an aggregate amount equal to $200,000 at a deemed transfer price of $0.25 per share (800,000 shares) plus G.S.T. in the amount of $14,000. WIC shall not transfer such shares prior to March 1, 2003.

8. Crew agrees to use its best efforts, ref. Point 6, to cause NPGP to enter into the NPGP Contract and, for so long as Crew controls NPGP, to use its best efforts to cause it fulfil its obligations under the NPGP Contract. Provided that Crew remains in a control position, Crew will use its efforts to cause Darch to continue as a director and the chairman of NPGP during the term of the NPGP Contract.

9. Under the NPGP Contract, NPGP will provide an office for use by Darch on terms reasonably satisfactory to him. The NPGP Contract shall provide that Darch/WIC will be entitled to stock options in NPGP when issued, on the same terms as other directors.

10. This agreement will be a full and final settlement of the claims, allegations, and obligations of the parties to March 1, 2002. Accordingly, mutual releases of all claims or possible claims of any kind whatsoever arising out of anything occurring up to that date, whether known or unknown, except for any claims arising from fraud or criminal conduct, shall be exchanged between the parties in a form reasonably satisfactory to counsel.

11. Crew will pay up to $4,000 of the legal fees of Darch/WTC for advice concerning this agreement and its implementation.

12. This agreement shall be kept confidential except as required by law and any press release required to be issued shall be mutually agreed, such agreement not to be unreasonably withheld.

13. Any disputes between the parties arising out of or in connection with this agreement, including the scope of the mutual releases and any claims arising out of events prior to the effective date of this agreement shall be referred to arbitration in accordance with the provisions of the COMMERCIAL ARBITRATION ACT.

14. Darch understands that he is not an employee or director or officer of Crew and that he no longer has any rights under the Engagement Agreement and that WIC is no longer engaged by the Company and no longer has any rights under the Engagement Agreement.

15. Darch and WIC acknowledge and agree that during Darch's engagement with Crew, he was engaged in an executive and confidential capacity and owed fiduciary duties to Crew and as such his confidential duties to the company extend beyond the termination of his engagement with the company. Darch and WIC agree to keep confidential and not disclose to anyone outside Crew, the confidential affairs or secrets of Crew including without limitation, clients or suppliers, all information obtained through his service as a director and/or officer, the company's methods of operation, management systems, policies or similar information involving the company or its affiliates. Further, and of utmost importance to the company, because the company considers the terms of an employee's separation to be a confidential matter, neither Darch nor WIC will, without the prior written consent of Crew, disclose the terms of this agreement to anyone. These duties of confidentiality are subject to the following exceptions: Darch may make such disclosure as is required by law, including disclosure in the course of any legal or administrative proceedings, and, with respect to this agreement may make disclosure, on a confidential basis, to Darch's immediate family or financial or legal advisors.

16. Darch and WIC will immediately upon the execution of this agreement return to Crew any and all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the company or its associated and affiliated companies which are in his possession or control or WIC's possession or control as well as all credit cards, keys, identification, data records, automobile, equipment and other information which belongs to the Crew. Darch and WIC agree that any copies of any such documents that they make for their own records will be kept confidential.

17. All dollar amounts expressed herein are in Canadian dollars.

18. The obligations of the parties hereunder are subject to receipt of all necessary regulatory approvals and approval by the NPGP Board. If the NPGP Contract is not approved by the regulatory authorities having jurisdiction or the NPGP Board, the NPGP Contract will terminate and Crew shall transfer to WIC shares of NPGP in an aggregate sum equal to $200,000 at a deemed transfer price of $0.25 per share (800,000 shares) plus G.S.T. in the amount of $14,000.

Dated this 28th day of February, 2002.


CREW DEVELOPMENT CORPORATION


Per:     /s/ Cameron Belsher
         -----------------------------
         Authorized Signatory


WESTERN CONSULTANTS LTD.


Per:     /s/ John M. Darch               /s/ John M. Darch
        ------------------------------   --------------------------------------
         Authorized Signatory            JOHN M. DARCH

             TERMS OF AGREEMENT BETWEEN CREW DEVELOPMENT CORPORATION
                               AND PETER D. BARNES


1. The employment agreement between Crew Development Corporation ("Crew") and Peter D. Barnes ("Barnes") is terminated effective March 31, 2002.

2. Barnes will be paid $276,843 on April, 2002. On execution of this agreement such money will be paid to Barnes' lawyer in trust for the purpose of satisfying this commitment on April 1, 2002. All Crew stock options presently held by Barnes will be maintained but shall expire on April 1, 2003 if not exercised. Barnes will provide services and be available to answer questions about the business and affairs of Crew on a mutually agreeable basis.

3. If Barnes does not find other employment by April 1, 2003 he will be entitled to five monthly payments of $20,833 per month until August 31, 2003. If Barnes has found alternative employment prior to April 1, 2003, the five monthly payments to August 31, 2003 will be reduced by the amount which Barnes receives as base salary from his new employer. On execution of this agreement, $104,165 will be transferred to Barnes' lawyer in trust, for the purpose of meeting the obligations in this paragraph. To the extent Barnes is not entitled to all or a portion of the five monthly payments due to obtaining alternative employment, the money remaining will be paid to Crew on August 31, 2003.

4. On April 1, 2002 Barnes shall be paid his pro rata share of his director's fees on the basis of an annual fee of $10,000. This money shall also be paid to Barnes' lawyer in trust upon execution of this agreement for the purpose of satisfying this commitment on April 1, 2002.

5. For the period to August 31, 2003, medical and dental benefits shall be provided to Barnes and his family as are presently provided under his employment contract, such coverage to cease in the event that Barnes receives alternative employment.

6. Crew will pay Barnes' cellular phone charges so long as Crew wishes to use Barnes' services on a regular and continuous basis. Crew may cancel such payments at any time upon seven days' notice to Barnes.

7. Barnes shall be entitled to retain and Crew shall transfer to Barnes title to his laptop, office printer, and home office fax.

8. Barnes will provide irrevocable, undated resignations as a director and officer of Crew, all subsidiaries of Crew and all of entities in which Crew has an interest, to be utilized by the board of directors of Crew when it sees fit.

9. This agreement is intended to be a full and final settlement of the claims, allegations, and obligations of the parties up to April 1, 2002. Accordingly, mutual releases of all claims or possible claims of any kind whatsoever arising out of anything occurring up to March 31, 2002, whether known or unknown, except for any claims arising from fraud or criminal conduct, shall be exchanged between the parties, in a form reasonably satisfactory to counsel.

10. Crew will pay the legal fees of Barnes up to a maximum of $4,000 for advice concerning this agreement and its implementation.

11. This agreement shall be kept confidential except as required by law and any press release required to be issued shall be mutually agreed, such agreement not to be unreasonably withheld.

12. Any disputes between the parties arising out of or in connection with this agreement, including the scope of the releases and any claims arising out of event prior to the effective date of this agreement shall be referred to arbitration in accordance with the provisions of the COMMERCIAL ARBITRATION ACT.

13. Barnes understands that he is no longer employee or director or officer of Crew and that he no longer has any rights under his existing employment agreement as of March 31, 2002.

14. Barnes acknowledges and agrees that during his employment with Crew, he was employed in an executive and confidential capacity and owed fiduciary duties to crew and as such his confidential duties to the company extend beyond the termination of his employment with the company. Barnes agrees to keep confidential and not disclose to anyone outside Crew, the confidential affairs or secrets of Crew including without limitation, clients or suppliers, all information obtained through his service as a director and/or officer, the company's methods of operation, management systems, policies or similar information involving the company or its affiliates. Further, and of utmost importance to the company, because the company considers the terms of an employee's separation to be a confidential matter, Barnes will not, without the prior written consent of Crew, disclose the terms of this agreement to anyone. These duties of confidentiality are subject to the following exceptions: Barnes may make such disclosure as is required by law, including disclosure in the course of any legal or administrative proceedings, and, with respect to this agreement may make disclosure on a confidential basis, to Barnes' immediate family or financial or legal advisors.

15. Barnes will immediately upon the execution of this agreement return to Crew any and all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the company or its associated and affiliated companies which are in his possession or control as well as all credit cards, keys, identification, data records, automobile, equipment and other information which belongs to the Crew. Barnes agrees that he will keep confidential any copies of any such documents that he makes for his own records.

All dollar amounts expressed herein are in Canadian dollars.

Dated this 22nd day of February, 2002.


CREW DEVELOPMENT CORPORATION


Per:     /s/ Cameron Belsher
         ------------------------------
         Authorized Signatory



/s/ Peter D. Barnes
---------------------------------------
PETER D. BARNES