Form 20-F
period 2003-06-30
CREW GOLD CORP
filed 2004-03-01
CIK 885540

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 20-F

/ / Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, or

/X/ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934,

                    FOR THE FISCAL PERIOD ENDED JUNE 30, 2003

/ / Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act 1934

                             ----------------------

                         COMMISSION FILE NUMBER 0-26636
                                     [LOGO]
                                      CREW
                            DEVELOPMENT CORPORATION

                                      CREW
                            DEVELOPMENT CORPORATION
             (Exact name of Registrant as specified in its charter)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of incorporation or organization)

                   ABBEY HOUSE BUSINESS CENTER, WELLINGTON WAY
                   WEYBRIDGE, SURREY KT13 OTT, UNITED-KINGDOM
                    (Address of principal executive offices)

                             + (44) (0) 193 226 8755
                         (Registrant's telephone number)

                             ----------------------

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 142,608,739 COMMON SHARES ISSUED AND OUTSTANDING AS AT NOVEMBER 15, 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  /X/           No  / /

Indicate by check mark which financial statement item the registrant has elected to follow. ITEM 17 /X/ Item 18 / /

================================================================================

INTERPRETATION

This information set forth in this Annual Report is as at November 15, 2003 unless an earlier or later date is indicated.

As used in this Annual Report, the "Corporation" means Crew Development Corporation and its subsidiaries, except to the extent the context requires otherwise.

Financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Corporation, are set forth in Note 19 to the accompanying Consolidated Financial Statements of the Corporation.

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

CURRENCY TRANSLATIONS

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. See Item 3.A "Key Information- Selected Financial Data" for a summary of key exchange rates.

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

ITEM 4.           INFORMATION OF THE CORPORATION.................................................................10
A.                History and Development of the Corporation.....................................................10
B.                Business Overview..............................................................................11
C.                Regulatory Framework...........................................................................29
D.                Breakdown of Total Revenues by Category of Activity and Geographic Market......................30
E.                Organizational Structure.......................................................................30
F.                Property, Plants and Equipment.................................................................31

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................31
A.                Operating Results..............................................................................31
B.                Liquidity and Capital Resources................................................................36
C.                Research and Development, Patents and Licenses, etc............................................38
D.                Trend Information..............................................................................38

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................38
A.                Directors and Senior Management................................................................38
B.                Compensation...................................................................................39
C.                Board Practices................................................................................42
D.                Employees......................................................................................43
E.                Share Ownership................................................................................43

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................43
A.                Major Shareholders.............................................................................43
B.                Related Party Transactions.....................................................................44
C.                Interests of Experts and Counsel...............................................................44

ITEM 8.           FINANCIAL INFORMATION..........................................................................44
A.                Consolidated Statements and Other Financial Information........................................44
B.                Significant Changes............................................................................44

ITEM 9.           THE OFFER AND LISTING..........................................................................45
A.                Offer and Listing Details......................................................................45
B.                Plan of Distribution...........................................................................46
C.                Markets........................................................................................46
D.                Selling Shareholders...........................................................................46
E.                Dilution.......................................................................................46

F.                Expenses of the Issuer.........................................................................46

ITEM 10.          ADDITIONAL INFORMATION.........................................................................47
A.                Share Capital..................................................................................47
B.                Memorandum and Articles of Association.........................................................47
C.                Material Contracts.............................................................................50
D.                Exchange Controls..............................................................................50
E.                Taxation.......................................................................................51
F.                Dividends and Paying Agents....................................................................57
G.                Statements by Experts..........................................................................57
H.                Documents on Display...........................................................................57
I.                Subsidiary Information.........................................................................57

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................57

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................58

ITEM 13.          DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES...................................................58

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................58

ITEM 15.          CONTROLS AND PROCEDURES........................................................................58

ITEM 16.          [RESERVED].....................................................................................58

ITEM 17.          FINANCIAL STATEMENTS...........................................................................58

ITEM 18.          FINANCIAL STATEMENTS...........................................................................59

ITEM 19.          EXHIBITS.......................................................................................59
A.                Consolidated Financial Statements..............................................................A1
B.                Miscellaneous Exhibits.........................................................................B1

                           GLOSSARY OF TECHNICAL TERMS

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Corporation (stated in Canadian Dollars) prepared in accordance with Canadian generally accepted accounting principals ("Canadian GAAP") and United States generally accepted accounting principals ("U.S. GAAP"), respectively. The information in the tables relating to the last three financial years of the Corporation was extracted from the consolidated financial statements and related notes (the "Consolidated Financial Statements") of the Corporation attached as an exhibit hereto and should be read in conjunction with the Consolidated Financial Statements and with the information appearing under Item 5 "Operating and Financial Review and Prospects". Results for the period ended June 30, 2003 are not necessarily indicative of results for future periods.

        SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH CANADIAN GAAP

                                                       YEAR ENDED JUNE 30
                               --------------------------------------------------------------
                                     2003             2002            2001             2000            1999
                               -------------   -------------   --------------   -------------   ------------
Total revenues                            -    $111,730,701      $79,702,138     $10,908,252     $23,692,705
Net earnings (loss)            (18,861,357)    (40,750,689)     (26,283,537)       2,390,060       (107,047)
Net earnings (loss) per share
  fully diluted                      (0.14)          (0.31)           (0.26)            0.04         -
Net earnings (loss) per share        (0.14)          (0.31)           (0.26)            0.04         -
Income (loss) From Continuing
  Operations                   (18,861,357)    (40,750,689)     (26,283,537)       2,390,060       (107,047)
Income (loss) From Continuing
  Operations per share               (0.14)          (0.31)           (0.26)            0.04         -
Income (loss) From Continuing
  Operations per share fully
  diluted                            (0.14)          (0.31)           (0.26)            0.04         -
Total assets                     68,393,404      82,085,934      225,155,286      99,572,940      43,682,183
Net assets (shareholders'
  equity)                        57,481,614      73,774,089      107,282,920      96,544,908      29,556,746
Long term debt                          Nil             Nil       10,484,144             Nil             Nil
Capital Stock                  $160,411,614    $160,390,184     $156,750,902    $113,830,010     $49,738,903
Dividends                               Nil         228,284              Nil             Nil             Nil
Weighted average number of
  shares outstanding            138,664,295     131,790,183      101,708,357      54,471,076      26,669,081

Note 19 of the Consolidated Financial Statements sets forth the differences were such information to be presented in accordance with U.S. GAAP.

          SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH U.S. GAAP

                                                       YEAR ENDED JUNE 30
                               ---------------------------------------------------------------
                                     2003             2002            2001             2000              1999
                               --------------    ------------   --------------   -------------      ------------
Total revenues                              -    $111,730,701      $79,702,138     $10,908,252       $23,692,705
Net earnings (loss)              (14,443,269)    (38,382,519)     (50,886,072)     (3,994,051)         (107,047)
Net earnings (loss) per share
  fully diluted                        (0.10)          (0.29)           (0.50)          (0.07)                 -
Net earnings (loss) per share          (0.10)          (0.29)           (0.50)          (0.07)                 -
Income (loss) From Continuing
  Operations                     (14,443,269)    (38,382,519)     (50,886,072)     (3,994,051)         (107,047)
Income (loss) From Continuing
  Operations per share                 (0.10)          (0.29)           (0.50)          (0.07)                 -
Income (loss) From Continuing
  Operations per share fully
  diluted                              (0.10)          (0.29)           (0.50)          (0.07)                 -
Total assets                       45,066,101      58,792,762      197,103,211     113,076,705        43,021,522
Net assets (shareholders
  equity)                          40,836,355      55,381,429       83,507,892      91,370,480        28,896,086
Long term debt                            Nil             Nil       10,484,144             Nil               Nil
Dividends                                 Nil         228,284              Nil             Nil               Nil
Weighted average number of
  shares outstanding              138,664,295     131,790,183      101,708,357      54,471,076        26,669,081

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On November 15, 2003, the exchange rate, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of United States Dollars into Canadian Dollars (the "Noon Rate of Exchange") was $1.3034 (US$1 = CAD$1.3034).

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

                                                            2003
          ----------------------------------------------------------------------------------------------------------
             NOVEMBER           OCTOBER           SEPTEMBER          AUGUST             JULY             JUNE
          ----------------  ----------------   ----------------  ----------------  ---------------------------------

HIGH          $1.3362           $1.3481            $1.3876           $1.4100          $1.4114           $1.3768

LOW           $1.2973           $1.3043            $1.3469           $1.3836          $1.3368           $1.3348

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

                                                       YEAR ENDED JUNE 30
            ---------------------------------------------------------------------------------------------------------
                  2003                 2002                 2001                 2000                   1999
            ------------------   ------------------  -------------------  --------------------  ---------------------

AVERAGE          $1.3916              $1.5702             $1.5519               $1.4871               $1.4827

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.       RISK FACTORS

INTRODUCTION

The Corporation and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in the acquisition, exploration and development of mineral properties. To address these risks, the Corporation must, amongst other things, attract, retain and motivate qualified personnel, as well as implement and successfully execute its exploration and development programs. The key risk factors are outlined below.

EXPLORATION AND DEVELOPMENT

The Corporation's prospects, many of which are in the exploration stage, will only be developed if the exploration is successful. Mineral exploration involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The long-term profitability of the Corporation will in part depend on the cost and success of its exploration programs.

Substantial expenditures are required to establish mineral reserves through exploration in order to eventually develop the resources and later extract the established resource. Although substantial benefits may be derived from the discovery of a major mineral resource, no assurance can be given that the resources discovered will be of sufficient size, have a beneficial location, and be amenable to processing in order for the deposit to justify commercial and profitable operations.

FLUCTUATING FACTORS

The Corporation has no control over mineral or metal prices, which can be affected by numerous factors including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased or decreased production of metals or metal products due to changes in extraction and production methods. The effect of these factors on the price of precious and base minerals and metals, and therefore the future economic viability of any of the Corporation's exploration projects, cannot be accurately predicted.

TITLE TO ASSETS

The Corporation holds exploration permits and licenses in several countries. The Corporation also holds mining permits, and applications for mining permits, which will replace the exploration permits. The Corporation has no reason to expect that these rights will not be granted but cannot guarantee that mining permits will be granted for specific projects.

GOVERNMENT REGULATIONS

The future operations of the Corporation will, from time to time, require permits from various governmental authorities and will be governed by laws and regulations regarding, but not limited to, prospecting, development, mining, production, taxation, employment standards, occupational health, waste disposal, land use, environmental protection, mine safety, and other matters. The Corporation may in the future need to apply for permits from different authorities. Companies engaged in the exploration and development of resource properties can experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Corporation might undertake.

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

ENVIRONMENTAL FACTORS

All phases of the Corporation's operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation may evolve in a manner, which in the future may require stricter regulations, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There are no assurances that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Compliance with respect to environmental, reclamation, closure and other matters may involve significant costs and/or other liabilities.

COMPETITION

The mineral resource industry is highly competitive in all phases and the Corporation will be competing with many established companies which may have greater financial and technical resources. The Corporation cannot guarantee that this competition will not have an adverse effect either now, or at some time in the future, on the Corporation's ability to acquire, explore, and develop mineral resource deposits.

REQUIREMENT OF NEW CAPITAL

The Corporation may require new equity in the future in order to be able to continue the exploration programs and the possible development of the Corporation's projects. The Corporation is presently generating minor income from technical consulting services, which is insufficient in meeting the capital requirements of the planned exploration and development programs. Failure to obtain financing when needed may require the Corporation to either scale back or discontinue one or more of its exploration and development programs or sell properties and projects at prevailing market price.

DEPENDENCE ON KEY PERSONNEL

The success of the Corporation is dependent on senior management. The experience of these individuals will be a factor contributing to the Corporation's continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Corporation's business prospects.

UNINSURED RISKS

In the course of exploration, development and production of minerals and metals, the Corporation may be subject to liability for pollution, cave-ins or hazards, of which it cannot insure against, or which, due to high premiums or other reasons, it elects not to insure against. The payment of such liabilities may have a material adverse effect on the Corporation's business, financial condition or results of operations.

ITEM 4. INFORMATION OF THE CORPORATION

A.   HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the COMPANY ACT of the Province of British Columbia on March 31, 1980 under the name Ryan Energy Corp. (N.P.L). The Corporation changed its name to Ryan Resources Ltd. on December 18, 1985, to Canadian Crew Energy Corporation on January 21, 1988, and to Crew Development Corporation on March 21, 1997. As of January 28, 2000, the Corporation continued into the Yukon Territory and is subject to the BUSINESS CORPORATIONS ACT of the Yukon Territory.

The registered office of the Corporation is Suite 200-204 Lambert Street, Whitehorse, Yukon Territory YIA 3T2, Canada, and the head office of the Corporation is Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, United Kingdom.

In March 2002, a dissident shareholder action resulted in a change in the composition and control of the Board of Directors (the "Board") and the senior management of the Corporation. The new senior management revised the Corporation's strategy to focus on developing and operating gold and precious metals assets directly owned by the Corporation, giving first priority to Nalunaq.

In line with the new corporate strategy, the Corporation:

     (i) disposed of the majority of its investment in Metorex and used the proceeds from this sale of shares to fund Nalunaq and other exploration;

     (ii) formed Nalunaq Gold Mine A/S, in which the Corporation owns an 82.5% shareholding and introduced a new operational structure;

     (iii) invested in Barberton Mines Limited ("Barberton"), a South African based gold mining operation, in which the Corporation has a 20% interest;

     (iv) acquired the mineral rights to the Seqi olivine project in western Greenland, and subsequently signed an agreement in July 2003 with Minelco AB, a subsidiary of the Swedish iron ore producer Luossavaara-Kiirunavaara Aktiebolag for the development of the project; and

     (v) restructured, consolidated and centralized its corporate offices to Weybridge, United Kingdom.

On May 1, 2003, the Corporation announced its plans to restructure the organization. As part of such restructuring, the employees of corporate management and key technical staff were assigned to a new U.K.-based wholly-owned subsidiary of the Corporation. The new corporate structure is expected to improve organizational effectiveness as well as reduce the Corporation's overhead costs. Also as part of the restructuring, restructuring the Corporation's head office in Vancouver, Canada, and other offices in Norway, were closed and certain staff were transferred to the new head office in the United Kingdom with the remaining staff laid off. The restructuring was implemented effective on June 30, 2003.

The Corporation is a public, internationally listed, development and operating company, focused on identifying, acquiring and developing resource projects worldwide. The Corporation's objective is to maximise shareholder value.

The Corporation believes that the combination of seeking premium returns by way of adding value to early-stage projects, supported by cash flows from a growing operating base, maximises the potential returns for shareholders, while mitigating the risks.

During the year, the Corporation has revised its strategy from being a broadly diversified multi-commodity mining company, to one which focuses on gold and precious metals. It is the Corporation's objective to have direct interests in gold exploration and gold producing assets and enter into joint ventures with industrial partners for development of non-core assets presently owned by the Corporation. It will be the Corporation's objective to have the joint venture partners take all, or the major part of, the operating risks and capital expenditures in the non-core assets. The Board revised the Corporation's strategy after a careful consideration of the potential for near-term cash flow and growth based on the Corporation's own financial and human resources. Management will focus on identifying new projects with near-term cash flow potential as well as develop existing assets.

The Corporation seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. The recent acquisition of Barberton, with a pay back period of less than three years and at least 10 years expected remaining mine life, is in line with the Corporation's strategic focus on gold and precious metals. It is also in line with the Corporation's previously expressed intentions of entering into projects with existing or near-term cash flow. In combination with the forthcoming gold production from Nalunaq, as well as with other projects where the Corporation is investigating the potential for near-term production and cash flow, the acquisition of Barberton strengthens the Corporation's position as a growth oriented mid-tier gold producer.

B.  BUSINESS OVERVIEW

The business of the Corporation currently consists of the following ventures, each of which is described in more detail below:

    (i) mineral projects located in Greenland, Ghana, Norway and the Philippines through its 100% ownership of Crew Norway;

    (ii) gold, coal, base metals and mineral mining operations through its 5.3% ownership of Metorex; and

    (iii) potash resources development through its 1.5% ownership of Asia
          Pacific.

Except as otherwise indicated, all disclosure of a scientific or technical nature in this portion of this Annual Report was prepared under the supervision of Jon S. Petersen, M.Sc., Vice President, Exploration of the Corporation.

The Corporation has 9 employees in Weybridge, United Kingdom who provide technical, financial and administrative expertise. In addition, the Corporation employs one person in Norway and three persons in the Philippines.

The following is a summary of the operations of the Corporation and it subsidiaries:

CORE & STRATEGIC ASSETS

NALUNAQ GOLD MINE A/S - SOUTH GREENLAND (MINE UNDER CONSTRUCTION)

PROPERTY DESCRIPTION AND LOCATION

The Nalunaq gold mine ("Nalunaq") was originally discovered in 1992. Nalunaq is a high-grade gold deposit, located at the southern tip of Greenland approximately 40 km north-east of Nanortalik. Transportation to Nalunaq is by helicopter from the international airport at Narssarsuaq and takes approximately 40 minutes. The gold deposit is located about 9 km from tidewater in Kirkespirdalen, which is a wide glacial valley reaching into the Saqqa Fjord of South Greenland. The terrain is alpine with mountain peaks reaching 1200-1600 m from sea level. The Nalunaq mountain, which hosts the gold deposit, is 1340 m high. The deep, ice-free fjords allow easy access for shipping and the overall climate is moderate allowing for full-year mining operations.

OWNERSHIP

In 1997, Mindex entered into an earn-in agreement with NunaMinerals AS ("NunaMinerals"- formerly Nunaoil AS) for a 50% interest in Nalunaq I/S (a Danish partnership) which was granted the original exploration license in respect of the Nalunaq area. In 2000, the Corporation acquired the 50% interest in Nalunaq I/S via the Corporation's acquisition of Mindex. The Corporation increased its interest in Nalunaq I/S to 67% during the year 2000.

In June 2001, the Corporation gained operational control of Nalunaq I/S and increased its ownership to 82.5% in exchange for a commitment to fund the development of the project through to completion of a feasibility study and to provide the necessary project loan guarantees. As a result, NunaMinerals converted its 33% contributing interest in Nalunaq I/S into an 18.5% carried interest position.

In December 2002, the Corporation and NunaMinerals transferred the ownership of the Nalunaq I/S assets to Nalunaq Gold Mine A/S, a Danish limited liability company. Nalunaq Gold Mine A/S is the current operator of Nalunaq and the holder of the Nalunaq mining license (the "Nalunaq License").

NALUNAQ LICENSE

The Nalunaq License was granted in April 2003 by Bureau of Minerals and Petroleum (the "BMP") to Nalunaq Gold Mine A/S for a 30-year term. The Nalunaq License is granted under the provisions of articles 7 and 15 of the DANISH ACT ON MINERAL RESOURCES IN GREENLAND (the "Danish Mineral Act"). It is an exclusive license for exploration of mineral resources (excl. hydrocarbons) for the prescribed area.

The Nalunaq License covers an area of 16 km2 carved out from the Nanortalik license (the "Nanortalik License") area. The remaining portion of the license area (i.e. the area which lies outside the subject area of the Nalunaq License) has been transferred to the Nanortalik License granted to Nalunaq I/S, a newly formed Danish partnership, which Crew Norway AS and NunaMinerals operate on a contributing joint-venture basis. The Nanortalik License is an exclusive license granted by the BMP to Nalunaq I/S in July 2002 for exploration of mineral resources in a 1,065 km2 area. The Nanortalik License expires on December 31, 2003.

It is a condition under the Nalunaq License that the shareholders of Nalunaq Gold Mine A/S guarantee the obligations of Nalunaq Gold Mine A/S under the Nanulaq License. Further, Nalunaq Gold Mine A/S has provided a security deposit of DKK 4.2 million to the government of Greenland to cover future estimated mine closure costs and a three-year monitoring program. The amount of the security deposit is based on an estimate of closure costs set out in a detailed closure plan prepared by the BMP. The terms set out in the closure plan are not exhaustive and the BMP has the right to set out additional terms in the event of future exploration activities within the area of the Nalunaq License.

MINERAL RESOURCE AND RESERVE ESTIMATES

In conjunction with the preparation of the Nalunaq Feasibility Study (see below), SRK Consulting Engineers and Scientists ("SRK") of Toronto, Ontario was appointed to conduct an independent resource calculation for Nalunaq. The resource calculation defined 483,900 t with 25.5 g/t gold in measured and indicated mineral resources, being the equivalent of 396,600 oz contained gold. In addition, the resource calculation identified in areas immediately adjacent to the developed parts of Nalunaq 281,300 t with 20.3 g/t of inferred mineral resources. The inferred mineral resources exclude the drill-indicated structure of the south vein as well as widely spaced surface sampling of the north face of the Nalunaq mountain, as such resources were previously included in the Corporation's internal resource assessment. The significant additional resource potential in these extensions, however, is recognized in the resource calculation. M. Michaud of SRK completed the resource calculations; Mr. Michaud is independent of the Corporation and is a "qualified person" as defined in Canadian National Instrument 43-101 STANDARDS FOR DISLOSURE FOR MINERAL PROJECT.

The table below, extracted from the Nalunaq Feasibility Study, shows the effect of mining width over these intervals:

  MEASURED & INDICATED MINERAL RESOURCES     OVER 1.0 METERS       OVER 1.2 METERS      OVER 1.5 METERS      GOLD
  --------------------------------------
                                            TONNES       g/t       TONNES      g/t      TONNES      g/t     OUNCES
                                            ------       ---       ------      ---      ------      ---     ------
  Main Vein (including Stockpiles)          352,100     30.3      414,200     25.8     508,300     20.9     343,700

  South Vein                                58,000      28.3       69,700     23.6      88,300     18.7     52,900

  Total                                     410,100     30.0      483,900     25.5     596,600     20.6     396,600

  INFERRED MINERAL RESOURCES                 OVER 1.0 METERS      OVER 1.2 METERS      OVER 1.5 METERS       GOLD
  --------------------------
                                            TONNES       g/t      TONNES      g/t      TONNES      g/t      OUNCES
                                            ------       ---       ------      ---      ------      ---     ------
  Main Vein (including Stockpiles)          200,000     24.7      240,100    20.6     326,000     15.9     159,100

  South Vein                                34,000      22.4      41,200     18.7      52,000     14.8      24,800

  Total                                     234,000     24.4      281,300    20.3     378,000     15.7     183,900

GEOLOGY

The Nalunaq deposit is a Proterozoic, shear-zone hosted, high-grade gold mineralization. The occurrence has gold-bearing outcrops exposed along more than 2,000 m on the slope of the mountain. The entire length of the exposed structure has been sampled with significant sections at 1 m intervals. These results support the presence of a significant gold-bearing system. The gold is irregularly distributed within the planar structure, but easy to recognize when occurring due to the regular presence of visible gold.

The most pronounced structures at Nalunaq are narrow zones of intense shear with evidence of ductile shearing surrounded by relatively brittle margins. The main vein itself is hosted in a narrow ductile shear zone with a remarkably constant orientation. The regular sheet has an average strike of 45-50 DEG. and an average dip of 36 DEG. south-east. On the local scale the structure undulates somewhat, and dips measured in the face of the adits vary between 22 DEG. and 45 DEG.

The presence of quartz veins is the single most important component of the gold mineralization and occurs principally as sheeted veins with stripes and bands of included calc-silicates. The quartz veins vary in width from 0.05 m to 1.8 m and form a relatively continuous structure. In the adits, the quartz veins often display pinch and swell structure and there is clear evidence of both compressive and dilational post-mineralization deformation within the mineralized structure.

The mineralized quartz vein is almost universally associated with a pronounced calc-silicate alteration zone, of 0.2 m to 0.5 m width, on one or both sides of the quartz. When very high gold grades are encountered in the quartz vein, the alteration zone may also sporadically carry significant amounts of gold, but is normally poorly mineralized.

Systematic sampling of the underground exposure of the vein has shown that gold grade is subject to a pronounced nugget effect. Despite this, a grade-zonation is clearly identifiable with high-grade segments running approximately northeast-southwest throughout the mine area. The reason for this regularity is not clear, but preliminary interpretations suggest that highest-grade sections occur when the structure is crossing medium-grained metadolerite sills or is located very near the metadolerite/metapillow basalt contact.
Lower grade segments generally seem to be hosted in finer-grained metapillow basalt.

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

WORK COMPLETED

EXPLORATION: To date, a total of 90 drill holes (15,000 m) and more than 3,600 m of underground adits and raises have been completed within mineralized structure, as well as over 1,000 m of access drifts and waste development. In addition, surface sampling has been conducted over 2,000 m of exposed outcrops, with substantial portions channel sampled at 1 m intervals. As a result of underground work performed to date, approximately 53,600 t containing a total of approximately 26,000 oz of gold have been stockpiled. The stockpile materials will be the first to be shipped for processing in late 2003 and the proceeds thereof being used to partially fund mine commissioning.

TEST MINING: Eight test stopes have now been successfully completed at Nalunaq. Two mining methods - raise and long-hole mining were tested initially to determine which method would provide the least mining width in order to minimize ore dilution. Minimizing dilution results in less material being hauled and processed, thus lowering operating costs. In 2002, four long-hole stopes were successfully produced. These were based on a continuous 72 m sub-drift development and three 15 m slot raises. As a result of these tests, management of the Corporation believes that a mining width of approximately 1.2 m or less will be achieved during mining operations.

MINE PLAN: Following considerable discussions and a thorough review of the first mine plan, a new mine plan has been developed and drawn up in cooperation with potential mining contractors. This mine plan has now been submitted to the authorities for approval. The proposed mining method will consist of a hybrid of long-hole mining and raise-mining, using Alimak vertical transportation equipment, in order to accommodate the most cost-efficient methods for various segments of the deposit with due consideration to dip variations within the structure.

A memorandum of understanding with Procon Mining and Tunnelling ("Procon") regarding a final mining contract has been executed and detailed mine plans, schedules and mobilization sequences are being laid out. Procon has been involved with the project as a mine contractor since 2000 and has a considerable amount of mining equipment already on site, which will be used to ensure an early start of pre-mining development. Upgrading and mobilization of new equipment, including the introduction of Alimak units, will follow a newly completed development plan aiming at a production date of January of 2004.

The mine system will include an internal ore pass system with capacity to hold 6-7 days production in order to allow for delay in transport of ore to the stockpile pad at the beach due to severe weather conditions. The ore pass will be equipped with a chute, which will allow feeding directly into 30 t articulated trucks for the haulage to the beach.

SHIPPING PLANS AND ARRANGEMENTS: Approximately 38,000 t of ore from the stockpile is in the process of being moved to a new stockpile site near the loading facilities and the Corporation is aiming for a shipment in late December 2003. A local contractor who carried out the upgrading of the access road from the fjord to the camp in August 2002 has been retained to transport the stockpile materials with 30 t dumpers.

The stockpile consists of two types of material: crushed ore from 2000 development and uncrushed ore from 2001 and 2002 development. The two bodies of ore will not be mixed, but instead will be shipped and processed in separate batches (separate tanks in the ship) in order to ensure a better reconciliation of the gold contents. During proper mining operations, run-of-mine ("ROM") ore will be hauled directly from the mine to the ore pad at the ship loading facility. The shipping pad will have a nominal capacity of 60,000 t, which corresponds to about 3 months of production at 450 tpd, plus additional two months production, if the shipping schedule is delayed. Shipping is anticipated every 3 months at about 40,000 t leading to a total of 140-160.000 t per year. The pad will have a base of low-grade crushed materials to absorb potential losses of fine gold during deposition and transfer.

ROM will be brought directly to the ship from the pad via a conveyor belt 200 m in length. This belt will pass a 90 m barge anchored at a small rock pier and with a ship loader conveyor at the front end. The conveyor is designed for loading a 40,000 t bulk carrier in 4 days.

An agreement regarding shipping of the ore has been finalized with Fednav International Ltd., a large Canadian shipping company. A memorandum of understanding has been signed with Rio Narcea Gold Mines Ltd. ("Rio Narcea") of Spain concerning batch processing of the Nalunaq ore, and two large samples of 200 kg each have been submitted for processing test work. Rio Narcea has a processing capacity of 2,000 tpd and consequently will be able to process each batch of ore in about 20 days.

CIVIL ENGINEERING WORKS AND CAMP CONSTRUCTION: The existing 9 km road from the coast to the mine site has been upgraded and the road covered with a new topping of crushed gravel along its full length. The road has been widened along most of the stretch allowing two small vehicles to pass and larger passage spots for trucks have been established at regular intervals along the road.

The existing bridge has been upgraded and the transition between bridge and road has been reinforced with concrete. The dam section has been equipped with three 140 cm culverts, which are welded together and reinforced with wire netting boxes. A new bridge at the road extension has been established and is laid on a concrete foundation and bolted into the bedrock. The two bridges have been equipped with crash fences.

The 2 km road extension leading to the new stockpile pad has been completed with crushed gravel topping, and the construction of the stockpile pad has commenced. The 90 m barge, which will carry the ship loader, has arrived and preparations for setting up the shipping facility is underway. Currently, a pier head, made by sheet piling is being constructed and a rock pier leading to the cofferdam is being established. The barge has been used for easy unloading of camp modules, diesel tanks and other large construction units directly from the containerships, and the materials are subsequently brought to the beach for direct unloading via a temporary dam.

THE CAMP COMPLEX: The base of the camp has been raised about 0.5 m above the general level of the valley floor with about 8,000 m(3) of materials from approved fill sites along the road - and topped with 25 cm crushed gravel fill to a fully smoothened surface. The preparations for the camp area left almost no marks of disturbance outside the proper pad and the surroundings are left virtually untouched.

The camp foundations consisting of 0.5 m high steel beams have been laid out for the complex and the building modules were placed on top of these. The base of the camp units is raised about 1.2 m above the previous valley floor, which at this site already formed the highest part of the entire valley to prevent flooding. The camp layout consists of 11 building modules, 7 units each with rooms for 10 people, a recreational unit, the mine office, laundry room and showers, kitchen and dining room, including storage rooms, planning office and an on-site laboratory.

The camp layout creates the impression of a small village situated in the middle of the valley. The camp complex has its own well for potable water, a purification system and a biological wastewater treatment plant. Power is supplied from two 200 kVA generator units and telecommunication systems, provided by Tele Greenland, allowing for individual room telephones as well as internet and TV-access.

FEASIBILITY STUDY AND ENVIRONMENTAL IMPACT ASSESSMENT: A full feasibility study and environmental impact assessment (the "Nalunaq Feasibility Study") pertaining to Nalunaq was completed in August 2002. The Nalunaq Feasibility Study was prepared by Kvaerner Engineering & Construction U.K. Ltd. ("Kvaerner") from information generated both in-house and supplied by a number of international specialists and consultants appointed by Kvaerner and Nalunaq Gold Mine A/S. Nalunaq will be the first gold mine developed, and will also be the first new mine to be commissioned in over 25 years, in Greenland.

The Nalunaq Feasibility Study compares the option of mining and then processing the ore at an offshore facility with the option of mining and processing the ore at a facility on site. The feasibility study recognizes that initial offshore processing would be more advantageous than the construction of an on-site processing plant because of lower capital costs, earlier cash flow and possibilities for expansion of the ore resources at minimal capital investments.

Based upon the results of the Nalunaq Feasibility Study, the Corporation decided to initially pursue the offshore processing of gold whereby the Corporation will ship the ROM ore to an offshore processing facility. The total pre-production capital was estimated to be USD 9.7 million. This was based on the assumption that a 30-40,000 t bulk carrier was to be used with a jetty and barge-conveyor system for loading. Costs per tonne, excluding sustaining capital, for offshore processing was estimated to be approximately USD 60 for the existing stockpile and approximately USD 140 for any additional ore coming from the mine. This compares to USD 139 per tonne for processing on site according to the base case of the Nalunaq Feasibility Study. The total cash cost for the operation in this scenario was estimated to be USD 169 per oz gold.

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

According to the Nalunaq Feasibility Study, an initial mining rate estimated of 350 t per day was estimated to result in a gold production of approximately 90,000 oz per year at an estimated total cash cost of USD 169 per oz. The Nalunaq Feasibility Study recognizes that the current measured and indicated resource of approximately 400,000 oz gold has significant upside potential that may be developed in parallel with the mining and offshore processing operation. In order to improve the economics of the mine further, the Corporation plans to increase production to 450 t per day, leading to an annual production of about 130,000 oz of gold (150,000/160,000 t ore in four quarterly processing campaigns of about 35,000/40,000 t each).

The table below is an excerpt from the Nalunaq Feasibility Study and summarizes the net present value of Nalunaq based on the assumptions of a 350 tpd production rate:

                TOTAL GEOLOGICAL RESOURCES                  483,900 TONNES (MEASURED & INDICATED)*
                TOTAL ORE PROCESSED                         450,408 TONNES
                -------------------                         --------------
                Maximum Production Rate                     350 tpd (122,500 tonnes p.a.)
                Mining Height                               1.2 m
                Average Annual Production                   94,694 oz gold
                Assumed Metallurgical Recovery              96%
                Project Life                                3.7 years production including rehabilitation
                Life of Mine Cash Costs                     USD 130.20 per tonne ore milled
                Excluding Sustaining Capital                USD 168.50 per oz of gold
                Life of Mine Cash Costs                     USD 141.60 per tonne ore milled
                Including Sustaining Capital                USD 183.20 per oz of gold
                Initial Capital Costs                       USD 9,681,613
                Life of Mine (LOM) Capital Costs            USD 16,149,300
                Sunk Costs                                  USD 16,000,000
                Gold price                                  USD 300 per oz

                Pre-Tax Financial Analysis                  IRR: 108.67%
                                                            NPV: USD 19.46 million (12% discount rate)

              * Includes existing 45,000 tonne stockpile with average grade of
                14.4 g/t gold

The use of an offshore processing facility in the interim period eliminates the need for immediate environmental approvals related to on-site ore processing, such as the need for water consumption, handling of chemicals and tailings disposal. In addition, industrial processing at an external facility will provide valuable information about the ore characteristics and the tailings composition. Offshore processing is deemed a necessary first stage in Nalunaq's development as it will provide the necessary capital to allow additional exploration for the expansion of the resources and to justify financially the construction of an on-site processing facility.

The USD 16 million of sunk costs in Nalunaq were used to diminish taxable income in the post-tax analysis, but were not used in the pre-tax analysis. Because Nalunaq is a narrow vein, high-grade deposit, the currently defined resources are restricted by the available underground development. However, there is evidence to support the presence of additional resources.

START OF OPERATIONS: Nalunaq Gold Mine A/S has commenced preparations for production development and shipping of the existing stockpile. The on-site construction commenced in May 2003, and the engineering work and other project preparations are well underway and are expected to be complete by late 2003.

Nalunaq Gold Mine A/S has signed a memorandum of understanding with Rio Narcea regarding the processing of high-grade Nalunaq ore at Rio Narcea's mill facility near el Valle in Spain. A mining contract has been signed with Procon, and camp facilities, laboratories, workshops and other procurements are currently being finalized.

The initial shipment of stockpile ore, containing approximately 23,000 oz of gold, is scheduled for December 2003, and the mine is expected to reach full production of 450 t per day within the FIRST QUARTER OF 2004. The initial mining rate of 450 t per day represents an average gold production of approximately 130,000 oz per year, not including the stockpile.

ENVIRONMENTAL WORK: The Nalunaq program has been subjected to detailed environmental monitoring by the Corporation since 1997. The baseline study comprises sampling of water and plant materials and the installation of a weather station in the valley. A new weather station was established in the fjord in 2001. In addition to the baseline work, SRK Consulting completed a comprehensive environmental impact assessment in August 2002. This report has been submitted to the BMP for the processing of the application for a mining permit. Ongoing environmental monitoring programs are being maintained in the license area.

Since 2000, exploration monitoring programs have been conducted whereby water samples have been collected in the river bi-weekly with sampling stations in the upper valley, at the waterfall, at the bridge and at the camp sanitary installation. The sulphide outcrop stations were sampled for total metals and general parameters twice over the summer program. In addition, mine water runoffs at level 300 and 350 were sampled bi-weekly and assayed for total metals (total soluble solids and acidity). Finally, rainwater draining through the two crushed high and low-grade stockpiles were also sampled and assayed regularly for total metals.

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

The environmental studies were summarized in the environmental impact assessment study whereby independent consultant Dr. Geoff Ricks concludes that in the opinion of SRK (U.K.) Ltd. there are no environmental issues which might negatively affect the viability of the project.

RISK ELEMENTS: The Nalunaq project is a high grade gold deposit. The nature of the deposit, being a high grade, narrow vein deposit, prevents the definition of the full resource without further extensive and costly underground development. Accordingly, this is a limiting factor for the project's financial planning. The currently defined resource indicate production for approximately four years, depending upon the mining rate. However, the continuity of the geological structure indicates that the actual mine life may substantially exceed four years. Many classical narrow vein gold mines (for example, Placer Dome's Dome Mine in Timmins, Ontario, and Campbell Mine in the Red Lake district in Balmertown, Ontario) have never had more than five or six years of resources ahead of production, yet have been active for decades.

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

BARBERTON GOLD MINES (OPERATION)

PROPERTY DESCRIPTION AND LOCATION

Barberton, formerly Eastern Transvaal Consolidated Mines Limited, is the operator of three fairly small gold mines in the Barberton Greenstone Belt, in South Africa. The Barberton Greenstone Belt is known for prolific gold deposits in settings that are similar to other classical gold districts of Archean greenstone belts in Australia, Canada, and Africa. The three operations include the Sheba, the Fairview and the New Consort gold mines, all of which exploit numerous discrete ore bodies. The three mines are located about 10 km north-east of Barberton and are within a 15 km radius of each other. Current annual production at Barberton is 330,000 t with an in-situ grade of 10-11 g/t and 9.5 g/t recovered. This provides for an annual gold production of about 100,000 oz.

TITLE AND OWNERSHIP

In February 2003, the Corporation, as part of a consortium consisting of Metorex Ltd. ("Metorex") 54%, MCI Resources Ltd. ("MCI") 26% and the Corporation 20%, entered into a purchase agreement with Avgold Ltd. ("Avgold") of South Africa for the purchase of Baberton. The purchase price was ZAR 255 million (approximately CAD 48.5 million/NOK 260.4 million) of which ZAR 150 million was bank financed. The Corporation participated with ZAR 30 million, financed by the sale of 10 million shares in Metorex to a South African operation at ZAR 3.00 per share.

The Barberton investment has an equity shareholder payback period of below 3 years without interest and 4 years with interest. At higher gold prices, the project return on investment improves materially. Based on a gold price of USD 335/oz, the net present value of the project at a 10% discount rate is ZAR 469 million before financing and ZAR 322 million including financing.

MINERAL RESOURCE AND RESERVE ESTIMATES

The measured and indicated gold resources at Barberton consist of 1.01 million oz and the inferred gold resources consist of 453,000 oz. The current mine plan is based on the extraction of 1.07 million oz over ten years from 2004. The mine plan average head grade is 10.5 g/t, and cash cost is forecasted by Metorex at USD 240/oz.

The various mines at Barberton have been in operation for up to 100 years. At intervals over this period the remaining life of each of the mines has often been forecast as only 6 to 10 years while, as reported by Avgold, new ore bodies, resources and reserves have constantly been discovered.

GEOLOGY AND OPERATION

The gold deposits are hosted in altered supracrustal rocks of the Barberton Supergroup which includes basic greenstones, turbiditic greywackes and shales as well as epiclastic sandstones. The deposits are associated with brittle tectonics in shear structures hosted in folded and slightly metamorphosed rocks of all the above rock types.

Strike and dip of the ore bodies are highly variable and often discontinuous and of erratic nature. Continuous structures rarely measure over 100 m.

Most gold occurs in small fissures within the fractured and sheared host rocks. As the gold-bearing structures are discontinuous, individual ore bodies therefore in general requires site-specific mining. This type of mining scenario is typical for many greenstone-hosted gold deposits, however, they are particularly labor intensive and leaves few options for mechanized, cost effective mining due to the local nature of the individual occurrences. Moreover, the erratic nature of the orebodies moreover prevents effective evaluation of the grade and resource potential outside the developed areas.

The gold ore is predominantly refractory, and therefore only a small portion of the contained gold (3-5%) is free milling and available for low-cost gravity processing. The bulk of the gold is refractory i.e. built into the arsenopyrite crystal lattice. This gold can only be retrieved through artificial oxidation of the concentrate through froth flotation.

The oxidation at Barberton was previously based on roasting. Although biologic oxidation is employed today as it is more environmentally sound than roasting, biologic oxidation adds extra stages to the processing and produce a fair amount of residual arsenic compounds. After oxidation, the gold is retrieved from the concentrate by carbon-in-pulp extraction and elution before smelting.

NANORTALIK GOLD PROJECT - GREENLAND (EARLY STAGE EXPLORATION)

PROPERTY DESCRIPTION AND LOCATION

The Nanortalik exploration license ("Nanortalik License") area is a 1,065 km(2). km area located in southern Greenland. It is the remaining portion of the original Nalunaq license area, after the Nalunaq License had been carved out from the initial 1,081 km(2) license. The Corporation is aware of several gold occurrences and numerous gold anomalies in this district in different geological settings and is convinced that there is a considerable potential for additional gold deposits in this license area. The assay results from the latest program are pending; however, the Corporation is encouraged by the fieldwork is prepared to conduct a more intensive program in year 2004 with the objective of drilling and further develop specific targets.

TITLE AND OWNERSHIP

The Nanortalik License is held by Nanortalik I/S, a joint venture between the Corporation and Nunaminerals. The property is operated by the Corporation as an early-stage prospecting project initially held in 2002 by the Corporation at 67% and Nunaminerals at 33%. Future ownership ratios are based on the respective contributions of the Corporation and Nunaminerals.

The Nanortalik License is an exclusive license for exploration of mineral resources (excl. hydrocarbons) at Nanortalik and is effective until December 31, 2003 and may be renewed for another two years. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act.

As outlined in the Nanortalik Exploration License, the Corporation is required to spend DKK 2 million per year in 2002 and 2003. This year's program added DKK 3 million to the expenditures for 2000 thereby totalling DDK 4 million for 2002 and 2003. These expenditures fulfill the Corporation's expenditure obligations under the Nanortalik License.

During the 2003 exploration program, NunaMinerals opted not to participate with further funding to Nalunaq I/S. Consequently, in accordance with the joint venture agreement, NunaMinerals interest in Nalunaq I/S will be diluted. A full reconciliation of the ownership ratio after 2003 will also include administrative costs for 2002, which currently has not been completed. Should NunaMinerals' interest in Nalunaq I/S be reduced to below 10%, NunaMinerals has the option of converting its interest in Nalunaq I/S to a net smelter royalty agreement ("NSR Agreement"). The NSR Agreement percentage calculation is determined by a sliding-scale formula, generally between 1.7 and 2.5%. At current gold price the NSR Agreement would be 2.4%.

A projection of the 2003-ownership derived from available data is given below:

  JOINT-VENTURE SUMMARY                             NUNAMINERALS          THE CORPORATION             TOTAL

  Start (deemed expenditures)                         3,712,500               7,537,500             11,250,000
  2002 field expenditures                               358,542                 727,950              1,086,492
  Sum                                                 4,071,042               8,265,450             12,336,492


  JUNE 30TH, 2002 OWNERSHIP PERCENTAGE                 33.0%                   67.0%                  100%
  2002 admin. expenditures
  2003 scheduled contribution                            0                   3,072,000              3,072,000
  Total 2003                                         4,071,042              11,337,450             15,408,492
  NOVEMBER 15TH, 2003 OWNERSHIP PERCENTAGE             26.4%                   73.6%                 100.0%

In order to renew the exploration license for 2004, the Corporation is required to reduce the total area by 50%, focusing on key targets. However, relinquished areas may be re-applied for after 4 months. In the opinion of the Corporation's management, a 50% reduction of the areas will not result in any loss of prospective ground.

RESOURCES AND RESERVES ESTIMATES

The Nanortalik Concession is at an exploration stage and currently has no defined resources.

GEOLOGY AND WORK CONDUCTED

The Nanortalik License area is located in the border zone of the Julianehaab granite batholith which hosts a number of significant geological environments with highly anomalous gold mineralization. The Niaqornarsuk area is largely underlain by granitoid rocks and several locations in the central part of the peninsula have returned consistent, elevated gold values in screen samples. This recognition indicates the existence of impregnation mineralization in the granites associated with weakly defined alterations in bleached rocks. The main anomalous areas seem to align in distinct bands trending in southwest-northeast direction and each traceable for a 10-15 km length. Exploration in the Nanortalik License area started in 1990 but was partly interrupted by the intense work at Nalunaq. From 1993 to 1995, sporadic work was conducted in parts of the Nanortalik License area and additional examinations were conducted in 1997 and 1998. In 2002, the Nanortalik License area was consolidated and expanded to a total of 1,081 km(2) and a renewed regional exploration campaign was commenced covering the entire area. This campaign included a complete review and compilation of all previous data in a new database and the printing of new map compilations.

The regional exploration campaign conducted in the Nanortalik License area during the summer 2003 comprised three field teams which were deployed to 15 fly camps in the period July 7 to August 6, 2003 with helicopter support. 304 sediment samples and 406 rock samples were collected during this program.

Sample preparation has been completed and the samples submitted for assaying at Actlabs in Canada. Two samples showed in-situ visible gold in new locations and several very substantial structures which were suspected for mineralization were tested by both sediment and rock sample programs.

A core drilling program was conducted on the Lake-410 gold target near the Nanortalik License area where four drill holes with a total length of 930 m were completed from August 12 to August 30, 2003.

Visual inspection of the drill cores shows significant arsenic-sulphide mineralization with associated quartz veining in all four drill holes at positions which support a single continuous structure. No visible gold was observed in the drill cores; however, the results are encouraging as the drill holes test a potential area of 900 x 300 m. The width of the mineralization varies between 4 m and 1.2 m, which is substantially more than that seen in any drilling at Nalunaq. Samples have been submitted for assaying to SGS, Canada.

HWINI-BUTRE GOLD PROJECT, GHANA (ADVANCED EXPLORATION)

PROPERTY DESCRIPTION AND LOCATION

The Hwini-Butre gold concession (the "HB Gold Concession") is a new gold discovery in southwestern Ghana. The 45.4 km(2) concession is located along the eastern contact of the prolific Ashanti Gold belt, less than 30 km from Takoradi, a major port city in Ghana. Access to the HB Gold Concession is via a 15 km fair quality gravel road located along the entire length of the property and is maintained by the operators of a palm oil plantation located further north.

OWNERSHIP

Hwini-Butre Minerals Ltd. ("HBM"), is a 100%-owned Ghanaian subsidiary of the Corporation, which owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd ("St. Jude") (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession; the Government of Ghana retains the right to a carried interest of 10%.

St. Jude has been the operator of the license since 1995. The current title was renewed on September 3, 2002 for a period of 6 months without any shedding of the area to allow St. Jude to complete its exploration and feasibility study.

There has been a productive dialog between the Corporation and St. Jude over the last year to increase activity at Hwini-Butre. It is the view of both companies that this project has considerable potential and that this potential must be investigated more aggressively.

MINERAL RESOURCES ESTIMATES

According to the independent geological report prepared by Watts, Griffis and McOuat Limited ("WGM"), of Toronto, Ontario, in February 2002, the HB Gold Concession contains 4,251,100 t at 4.1 g/t of indicated mineral resources and 1,718,400 t at 3.0 g/t inferred resources based on 200 drill holes totalling 16,879 m. In addition, the property hosts an inferred eluvial surface deposit of
5.6 million tonnes at 1.1 g/t. Thus, total indicated resources amount to 562,000 oz gold while the inferred resources hold 374,000 oz gold. In July 2002, Strathcona reviewed the independent report prepared by WGM and concluded that the project has a clear economic potential for an open-pit, heap-leach mining operation.

GEOLOGY AND WORK COMPLETED

The HBM Gold Concession forms part of the eastern Ashanti Gold Belt in Ghana with a structural setting of the gold mineralization predominantly trending north-south and transected by younger north-east, south-west faults. Disseminated gold occurs in quartz veins and in wide alteration zones in the adjacent country-rocks, which form part of the mpohor intrusive complex that constitutes a prominent feature in the southern part of concession.

Completed drilling to date totals 24,308 m from 300 holes with a nominal spacing of 25 m and about 20% being drilled by reverse circulation and 80% core drilling. The drilling covers three main mineralized zones named the Adoikrom, the Father Brown, and the Dabokrom targets.

Adoikrom is the most developed target on the HB Gold Concession. The gold mineralization is hosted a highly altered and silicified shear zone with ore grade mineralization of 4-10 g/t near the surface. 64 holes (6,312 m) have been drilled in this target. Drill intersections at 25-50 m intervals show consistent thick mineralization in all holes. So far, a 325 m long and 165 m deep gold vein has been confirmed. The deposit has expansion potential towards the north and south and towards depth.

In total, 94 holes (6,502 m) have been drilled in the Father Brown zone and all intercepts contain economic mineralization. The spacing between the intercepts varies between 10 and 25 m. To date a 200 m-long and 150 m-deep gold vein has been confirmed to a depth of about 150 m. The deposit has expansion potential in both ends and towards depth.
                                       21

The Dabokrom Zone constitutes a very substantial geochemical surface anomaly that measures 800 x 1,200 m. A total of 99 drill holes (9,343 m) have been completed in this anomaly and the drilling confirms the presence of several gently dipping mineralized gold zones extending from the surface. In addition, extensive trenching and pitting has been carried out on the Dabokrom Zone.

LEGAL MATTERS

A number of court cases between HBM and a local individual, who claims he is the legal holder of the HBM Gold Concession, have been concluded in the Corporation's favor. A court case instituted by HBM to finalize the title disputes between this individual and a number of other entities was heard by the High Court of Ghana during 2002-2003. The parties are awaiting the court's judgment, which is expected to be rendered in 2004. In the opinion of the Corporation's legal council in Ghana, the case appears in favor of HBM. This case is expected to conclude the legal disputes, which at times have disturbed field operations at the HB Gold Concession.

NON-CORE & NON- STRATEGIC ASSETS

PAMPLONA SULFUR DEPOSIT, PHILIPPINES (UNDER EXPLORATION PROGRAM)

PROPERTY DESCRIPTION AND LOCATION

The Pamplona sulphur deposit (the "Pamplona Sulphur Deposit") is located on the Philippine island of Negros, less than 5 km from a deep-sea port site. The deposit consists of a mixed sulfur-sulphide ore with both native sulphur and pyrite/marcasite. Access to the deposit is by a 12 km partially rehabilitated forest road from Amlan on the Southeast coast of Negros Island. The nearest domestic airport is in Dumaguete, approximately 40 km from the project site.

TITLE AND OWNERSHIP

The Philippine authorities, through the Department of Environment and Natural Resources, issued to Altai Philippines Mining Corporation ("Altai") on July 4, 2003 an exploration permit for the Pamplona Sulphur Deposit. The exploration permit is effective for a period of two years and is renewable for another two consecutive two-year terms, subject to the approval of submitted work plans and certain conditions.

Title to the deposit was granted to Altai to avoid any delay in the approval of the exploration permit. Altai has assigned all rights to the Pamplona sulphur property to Crew Minerals Philippines Inc. ("Crew Philippines"), a wholly owned subsidiary of the Corporation, through an option agreement dated September 1998 and an amendment to the option agreement dated November 21, 2002, the latter concerning a reduction of the anniversary fees and buy-out terms.

The exploration permit covers an area of 39 km(2) and is composed of two exploration permit areas named EP00007-VII and EXPA00068-VII. The Corporation acquired the Pamplona Sulphur Deposit in 1999 as a stand-alone project although it has the potential to enhance the economics of the currently dormant Mindoro nickel project. The formal assignment of the exploration permit to Crew Philippines is in preparation following the approval of the exploration permits.

PARTNERSHIP AGREEMENT

The Corporation is currently in discussions with a potential Philippine partner Philippine Phosphase Fertilizer Company ("Philippine Phosphase") for the development of the Pamplona Sulphur Deposit as a stand-alone mining operation. Although sulphur is produced in vast amounts by gas and oil refineries, the transportation costs amount to a significant proportion of all related expenditures. There is currently no sulphur domestically available in the Philippines and the Pamplona Sulphur Deposit may offer the Corporation an advantage over its non-domestic competitors. The general agreement with Philippine Phosphase regarding production relationships is still to be negotiated and test sampling will not be undertaken until an agreement is executed.

In the meantime, Philippine Phosphase has agreed to fund all expenditures regarding the bulk sampling and preparations relating to the development of the Pamplona Sulphur Deposit, including road rehabilitation, equipment rental and transport costs. The Corporation has agreed to pay for costs in relation to the permitting process which is now complete.

MINERAL RESOURCES ESTIMATES

The Pamplona Sulphur Deposit has 60 million tonnes of open-pitable measured mineral resources within a total mineral resource of 84 million tonnes with an average composition of 13.8% elemental sulphur and 17.0% sulphur as sulphide. Benguet Mining Corp. and Freeport-McMoran Copper & Gold Inc., the former concession holders, classified the deposit as a proven mineral reserve, but the Corporation has not completed an economic study on the deposit, and, therefore, has re-classified the resource as a measured and indicated mineral resource according to the JORC code. The resource evaluation was carried out on the basis of 178 diamond-core drill holes placed in a 60 m grid pattern.

WORK COMPLETED

Under the exploration permit Crew Philippines has been granted a permit for bulk sampling of 2,000 t of ore that is allocated for industrial testing. Crew Philippines has previously conducted positive resource verification drilling. During 2003, Crew Philippines fulfilled certain outstanding issues and other requirements relating to the issuance of the exploration permit and conducted detailed planning of the field activities required for the extraction of the 2,000 t bulk sample for testing at Philippine Phosphase's sulfuric acid plant in Leyte.

Work related to design of the open trench for sampling including the scheduling, planning of diversion of natural drainage and preparation of settling ponds for excess water that will accumulate in the pit. These settling ponds have to be neutralized with lime to avoid acid water from the pit to drain into the natural streams that feed irrigation systems further downstream.

The detailed work also comprised dimensioning of equipment and tools required as well as the repair and upgrade of the access road between the sample site and the shipping site some approximately 18 km away.

The company has received approval from all involved local municipalities and barangays along the route and also from the regional offices of Negros. A number of public meetings have been held to inform the public and invite to participation in environmental monitoring programs. The result of this work is full cooperation from local communities and support of the project.

The actual bulk sampling campaign has been postponed until October in order to avoid the peak monsoon period as it poses a risk for severe flooding of the pit and possible unwanted downstream contamination.

The purpose of the above test work is to examine the commercial and technical viability of the Pamplona Sulphur Deposit as a domestic supplier of sulphur to a major industrial partner. Subject to the results of the plant testing, the parties will start planning for regular production. The potential production volume is considered to be in the range of 2-4 million tonnes of ore per year, thus allowing Pamplona to operate as a profitable stand-alone mining operation. Average grade is 30% S and cut off is 18% S combined as native sulphur and sulphide.

SEQI OLIVINE DEPOSIT, WEST GREENLAND (DEVELOPMENT PROGRAM)

PROPERTY DESCRIPTION AND LOCATION

In April 2003, the Corporation acquired 100% of the mineral rights to the seqi olivine deposit ("Seqi Olivine Deposit"), a 14 km(2) property located 90 km North of Greenland's capital city of Nuuk. Furthermore, the deposit is located 600 m from tidewater in a protected fjord that provides year-round access for bulk carriers up to 100,000 dwt. The location and relatively simple nature of the operation allows for a short lead-time to production. Initial assessments indicate that a production rate between 1-2 million tonnes per year is viable.

The deposit has commercial potential as it consists of a homogenous olivine occurrence made up of 97% olivine with high purity and favourable chemical composition. The olivine occurrence is fully exposed and has been subject to limited drilling and surface sampling.

Olivine is an anhydrous magnesium-iron silicate, which is used extensively in iron-pellet production and with beneficial properties such as a high melting point, high density, heat capacity and hardness making olivine products suitable for a number of industrial applications.

THE OLIVINE LICENSE

In March 2003 the BMP granted to the Corporation an exclusive license for exploration of mineral resources at the Seqi Olivine Deposit. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act.

The license is an exclusive license for exploration of mineral resources (excl. hydrocarbons) for an area at Seqinnersuusaaq in West Greenland. The license is effective until December 31, 2007.

MINERAL RESOURCE AND RESERVE ESTIMATES

Open pitable, inferred resources, derived from drillings to about 50 m depth, are estimated at 46 million tonnes. Gravimetric studies have indicated a mineral resource potential in excess of 100 million tonnes. Results of the recent drilling program are expected to more accurately define the mineable reserves.

TITLE AND PERMITTING

The Corporation was granted an exclusive exploration permit for the Seqi Olivine Deposit by the BMP. The fees have been paid and the title formally signed by the chairman of the Greenland Home Rule Assembly on April 24, 2003. The permit allows the Corporation to conduct drilling and driving in the terrain of the license starting on August 11, 2003.

PARTNERSHIP AGREEMENT

In July 2003, the Corporation entered into an agreement with Minelco AB ("Minelco"), a subsidiary of leading iron ore producer LKAB of Sweden, to develop a bankable feasibility study ("Bankable Feasibility Study") for the Seqi Olivine Project. The Corporation will be responsible for the management of further drilling and for the Bankable Feasibility Study, whereas Minelco will cover all costs. Furthermore, as a part of the agreement, Minelco has (subject to the completion of the Bankable Feasibility Study) an option to buy 51% of the Seqi project by carrying all capital expenditures related to the development of a mining operation as defined by the Bankable Feasibility Study . The Seqi Olivine Project will be organized in a separate Greenlandic company owned 51% by Minelco and 49% by the Corporation and with the Corporation as the preferred operator.

WORK CONDUCTED

Shortly after execution of the aforesaid agreement, Crew Development Greenland A/S commenced site operations and deployed drilling equipment and personnel. In total, 10 people were transported to the site in August 2003 and drilling started immediately. The 22 hole program has now been completed giving a total length of 2,230 m. The drilling program started in the westernmost half of the deposit and was drilled with the company's tracked GM200 drill, while drilling in the Eastern half of the deposit was undertaken by Midwest Drilling using helicopter support. The generally steeper terrain in the eastern part of the deposit necessitated use of the helicopter-supported drill.

The drill holes were angled about 65 DEG. and are on average 100 m in length, the longest being approximately 150 m. Each hole is marked and the casing is left in the hole to allow extension, if needed. The drilling program positioned the holes in a grid with a nominal distance of 80-100 m. The resource evaluation will commence as soon as the results of sample analyses are available. The current drilling program is expected to allow a detailed evaluation of the resources and design of the open pit.

Preliminary results, based on visual inspection of the drill cores, suggest that the Seqi Olivine Deposit is remarkably homogeneous throughout and the cores show very limited alteration. All holes have ended in homogenous ore, open towards depth.

The drilling and support personnel were housed on a boat that served as living quarters and had facilities for catering and other support. Transport to the coast is by dinghy. A small camp has been established to service the site and store drill cores and samples.

A detailed topographic survey of the deposit has been completed and a new topographic map with 1 m contours is being prepared. The surveying includes the position of all drill sites and an extension of the survey will cover the industrial area, camp and loading facilities. The survey grid has been tied to the national grid and the coordinates are given by the Universal Transverse Mercator Coordinate System using a WGS 84, Zone 23 datum. The on-site geologist is completing a detailed geological map that will form the basis for resource calculation and pit design.

The Corporation has also commenced marine investigations with regard to the permitting of taking large commercial ships into the Fiskefjord area. The Danish Navy surveyed the fjord system in detail in 1970's but the results were never published. This mapping has now been retrieved and further studies, including a program for navigation markings, are being prepared as well as applications for getting official charts published for the route.

The previous studies indicated that the fjord system may allow navigation of even fairly large ships (up to 100,000 DWT). The fjord, however, has very strong currents, and navigation has to be negotiated with the tide. The route in and out is remarkably straight and only in one place requires a 60 DEG. turn that can be smoothened through an alternative route around a small island. Because of strong tide currents the fjord does not freeze over in wintertime and only the innermost portion, near the deposit, may have some ice during winter. Using ice-class vessels for the shipment of olivine from site, accompanied by a tug/icebreaker, will accommodate this icing problem.

METOREX LIMITED, SOUTH AFRICA (OPERATION)

OWNERSHIP

As of September 1, 2003, the Corporation's interest in Metorex, held through its Mauritius subsidiary, was 5.34%. Metorex is a South African mining house that owns and operates the following seven mines and two development projects in
Africa:

CONSOLIDATED MURCHISON MINE

The Consolidated Murchison mine is a gold-antimony producer, which has been in operation since 1937. Metorex acquired the mine by from JCI Limited in 1997. The mine occurred profits of ZAR 24,517 for the year ending June 30, 2003.

CHIBULUMA MINES PLC

Production of copper and cobalt from the Chibuluma West underground operation ("Chibuluma West") was below that of the previous year due to tonnage and grade shortfalls during the first half of the financial year. The decline in the copper price resulted in the loss from mining operations of ZAR 6.1 million for the year ending June 30, 2003. Ongoing underground exploration drilling has indicated the Chibuluma West reserves to represent a further life of approximately two years.

The Chibuluma South project ("Chibuluma South") was placed on "care and maintenance" status due to the deterioration in the copper price and high operating and treatment costs of the oxide ore concentrate. The feasibility on the development of the quality Chibuluma South sulphide ore body has been reworked and investigations into introducing a joint venture partner to finance the development of this ore reserve is underway.

VERGENOEG MINING COMPANY (PTY) LTD.

Vergenoeg Mining Company (Pty) Ltd. ("Vergenoeg") operates a fluorspar ore mine approximately 65 km northeast of Pretoria in South Africa. Metorex acquired Vergenoeg from Bayer AG in May 1999 following an international tender process. According to current mining rates, the mine likely has a remaining life in excess of 50 years.

Vergenoeg is the single largest fluorspar resource in the world, representing approximately 10% of the world's total fluorspar resources. Mining of this deposit has taken place for 40 years and, as such, the deposit is well known.

Minerales Y Productos Derivados SA, a Spanish producer and consumer of fluorspar, is a partner in this project alongside Metorex and holds 30% of Vergenoeg. The mine made a profit of ZAR 13,225 for the year ending June 30, 2003.

MARANDA MINES LTD.

Metorex holds a 100% interest in Maranda Mines Ltd. ("Maranda"), which in turn owns a zinc and copper mine situated in the Tzaneen area of South Africa's Northern Province. The mine has been in operation since 1991. Zinc concentrate is sold to Zincor Corporation of South Africa Limited, a zinc refinery in South Africa. The copper concentrate produced by Maranda is smelted by O'okiep Mine (see below) of South Africa. The mine incurred a loss of ZAR 1,729 for the year ending June 30, 2003.

O'OKIEP COPPER CO. LTD.

In October 1998, Metorex acquired from Gold Fields of South Africa Limited a 100% interest in O'okiep Copper Co. Ltd. ("O'okiep Copper"). O'okiep Copper holds the rights to the Nigramoep underground copper mine as well as the nearby Nabakeep smelter, where the concentrate is smelted. The Nigramoep mine was closed in 2002 and had been in production since 1940.

In addition to smelting concentrates from the Maranda mine, Nabakeep smelts toll and custom concentrates sourced from local and international markets producing blister copper. In order to maintain smelting efficiencies, 40,000 to 50,000 t of copper concentrate per annum is toll treated at the smelter. The mine made a profit of R 8,167 for the year ending June 30, 2003.

WAKEFIELD INVESTMENTS (PTY) LTD.

Metorex holds a 100% interest in Wakefield Investments (Pty) Ltd. ("Wakefield"). Wakefield comprises three collieries, namely Leeuwfontein, Bankfontein and Lakeside. The collieries are all situated in the Kendal area of Mpumulanga and jointly produced 2.1 million run of mine tonnes of coal at an average yield of 60% to produce 1.3 million tonnes of saleable coal. This coal is mainly sold to local industrial markets and domestic users. The mine made profit of ZAR 13,148 for the year ending June 30, 2003.

ASIA PACIFIC RESOURCES LTD, CANADA

Asia Pacific Resources Ltd. ("Asia Pacific") is a New Brunswick company listed on the Toronto Stock Exchange. The Corporation presently holds 6.8 million shares in Asia Pacific representing approximately 1.5% of the total number of issued and outstanding shares of Asia Pacific. Asia Pacific holds a 90% interest in Asia Pacific Potash Corporation Ltd., a Thai company, which owns 100% of a major potash deposit in north-eastern Thailand.

Asia Pacific completed a financial restructuring in 2002, which included the conversion of all of its outstanding debentures into common shares and the issuance of additional common shares through private placements. As part of this restructuring, due to commitments entered into on October 8, 2001 by the previous management, the Corporation invested an additional CAD 5 million into Asia Pacific. Due to the dilution of its interest as a result of the debenture conversion during 2002 and the prolonged period in which there had been a substantial decline in value of Asia Pacific shares, the Corporation determined that an indication of impairment had occurred and recorded a provision for loss in value of the investment of CAD 19,593,056 during the year ended June 30, 2002.

At June 30, 2003, the Corporation held approximately 1.5% (2002 - 7%) of Asia Pacific with a carrying value of CAD 1,730,760 (2002 - CAD 4,950,000). During the year ended June 30, 2003, management determined that this investment would not be held as a long-term investment and, accordingly, the investment has been reclassified as a short-term investment. As of June 30, 2003, the market value of the investment in Asia Pacific was CAD 2,887,350 less than its carrying value and resulting in the Corporation recording a provision for this decline in value. During the year ended June 30, 2003, the Corporation disposed of 4,154,000 shares of Asia Pacific for cash proceeds of CAD 303,777, resulting in a loss on disposal of CAD 28,133.

MINDORO NICKEL CONCESSION, PHILIPPINES (TEMPORARILY DORMANT)

PROPERTY DESCRIPTION AND LOCATION

The Mindoro Nickel Concession (the "Mindoro Nickel Project") is approximately 97 km(2) and is located on Mindoro Island in the Philippines, approximately 200 km south of Manila, where the nickel and cobalt-bearing laterite deposit is developed along the foothills of the central mountains of the island approximately 30 km from the coast. The property is accessible via a 6 km dirt road from paved public roads in Mindoro Oriental between Calapan and Victoria.

OWNERSHIP

The Mindoro Nickel Project is owned by the Corporation through Crew Norway's indirect interest in Crew Minerals (Phil.), Inc. ("Crew Minerals").

The Corporation received an exploration permit for the Mindoro Nickel Project in 1997 from the Filipino Department of Energy and Natural Resources (the "DENR"), which was renewed in February 1999 for a period of two years. In early 2001, the key section of the concession was granted by the Philippine DENR Secretary a Mineral Production Sharing Agreement ("MPSA") whereby the Corporation was granted the exclusive right for 25 years to develop the property into a mine. The MPSA covers the area where the Corporation, following extensive work, had defined a measured and indicated resource of 73 mill tonnes with 0.94% Ni and 0.06% Co.

The Corporation signed on June 29, 1999 a memorandum of understanding with 25 Mangyan leaders of the Alangan tribe in Oriental Mindoro and the National Commission on Indigenous Peoples. This memorandum of understanding outlined that the Corporation shall pay a royalty of 2% of the gross output for community development and socio-economic well being of the Mangyan tribes who traditionally utilize the coverage area.

In July 2001, the MPSA was cancelled unexpectedly by the then newly appointed DENR Secretary, without due process. The Corporation has appealed the cancellation to the Office of the President and has also considered filing an appeal under the Foreign Investment Protection Agreement between Canada and the Philippines.

Following changes in the Government during 2002-2003, the Philippine government's attitude to mining has greatly improved and the Secretary for Mines and Energy, who cancelled the Mindoro MPSA, has been replaced.

As a result of the cancellation of the MPSA, the Corporation temporarily suspended all work on Mindoro Nickel Project, until the outcome of its appeal. In the meantime, the Corporation has opened discussions with several potential local partners about the further development of the Mindoro Nickel Project. It is widely known that the project hosts large and well documented nickel deposits in the Philippines and the project is known to major nickel producers. The Corporation has used the cancellation to postpone further development of the project until such time as the industry accepts the usage of nickel leach technology.

The Corporation has opened discussions with a number of local and foreign groups with respect to a potential partnership to further develop the Mindoro Nickel Project. The Corporation has received numerous expressions of interest and certain groups have conducted a due diligence review of the project.

GEOLOGY

The Mindoro Project is based on an extensive nickel-laterite mineralization derived from deep weathering of ultramafic host rocks, primarily dunite and peridotite. Nickel and cobalt, when released by chemical weathering of the rocks, have accumulated in secondary minerals of the well-developed weathered rock profile.

Nickel occurs in two principal ore types, limonite ore and saprolite ore, both of which are parts of a tropical laterite profile. Limonite is the red-weathered clayey soil, which typically occupies the upper 5 m of the soil profile and which often has high iron and cobalt grades. Saprolite is the underlying zone of deeply weathered and transformed rock, which usually hosts the highest nickel grades. The saprolite zone is typically 5-15 m thick. Both these ore types are developed in the Mindoro Project although in the past resource calculations only the limonite portion was included.

MINERAL RESOURCE AND RESERVE ESTIMATES

The Corporation has defined a measured and indicated mineral resource of 72.6 million DMT with an average "in-situ" grade (i.e. before upgrading/beneficiation) of 0.94% nickel and 0.06% cobalt, including 21.4 million DMT at 1.2% nickel and 0.06% cobalt primarily hosted in limonite and transitional saprolite. The global resources are in excess of 200 million DMT, including the inferred mineral resources derived from surrounding areas that are drilled on a much wider exploratory grid. This drilling is unevenly spaced in 200-500 m intervals. Mr. Jon S. Petersen, M.Sc. (Vice President, Exploration) supervised the resource calculation according to JORC code and the calculation was independently reviewed by International Mining Consultants ("IMC").

                   RESOURCE CATEGORY                     TONNES (DMT)          NICKEL %              COBALT %

                   Measured & indicated resources          72,671,396            0.94                  0.06

                   Inferred mineral resources             134,913,832            0.90                  0.09

PRE-FEASIBILITY STUDY

An independent pre-feasibility study ("Mindoro Pre-Feasibility Report") was prepared by Kvaerner-Davy in August 1998, which reports that the resource evaluation at the Mindoro Nickel Project is homogenous and has the potential of supplying ore for at least 30 years of nickel-cobalt production. The Mindoro Pre-Feasibility Study estimates that the Mindoro Nickel Project has the capacity of supplying 40,000 t of nickel per year at a projected cash cost of USD 1.06 per pound of nickel or USD 0.30 per pound of nickel after cobalt credits.

RINGVASS0Y GOLD PROJECT, NORWAY (DORMANT ASSET)

PROPERTY DESCRIPTION AND LOCATION

The Ringvassoy gold project (the "Ringvassoy Gold Project") is located in an Archean Greenstone belt, covering 250 km(2) in northern Norway. Access to Ringvassoy Gold Project is by public paved roads from Tromso, a regional city in northern Norway. The gold mineralization is associated with quartz veining and previous exploration by several groups, including the Corporation, has revealed widespread occurrence of anomalous gold in stream sediments.

OWNERSHIP

Crew Norway was a party to an agreement with Northern Shield Resources Inc., a private Canadian junior exploration company, whereby 50% of the Ringvassoy Gold Project could be earned in by Northern Shield Resources Inc. by completing exploration work amounting to $750,000 over two years. In late 2003, however, Northern Shield Resources Inc. terminated the agreement due to a lack of funds to cover its work commitments. As a result, Crew Norway is the sole owner of the property.

The property, consisting of 53 claims (about 14 km(2)), was acquired by the Corporation in 1999 and maintained with changing claim holding since then Annual claim adjustments reflect the results of the exploration program.

MINERAL RESOURCE AND RESERVE ESTIMATES

The Ringvassoy Gold Project is an early-stage exploration project and has currently no defined resources.

WORK COMPLETED

The work in the summer of 2002 included a detailed helicopter-borne multidisciplinary geophysical survey and geological mapping and sampling, which were funded by Northern Shield Resources Inc. on an earn-in basis. The results of the geophysical survey were encouraging as the data revealed a number of large contrasting anomalies attributable to electrical and electromagnetic conductors, which may reflect potential mineralization.

C.       REGULATORY FRAMEWORK

MINERAL EXPLORATION IN GREENLAND

Exploration and mining in Greenland are subject to the Danish Mineral Act.

According to the Danish Mineral Act, all exploration in Greenland requires a prior exploration license from the BMP. In order to be granted an exploration license, an application must be sent to the BMP and approved by both the Joint Committee for Greenland and the Danish Minister for Environment and Energy. An exploration license may only be granted to entities domiciled in Greenland and comprised by Greenland taxation that are exclusively carrying out activities under the exploration license and are not subject to joint taxation. Further, it is a requirement that the applicant have the necessary expert knowledge and financial background with respect to the exploitation activities. Before an exploration license is granted, the BMP must approve certain plans for the exploration (e.g. exploration plans, environmental plans and safety plans). An exploration license is granted for a specified area and in most cases for a period of up to 10 years, which period may be extended up to a total period not exceeding 50 years. An exploration license expires if no exploration work is carried out.

Generally, an exploration license covers all mineral resources except hydrocarbons and radioactive elements and the license holder has the exclusive rights to minerals identified in the exploration area.

The license holder may be obliged to spend certain amounts of money on exploration in the exploration area per year and the exploration license may be subject to certain further conditions. There are no production royalties in Greenland but a yearly license fee may payable to the BMP.

The license holder is entitled to a subsequent mining license, if: (i) the license holder identifies minerals, which the license holder intends to exploit commercially; (ii) the license holder provides duly documentation for viable commercial exploitation to the BMP; and (iii) the BMP approves certain further required plans (e.g. safety plans, mining plans, environmental plans and plans for mine closure). The BMP may require security for closure of the mine and clean up. A mining license is generally granted for a period of 30 years.

MINERAL EXPLORATION IN THE PHILIPPINES

A new mining law Republic Act 7942 "PHILIPPINE MINING ACT OF 1995" was introduced in March 1995 and the revised implementing rules and regulations DAO 96-40 were issued in 1996. According to the new mining law, an exploration permit ("EP") can be applied for by domestic or foreign owned companies. The maximum area for an EP is 162 million m2.

An EP is issued for two years after fulfilment of all relevant requirements. The permit can be renewed for two additional two-year terms, upon the approval of the Secretary of the DENR. The EP gives the right to prospect, survey, and carry out drilling and limited test operations in accordance with submitted work-programs. The EP secures the mineral right over the claimed area and it can be converted into a MPSA or a Financial and Technical Assistance Agreement after completed feasibility. An MPSA or FTAA is valid for 25 years renewable for an additional 25 years.

MINERAL EXPLORATION IN NORWAY

The 1972 NORWEGIAN MINING ACT divides minerals into two groups: claimable and non-claimable. Claimable minerals are metal-bearing and are owned by the state. Non-claimable minerals on the other hand, are industrial minerals and are owned by the landowner.

Any person or company that belongs to the European Economic Area is allowed to claim the mineral rights to an area. A single claim area is limited to 300,000 m(2) with the longest side not to exceed 1,200 m. There is no limit as to the number of claims allowed. The claiming procedure is as follows: A pre-claim (muting) is registered first and may be held for seven years, with a possible three-year extension. A pre-claim is succeeded by a claim which may be held for 10 years, with a possible 10-year extension.

Pre-claim holders have the right to prospect, survey, and carry out drilling and limited test operations. Claim holders can carry out development including test mining of up to 10,000 t of crude ore annually. If a claim holder believes that the claim area holds a feasible mineral deposit, a mining operation may be started after a number of conditions are fulfilled. Among these, a new mining operation requires permission from the agriculture and forest authorities in relation to the Planning and Building Act concerning pollution of the environment.

Today the Corporation holds pre-claims covering large areas of Roros and Meraker, which are included in the Roros Project. These concessions are valid until 2005-2006. There are no production royalties for mining licences in Norway.

MINERAL EXPLORATION IN GHANA

The legislative framework for mining in Ghana is laid down in the Minerals and Mining Law as amended by the Minerals and Mining Amendment Act 1993, and modified by the provisions of the Constitution of 1993 (the "Constitution"). Within this legal framework, Ghana is the owner of all minerals occurring in their natural state within its land and sea territory. Regardless of who owns the land upon or under which minerals are situated, the exercise of any mineral right requires, by law, a licence to be granted by the Minister for Mines who acts as an agent of Ghana for the exercise of powers relating to minerals. Mineral rights are legally defined to include the rights to reconnoitre, prospect for and mine minerals. The Minister of Mines is also authorised to exercise, within defined limits, powers relating to the transfer, amendment, renewal, cancellation and surrender of mineral rights. The powers conferred upon the Minister of Mines must be exercised contingent upon the advice of the Minerals Commission, which has the authority under the Constitution to regulate and manage the utilisation of mineral resources and co-ordinate policies in relation to minerals. Law 153 specifies the forms of mineral rights that the sector Minister is empowered to grant, the duration of the grant, the size of the concessions, and eligibility criteria for the grantee, as well as the procedure for application for mineral rights. The Minerals and Mining Law also spells out in broad terms the rights and obligations of a holder of a mineral right and the terms and conditions upon which each mineral right grant should be made. A mineral right granted is not transferable or tradable in any form except with the prior written consent of the Minister of Mines.

D.       BREAKDOWN OF TOTAL REVENUES BY CATEGORY OF ACTIVITY AND GEOGRAPHIC
         MARKET

For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Notes
16 to the Consolidated Financial Statements.

E.       ORGANIZATIONAL STRUCTURE

The following diagram sets forth the intercorporate relationships among the Corporation and certain of the Corporation's subsidiaries as at June 30, 2003:

                                    [GRAPHIC]

F.     PROPERTY, PLANTS AND EQUIPMENT

For information regarding the material tangible fixed assets of the Corporation, including leased properties, please see Notes 3 and 7 of the Consolidated Financial Statements, and Item 4.B "Information of the Corporation - Business Overview". For a discussion of any environmental issues that may affect the Corporation's utilization of the aforementioned assets, please see Item 3.D "Key Information--Risk Factors--Mineral Exploration and Development".

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

OVERVIEW

During the previous year, the Corporation experienced a change in composition and control of the Board and management of the Corporation. New management placed a new strategic focus on developing and operating gold and precious metals assets directly owned by the Corporation.

For further information regarding the operating and financial prospects of the Corporation, please see Item 4.A "Information of the Corporation--History and Development of the Corporation".

RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Corporation and all of its subsidiaries, as referred to in Note 2(a) of the Consolidated Financial Statements. The Consolidated Financial Statements are denominated in Canadian Dollars and have been prepared in accordance with Canadian GAAP. The Canadian GAAP conforms to U.S. GAAP in all material respects, except as described in Note 19 to the Consolidated Financial Statements.

2003 FISCAL YEAR COMPARED TO 2002 FISCAL YEAR

For the year ended June 30, 2003, the Corporation incurred a net loss of $18.9 million ($0.14 per share), compared with a net loss of $40.7 million ($0.31 per share) for the year ended June 30, 2002.

During the year ended June 30, 2003, the Corporation held an equity interest in its investment in Metorex and therefore no longer consolidates the results of operations in Metorex, as compared with June 30, 2002, where mineral sales, cost of sales and amortization arose from the consolidation of the results of operations of Metorex for the 10 months ended April 30, 2002.

Administrative, office and general expenses for the year ended June 30, 2003, amounted to $5,268,364 compared with $7,818,225 (excluding Metorex) for the year ended June 30, 2002. During the year ended June 30, 2002, the Corporation incurred substantial non-recurring expenses related to changes to the composition of the Board and senior management. Administrative, office and general expenses for 2002 included $1.6 million of non-recurring contract termination payments to former officers and directors of the Corporation, and non-recurring engagement fees payable to the Corporation's new management.

Professional fees for the year ended June 30, 2003 amounted to $1,723,320 compared to $1,857,503 for the year ended June 30, 2002. Included in the professional fees are costs of $600,243 for the year ended June 30, 2003, relating to corporate reorganization, bank financing for the Nalunaq Gold project and formation of the new company for such project. Included in the professional fees are costs of $810,000 for the year ended June 30, 2002, related to the proxy contest and related litigation for control of the Board.

Interest expense for the year ended June 30, 2003 amounted to $266,626 compared to $1,530,963 for the year ended June 30, 2002 (of which $1,530,785 arises on consolidation of Metorex). The increase in interest expense during the current fiscal year arises on interest due to the minority shareholders of Nalunaq Gold Mine A/S and interest due on the promissory notes to related parties.

Effective June 15, 2003, the Corporation acquired a 20% interest in Barberton for a total cash injection of $5.13 million. The Corporation's 20% equity earnings for the 15 days from acquisition amounted to $91,046 (2002 - Nil).

LOSS ON INVESTMENT IN METOREX:

                                                                              Year ended             Year ended
(ALL FIGURES EXPRESSED IN CANADIAN DOLLARS)                                  June 30, 2003          June 30, 2002
                                                                             -------------          -------------
    Equity earnings from investment                                           $  1,051,967          $  1,549,819

    Dilution loss                                                                        -            (1,133,928)

    Losses on disposals of interest                                             (4,140,463)           (1,071,479)

    Provision for impairment of investment                                      (1,143,555)           (7,381,185)

    Loss on investment in Metorex before exchange loss realized on              (4,232,051)           (8,036,773)
    disposals

    Foreign exchange loss realized on disposals                                  (1,216,709)             (774,725)
                                                                               -------------          ------------

LOSS ON INVESTMENT IN METOREX LIMITED                                           $(5,448,760)          $(8,811,498)
                                                                               -------------          ------------

The equity earnings for the year ended June 30, 2003, represent the Corporation's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41%, and from October 22, 2002 to June 15, 2003 at 21%. The equity earnings for the year ended June 30, 2002, represent the Corporation's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002 at 41%.

In a private placement completed April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $8,515,978. This transaction reduced the Corporation's interest in Metorex from 53% to 46% and resulted in the Corporation incurring a loss on dilution of its investment of $1,133,928.

In three separate transactions during the year ended June 30, 2003, the Corporation sold a total of 48,208,412 shares of Metorex for cash proceeds of $21,333,405, resulting in total losses on disposal of $4,140,463 and a reduction in the Corporation's interest in Metorex from 21% to 5.34%. During the year ended June 30, 2002, the Corporation disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040, resulting in a loss on disposal of $1,071,479.

At June 30, 2003, the investment in Metorex was held as short-term investment. At June 30, 2003, the Corporation recorded a provision for the decline in the value of its investment of $1,143,555. Furthermore, the Corporation recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex.

Included in the loss of investment in Metorex are foreign exchange losses of $1,216,709 for the year ended June 30, 2003 and $774,725 for the year ended June 30, 2002, which arises on the reduction for the portion of the translation adjustment realized related to the disposals and dilution of interest in Metorex.

During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Corporation recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

EXPLORATION AND DEVELOPMENT ACTIVITIES

During the year ended June 30, 2003, due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Corporation wrote down its investment in the geothermal project to $1, resulting in a provision for impairment of $2,897,355. During the year ended June 30, 2002, the Corporation recorded a loss on dilution of geothermal asset of $1,503,055.

On September 30, 2003, pursuant to an agreement dated September 3, 2003, the Corporation sold all of its shares in NPGP to an individual who was an officer and former director of NPGP.

During the year ended June 30, 2003, management determined that the investment in Asia Pacific should be reclassified as a short-term investment. At June 30, 2003, the market value of the investment was $2,887,350 million less than its carrying value and, accordingly, the Corporation recorded a provision for decline in value. During the year, the Corporation disposed of 4,154,000 shares of Asia Pacific for cash proceeds of $303,777, resulting in a loss on disposal of $28,133. During the year ended June 30, 2002, due to the continued weakness in Asia Pacific's stock price the Corporation determined that this impairment was other than temporary and as a result recognized a provision for loss on this investment in the amount of $19,593,056.

Included in the loss for the year ended June 30, 2002 is a provision for impairment of other mineral property interest relating to the R0ros Project of $5,009,878. Due to current depressed zinc and copper prices the Corporation decided to suspend further exploration activities and therefore has written down the value of this project. Also included in the loss for the year ended June 30, 2002 are costs related to Mindoro Nickel Project. The majority of the cost, relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities related to the project following the cancellation of the Corporation's licence to develop a significant portion of this project in July 2001. Effective April 2002, the Corporation withdrew all activities and temporarily placed the Mindoro Nickel Project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Corporation's appeal to reinstate the MPSA. The Corporation has received information that the appeal has now been reviewed, and that the President's office will issue a response in the near future. No further development work will be completed until the appeal to reinstate the MPSA has been concluded.

During the year ended June 30, 2003, in order to centralize in one location the Corporation's executive management and key operational and administrative functions, the Corporation incurred restructuring costs in the amount of $593,127 (2002 - Nil). Included in the restructuring costs are $131,558 relating to severance costs in connection with the closure of the Vancouver offices and $285,135 in lease exit costs relating to remaining committed lease payments net of expected sub-lease revenue.

Included in the loss for the year ended June 30, 2003 is foreign exchange loss of $119,409 compared with a foreign exchange gain of $1,510,820 for the year ended June 30, 2002. The foreign exchange gain in fiscal 2002 is a result of a realized foreign exchange gain on Norwegian Kroners held at the beginning of fiscal 2002. Most of the Corporation's funds at the end of fiscal 2002 and 2003 were held in Canadian Dollars, thereby reducing the foreign exchange exposure.

The Corporation prepared the Consolidated Financial Statements in accordance with Canadian GAAP which differs in certain respects from those principles which the Corporation would have followed had the Consolidated Financial Statements been prepared in accordance with U.S. GAAP. The major differences between Canadian and U.S. GAAP which effect the Corporation's consolidated net income for the year-ended June 30, 2003 are as follows:

(a) a $1.6 million reduction in net loss due to the reversal of the loss on the NPGP geothermal asset which was recognized under U.S. GAAP in prior years, partially offset by additional exploration expenses which were capitalized for Canadian GAAP but expensed under U.S. GAAP in 2003;

(b) a $4.0 million reduction in net loss due to the treatment of the investments in Metorex and Asia Pacific as available for sale investments under U.S. GAAP; and

(c) a $1.1 million increase in net loss due to an additional foreign exchange loss realized on the disposal of a portion of the Metorex investment under U.S. GAAP.

Please see Note 19 of the Consolidated Financial Statements for full details of the reconciliation to U.S. GAAP.

2002 FISCAL YEAR COMPARED TO 2001 FISCAL YEAR

For the year ended June 30, 2002, the Corporation incurred a net loss of $40.7 million ($0.31 per share), compared with a net loss of $26.3 million ($0.26 per share) for the year ended June 30, 2001, on mineral sales of $111.7 million ($79.7 million in 2001). All of the Corporation's revenues in 2002 and 2001 arise from the consolidation of the Metorex operations which are summarized below:

                            COMMODITY SALES - METOREX

                                                                ------------------------------------------------------
                                                                          2002                         2001
                                                                --------------------------   -------------------------
  Copper                       Tonnes                                     22,852                       22,404
  Coal                         Tonnes                                  1,271,444                    1,428,606
  Zinc                         Tonnes                                     12,929                       12,554
  Gold                         Kilograms                                     949                        1,146
  Antimony                     mtu                                       542,934                      409,202
  Fluorspar                    wmt                                       141,360                      137,160
  Cobalt                       Tonnes                                        100                          116
  Manganese                    Tonnes                                     23,988                       19,026

                               REVENUES - METOREX
                      (IN THOUSANDS OF SOUTH AFRICAN RAND)

                                                                                 YEAR ENDED JUNE 30
                                                                ------------------------------------------------------
                                                                          2002                         2001
                                                                --------------------------   -------------------------
  Copper                                                                 328,217                      284,435
  Coal                                                                   122,928                      116,685
  Zinc                                                                   105,774                       98,415
  Gold and Antimony                                                      121,661                      109,597
  Fluorspar                                                              119,746                       82,846
  Cobalt                                                                  15,558                       20,723
  Other                                                                    6,441                        7,557
  SUB-TOTAL                                                              820,325                      720,258
  Less: realization costs                                                127,895                      106,460
  REVENUES                                                               692,427                      613,798

The operating results of Metorex included in the consolidated financial statements consist of the following revenues and net income:

                               REVENUES - METOREX
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                 YEAR ENDED JUNE 30
                                                                ------------------------------------------------------
  Segment                                                                 2002                         2001
                                                                --------------------------   -------------------------
  Copper                                                                  44,520                       33,222
  Coal                                                                    15,735                       13,743
  Zinc                                                                    18,340                       12,978
  Gold and Antimony                                                       16,011                       10,897
  Fluorspar and other                                                     17,125                        8,862
                                                                --------------------------   -------------------------
  TOTAL MINERAL SALES                                                    111,731                       79,702
                                                                --------------------------   -------------------------

                           NET INCOME (LOSS) - METOREX
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                 YEAR ENDED JUNE 30
                                                                --------------------------   -------------------------
  Segment:                                                                2002                         2001
                                                                --------------------------   -------------------------
  Copper                                                                  (2,534)                       5,711
  Coal                                                                    (1,623)                      (1,061)
  Zinc                                                                     1,105                          109
  Gold and Antimony                                                          814                          258
  Fluorspar and other                                                      3,221                        1,329
                                                                             983                        6,346
  Exploration and development activities                                 (27,101)                     (28,753)
  Unallocated corporate items                                            (14,633)                      (3,877)
                                                                ==========================   =========================
  TOTAL                                                                  (40,751)                     (26,284)
                                                                ==========================   =========================

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

The increase in "head office interest and other income" from 2002 over 2001 is primarily a result of a realized foreign exchange gain of approximately $1,634,000 (2001 - loss of $800,000) on Norwegian Kroners held at the beginning of fiscal 2002. At June 30, 2002, most of the Corporation's funds were held in Canadian Dollars, thereby reducing the foreign exchange exposure.

Administrative costs (excluding African operations) increased from $6.6 million in 2001, to $10.1 million in 2002. Included in 2002 administrative costs were substantial non-recurring expenses related to a change in control of the Board and senior management of the Corporation. Professional fees include $810,000 (2001 - Nil) of non-recurring professional fees related to the change of management of the Corporation and related litigation thereto. Also included in the professional fees are $222,000 (2001 - Nil) of advisory fees related to corporate tax planning for the Corporation. Administration, office and general expenses include $1,592,000 (2001- Nil) of non-recurring contract termination payments to former officers and directors of the Corporation and consulting and non-recurring engagement fees payable to the Corporation's senior management.

Included in the loss for 2002 is a provision for impairment of the Corporation's long-term investment in Asia Pacific in the amount of $18,048,177 net of future income tax recovery of $1,544,879 (2001 - Nil). Due to continued weakness in Asia Pacific's stock price the Corporation determined that the decline in value was other than temporary and as a result recognized a provision for loss on this investment. Also included in the loss for 2002 is a provision for impairment of mineral property interest relating to the R0ros Project of $3,900,793, net of a future income tax recovery of $1,109,085 (2001 - Nil). Due to current depressed zinc and copper prices the Corporation decided to suspend further exploration activities and therefore has written down the value of this project.

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

The Corporation prepared the Consolidated Financial Statements in accordance with Canadian GAAP which differs in certain respects from those principles which the Corporation would have followed had the Consolidated Financial Statements been prepared in accordance with U.S. GAAP. The major differences between Canadian and U.S. GAAP which effect the Corporation's consolidated financial statements for the year-ended June 30, 2002 are as follows:

(a) a $3.3 million greater provision for impairment of investment in Asia Pacific (held by Botswana Diamondfields Incorporated), caused by a higher pre-provision U.S. GAAP carrying value of Botswana Diamondfields Incorporated;

(b) a $10.0 million (2001 - $7.7 million) charge to earnings for mining exploration expenditures expensed under U.S. GAAP and capitalized under Canadian GAAP;

(c) a $14.3 million lower provision for impairment of the Corporation's investment in Asia Pacific as this amount was recorded as a provision for impairment in the year-ended June 30, 2001 for U.S. GAAP purposes; and

(d) a $2.9 million lower loss on investment in Metorex due to a previously lower carrying value of this investment under U.S. GAAP.

Please see Note 19 of the Consolidated Financial Statements for full details of the reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES OF THE CORPORATION

The Consolidated Financial Statements include the accounts of the Corporation and all of its subsidiaries, as referred to in Note 2(a) of the Consolidated Financial Statements. The Corporation prepared the Consolidated Financial Statements in conformity with Canadian GAAP, which conforms in all material respects to U.S. GAAP, except for those items disclosed in Note 19 to the Consolidated Financial Statements. The Corporation has detailed the differences, and has also provided a reconciliation of the differences, between U.S. and Canadian GAAP in Note 25 to the Consolidated Financial Statements.

The preparation of the Consolidated Financial Statements requires the Corporation to make estimates and judgments that affect its reported amounts of assets, liabilities, revenues and expenses. The carrying values of the Corporation's investments and mineral property interests are based on estimates. Furthermore, on an ongoing basis, the Corporation evaluates its estimates, including those related to asset impairment and contingencies. These estimates are all based on information that is currently available to the Corporation and on various other assumptions that it believes to be reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and the impact on the Consolidated Financial Statements of future periods could be material. Actual results could vary from those estimates under different assumptions and conditions.

The Corporation lists all of its significant accounting policies in Note 2 to the Consolidated Financial Statements and has identified the following accounting policies which are believed to be the most critical in fully understanding and evaluating the reported financial results.

VALUATION OF MINERAL PROPERTY INTERESTS

Under Canadian GAAP, all costs related to the acquisition and exploration of mineral properties, including the Nalunaq project, are capitalized until either commercial production is established, a property is abandoned or there is an indication that the capitalized costs of a property are improved.

The Corporation reviews the carrying value of each property on a regular basis for evidence of impairment. The carrying value of the Nalunaq mineral property interest was compared to the estimated undiscounted future cash flows from the Corporation's mine plan. The mine plan is based primarily on the results of the Nalunaq Feasibility Study. The review of the carrying value of the other mineral property interests is made generally by reference to the timing of exploration work, work programs proposed and the exploration results achieved by the Corporation and others. When the carrying value of a mineral property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

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

VALUATION OF INVESTMENTS

Management regularly reviews the carrying value of the Corporation's other investments, such as the investments in Metorex, Asia Pacific and Barberton to determine whether their carrying values, as recorded in the consolidated financial statements of the Corporation, are appropriate. These reviews, which are carried out on an annual basis and whenever events or changes in circumstances indicate that the investment may have suffered an other than temporary decline in value, are based on projections of anticipated future cash flows to be generated from the investments. While management believes that these estimates of future cash flows are reasonable, different assumptions could materially affect the anticipated cash flows to be generated by the investments, thereby affecting the evaluations of the carrying values of the investments.

B.   LIQUIDITY AND CAPITAL RESOURCES

The Corporation's principal source of liquidity at June 30, 2003, was cash of $6.6 million (2002 - $4.4 million).

During the year the Corporation used $6.5 million in cash from operating activities. The net loss of $18.9 million included a non-cash provision for impairment of investment in Asia Pacific Resources of $2.9 million; a provision for impairment of the geothermal asset of $2.9 million; a loss on investment in Metorex of $5.4 million; and a loss on sale of assets of $190,267. With respect to the changes in working capital, the primary source of cash was due to an increase in accounts payable and accrued and other liabilities of $916,685, partially offset by an increase in accounts receivable of $254,206, resulting in changes in working capital of $662,479.

During the year the Corporation issued 3,750,000 warrants to purchase 3,750,000 common shares ("Corporation Common Shares") for cash consideration of $21,430. The Corporation received $1,554,551 from Metorex for repayment of loans advanced to Chibuluma in fiscal 2002. The Corporation also received $858,500 in dividend income from Metorex.

During the current fiscal year the Corporation disposed of 48,208,412 shares of Metorex for cash proceeds of $21,333,405. The proceeds from the sale of Metorex shares were used for working capital and further exploration of existing projects, including financing Nalunaq and new acquisitions. The corporation invested $5.133 million in acquiring a 20% interest in Barberton.

During fiscal 2003, a total of $9.2 million (2002 -$11.18 million) was invested in advancing the Corporation's exploration and development properties, of which $8.8 million (2002 -$8.5 million) was spent in developing Nalunaq.

During the year ended June 30, 2003, the Corporation disposed of 4,154,000 shares of Asia Pacific, for cash proceeds of $303,777, resulting in a loss on disposal of $28,133.

The Corporation's cash position at June 30, 2003 was $6.6 million (2002 - $4.4 million). As at June 30, 2003, the Corporation had total assets of $68 million (2002 - $82 million) and shareholders' equity of $57 million (2002 - $74 million).

Working capital at June 30, 2003 amounted to $9.9 million, (June 30, 2002 - $4.4 million).

LIQUIDITY RISK

The Corporation's policy on overall liquidity is to ensure that the committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future. At the end of fiscal 2003, the Corporation had no committed debt facilities in place.

Subsequent to the end of fiscal 2003, the Corporation raised NOK 120 million (CAD $21.1 million) by issuing a three-year senior unsecured convertible bond, as disclosed in Note 18(b) of the Consolidated Financial Statements. The Corporation has secured sufficient funding to complete the construction of its main asset, Nalunaq, and also to sustain the other operations of the Corporation until a revenue stream from Nalunaq sufficient to fund operations is established. Such a revenue stream is expected to be established in the third quarter of fiscal 2004.

OUTLOOK

Nalunaq and the remaining licenses represent substantial potential as only 1/30th of the estimated overall structure has been explored. It is management's view that the Greenlandic concessions held by the Corporation and its partner, Nunaminerals, may represent a new gold region. The Corporation will give high priority to explore its concessions in Greenland. With first priority to commence production at Nalunaq, preparation for the Bankable Feasibility Study for the Olivine project, and further exploration of the area under the Nanortalik Concession. On September 8, 2003, the Corporation raised NOK 120 million (CAD $21.1 million), by placing a three-year senior unsecured convertible bond with three major international institutions based in London, England. The bond bears a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the bond holder, into Corporation Common Shares at a conversion price of NOK 3.60 (CAD $0.67) per share. The principal portion is fully repayable on September 8, 2006. The Corporation plans to use the proceeds to develop its mining properties, fund potential acquisition of additional precious metal properties or interests in such properties, and for general corporate purposes. On October 10, 2003, bonds amounting to NOK 4 million were converted, and 1,111,111 shares were issued accordingly.

FORWARD LOOKING STATEMENTS

Certain information and statements in this discussion contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The Corporation assumes no obligation to update or revise them to reflect new events or circumstances.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

As the Corporation is a resource exploration company the information required by this section is not applicable.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, municipality of residence, position with the Corporation and principal occupation during the five preceding years for each of the directors and executive officers of the Corporation:

                                                                                                           SERVED AS A
 NAME, MUNICIPALITY      POSITION WITH THE       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE PAST 5      DIRECTOR OR
  OF RESIDENCE (1)          CORPORATION                               YEARS (1)                              OFFICER
---------------------   --------------------   ---------------------------------------------------------  --------------
HANS CHRISTIAN          Chairman, Director     Management  consultant  with Converto AS (a management         2002
QVIST ( 3)                                     consulting  company) since August 2001;  President and
Jar, Norway                                    Chief  Executive  Officer  of SPCS  Group (a  business
                                               services provider) between September 2000 and August
                                               2001; President and Chief Executive Officer of YaTack ASA
                                               (an e-commerce company) from May 1999 to September 2000;
                                               President and Chief Executive Officer of Tandberg Data ASA
                                               (an information technology storage company) from March
                                               1998 to March 1999; prior thereto, President and Chief
                                               Executive Officer of NIT/IBM Global Services
                                               (an information technology company)

JAN VESTRUM             Chief Executive        President and Chief Executive Officer of the                   2002
Oslo, Norway            Officer,               Corporation since March 2002; Chairman and Chief
                        President,             Director Executive Officer of Concept SA (a software
                                               development and sales company) between June 2000 and March
                                               2002; President and Chief Executive Officer of Maritime
                                               Information Systems AS (a software development and sales
                                               company) from February 1999 to May 2000;  prior thereto,
                                               Head of Equity Sales and Research of Nordea Bank
                                               (formerly Christiania Bank)

KAI THOGERSEN (3)(2)    Director               Partner, Thommessen Krefting Greve Lund AS,                    2002
Oslo, Norway                                   Advokatfirma

CAMERON BELSHER (2)(3)  Director               Partner,  Farris, Vaughan, Wills & Murphy,  Barristers         2002
New Westminster, B.C.                          and Solicitors

FREDERIC PUISTIENNE     Chief Financial        Chief Financial Officer of the Corporation; Chief              2003
Weybridge, U.K.         Officer                Financial  Officer  of  the  Concept  Group (software
                                               manufacturer) from December 2001 to March 2003 and of
                                               Econocom from March 1999 to December 2001;
                                               Business Controller of Cegetel - Vivendi Group (a
                                               telecommunication company) from 1996 to March
                                               1999; Audit manager in Ernst & Young from 1989 to
                                               1996; Harvard Business School graduate 1993.

                                                                                                           SERVED AS A
 NAME, MUNICIPALITY      POSITION WITH THE       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE PAST 5      DIRECTOR OR
  OF RESIDENCE (1)          CORPORATION                               YEARS (1)                              OFFICER
---------------------   --------------------   ---------------------------------------------------------  --------------
BRIAN SPRATLEY          Vice President,        Vice President, Project Development of the                     2003
Hythe, U.K.             Project Development    Corporation; Consultant to Lundin Group, Storliden
                                               Mine, Sweden, Tenke Fungurume Project, Congo,
                                               Manager Mining at Techpro Mining & Metallurgy a
                                               ZCCM subsidiary, Konkola Deep Project Zambia, Sar
                                               Cheshmeh Iran, Andina Division Codelco Chile.

ANDREW STOCKS           Vice President,        Vice President, Operations of the Corporation;                 2003
Weybridge, U.K.         Operations             Resident Mine Manager and Mine Superintendent to
                                               Barrick Gold Corporation & Homestake Mining Company
                                               1994 to 2003; various positions to Aztec Mining Co
                                               and Normandy Mining 1988 to 1994.

JON PETERSEN            Vice President,        Vice President, Exploration of the Corporation; Vice           2000
Weybridge, U.K.         Exploration            President  of  Exploration,  Mindex  ASA from  1998 to
                                               2000. Associate Professor in Economic Geology &
                                               Gerochemistry from 1987 to 1998; and a consultant
                                               to the mining industry for over 25 years.


NOTES:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers individually.
(2)      Member of the Audit Committee.
(3)      Member of the Compensation Committee.

B.       COMPENSATION

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid during the periods indicated to the individuals who served as Chief Executive Officer of the Corporation during the financial year ended June 30, 2003 and the other four most highly compensated executive officers of the Corporation whose total salary and bonus was $100,000 or more for the financial year ended June 30, 2003 and any individual who would have satisfied this criteria but for the fact that individual was not serving as such an officer at June 30, 2003 (collectively, the "Named Executive Officers"):

                                            ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                                          -----------------------               -------------------------
                                                                                   AWARDS             PAYOUTS
                                                                           -----------------------   ---------
                                                                           SECURITIES   RESTRICTED                 ALL
                                                                             UNDER       SHARES OR                OTHER
                                                           OTHER ANNUAL     OPTIONS     RESTRICTED     LTIP      COMPEN-
        NAME AND                     SALARY      BONUS     COMPENSATION     GRANTED     SHARE UNITS   PAYOUTS    SATION
   PRINCIPAL POSITION       YEAR      ($)         ($)          ($)            (#)           ($)         ($)        ($)
----------------------     ------    ------     ------     -------------   ----------   -----------   -------    -------
  JAN A. VESTRUM(2)       2003     $501,900(6) Nil          $29,232         Nil(7)         Nil         N/A        Nil
  Chief Executive         2002     153,141(6)  $280,513(6)  111,846(6)      1,750,000(8)   Nil         N/A        Nil
  Officer and             2001     Nil         Nil          Nil             Nil            Nil         N/A        Nil
  President

  JON S. PETERSEN         2003     $234,776    Nil          $13,774         500,000        Nil         N/A        Nil
  Vice-President,         2002     186,040     Nil          13,326          Nil            Nil         N/A        Nil
  Exploration             2001     147,110     Nil          17,665          Nil            Nil         N/A        Nil

  HANS CHRISTIAN QVIST(3) 2003     $312,746    Nil          $31,516         Nil(9)         Nil         N/A        Nil
  Executive Chairman      2002     91,262      $287,793     116,746         1,000,000(10)  Nil         N/A        Nil
                          2001     Nil         Nil          Nil             Nil            Nil         N/A        Nil

  JOSEPH P. RINGWALD(4)   2003     $115,500    Nil          Nil             Nil            Nil         N/A        Nil
  Former Vice-President,  2002     64,667      Nil          Nil             Nil            Nil         N/A        Nil
  Project Management      2001     Nil         Nil          Nil             Nil            Nil         N/A        Nil

  WOLF K. SEIDLER(5)      2003     $241,118    Nil          Nil             500,000        Nil         N/A        Nil
  Former Chief            2002     Nil         Nil          Nil             Nil            Nil         N/A        Nil
  Operating Officer       2001     Nil         Nil          Nil             Nil            Nil         N/A        Nil

NOTES:

(1) All securities under options are for Corporation Common Shares. No stock appreciation rights ("SARs") are outstanding.
(2) Mr. Vestrum was appointed Chief Executive Officer and President on March 3, 2002.
(3)  Mr. Qvist was appointed Chairman on January 21, 2002.
(4) Mr. Ringwald ceased to be Vice-President, Project Management, on June 30, 2003.
(5)  Mr. Seidler ceased to be Chief Operating Officer on June 30, 2003.
(6) Certain of these amounts were paid to a company 50% beneficially owned by Mr. Vestrum.
(7) In addition, Mr. Vestrum purchased 2,000,000 call options from the Corporation for an aggregate consideration of $11,400 during this period.
(8) In addition, Mr. Vestrum purchased 2,000,000 call options from the Corporation for an aggregate consideration of $146,800 during this period. These call options expired without being exercised.
(9) In addition, Mr. Qvist purchased 1,750,000 call options from the Corporation during this period for an aggregate consideration of $10,000.
(10) In addition, Mr. Qvist purchased 1,750,000 call options from the Corporation during this period for an aggregate consideration of $128,450. These call options expired without being exercised.
(11) In addition to the Named Executive Officers, the following persons who were officers of the Corporation as at June 30, 2003 received an aggregate remuneration in excess of $40,000 for the financial year ended June 30, 2003: Rupi Khanuja, Corporate Secretary & Corporate Controller, received aggregate salary and bonuses of $110,000; and, Frederic Puistienne, Chief Financial Officer, received aggregate salary and bonuses of $61,132 (during the period from March 13, 2003 to June 30, 2003).

The Corporation does not have a long-term incentive plan pursuant to which compensation was paid or distributed to the Named Executive Officers during the financial year ended June 30, 2003. A "long-term incentive plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

A summary of stock options granted to the Named Executive Officers during the financial year ended June 30, 2003 is set out in the table below. All stock options are for Corporation Common Shares and were granted in accordance with the Corporation's 1995 Stock Incentive Plan, as amended. No SARs are outstanding and it is currently intended that none be issued.

                                            % OF TOTAL                        MARKET VALUE OF
                                           OPTIONS/SARS                          SECURITIES
                          NUMBER OF         GRANTED TO                           UNDERLYING
                         SECURITIES        EMPLOYEES IN      EXERCISE OR    OPTIONS/SARS ON THE
                        UNDER OPTION      FINANCIAL YEAR      BASE PRICE       DATE OF GRANT          EXPIRATION
        NAME               (#)(1)              (%)          ($/SECURITY)(2)    ($/SECURITY)(3)            DATE
------------------     --------------    ----------------   ---------------  ------------------       -----------
JON S. PETERSEN           500,000              8%              $0.33              $0.26         November 1, 2007(4)

WOLF K. SEIDLER           500,000              8%              $0.33              $0.26         November 1, 2007(5)

NOTES:

(1)      All securities under option are Corporation Common Shares.
(2) The Corporation's 1995 Stock Incentive Plan provides that the exercise price of any options granted is to be greater than or equal to the fair market value of the Corporation Common Shares on the date the option is granted.
(3) The market value of securities underlying options on the date of grant is the closing price of the Corporation Common Shares on the Toronto Stock Exchange on the trading day preceding the grant.
(4) These options were granted on November 1, 2003 for no consideration; the price range of the Corporation Common Shares for the 30 days preceding the grant was $0.25 to $0.32.
(5) These options were granted on November 1, 2003 for no consideration; the price range of the Corporation Common Shares for the 30 days preceding the grant was $0.25 to $0.32. In connection with Mr. Seidler ceasing to be an employee of the Corporation, these options expired unexercised on July 30, 2003.
(6) On May 2, 2003, Jan A. Vestrum purchased from the Corporation, for aggregate consideration of $11,400, 2,000,000 call options with an exercise price of $0.42 per Share and expiring May 2, 2004. The price range of the Corporation Common Shares for the 30 days preceding the issuance of these call options was $0.29 to $0.37, the market value of the Corporation Common Shares on the date of issuance of these call options was $0.36, and these call options represent 34% of the total options issued to employees in the financial year.
(7) On May 2, 2003, Hans Christian Qvist purchased from the Corporation, for aggregate consideration of $10,000, 1,750,000 call options with an exercise price of $0.42 per Share and expiring May 2, 2004. The price range of the Corporation Common Shares for the 30 days preceding the issuance of these call options was $0.29 to $0.37, the market value of the Corporation Common Shares on the date of issuance of these call options was $0.36, and these call options represent 34% of the total options issued to employees in the financial year.
(8) On November 1, 2003, Rupi Khanuja was granted, for no consideration, 250,000 options with an exercise price of $0.33 per Share and expiring November 1, 2007. The price range of the Corporation Common Shares for the 30 days preceding the grant was $0.25 to $0.32. On November 2, 2003, Rupi Khanuja was granted, for no consideration, 250,000 options with an exercise price of $0.33 per share and expiring November 2, 2007. The price range of the Corporation Common Shares for the 30 days preceding the grant was $0.25 to $0.32. The expiry date for the foregoing options was subsequently amended to July 1, 2004.

(9) On March 13, 2003, Frederick Puistienne was granted, for no consideration, 500,000 options with an exercise price of $0.36 per Share and expiring March 13, 2008. The price range of the Corporation Common Shares for the 30 days preceding the grant was $0.35 to $0.44.

The following table sets forth information concerning the exercise of options during the financial year ended June 30, 2003 and the value at June 30, 2003 of unexercised in the money options held by the Named Executive Officers:

                                                                                                VALUE OF UNEXERCISED
                                                                         UNEXERCISED OPTIONS    IN THE MONEY OPTIONS
                           SECURITIES ACQUIRED      AGGREGATE VALUE         EXERCISABLE /           EXERCISABLE /
                               ON EXERCISE             REALIZED             UNEXERCISABLE           UNEXERCISABLE
        NAME                      (#)(1)                ($)(2)                   (#)                   ($)(3)
------------------         --------------------     ----------------     -------------------    ----------------------
  JAN A. VESTRUM(4)               Nil                    N/A               1,750,000/Nil              Nil/Nil

  JON S. PETERSEN                 Nil                    N/A              783,333 /166,667          Nil/$3,333

  HANS CHRISTIAN QVIST(5)         Nil                    N/A               1,000,000/Nil              Nil/Nil

  WOLF K. SEIDLER                 Nil                    N/A                Nil/500,000             Nil/$10,000


NOTES:

(1)  All securities acquired on exercise of options are Corporation Common
     Shares.
(2) Based on the closing trading price of the Corporation Common Shares on the Toronto Stock Exchange on the date of exercise.
(3) Based on the closing trading price of the Corporation Common Shares on the Toronto Stock Exchange on June 30, 2003, being $0.35.
(4) In addition, Mr. Vestrum has 2,000,000 call option (i) none of which were exercised during the financial year ended June 30, 2003, (ii) which are fully exercisable, and (iii) which are not in the money.
(5) In addition, Mr. Qvist has 1,750,000 call option (i) none of which were exercised during the financial year ended June 30, 2003, (ii) which are fully exercisable, and (iii) which are not in the money.

During the financial year ended June 30, 2003, the Corporation did not reprice downward any options or SARs held by the Named Executive Officers.

The Corporation does not have a defined benefit or actuarial plan for the Named Executive Officers under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

TERMINATION OF EMPLOYMENT, CHANGE OF RESPONSIBILITIES AND EMPLOYMENT CONTRACTS.

On June 1, 2003, the Corporation entered into an agreement with a company 50% beneficially owned by Jan A. Vestrum, through which Mr. Vestrum is to provide his services as President and Chief Executive Officer of the Corporation. The term of the agreement is for twelve months and thereafter for repeating six month periods. Pursuant to the agreement, the Corporation pays monthly compensation for Mr. Vestrum's services of NOK 210,000 (approximately CDN 38,910) per month and an annual bonus based upon the results and achievements of the Corporation. Mr. Vestrum is also entitled, subject to the termination of the agreement, to a housing allowance of GBP 2,000 (approximately CDN 4,470) per month from June 1, 2003 to June 1, 2005 and a housing allowance of GBP 1,200 (approximately CDN 2,680) per month from June 1, 2005 to June 1, 2006. The Corporation or Mr. Vestrum may, after June 1, 2004, terminate the agreement without cause on six months' notice. No severance payments are due to Mr. Vestrum pursuant to the agreement; provided that, where Mr. Vesterum is no longer offered the position of Chief Executive Officer following a change of control, he is entitled to 24 months severance pay.

Except for the above, the Corporation and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers.

COMPENSATION OF DIRECTORS.

An annual honorarium of USD 10,000 is paid to each director of the Corporation for their services as a director. A fee of USD 1,000 is paid to each director for each directors' meeting or committee meeting attended in person, or USD 500 if such meeting is attended by the director by conference phone. Directors receive a disbursement of USD 500 per day for travel time, plus reimbursement of expenses. Directors may also receive compensation in the form of incentive stock options, at the discretion of the Board, for serving as directors of the Corporation.

During the financial year ended June 30, 2003, Farris, Vaughan, Wills & Murphy, a law firm of which Cameron G. Belsher is a partner, received aggregate fees of CDN 452,465 for legal services performed at the request of the Corporation.

During the financial year ended June 30, 2003, Thommesson Krefting Greve Lund AS, a law firm of which Kai Th0gersen is a partner, received aggregate fees of CDN 17,476 for legal services performed at the request of the Corporation.

During the financial year ended June 30, 2003, Jan A. Vestrum and Hans Christian Qvist received compensation from the Corporation as described in "Statement of Executive Compensation - Annual Compensation".

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE.

Under existing policies of insurance, the Corporation is entitled to be reimbursed for indemnity payments which it is required or permitted to make to the Corporation's directors and officers. Directors and officers of the Corporation, as individuals, are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides maximum coverage in any one policy year of $15,000,000 in annual claims (subject to a deductible of $25,000 to $100,000 per claim, payable by the Corporation). The annual premium in the current financial year is $256,000 which is paid by the Corporation. The premiums for the policies are not allocated between directors and officers as separate groups.

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

The Board may appoint additional directors which shall not exceed in number one-third of the number of directors appointed at the annual general meeting.

The Board has two committees: the Audit Committee and the Compensation Committee. The mandate of the Audit Committee is, among other things, to:

     (a) ensure that at all times there are direct communication channels between the Audit Committee and the Corporation's auditors;

     (b) periodically review and report to the Board whether management of the Corporation has designed and implemented an effective internal control system; and

     (c) review and comment to the Board on financial statements prepared by the Corporation.

The Audit Committee reports periodically to the Board on all of the foregoing matters.

The mandate of the Compensation Committee is, among other things, to review the Corporation's executive compensation program, which consists of an annual management fee or salary, and a longer term component consisting of stock options. In determining the compensation of senior officers of the Corporation, the Board gives consideration to the present development stage of the Corporation and its long term objectives, as well as the achievements of the senior officers as demonstrated by the progress achieved towards its business plan.

At this stage of the Corporation's development, apart from the functions of the Audit Committee and Compensation Committee, the Board performs all functions which might otherwise be delegated to a committee such as a corporate governance or stock option committee.

D.       EMPLOYEES

The Corporation has eight employees in Weybridge, United Kingdom who provide technical, financial and administrative expertise. In addition, the Corporation has one employee in Norway and three employees in the Philippines providing management and administrative support services to the Corporation.

E.       SHARE OWNERSHIP

The following table shows the number of Corporation Common Shares beneficially owned by each director and Named Executive Officer, as of November 15, 2003:

                                COMMON SHARES                         OPTIONS TO PURCHASE COMMON SHARES
                        -------------------------------   ----------------------------------------------------------
                         AMOUNT AND
                          NATURE OF
DIRECTORS AND            BENEFICIAL      PERCENTAGE OF                         EXERCISE PRICE
SENIOR MANAGEMENT         OWNERSHIP        CLASS (%)       NUMBER GRANTED           ($)             EXPIRY DATE
---------------------   --------------  ---------------   ------------------  -----------------  -------------------
JAN VESTRUM               2,950,000          2.1%             1,750,000             0.40           March 6, 2007
                                                              2,000,000             0.42            May 2, 2004

HANS CHRISTIAN QVIST          0               0               1,000,000             0.40           March 6, 2007
                                                              1,750,000             0.42            May 2, 2004

KAI THOGERSEN                 0               0                500,000              0.40           March 6, 2007

CAMERON BELSHER               0               0                500,000              0.40           March 6, 2007

FREDERIC PUISTIENNE        188,100           0.1%              500,000              0.36          January 17, 2008

BRIAN SPRATLEY                0               0                300,000              0.42           July 22, 2008

ANDREW STOCKS                 0               0                500,000              0.74          October 2, 2008

JON PETERSEN              1,338,607          1.0%              450,000              1.33           June 26, 2005
                                                               500,000              0.33          November 1, 2007

TOTAL                     4,429,507          3.2%             9,750,000

STOCK OPTION PLAN.

The Corporation's 1995 Stock Incentive Plan, as amended, permits the grant of options to purchase Corporation Common Shares to full-time, seasonal full-time or part time employees and directors of the Corporation or any of its subsidiaries. Options may also be granted in substitution for outstanding options of another company in connection with a merger, consolidation, acquisition of property or stock, or other reorganization involving the Corporation or any of its subsidiaries. The number of Corporation Common Shares made available for the stock option plan will be determined by the Board subject to the approval of the Toronto Stock Exchange; provided that, the aggregate maximum number of Corporation Common Shares that the Corporation may at any time reserve for issuance under the plan is 15,000,000, and the aggregate number of Corporation Common Shares reserved for issuance to any one person must not exceed 5% of the Corporation's issued and outstanding Corporation Common Shares. Any options that are surrendered, terminate or expire without being exercised will again be available for further awards by the Corporation under the plan. The number and price of issued and outstanding options is subject to proportional adjustment for any increase or decrease in the number of issued Corporation Common Shares resulting, for example, from a subdivision or consolidation of Corporation Common Shares or payment of a stock dividend.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

To the best of the knowledge of the Corporation, as of November 15, 2003, no shareholder beneficially held more than 5% of the total outstanding Corporation Common Shares.

B.       RELATED PARTY TRANSACTIONS

In addition to the related party transactions entered into by the Corporation as described elsewhere in this Annual Report, during the preceding three financial years, the Corporation entered into the following related party transactions:

     (a) promissory notes due to related parties of $379,152 including amounts payable to two former directors of NPGP. The notes bear interest at a rate of 8% per annum and are due on demand.

     (b) the Corporation paid management fees during the years ended June 30, 2003, 2002 and 2001 of Nil, $215,433 (along with termination fees of $632,000), and $443,805 respectively, to a company controller by the former CEO and Chairman of the Corporation;

     (c) the Corporation made payments to a public company having certain directors in common with those of the Corporation. The payments, which represent reimbursements of amounts paid on behalf of the Corporation, were as follows:

                                                           YEAR ENDED JUNE 30
                                      -------------------------------------------------------------
                                             2003                2002                 2001
                                      -------------------  ------------------  --------------------
          SALARIES                           Nil                  Nil               $440,155
          RENT                               Nil                  Nil                 77,742
          OTHER ADMINISTRATIVE COSTS         Nil                $3,432                96,735
                                      -------------------  ------------------  --------------------
                                             Nil                $3,432              $614,632
                                      ===================  ==================  ====================

     (d) the Corporation paid management fees during the year ended June 30, 2003 of $501,900; June 30, 2002 of $253,591 and a bonus of $280,513 to a company controlled by a new director and President & CEO of the Corporation; and

     (e) during the year ended June 30, 2003, law firms of which directors of the Corporation were partners received total legal fees of $469,942 (2002 - $465,024) from the Corporation.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 19 "Exhibits - Consolidated Financial Statements" contains the Auditor's Report and Consolidated Financial Statements for the Corporation for the fiscal years ended June 30, 2003 and 2002 which contain an Auditor's Report dated September 3, 2003, Balance Sheets as of June 30, 2003 and 2002, Statements of Loss and Deficit for the Fiscal Years Ended June 30, 2003, 2002 and 2001, Statements of Cash flows for the Fiscal Years Ended June 30, 2003, 2002 and 2001 and Notes to the Consolidated Financial Statements.

B.       SIGNIFICANT CHANGES

The only significant changes to have occurred since the date of the Consolidated Financial Statements, being June 30, 2003, are as follows:

On September 3, 2003 the Corporation entered into an agreement to sell its 86.1% shareholding in North Pacific GeoPower Corp. ("NPGP") to Kenneth McLeod, an officer and former director of NPGP. This transaction resulted in a change of control of NPGP to Mr. McLeod. In consideration for the sale of this subsidiary, the Corporation received cash consideration of $232,312 and have NPGP's indebtedness to the Corporation in the amount of

$562,091. This transaction resulted in an accounting gain of approximately $1.3 million for the Corporation to be recorded in the year ended June 30, 2004.

On August 28, 2003, the Corporation announced that it had placed a NOK 120 million (approximately CAD 22.1 million) three-year senior unsecured convertible bond with three major international institutions based in London. As at November 15, 2003, the bond has been partly converted by 7 NOK equivalent to 1,944,444 new Corporation Common Shares.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

The high and low sale prices for the Corporation Common Shares on the Toronto Stock Exchange for each of the last six months, each fiscal quarter in each of the last two full financial years and each of the last five full financial years are as follows:

                                                                   HIGH               LOW
        TIME PERIOD                                              $/SHARE            $/SHARE
        -----------                                              -------            -------
        6 MONTHS ENDED OCTOBER 31, 2003

        October                                                    0.90              0.66
        September                                                  0.85              0.56
        August                                                     0.60              0.39
        July                                                       0.41              0.34
        June                                                       0.40              0.32
        May                                                        0.41              0.33

        YEAR ENDED JUNE 30, 2003                                   0.50              0.25

        Second Quarter, 2003                                       0.41              0.29
        First Quarter, 2003                                        0.50              0.28
        Fourth Quarter, 2002                                       0.36              0.25
        Third Quarter, 2002                                        0.42              0.27

        YEAR ENDED JUNE 30, 2002                                   1.00              0.34

        Second Quarter, 2002                                       0.64              0.34
        First Quarter, 2002                                        0.59              0.35
        Fourth Quarter, 2001                                       0.70              0.46
        Third Quarter, 2001                                        1.00              0.49

        YEAR ENDED JUNE 30, 2001                                   1.35              0.81

        Second Quarter, 2001                                       1.29              0.95
        First Quarter, 2001                                        1.20              0.81
        Fourth Quarter, 2000                                       1.30              0.82
        Third Quarter 2000                                         1.35              1.00

        YEAR ENDED JUNE 30, 2000                                   1.80              0.75

        YEAR ENDED JUNE 30, 1999                                   1.75              0.35

        YEAR ENDED JUNE 30, 1998                                   2.60              1.25

The closing price of the Corporation Common Shares on the Toronto Stock Exchange on November 15, 2003 was $0.83.

The high and low sale prices for the Corporation Common Shares on the Oslo Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and each of the last full financial years since its listing of Corporation Common Shares thereon in January 2000 are as follows:

                                                                   HIGH               LOW
        TIME PERIOD                                             NOK/SHARE          NOK/SHARE
        -----------                                             ---------          ---------
        6 MONTHS ENDED OCTOBER 31, 2003

        October                                                    4.80              3.83
        September                                                  4.60              3.20
        August                                                     3.37              2.23
        July                                                       2.38              1.98
        June                                                       2.16              1.82
        May                                                        2.23              1.83

        YEAR ENDED JUNE 30, 2003                                   2.60              1.25

        Third Quarter (3 months Jan - Mar 2003)                    2.60              1.33
        Second Quarter (3 months Oct 1 - Dec 31, 2002)             1.60              1.25
        First Quarter (Jul 1 - Sept 2002)                          2.10              1.34
        Fourth Quarter, 2002 (Apr - Jun 2003)                      2.23              1.57

        YEAR ENDED JUNE 30, 2002

        Third Quarter (3 months Jan - Mar 2002)                    3.23              1.95
        Second Quarter (3 months Oct 1 - Dec 31, 2001)             3.86              2.72
        First Quarter (Jul 1 - Sept 2001)                          5.84              2.60
        Fourth Quarter, 2001 (Apr - Jun 2002)                      2.86              2.04

        YEAR ENDED JUNE 30, 2001

        Third Quarter, 2001                                        6.82              4.90
        Second Quarter, 2001                                       7.19              4.79
        First Quarter, 2001                                        7.50              6.40
        Fourth Quarter, 2000                                       6.98              5.70

        6 MONTHS ENDED JUNE 30, 2000                               7.60              5.70

The closing price of the Corporation Common Shares on the Oslo Stock Exchange on November 15, 2003 was NOK 4.67.

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

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated on March 31, 1980 by Memorandum and Articles under the COMPANY ACT of the Province of British Columbia. The Corporation was continued on January 28, 2000, by Articles of Continuance (the "Articles") and Bylaws (the "Bylaws") into the Yukon Territory, and is now subject to the BUSINESS CORPORATIONS ACT of the Yukon Territory (the "Yukon Act").

The Corporation's Articles and Bylaws do not limit the Corporation's objects or purposes.

The following is a summary of certain provisions of the Corporation's Articles and Bylaws and related sections of the Yukon Act. Please note that this is only a summary and is not intended to be exhaustive; for further information please refer to the full version of the Corporation's Articles and Bylaws, which are attached as Appendix 1.

DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED

A director or officer who is a party to, or who is a director or officer of or has a material interest in any entity which is a party to, a material contract or proposed material contract with the Corporation must disclose to the Board the nature and extent of his interest in accordance with the Yukon Act. A director who holds such material interest may not vote on resolutions authorizing the Corporation to enter into such material contract but will be counted in the quorum present at the meeting at which such vote is taken. A director that is party to a material contract or proposed material contract cannot vote on any resolution to approve the contract unless the contract is:

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

     (a)  the director discloses his or her interest as required; and

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

DIRECTOR'S POWER TO DETERMINE THE COMPENSATION OF DIRECTORS

The compensation of the directors is governed by the Bylaws, which allows the Board to determine such compensation. The directors are also entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board on any committee thereof.

BORROWING POWERS EXERCISABLE BY THE DIRECTORS

Without limiting the borrowing powers of the Corporation as set forth in the Yukon Act, the Board is authorized from time to time:

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

RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT

There are no provisions relating to the retirement of directors under an age limit requirement pursuant to the Corporation's Articles or Bylaws or the Yukon Act.

NUMBER OF SHARES REQUIRED TO BE OWNED BY A DIRECTOR

A director of the Corporation is not required to hold a share in the capital stock of the Corporation as qualification of his or her office.

DESCRIPTION OF CORPORATION COMMON SHARES

The authorized capital of the Corporation consists of 250,000,000 Corporation Common Shares without par or nominal value.

Of the Corporation's authorized share capital, a total of 138,664,295 Corporation Common Shares were issued and outstanding as of September 1, 2003. All Corporation Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation upon a liquidation, dissolution or winding-up of the Corporation and the entitlement of dividends. The holders of Corporation Common Shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each Common Share carries with it the right to one vote on all polls at meetings of shareholders. Corporation Common Shares do not have pre-emptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to Corporation Common Shares.

The declaration of dividends on Corporation Common Shares is within the discretion of the Board. The Corporation has not paid any dividends on its Corporation Common Shares and has no policy with respect to the payment of dividends.

The Corporation Common Shares issued and outstanding are not subject to further capital calls by the Corporation and there are no provisions in the Articles or Bylaws or the Yukon Act discriminating against any existing or prospective holder of Corporation Common Shares as a result of such shareholder owning a substantial number of shares.

Neither the Articles nor the Bylaws have any limitations on non-resident or foreign ownership of Corporation Common Shares.

The Yukon Act provides that the Articles of the Corporation may be amended by a resolution passed by a majority of not less than 2/3 of the votes cast, in person or by proxy, by shareholders; provided, however, the rights and provisions attached to any class of shares may not be amended unless consented to by a separate resolution passed by a majority of not less than 2/3 of the votes cast, in person or by proxy, by holders of shares of that class. The Yukon Act further provides that the Bylaws may be amended by a resolution of the Board; provided, however, the amendment must be submitted to the shareholders at the next shareholder meeting and the shareholders may, by a resolution passed by a majority of not less than 1/2 of the votes cast, in person or by proxy, confirm, reject or amend the amendment.

Neither the Corporation's Articles nor Bylaws contain any provision which would have an effect of delaying, deferring or preventing a change in control of the Corporation in the event of a merger, acquisition or corporate restructuring involving the Corporation or any of its subsidiaries.

SHAREHOLDER MEETINGS

The Corporation's annual meeting of shareholders is required to be held not later than fifteen months from the last annual meeting of shareholders.

A meeting of the shareholders of the Corporation may be held in Vancouver, British Columbia, or London, England or at such other place as may be determined by the Board.

The Board may fix in advance a record date, preceding the date of any meeting of the shareholders by not more than 50 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting; provided that, notice of such record date shall be given not less than seven days before such record date.

A quorum for the transaction of business at a meeting of shareholders of the Corporation is two shareholders present in person or represented by proxy.

Only shareholders who are registered holders of the Corporation's shares at the close of business on the record date who either attend the meeting of shareholders or who have completed and delivered a form of proxy in the prescribed manner are entitled to vote or to have their shares voted at the meeting, except to the extent such shareholder transfers the ownership of his or her shares after the record date, and the transferee of those shares:

     (a)  produces properly endorsed share certificates, or

     (b) otherwise establishes his or her ownership to the shares, and makes a demand to the Corporation, not later than 10 days before the meeting, that his or her name be included on the shareholders' list for use at the meeting.

On a show of hands, every individual who is present as a shareholder or as an authorized representative of one or more corporate or association shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the meeting, will have one vote. On a poll, every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate or association shareholders, will have one vote for each share registered in the shareholder's name on the list of shareholders. Whenever a vote by show of hands is taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

C. MATERIAL CONTRACTS

During the two years ended November 15, 2003, the Corporation entered into the following material contracts:

1. South Crofty Share Purchase Agreement. Share purchase agreement ("South Crofty Share Purchase Agreement") dated May 2, 2001, whereby the Corporation agreed to sell to South Crofty Holdings Ltd. (now renamed "North Pacific GeoPower Corp.") the Corporation's 100% interest in Meager Creek Development Corporation in consideration of 97,378,558 South Crofty shares at a deemed price of $0.12 per share. The transaction was approved by the disinterested South Crofty shareholders at an Extraordinary General Meeting scheduled for November 22, 2001.

2. Darch/WIC Engagement Agreement and Settlement Agreement. On February 28, 2002, the Corporation entered into a settlement agreement, as amended, (the "Darch/WIC Settlement Agreement") with John M. Darch and Western Investment Consultants Ltd. ("WIC") to formalize the terms of the termination of an engagement agreement ("Darch/WIC Engagement Agreement") dated July 1, 2001 between the Corporation, WIC and Mr. Darch and the termination of Mr. Darch's position as Chief Executive Officer and Chairman of the Corporation. Under the Darch/WIC Settlement Agreement, the Corporation agreed to pay WIC $400,000 on March 1, 2102, of which $200,000 would be used by WIC to subscribe for Corporation Common Shares. Pursuant to the Darch/WIC Settlement Agreement, all unexercised stock options of the Corporation held by Darch and WIC expired on March 1, 2003, provided that such date will be extended to March 1, 2004 if permitted by the regulatory authorities. The Darch/WIC Settlement Agreement further provides that NPGP will enter into consulting agreement with WIC for a two year term to $100,000 per year and that Crew will transfer to WIC 800,000 shares of NPGP.

3. Vestrum Engagement Agreement. On June 1, 2003, the Corporation entered into an agreement (the "Vestrum Engagement Agreement") with a company 50% beneficially owned by Jan A. Vestrum, through which Mr. Vestrum is to provide his services as President and Chief Executive Officer of the Corporation. The term of the agreement is for twelve months and thereafter for repeating six month periods. Pursuant to the agreement, the Corporation pays monthly compensation for Mr. Vestrum's services of NOK 210,000 (approximately CDN 38,910) per month and an annual bonus based upon the results and achievements of the Corporation. Mr. Vestrum is also entitled, subject to the termination of the agreement, to a housing allowance of GBP 2,000 (approximately CDN 4,470) per month from June 1, 2003 to June 1, 2005 and a housing allowance of GBP 1,200 (approximately CDN 2,680) per month from June 1, 2005 to June 1, 2006. The Corporation or Mr. Vestrum may, after June 1, 2004, terminate the agreement without cause on six months' notice. No severance payments are due to Mr. Vestrum pursuant to the agreement; provided that, where Mr. Vesterum is no longer offered the position of Chief Executive Officer following a change of control, he is entitled to 24 months severance pay.

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

DISPOSITION OF CORPORATION COMMON SHARES

A U.S. Resident will generally not be subject to tax under the CANADA TAX ACT in respect of any capital gain realized on the disposition or deemed disposition of Corporation Common Shares unless such Corporation Common Shares are "taxable Canadian property", as defined in the Canada Tax Act, to the U.S. Resident. Corporation Common Shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five-year period ending at the time of the disposition of Corporation Common Shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Customs and Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Corporation were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length or such U.S. Resident together with such persons, or (ii) the U.S. Resident's Corporation Common Shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of Corporation Common Shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Corporation do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

U.S. FEDERAL INCOME TAX CONSEQUENCES

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

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of Corporation Common Shares who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or an estate whose income is taxable in the United States irrespective of source, or a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. Dollar, shareholders who hold Corporation Common Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their Corporation Common Shares through the exercise of employee stock options or otherwise as compensation for services.

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

Dividends paid on Corporation Common Shares will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain United States companies. A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion. Under United States tax legislation enacted on May 28, 2003, for tax years beginning after December 31, 2002, qualified dividends received by certain U.S. shareholders from a qualified foreign (non-U.S.) corporation are subject to a reduced rate of tax. Dividends received from a foreign corporation that was a foreign personal holding company, foreign investment company, or passive foreign investment company in either the taxable year of the corporation in which the dividend was paid, or the preceding taxable year are not qualified dividends.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of disposition of Corporation Common Shares, will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the Corporation or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

DISPOSITION OF CORPORATION COMMON SHARES

A U.S. Holder will recognize a gain or loss upon the sale of Corporation Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Corporation Common Shares. This gain or loss will be a capital gain or loss if the Corporation Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Corporation Common Shares are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the Corporation Common Shares for more than twelve months. Deduction for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G.       STATEMENTS BY EXPERTS

Not applicable.

H.       DOCUMENTS ON DISPLAY

Any documents referred to in this Annual Report may be inspected at the head office of the Corporation at Abbey House Business
Center, Wellington Way, Weybridge, Surrey KT13 OTT, United Kingdom.

I.       SUBSIDIARY INFORMATION

There is no information relating to the Corporation's subsidiaries which must be provided in Canada and which is not otherwise called for Canadian GAAP.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

For the year ended June 30, 2003, the Corporation's functional currency was the Canadian dollar. The Corporation does not, at present, undertake any trading activity in financial instruments. The Corporation's development projects are based in Greenland, Norway, Ghana and the Philippines. Management of the Corporation is based in the United Kingdom.

Foreign exchange risk is also managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. Accordingly, the Corporation funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

At June 30, 2003 the Corporation had the equivalent of CAD 6.6 million in cash, primarily in Canadian dollars. The Corporation had receivables of USD 638,591. The Corporation incurs administrative and general expenses in Canadian and other local currencies, majority of these costs have been primarily Canadian dollar denominated. At June 30, 2003, a shift in foreign exchange rates would not have materially impacted our foreign exchange loss because our foreign currency net asset position was immaterial.

INTEREST RATE RISK

Interest bearing assets and liabilities are subject to the risk of movements in interest rates. At June 30, 2003, the Corporation had no interest bearing debt.

Of the Corporation's equivalent CAD 6.6 million cash balance, CAD 6.2 million was held in Canada, CAD 0.2 million in United Kingdom and the balance of CAD 0.2 million in Greenland. These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR or the applicable inter-bank interest rates for financial assets held in other currencies.

COMMODITY RISK

Nalunaq is scheduled to commence production in the forthcoming year and the Corporation will thereupon receive a revenue stream based on worldwide commodity prices. The Corporation is currently investigating various options to mitigate the risk of fluctuations in commodity prices on its future trading results. No forward selling of anticipated production took place during the year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

A.       CONSOLIDATED FINANCIAL STATEMENTS

         DESCRIPTION OF DOCUMENT

         Cover Sheet

         Auditors' Report dated September 3, 2003

         Consolidated Balance Sheets as at June 30, 2003 and 2002

         Consolidated Statements of Loss and Deficit for the Fiscal Years Ended June 30, 2003, 2002 and 2001

         Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2003, 2002 and 2001

         Notes to the Consolidated Financial Statements

B.       MISCELLANEOUS EXHIBITS

         DESCRIPTION OF DOCUMENT

         J. Vestrum Engagement Agreement

         THE FOLLOWING DOCUMENTS ARE CONTAINED IN THE CORPORATION'S FORM 20-F FILING FOR THE FISCAL YEAR ENDED JUNE 30, 2002 AND ARE HEREBY INCORPORATED BY REFERENCE IN ITS ENTIRETY.

         Darch/WIC Engagement Agreement

         Darch/WIC Settlement Agreement

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

Dated November 15, 2003



By:      /S/ JAN VESTRUM
         --------------------------------------
         Jan Vestrum
         Chief Executive Officer
         Crew Development Corporation

                                 CERTIFICATIONS

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

Dated November 15, 2003


/s/ JAN VESTRUM
-------------------------------------
Jan Vestrum
Chief Executive Officer,
Crew Development Corporation

I, Frederic Puistienne, certify that:

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

Dated November 15, 2003


/s/ FREDERIC PUISTIENNE
-------------------------------------------------------
Frederic Puistienne
Chief Financial Officer, Crew Development Corporation

AUDITORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS OF

CREW DEVELOPMENT CORPORATION

JUNE 30, 2003 AND 2002


                                       A1

AUDITOR'S REPORT

To the Shareholders of
Crew Development Corporation

We have audited the consolidated balance sheets of Crew Development Corporation as at June 30, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

---------------------------------

Chartered Accountants
Vancouver, British Columbia
September 3, 2003


COMMENTS BY AUDITOR ON CANADA - UNITED STATES REPORTING DIFFERENCES

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect changes in accounting policies, such as those described in Notes 2 (i) and 2 (l) to the financial statements. During the year ended June 30, 2001, the Company retroactively adopted new accounting policies for income taxes and employee future benefits with no restatement of the prior year's amounts. The impact of these changes in accounting policies is set out in the aforementioned Notes.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Shareholders dated September 3, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

---------------------------------

Chartered Accountants
Vancouver, British Columbia
September 3, 2003

                                       A2

CREW DEVELOPMENT CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30
(EXPRESSED IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------------------------
                                                                                           2003                   2002
ASSETS
CURRENT
  Cash                                                                          $     6,689,956         $    4,376,481
  Accounts receivable                                                                   359,147                198,812
  Prepaid expenses                                                                      344,260                250,389
  Due from Metorex Limited                                                              638,591              2,263,232
  Investment in Metorex Limited (Note 5)                                              3,716,398                      -
  Investment in Asia Pacific Resources (Note 6)                                       1,730,760                      -
-----------------------------------------------------------------------------------------------------------------------
                                                                                     13,479,112              7,088,914

NALUNAQ MINERAL PROPERTY INTEREST (Note 3)                                           45,135,182             34,460,247
SECURITY DEPOSIT (Note 3)                                                               877,338                      -
INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD. (Note 4)                           5,257,843                      -
INVESTMENT IN METOREX LIMITED (Note 5)                                                        -             28,809,532
INVESTMENT IN ASIA PACIFIC RESOURCES (Note 6)                                                 -              4,950,000
OTHER MINERAL PROPERTY INTEREST (Note 7)                                              3,453,462              5,858,894
OTHER                                                                                   190,467                918,347
-----------------------------------------------------------------------------------------------------------------------
                                                                                 $   68,393,404         $   82,085,934
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities                                       $    2,858,560         $    2,648,712
  Accrued restructuring costs (Note 8)                                                  327,685                      -
  Promissory notes due to related parties (Note 15)                                     379,152                      -
-----------------------------------------------------------------------------------------------------------------------
                                                                                      3,565,397              2,648,712
FUTURE INCOME TAXES (Note 9)                                                          3,338,484              3,338,484
NON-CONTROLLING INTEREST                                                              4,007,830              2,324,649
-----------------------------------------------------------------------------------------------------------------------
                                                                                     10,911,711              8,311,845
-----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital (Note 10)                                                             160,114,934            160,114,934
Share purchase warrants (Note 10 (g) and (h))                                            21,340                275,250
Contributed surplus (Note 10 (g))                                                       275,250                      -
Deficit                                                                           (102,707,955)           (83,846,598)
Cumulative translation adjustment (Note 11)                                           (221,966)            (2,769,497)
-----------------------------------------------------------------------------------------------------------------------
                                                                                     57,481,693             73,774,089
-----------------------------------------------------------------------------------------------------------------------
                                                                                   $ 68,393,404           $ 82,085,934
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTIGENCIES (Notes 12 and 13)

ON BEHALF OF THE BOARD:

(SIGNED) JAN VESTRUM                                (SIGNED) CAM BELSHER
-------------------------------                     ----------------------------
Jan Vestrum, Director                               Cam Belsher, Director


                                       A3

CREW DEVELOPMENT CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30
(EXPRESSED IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                    2003               2002                2001
                                                                   ------------------------------------------------------------
MINERAL SALES                                                              $           -      $ 111,730,701      $   79,702,138
DIRECT COSTS OF MINERAL SALES                                                          -       (87,425,868)        (66,508,590)
AMORIZATION                                                                            -        (4,108,590)         (3,985,344)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                 20,196,243           9,208,204
-------------------------------------------------------------------------------------------------------------------------------
EXPENSES
   Administration, office and general                                          5,268,364         14,040,785           8,215,863
   Interest                                                                      266,626          1,530,963             634,274
   Professional fees                                                           1,723,320          1,857,503             795,648
-------------------------------------------------------------------------------------------------------------------------------
                                                                               7,258,310         17,429,251           9,645,785
-------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
   Equity earnings from investment in Barberton Mines Ltd. (Note 4)               91,046                  -                   -
   Loss on investment in Metorex Limited (Note 5)                            (5,448,760)        (8,811,498)           3,540,665
   Provisions for impairment of Chibuluma South Mines (note 5 (b))                     -        (8,450,857)                   -
   Loss on geothermal asset (Note 7(g))                                      (2,897,355)        (1,503,055)                   -
   Provision for impairment of investment in Asia Pacific
   Resources (Note 8)                                                        (2,887,350)       (19,593,056)                   -
   Provision for decline in value of investment in Mindoro
   Nickel Project Note 7(e))                                                           -                  -        (34,024,132)
   Costs related to Mindoro Nickel Project (Note 7 (e))                                -        (1,572,585)                   -
   Provision for impairment of other mineral property interests (Note 7)               -        (5,009,878)                   -
   Restructuring costs (Note 8)                                                (593,127)                  -                   -
   Foreign exchange (loss) gain                                                (119,409)          1,510,820         (1,043,032)
   Interest and other income, net                                                 34,890          2,157,547           4,436,349
-------------------------------------------------------------------------------------------------------------------------------
                                                                            (11,820,065)       (41,272,562)        (27,090,150)
-------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
NON-CONTROLLING INTEREST                                                    (19,078,375)       (38,505,570)        (27,527,731)
-------------------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES (Note 9)
   Current                                                                             -          4,875,053           3,151,223
   Future                                                                              -        (4,228,918)         (7,499,169)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                       -            646,135         (4,347,946)
-------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE PROVISION NON-CONTROLLING INTEREST                              (19,078,375)       (39,151,705)        (23,197,785)
NON-CONTROLLING INTEREST                                                         217,018        (1,598,984)         (3,103,752)
-------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                    (18,861,357)       (40,750,689)        (26,283,537)
DEFICIT, BEGINNING OF YEAR                                                  (83,846,598)       (42,697,223)        (14,951,424)
DIVIDEND (Note 7 (g))                                                                  -          (228,284)                   -
NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER OF
NORTH PACIFIC GEOPOWER (Note 7 (g))                                                    -          (170,402)                   -
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING
POLICIES (Note 2 (i) and 2 (l))                                                        -                  -         (1,462,262)
-------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                      $(102,707,955)      $(83,846,598)      $ (42,697,223)
-------------------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE - BASIC AND DILUTED                                        $       (0.14)      $      (0.31)      $       (0.26)
-------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                138,664,295        131,790,183         101,708,357
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

         See accompanying Notes to the Consolidated Financial Statements

                                       A4

[cad 192]
CREW DEVELOPMENT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, (EXPRESSED IN CANADIAN
DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                         2002                2001             2000
OPERATING ACTIVITIES
   Net (loss) income                                          $  (40,750,689)     $  (26,283,537)    $   2,390,060
   Add (deduct) items not affecting cash:
     Amortization                                                   4,351,115           4,068,482          504,425
     Loss (gain) on investment in Metorex Limited                   8,036,773         (3,540,665)      (4,031,132)
     Provision for impairment of Chibuluma South Mine               8,450,857                   -                -
     Provision for decline in value of investment in
     Mindoro Nickel Project                                                 -          34,024,132                -
     Provision for impairment of investment in Asia Pacific        19,593,056                   -                -
     Provision for impairment of other mineral property
     Interests                                                      5,009,878                   -                -
     Gain on sale of other assets                                   (431,480)           (211,113)        (751,287)
     Foreign exchange loss                                            682,881           1,043,032                -
     Future income taxes                                          (4,228,918)         (7,499,169)                -
     Dividends received from associated companies                           -             805,454          759,340
     Non-controlling interest                                       1,598,984           3,103,752          288,380
     Other                                                          (560,823)                   -        (154,446)
-------------------------------------------------------------------------------------------------------------------
   Change in non-cash operating working capital items             (8,801,059)         (1,609,007)          828,526
   (Note 20 (a))
-------------------------------------------------------------------------------------------------------------------
                                                                  (7,049,425)           3,901,361        (166,134)
FINANCING ACTIVITIES
   Issuance of common shares                                        3,364,032          42,920,892       18,095,801
   Issuance of share purchase warrants                                275,250                   -                -
   Repayments of amount due from Metorex Limited                      797,419                   -                -
   Dividends paid                                                    (98,666)                   -                -
   Increase (decrease) in long-term debt                            5,011,805          11,152,116        (493,974)
   Paid to non-controlling interest of subsidiaries               (1,670,765)         (1,100,553)                -
-------------------------------------------------------------------------------------------------------------------
                                                                    7,679,075          52,972,455       17,601,827
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Acquisition of Metorex, net of cash acquired (Note 6                     -           3,718,938        (434,373)
   (a))
   Acquisition of Nalunaq, net of cash acquired (Note 5)                    -              51,605                -
   Proceeds on disposal of interest in Metorex
   (Note 6 (d) (iii)                                                2,969,040                   -                -
   Reduction of cash on de-consolidation of Metorex
   (Note 6 (c))                                                   (8,071,066)                  -
   Investment in Asia Pacific Resources (Note 8)                  (5,000,000)         (2,974,947)      (1,570,184)
   Expenditures on geothermal project                             (2,493,362)           (249,853)                -
   Acquisition of property, plant and equipment                  (14,607,230)        (18,086,429)        (613,912)
   Expenditures on Nalunaq mineral property interest              (8,465,895)         (8,099,734)      (3,558,160)
   Expenditures on other mineral property interests                 (224,225)         (4,449,617)        (602,583)
   Proceeds on disposition of capital assets                         843,756              207,566                -
   Proceeds on disposition of investments                                  -                    -        4,615,505
   Acquisition of interest in Mindex ASA, net of cash
   acquired                                                                -                    -      (5,219,762)
   Acquisition of interest in Botswana Diamondfields Inc.,
   net of cash acquired                                                    -                    -          238,947
   Disposal of cash on disposition of interest in Metorex                  -                    -      (4,021,000)
-------------------------------------------------------------------------------------------------------------------
                                                                (35,048,982)         (29,882,471)     (11,165,522)
-------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW                                       (34,419,332)           26,991,345        6,270,171
CASH POSITION, BEGINNING OF YEAR                                  38,795,813           11,804,468        5,534,297
-------------------------------------------------------------------------------------------------------------------
CASH POSITION, END OF YEAR                                    $    4,376,481       $   38,795,813    $  11,804,468
-------------------------------------------------------------------------------------------------------------------
REPRESENTED BY:
   Cash                                                       $    4,376,481           40,156,933$      11,804,468
   Bank indebtedness                                                       -          (1,361,120)                -
-------------------------------------------------------------------------------------------------------------------
                                                              $    4,376,481       $   38,795,813$   $  11,804,468
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SEE NOTE 20 FOR SUPPLEMENTAL CASH FLOW INFORMATION.

      See accompanying Notes to the Consolidated Financial Statements

                                       A5

1.   NATURE OF OPERATIONS

     Crew Development Corporation ("Crew" or the "Company") is an international mining exploration, development and operating company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew controls development projects in Canada, Greenland, Norway, Ghana and the Philippines. The Company's shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in these consolidated financial statements are as follows:

     (a)  BASIS OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at June 30, 2003 are as follows:

          SUBSIDIARY % INTEREST
          Nalunaq Gold Mine A/S (Greenland) ("Nalunaq")               82.5%
          Crew Norway AS (formerly Mindex ASA)                        100%
          North Pacific GeoPower Corp. (Canada)                       86.1%
          Hwini-Butre Minerals Ltd. (Ghana)                           100%

          The Company's 67% interest in Nanortalik IS (Greenland) is subject to joint control and is consolidated on a proportionate basis, whereby the Company includes in its accounts its proportionate share of Nanortalik's assets, liabilities, and expenses. Subsequent to year end, the Company's interest in Nanortalik increased to 72%.

          The Company's investment in Metorex Limited ("Metorex") was recorded using the equity method until November 24, 2000, on which date the Company increased its interest to 52% and acquired control of Metorex. The Company then consolidated the results of operations and financial position of Metorex, until its interest was reduced to 41.4% on April 30, 2002, at which time the Company reverted back to the equity method. As a result of a share sale on June 20, 2003 the Company's interest dropped to 5.34% and the Company commenced accounting for the investment in Metorex on the cost basis (Note 5).

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

                                       A6

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

     (f)  INVESTMENTS

          Investments where the Company has the ability to exercise significant influence, generally 20% to 50% owned by the Company, are accounted for using the equity method. Under this method, the Company's share of the company's earnings or losses is included in operations and its investments therein is adjusted by a like amount. Dividends received are credited to the investment accounts.

          Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable. Provisions for impairment of long-term investments are made, where necessary, to recognize other than temporary declines in value. Investments which are capable of reasonably prompt liquidation, and which the Company intends to dispose of, are classified as short-term investments and recorded at the lower of cost and market value.

     (g)  PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment are depreciated on a straight-line or diminishing balance basis over their estimated useful lives. Details of the method and estimated useful lives are as follows:

          Buildings                                   - straight line basis over periods from 3-20 years

          Plant and equipment                         - straight line basis over periods from 3-20 years

          Vehicles                                    - straight line basis over 5 years

          Office equipment, furniture and fixtures    - diminishing balance basis at annual rates of
                                                        between 20% and 30%

          Management reviews the carrying values of its property, plant and equipment on a regular basis for evidence of impairment, primarily by reference to estimated future operating results and undiscounted net cash flows. When the carrying values of these assets exceed their estimated net recoverable amounts, the Company records an impairment provision.

                                       A7

     (h)  MINERAL PROPERTY INTERESTS

          All costs related to the acquisition, exploration and development of mineral properties are capitalized until either commercial production is established, the property is determined to be impaired or it is abandoned. On achievement of commercial production, such costs will be amortized on a systematic basis over the estimated productive life of the property. The Company reviews the carrying value of each property on a regular basis for evidence of impairment. This review generally is made by reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and others, and/or management's estimates of the cash flow to be generated by any producing property based on a mine plan feasibility study. When the carrying value of a property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

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

     (i)  INCOME TAXES

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

     (j)  STOCK OPTIONS

          Effective July 1, 2002 the Company adopted the new recommendations of the CICA with respect to stock-based compensation and other stock-based payments on a prospective basis. The new recommendations require that stock-based payments to non-employees be accounted for using a fair-value based method of accounting. The recommendations encourage, but do not require, the use of a fair-value based method of accounting for stock compensation to employees. The Company has elected to continue to not record stock options issued to employees as compensation expense and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to the financial statements. Had compensation cost for the Company's stock-based compensation been accounted for under the fair-value based method of accounting, the Company's net income and earnings per share would have been as follows:

          Net loss for the period                                                              $ (18,861,357)
          Fair value of share compensation to employees                                             (474,767)
          ---------------------------------------------------------------------------------------------------
          Pro forma net loss for the period                                                    $ (19,336,124)
          ---------------------------------------------------------------------------------------------------
          Pro forma net loss per share                                                           $     (0.14)
          ---------------------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------------------

                                       A8

          The fair value of stock compensation issued to employees was determined using the Black-Scholes option pricing model assuming an average volatility factor of 66%, an average risk-free rate of 3.9% and an expected life of 1 or 5 years. The fair value is amortized on a straight-line basis from the grant date over the vesting period of the related options.

     (k)  EARNINGS (LOSS) PER SHARE

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

(l)       EMPLOYEE FUTURE BENEFITS

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

(m)       COMPARATIVE FIGURES

          Certain of the comparative figures have been reclassified to conform with the current year's presentation.

3.   NALUNAQ MINERAL PROPERTY INTEREST

     The following table shows the continuity of the Nalunaq mineral property interest during the years ended June 30:

                                                                                        2003                 2002
                                                                              --------------         ------------
     Balance, beginning of year                                                  $34,460,247          $25,994,352
     Acquisition of interest                                                       1,892,695                    -
     Expenditures incurred during the year                                         8,782,240            8,465,895
     ------------------------------------------------------------------------------------------------------------
     Balance, end of year                                                        $45,135,182          $34,460,247
     ------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------

     During the year ended June 30, 2000, the Company acquired a 57% interest in the Nalunaq I/S joint venture whose principal asset is a gold development project located in Greenland. This interest was subsequently increased to 67% through additional capital contributions. On June 5, 2001, pursuant to an agreement with the joint venture partner, the Company increased its interest to 82% for no additional cash consideration and obtained operational control of the investment in exchange for various commitments including an agreement to fully fund future development until completion of the final feasibility study, which was completed in August 2002.

     During the year ended June 30, 2003, a new operational structure was introduced and the partners transferred the Nalunaq assets to Nalunaq Gold Mine A/S, a Greenlandic limited liability company. The restructuring resulted in an increase in the Company's interest in the Nalunaq project to 82.5% and a commitment by the Company to fund, or arrange all future financing of, the project.

                                       A9

     As a condition for obtaining the exploitation license for Nalunaq Gold Mines A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (Note 13). During the year ended June 30, 2003 Nalunaq Gold Mine provided a security deposit of $877,338 (DKK 4.2 million) to the government of Greenland to cover future estimated mine closure costs and a three year monitoring program. The amount of the deposit was based on an estimate of closure costs prepared by Greenland's Bureau of Minerals and Petroleum ("BMP") as set out in a detailed closure plan provided by the BMP. The terms set out in the closure plan are not exhaustive and BMP reserve the right to set out additional terms in the event of future exploration activities within these areas of the exploitation license.

     The Company's ability to achieve its Nalunaq mining plan was dependent on its ability to secure additional financing at June 30, 2003. Subsequent to June 30, 2003 the Company completed a convertible bond offering for gross proceeds of NOK 120 million (approximately $22.1 million) which management believes will be sufficient to complete construction of the mine. Achievement of the mine plan is also dependent on a number of estimates included in the mine plan relating to future commodity prices, production cost and recovery rates, exchange rates, and mineral ore reserves.

4.   INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD.

     Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (now renamed "Barberton Mines Limited") for a total cash injection of $5,133,000 (Rand 30 million). This cash payment was comprised of a shareholder loan of $5,132,996 (Rand 30 million) and a nominal equity investment of $4 (Rand 20). The shareholder loans are unsecured, subordinated in favour of all creditors of Barberton, and bear interest at such rate as determined by Barberton's board of directors, but shall not exceed prime. The loans are repayable once certain conditions of Barberton's term-loan facility agreement with its external financiers have been met. Subject to these conditions, Barberton will distribute 66% of its annual profits as repayment of shareholder loans or dividends, subject to it's future cash flow needs.

     The acquisition was made by a consortium consisting of Metorex Ltd., 54% , MCI Resources Ltd., 26%, and the Company, 20%. The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The term loan facility is secured by a pledge of all Barberton shares held by the shareholders and by Barberton's assets. In addition, certain financial and operational lending covenants must be achieved by Barberton, of which failure to do so will result in restrictions on the payment of dividends, repayments of shareholder loans and the repayment of interest thereunder.

     Details of the Company's 20% equity share of the acquired assets and liabilities of Barberton Mines Limited is as follows:

     Current assets                                                                 $         228,667
     Producing mining property, plant and equipment                                        11,082,399
     Other assets                                                                             632,197
     Current liabilities                                                                     (969,984)
     Long-term debt                                                                        (3,593,100)
     Shareholder loans                                                                     (5,323,721)
     Other liabilities                                                                     (2,056,454)
     -------------------------------------------------------------------------------------------------
     Crew's share of net assets acquired                                            $               4
     -------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------

                                      A10

5.   INVESTMENT IN METOREX LIMITED

     In 1997, the Company acquired a 50% interest in Metorex (Proprietary) Limited, a South African company owning shares in, and providing strategic direction to, operating companies mining gold, coal and base metals. As a result of a consolidation of interests which closed on December 6, 1999, this 50% interest was replaced by a 41% interest in Consolidated Murchison Ltd. (now renamed "Metorex Limited"), an affiliated company listed on the London and Johannesburg Stock Exchanges. During November 2000, the Company increased its interest in Metorex to 52% through the acquisition of additional shares from existing shareholders and began consolidating the results of operations and financial position of Metorex (Note 5 (d)).

     At June 30, 2001, the Company held a 53% interest in Metorex and accounted for this investment using the consolidation method.

     On April 26, 2002, the Company's interest was reduced to 41% and the Company ceased to consolidate it's interest in Metorex. A continuity of the investment in Metorex for the two years ended June 30, 2003 is as follows:


     De-consolidation of investment in Metorex on April 30, 2002 (Note 5 (a))                      $ 39,815,345
     Loss on investment in Metorex before exchange loss realized on disposals (Note 5 (c))           (8,036,773)
     Proceeds on disposal of investment (Note 5 (c) (iii))                                           (2,969,040)
     -----------------------------------------------------------------------------------------------------------
     Balance, June 30, 2002                                                                          28,809,532
     Loss on investment in Metorex before exchange loss realized on disposals (Note 5 (c))           (4,232,051)
     Proceeds on disposals of investment (Note 5 (c) (iii))                                         (21,333,405)
     Dividends                                                                                         (858,500)
     Translation adjustment                                                                           1,330,822
     -----------------------------------------------------------------------------------------------------------
     Balance, June 30, 2003                                                                        $  3,716,398
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

     (a) On April 26, 2002, the Company's interest in Metorex was reduced from 53% to 41% through the sale of shares and a concurrent private placement by Metorex with other shareholders. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording its investment in Metorex Limited using the equity method, effective May 1, 2002.

     (b) Prior to April 26, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

     (c) The loss on the Company's investment in Metorex during the years ended June 30, 2003 and 2002 consists of the following:

                                                                        2003             2002             2001
                                                               -------------   --------------     ------------
          Equity earnings from investment (i)                  $   1,051,967   $  1,549,819       $  3,540,665
          Dilution loss (ii)                                                    (1,133,928)                  -
          Losses on disposals of interest (iii)                  (4,140,463)    (1,071,479)                  -
          Provisions for impairment of investment (iv)           (1,143,555)    (7,381,185)                  -
          ----------------------------------------------------------------------------------------------------
          Loss on investment in Metorex before
          exchange loss realized on disposals                    (4,232,051)    (8,036,773)          3,540,665
          Foreign exchange loss realized on disposals            (1,216,709)      (774,725)                  -
          ----------------------------------------------------------------------------------------------------
          Loss on investment in Metorex                          (5,448,760)    (8,811,498)          3,540,665
          ----------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------

                                      A11

          (i) the equity earnings for the year ended June 30, 2003, represent the Company's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41%. and from October 22, 2002 to June 15, 2003 at 21%. The equity earnings for the year ended June 30, 2002 represent the Company's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002 at 41%. The equity earnings for the year ended June 30, 2001 represents the Company's proportionate share of Metorex's net earnings from July 1, 2000 to November 24, 2000.

          (ii) In a private placement completed on April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $8,515,978. This transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928.

         (iii) In three separate transactions during the year ended June 30, 2003, the Company sold a total of 48,208,412 shares of Metorex for cash proceeds of $21,333,405, resulting in total losses on disposal of $4,140,463 and a reduction in the Company's interest in Metorex from 21% to 5.34%.

               On April 26, 2002, the Company disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479.

          (iv) As at June 30, 2003, the investment in Metorex was held as a short-term investment. At June 30, 2003, the market value of the investment in Metorex Limited was $1,143,555 less than the carrying value, accordingly, the Company has provided for this decline in value.

               As at June 30, 2002 the investment in Metorex was held as a long-term investment and management determined that this investment had experienced a permanent decline in value and that this decline related to the assets and operations of Metorex. As a result the Company recorded a provision for impairment of $7,381,185.

     (d) The acquisition of Metorex on November 24, 2000 was accounted using the purchase method of accounting. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at the dates of acquisition as follows:

          ASSETS ACQUIRED
            Current assets (including cash of $13,643,225)                               $         43,731,919
            Mining properties, plant and equipment                                                 82,524,795
                                                                                                  126,256,714
          ---------------------------------------------------------------------------------------------------
          LIABILITIES ACQUIRED
            Current liabilities                                                                    33,225,636
            Long-term obligations                                                                  19,142,893
            Non-controlling interest in subsidiaries of Metorex                                     3,178,394
                                                                                                   55,546,923
          ---------------------------------------------------------------------------------------------------
          NET ASSETS                                                                               70,709,791
            Non-controlling interest in Metorex                                                    30,071,040
            Crew's investment in Metorex                                                           40,638,751
            Crew's existing investment in Metorex immediately prior to
            the date of acquisition                                                                30,714,464
          ---------------------------------------------------------------------------------------------------
          Cash consideration                                                             $          9,924,287
          ---------------------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------------------

                                      A12

6.   INVESTMENT IN ASIA PACIFIC RESOURCES

     At June 30, 2003, the Company holds approximately 6.22% (2002 - 7%) of Asia Pacific Resources Ltd. ("Asia Pacific") with a carrying value of $1,730,760 (2002 - $4,950,000). During the year ended June 30, 2003, management determined that this investment would not be held as a long-term investment and accordingly the investment has been reclassified as a short-term investment. At June 30, 2003, the market value of the investment in Asia Pacific was $2,887,350 less than its carrying value and accordingly, the Company has recorded a provision for this decline in value. During the year ended June 30, 2003, the Company disposed of 4,154,000 shares for cash proceeds of $303,777, resulting in a loss on disposal of $28,133.

     During the year ended June 30, 2002, Asia Pacific completed a financial restructuring which included the conversion of all of its outstanding debentures into common shares and the issuance of additional common shares through private placements. The Company invested an additional $5 million into Asia Pacific as part of the restructuring during 2002. Due to the dilution of its interest as a result of the debenture conversion during 2002 and the prolonged period in which there had been a substantial decline in value of Asia Pacific shares, the Company determined that an indication of impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056.

7.   OTHER MINERAL PROPERTY INTERESTS

     The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced. Details are as follows:

                                                                                               2003              2002
                                                                                     --------------     -------------
         Other mineral property interests, beginning of year                            $ 5,858,894       $ 8,227,052
         Expenditures incurred during the year                                              491,923         2,717,587
         Provision for impairment in value of Roros Project (f)                                   -        (4,688,918)
         Provision for impairment of other properties                                             -          (320,960)
         Provision for impairment of geothermal asset (g)                                (2,897,355)                -
         Other                                                                                    -           (75,867)
         ------------------------------------------------------------------------------------------------------------
         Other mineral property interests, end of year                                  $ 3,453,462       $ 5,858,894
         ------------------------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------------------------

         Consisting of:

                                                                                             2003                2002
                                                                                    -------------      --------------
         Hwini-Butre Gold Project (Ghana) (a)                                           3,213,200           3,181,803
         Sequinner Olivine (Greenland) (b)                                                 84,064              63,493
         Nanortalik IS (Greenland) (c)                                                    144,182                   -
         Ringvassoy (Norway) (d)                                                           12,013                   -
         Mindoro Nickel Project (Philippines) (e)                                               1                   1
         Roros Project (Norway) (f)                                                             1                   1
         Geothermal Project (g)                                                                 1           2,613,596
         ------------------------------------------------------------------------------------------------------------
                                                                                        3,453,462           5,858,894
         ------------------------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------------------------

         (a)  HWINI-BUTRE GOLD PROJECT

              Through a wholly-owned subsidiary, the Company owns 51% of the Hwini-Butre gold concession located in Ghana, Africa (Note 13).

                                      A13

     (b)  SEQUINNER OLIVINE

          During the year ended June 30, 2003, the Company exercised an option to acquire 100% of mineral rights to the Sequinner Olivine property in Southern Greenland.

          Subsequent to the year ended June 30, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study ("BFS") for the Olivine project. The Company will be responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco will cover all related costs. If the BFS is successfully completed, Minelco will have an option to acquire 51% of the Sequinner project for nominal consideration. Minelco would then be responsible for funding all capital expenditures related to the development of a mining operation as defined by the BFS.

     (c)  NANORTALIK IS

          In connection with the ownership restructuring of the Nalunaq assets and the formation of Nalunaq Gold Mine A/S, the remaining concessions formerly held by Nalunaq I/S were transferred to Nanortalik I/S during the year ended June 30, 2003. Nanortalik I/S is a joint venture between the Company (67% interest) and NunaMinerals A/S (33% interest).

          The joint venture holds an exploration license which expires in July 2004 and requires a total work commitment of DKK 4.0 million (approximately $835,000) during 2002 and 2003. Failure to meet this minimum work commitment will allow BMP to request payment of 50% of the remaining amount in cash after the expiration of the license.

          During the year ended June 30, 2003 the joint venture incurred $231,673 (DKK 1,086,492) in exploration costs. Subsequent to year-end, the Company funded an additional $452,395 (DKK 2,058,240). NunaMinerals was unable to participate in this capital call and as a consequence, will suffer a dilution resulting in an increase in the Company's interest from 67% to 72%. It is expected that the Company will fund all of the remaining exploration commitment for the current program, resulting in a further increase in its joint venture interest. Should the interest of NunaMinerals be reduced below 10% due to continued dilution, NunaMinerals would have the option of converting its interest into a net royalty smelter agreement ("NSR"). The NSR percentage would be determined based on a sliding scale as defined in the joint venture agreement.

          These financial statements include the following assets, liabilities, results of operations and cash flows related to the proportionate consolidation of Nanortalik:

                                                                                  2003
                                                                          ------------
          Assets                                                     $         153,151
          ----------------------------------------------------------------------------
          Liabilities                                                $         122,955
          ----------------------------------------------------------------------------

          Expenses and net loss                                      $          75,904
          ----------------------------------------------------------------------------

          Cash flows from operating activities                       $          46,818
          Cash flows from investing activities                               (141,658)
          Cash flows from financing activities                                 106,100

     (d)  RINGVASSOY GOLD PROJECT

          The Ringvassoy gold project is found in a Archean Greenstone belt, in Northern Norway. The Company has entered into a 50% earn in agreement with Northern Shield Resources Inc, a private Canadian junior exploration company, for completing exploration work amounting to $750,000 over two years.

                                      A14

     (e)  MINDORO NICKEL PROJECT

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

          During the year ended June 30, 2002, the Company expensed further costs of $1,572,585 related to the Mindoro Nickel Project. The majority of these costs relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities relating to the project, pending the reinstatement of the Mineral Production Agreement ("MPSA") which was cancelled in July 2001. Effective April 2002, the Company withdrew all activities and temporarily placed the Mindoro Nickel Project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA.

     (f)  ROROS PROJECT

          Title to the Roros Project is secured through 55 mineral claims in seven different municipalities in Central Norway. Due to depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project during the year ended June 30, 2002.

     (g)  GEOTHERMAL PROJECT

          Effective November 22, 2001, North Pacific GeoPower Corp. ("NPGP") acquired all of the issued and outstanding common shares of Meager Creek Development Corporation ("MCDC") from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum Resources relating to the geothermal site.

          This business combination was accounted for as a reverse takeover using the purchase method of accounting with the Company identified as the acquirer and NPGP being the acquiree. The results of operations and financial position of NPGP have been consolidated from November 22, 2001, being the date that the Company obtained control. The fair value of the net liabilities of NPGP assumed by the Company at November 22, 2001 of $170,402 was recorded as a charge to deficit.

          Concurrent with the reverse takeover, the Company acquired 10,030,823 shares of NPGP from the son of the former chairman of the Company for cash consideration of $1,203,699. The net effect of the reverse takeover and concurrent acquisition of 10,030,823 shares of NPGP was the acquisition of NPGP and the dilution of the Company's interest in the Meager Creek property. The Company subsequently participated in a private placement for 16,700,000 shares of NPGP for cash consideration of $2,004,000 which had the effect of further increasing its interest to 91%. As a result of these transactions, the Company recorded a loss on dilution of geothermal asset of $1,503,055 during the year ended June 30, 2002, which included the $1,203,699 of cash paid to the related party.

                                      A15

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

          During the year ended June 30, 2003, the Company granted 800,000 of its shares in NPGP to the former Chairman, as part of a settlement agreement.

          Due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project $1, resulting in a provision for impairment of $2,897,355 during the year ended June 30, 2003.

          Pursuant to an agreement dated September 3, 2003, which is still subject to regulatory approval, the Company has agreed to sell all of its shares in NPGP to an officer, and former director, of NPGP (see
          Note 18).

8.   RESTRUCTURING COSTS

     In order to centralize the Company's executive management, key operational and administrative functions in one location, the Company closed its office in Norway and relocated its head office from Vancouver to London during the year ended June 30, 2003.

     This restructuring resulted in the following costs and accrued liabilities at June 30, 2003:

                                                                                                         Accrued
                                                  Restructuring                     Cash           Restructuring
                                                          Costs                 Payments    Costs at June30, 2003
                                             ------------------      -------------------   ----------------------
     Workforce reduction costs          $              $131,558  $               131,558  $                     -
     Lease exit costs                                   285,315                        -                  285,315
     Other costs                                        176,254                  133,884                   42,370
     ------------------------------------------------------------------------------------------------------------
                                        $              $593,127  $              $265,442  $              $327,685
     ------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------

     The workforce reduction costs of $131,558 relate to severance for five employees who were terminated in connection with the closure of the Vancouver and Norway offices. In addition, lease exit costs of $285,315 were incurred based on remaining committed lease payments for the Vancouver office space, net of expected future sublease revenue. The remaining accrued lease exit costs will be paid monthly until the lease expires in February 2006.

                                      A16

9.   INCOME TAXES

     Future income tax assets and liabilities arise at June 30 from the following:

                                                                               2003               2002
                                                                  -----------------   ----------------
     Future income tax assets
       Investments                                            $           1,073,716  $       4,969,756
       Mineral property interests                                        11,097,074         10,447,295
       Property, plant and equipment                                        530,079            273,880
       Loss carry-forwards                                               13,575,903         16,183,218
       Share issue costs                                                     29,000          1,030,328
       Other                                                                 87,017                  -
     -------------------------------------------------------------------------------------------------
                                                                         26,392,789         32,904,477
       Valuation allowance                                             (26,392,789)       (32,904,477)
       Future income tax assets                                                   -                  -

     Future income tax liabilities
       Nalunaq mineral property interest                                (3,156,681)        (3,156,681)
       Other mineral property interest                                    (181,803)          (181,803)
     -------------------------------------------------------------------------------------------------
       Future income tax liabilities                                    (3,338,484)        (3,338,484)
     -------------------------------------------------------------------------------------------------
     Future income tax liabilities, net                       $         (3,338,484)  $     (3,338,484)
     -------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------

     A reconciliation of the provision for (recovery of) income taxes is as follows:

                                                                 2003                    2002                2001
                                                       --------------        ----------------      --------------
     Recovery of income taxes based on
       Canadian statutory tax rate of 39%
      (2002 - 42%; 2001 - 45%)                      $     (7,368,068)    $       (16,218,546)  $     (12,387,479)
     Add (deduct) Lower foreign tax rates                     184,919               (384,139)           4,002,121
       Tax effect of losses not recognized                  7,056,598              19,429,203           3,273,289
       Reassessment of Metorex's prior year taxes                   -               (736,490)                   -
     Other                                                    126,551             (1,443,893)             764,123
     ------------------------------------------------------------------------------------------------------------
     Provision for income taxes                     $               -     $           646,135  $      (4,347,946)
     ------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------

     As at June 30, 2003, the Company and its subsidiaries have estimated non-capital losses carried forward for Canadian income tax purposes of approximately $21,900,000 (2002 - $23,100,000), which can be applied to reduce future Canadian income taxes payable and will expire in 2004 to 2010. As at June 30, 2003 the Company's subsidiaries also have estimated non-capital losses carried forward for Greenland, Norwegian and Philippine income tax purposes of approximately $8.8 million, $9.4 million and $1.1 million, respectively. The loss carry-forwards in Greenland can be applied to reduce future income taxes payable and do not expire. The other loss carryforwards will expire in 2011 and 2012 for Norway and 2004 to 2006 for the Philippines. The potential tax benefits of these loss carry-forwards have been offset by recognition OF A VALUATION ALLOWANCE IN THESE FINANCIAL STATEMENTS.

10.  SHARE CAPITAL

     (a) The authorized share capital at June 30, 2003 is 250,000,000 common shares without par value (2002 - 250,000,000 common shares without par value).


                                      A17

     (b) Details of changes in the issued share capital since June 30, 2001 are as follows:

                                                                                NUMBER
                                                                              OF SHARES              AMOUNT
                                                                          -----------------      -------------
           Balance, June 30, 2000                                                87,613,060        113,830,010
           Issued for cash on exercise of warrants (c)                            1,600,000          1,597,896
           Issued for cash on private placement ((d) and (e))                    39,173,134         41,202,996
           Issued for cash on exercise of stock options                             120,000            120,000
           ---------------------------------------------------------------------------------------------------
           Balance, June 30, 2001                                               128,506,194        156,750,902
           Issued for cash on private placement (f)                              10,158,101          3,364,032
           ---------------------------------------------------------------------------------------------------
           Balance, June 30, 2002 and 2003                                      138,664,295        160,114,934
           ---------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------

     (c) During the year ended June 30, 2000, the Company issued 3,200,000 units for proceeds of $3,780,789 (net of issue costs of $219,211). Each unit consisted of one common share and one share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $1.50 per share from the date of issue until February 17, 2001. During the year ended June 30, 2001, these share purchase warrants were repriced to $1.00 per share and 1,600,000 share purchase warrants were exercised for aggregate proceeds of $1,597,896 (net of issue costs of $2,104). The balance of 1,600,000 warrants expired unexercised.

     (d) During the year ended June 30, 2001, the Company issued 13,800,000 common shares for proceeds of $14,499,878 (net of issue costs of $1,094,122).

     (e) During the year ended June 30, 2001, the Company issued 25,373,134 units for proceeds of $26,703,118 (net of issue costs of $1,974,941). Each unit consisted of one common share and one-half of a share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $1.47 per share from the date of issue until May 21, 2002. During the year ended June 30, 2002, all of these share purchase warrants were repriced to $0.43 per share and then expired unexercised.

     (f) During the year ended June 30, 2002, the Company issued 10,158,101 units for proceeds of $3,364,032 (net of issue costs of $394,465). Each unit is convertible into one common share of the Company for no additional consideration.

     (g) During the year ended June 30, 2002, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price of $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $275,250. On May 1, 2003, these warrants expired without being exercised and the carrying value of these warrants, in the amount of $275,250, was classified as contributed surplus.

     (h) During the year ended June 30, 2003, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $21,430.

     (i) The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At June 30, 2003, there were 2,733,500 options available for grant.

                                      A18

     The following table summarizes share option activity since June 30, 2001:

                                                                                  Options outstanding
                                                                                -----------------------
                                                                                                Weighted
                                                                               Number of         average
                                                                                shares        exercise price
                                                                              --------------------------------
           Balance, June 30, 2000                                                  6,160,000   $          1.22
            Cancelled                                                              (580,000)              1.24
            Exercised                                                              (120,000)              1.00
           ---------------------------------------------------------------------------------------------------
           Balance, June 30, 2001                                                  5,460,000              1.22
            Granted                                                                8,000,000              0.41
            Cancelled                                                            (3,310,000)              1.19
           ---------------------------------------------------------------------------------------------------
           Balance, June 30, 2002                                                 10,150,000              0.59
            Granted                                                                5,900,000              0.39
            Cancelled                                                            (4,680,000)              0.58
           ---------------------------------------------------------------------------------------------------
           Balance, June 30, 2003                                                 11,370,000   $          0.49
           ---------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------

          The following table summarizes outstanding and exercisable share options at June 30, 2003:

                   Number of                                                                    Weighted
               Share Options                          Expiry                                    Average
                 Outstanding                           Date                                  Exercise Price
           ------------------                  ----------------------                       ------------------
                      20,000                    October 21, 2003                            $             1.00
                     300,000                    March 4, 2004                                             1.14
                   3,750,000                    May 2, 2004                                               0.42
                     900,000                    June 26, 2005                                             1.33
                   3,750,000                    March 6, 2007                                             0.40
                     500,000                    May 2, 2007                                               0.41
                   1,250,000                    November 1, 2007                                          0.33
                     250,000                    November 2, 2007                                          0.33
                     150,000                    February 4, 2008                                          0.49
                     500,000                    January 17, 2008                                          0.36
           ---------------------------------------------------------------------------------------------------
                  11,370,000                                                                $             0.49
           ---------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------

11.  CUMULATIVE TRANSLATION ADJUSTMENT

     The cumulative translation adjustment comprises:

                                                                                          2003                2002
                                                                                --------------      --------------
      Cumulative effect of unrealized losses on foreign
       exchange translation in prior periods                                    $  (2,769,497)      $  (6,770,759)
      Reduction for portion of translation adjustment related to
       disposals and dilution of interest in Metorex (Note 5)                        1,216,709             774,725
      Decrease (increase) in unrealized loss on translation of
       net assets (Note 5)                                                           1,330,822           3,226,537
      -------------------------------------------------------------------------------------------------------------
      Cumulative unrealized losses on foreign exchange
       translation at end of year                                                    (221,966)         (2,769,497)
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------

     This balance represents the net unrealized foreign currency translation losses on the Company's net investment in Metorex.

                                      A19

12.  COMMITMENTS

     The Company is committed to minimum annual non-cancellable future operating lease payments as follows:

                                                                                          2003                2002
                                                                                --------------     ---------------
      Within one year                                                        $         542,578  $          173,227
      Years two to five                                                                278,320             445,311
      ------------------------------------------------------------------------------------------------------------
                                                                             $         820,898  $          618,538
      ------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------

         Pursuant to a consulting agreement between NPGP and the former Chairman, NPGP is committed to pay $100,000 in consulting fees in the year ended June 30, 2004.

         Since the balance sheet date the Company has approved capital commitments totalling $7,696,721 to be incurred in relation to the Nalunaq Gold project, its gold deposit in Greenland. This expenditure has initiated the infrastructure required to mine and ship the ore from Greenland. The largest single commitment has been the delivery of a turnkey camp for seventy people. This commitment encompassed mobilization, construction and earthworks, water and power supply and wastewater treatment. In addition an upgrade of the access roads to the mine was approved.

         The other major commitment was the construction and preparation of the anchor systems for the barge and bulk carrier and to mobilize and install the 300 foot barge used as a support for the ship loader facility. These facilities are expected to be fully operational by October 2003.

         The Company has exercised an option agreement with Altai Philippines Mining Corporation ("APMC") in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions. If the Company wishes to retain these rights, it must pay to APMC an amount of US$50,000 per year for each of the next three years, and then $125,000 per year for each year thereafter until the project produces a minimum of 50,000 tons of ore mineral per month. If and when this production milestone is reached, the Company will then be obligated to pay a 25% royalty on net profits from the mining operations. The Company has the option, at any time, of purchasing this royalty interest from APMC for US$750,000, prior to February 4, 2007, or for US$1,000,000 if exercised after February 4, 2007. The Company is able to terminate this agreement at any time, in which case the exploration rights would be forfeited and any unpaid amounts would not be payable.

13.      CONTINGENCIES

         As a condition for obtaining the exploitation license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003. The guarantee covers all present and future liabilities, such as environmental liabilities, which may be imposed on Nalunaq Gold Mine A/S under both present and future laws of Greenland, including future amendments which may be made to the exploitation license. The Company has unlimited liability under the terms of this guarantee.

         A subsidiary of the Company has been named as a defendant in an action brought by a third party claiming that the Hwine-Butre mineral concessions in Ghana, with a book value of $3.2 million, were not properly transferred to the Company. The Company is confident that it has proper title to the concession and is vigorously defending its title; however, the ultimate outcome of this action is currently not determinable.

                                      A20

14.      CASH FLOW STATEMENT INFORMATION

         (a)      CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS


                                                                        2003                 2002                  2001
                                                              --------------      ---------------     -----------------
         (Decrease) increase in
         Accounts receivable                                  $     (160,335)     $     1,419,210      $      (5,661,015)
         Inventories                                                        -          (1,594,979)             2,138,770
         Prepaid expenses                                            (93,871)             (67,528)             (144,874)
         Mining assets held for sale                                        -                    -               209,795
         Due from associated companies                                      -          (1,722,266)                     -
         (Decrease) increase in
         Accounts payable and accrued liabilities                     209,848          (6,749,043)             1,845,203
         Accrued restructuring costs                                  327,685                    -                     -
         Due to associated companies                                        -             (86,453)                 3,114
         Promissory notes due to related parties                      379,152                    -                     -
         ---------------------------------------------------------------------------------------------------------------
                                                              $       662,479     $    (8,801,059)     $     (1,609,007)
         ---------------------------------------------------------------------------------------------------------------
         ---------------------------------------------------------------------------------------------------------------

         (b)      NON-CASH INVESTING ACTIVITIES

          During 2003 the Company recorded a non-cash addition in the amount of $1,892,695 to its Nalunaq property interest as described in Note 3.

     (c)  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                2003          2002           2001
                                            ----------     ----------     ----------
         Cash payments for interest         $   20,728     $1,531,359     $  471,032
         Cash payments for income taxes         54,109      4,620,470      1,744,801

15.      RELATED PARTY TRANSACTIONS

         Related party transactions, not disclosed elsewhere in these financial statements, comprise:

         Promissory notes due to related parties of $379,152 include amounts payable to two former directors of North Pacific GeoPower, a subsidiary of the Company. The notes bear interest at a rate of 8% per annum and are due on demand.

         The Company also paid management fees during the year ended June 30, 2003 of $501,900 (2002 - $253,591; 2001 - $Nil) and a bonus of $Nil
         (2002 - $280,513; 2001 - $Nil) to a company controlled by a new director and President and CEO of the Company.

         During the year ended June 30, 2003, law firms of which directors of the Company were partners received total legal fees of $469,942 from the Company (2002 - $462,024; 2001 - $Nil).

         The Company paid management fees during the year ended June 30, 2003 of $Nil (2002 -$215,433; 2001 - $443,805) and termination fees of $Nil
         (2002 - $632,000; 2001- $Nil) to a company controlled by the former CEO and Chairman of the Company.



                                      A21

16.      SEGMENTED INFORMATION

         (a)      OPERATING SEGMENTS

         The Company manages its commercial mining operations by the type of commodity produced. As a result of the loss of control of the investment in Metorex, management considers that the Company commenced operating in one operating segment as of July 1, 2002, being the exploration and development of mineral properties.

         (b)      SEGMENT INFORMATION FOR THE YEAR ENDED JUNE 30, 2002



                                                                                            Exploration
                                                                               Fluorospar           and   Unallocated
                        Antimony/                                               and other   development     corporate
                             Gold          Coal          Zinc        Copper      minerals    activities         items          Total
                             ----          ----          ----        ------      --------    ----------         -----          -----

Mineral sales        $ 16,011,005   $15,734,815   $18,339,827   $44,520,523   $17,124,531  $          -   $         -  $111,730,701
------------------------------------------------------------------------------------------------------------------------------------
Interest income            39,612             -       184,753       423,522       196,808       187,301       831,545     1,863,541
Amortization of
  capital assets         (566,306)   (1,016,452)   (1,830,930)            -      (694,902)     (155,895)      (86,630)   (4,351,115)
Provisions for asset
  impairments                   -             -             -    (8,450,857)            -   (24,602,934)            -   (33,053,791)
Loss on investment in
  Metorex Limited               -             -             -             -             -             -    (8,036,773)   (8,036,773)
Loss on dilution of
  interest in
  geothermal asset              -             -             -             -             -             -    (1,503,055)   (1,503,055)
Costs related to
  Mindoro Nickel
  Project                       -             -             -             -             -    (1,572,585)            -    (1,572,585)
Interest expense                -      (282,609)      (51,198)   (1,089,101)     (107,877)            -          (178)   (1,530,963)
Other income
(expenses)            (14,832,347)  (16,058,602)  (15,068,611)  (36,758,408)  (10,319,745)   (2,150,176)   (6,863,641) (102,051,530)
Non-controlling
  interest                      -             -             -             -    (1,195,569)       84,372      (487,787)   (1,598,984)
Income taxes              162,338             -      (468,771)   (1,179,822)   (1,782,597)    1,109,085     1,513,632      (646,135)
------------------------------------------------------------------------------------------------------------------------------------

Net income (loss)     $   814,302  $ (1,622,848) $  1,105,070  $ (2,534,143) $  3,220,649  $(27,100,832) $(14,632,887) $(40,750,689)
------------------------------------------------------------------------------------------------------------------------------------
Additions to capital
  assets              $   132,771  $  1,966,989  $    215,440  $ 10,246,254  $  1,598,267  $  8,733,637  $    404,083  $ 23,297,441
------------------------------------------------------------------------------------------------------------------------------------
Total assets at
  June 30, 2002       $         -  $          -  $          -  $          -      $      -  $ 46,659,056  $ 35,426,878  $ 82,085,934
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

         (c)      SEGMENT INFORMATION FOR THE YEAR ENDED JUNE 30, 2001


                                                                                            Exploration
                                                                               Fluorospar           and   Unallocated
                        Antimony/                                               and other   development     corporate
                             Gold          Coal          Zinc        Copper      minerals    activities         items          Total
                             ----          ----          ----        ------      --------    ----------         -----          -----

Mineral sales         $10,897,227   $13,742,753   $12,977,637   $33,222,423    $8,862,098   $         -    $        -  $ 79,702,138
------------------------------------------------------------------------------------------------------------------------------------
Interest income            61,994           972       144,200       327,851       256,140        15,253      543,606      1,350,016

Amortization of
  capital assets         (382,655)   (1,041,468)   (1,351,246)     (350,006)     (489,931)      (48,479)     (404,697)   (4,068,482)
Provision for
  decline in
  value of Mindoro
  nickel project                -                                                           (34,024,132)                (34,024,132)
Equity earnings
  from
  investment in
  Metorex                       -                                                                           3,540,665     3,540,665
Interest expense                -      (231,265)       (1,166)     (336,597)      (48,390)      (20,017)        3,161      (634,274)
Other income                    -
(expenses)            (10,318,288)  (13,531,506)  (11,070,772)  (25,398,683)   (6,322,463)   (2,175,300)   (4,576,650)  (73,393,662)
Non-controlling
  interest                      -                                   122,046      (242,731)            -    (2,983,067)   (3,103,752)
Income taxes                    -                    (589,628)   (1,876,158)     (685,437)    7,499,169                   4,347,946
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)     $   258,278   $(1,060,514)  $   109,025   $ 5,710,876   $ 1,329,286  $(28,753,506)  $(3,876,982) $(26,283,537)
------------------------------------------------------------------------------------------------------------------------------------
Additions to
  capital
  assets              $   551,500   $ 1,736,699   $   267,517   $13,372,861   $ 2,257,526  $ 12,377,822   $    71,856  $ 30,635,781
------------------------------------------------------------------------------------------------------------------------------------
Total assets at
  June 30,2001        $10,969,780   $13,552,649   $11,190,362   $77,250,797   $31,872,231  $ 53,142,782   $27,176,685  $225,155,286
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

         (d)      GEOGRAPHIC SEGMENTS

                  All of the Company's mineral sales revenues are derived from the African geographic segment.




                                      A22

         Capital assets consist of property, plant and equipment, geothermal project and mineral property interests in the following locations:


                                            2003                    2002
                                            ----                    ----
         Greenland                       $45,363,428            $34,460,247
         Africa                            3,213,200              3,351,122
         Europe                               90,550                143,405
         Philippines                          88,716                175,365
         Canada                                5,217              3,080,349
                                         -----------            -----------
                                         $48,761,111            $41,210,488
                                         -----------            -----------
                                         -----------            -----------

         In addition, the Company had short-term investments in associated companies in Africa with a carrying value of $ 3,716,398 at June 30, 2003 ($28,809,532 at June 30, 2002).

17.      FINANCIAL INSTRUMENTS

         (a)      CREDIT RISK

                  The Company's credit risk is primarily attributable to receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company's management based on the current economic environment.

                  The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

         (b)      FOREIGN CURRENCY RISK

                  The Company has foreign currency investments and liabilities and, as a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company does not currently use derivative instruments to manage this risk.

         (c)      FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The carrying values of the Company's financial instruments, which include cash, accounts receivable due from Metorex Limited, accounts payable and accrued liabilities and promissory notes, approximate their respective fair values.

18.      SUBSEQUENT EVENTS

         Subsequent events not disclosed elsewhere in these financial statements consist of the following:

         (a)      SALE OF NORTH PACIFIC GEOPOWER CORP.

                  On September 3, 2003 the Company entered into an agreement to sell its 86.1% shareholding in North Pacific GeoPower Corp. ("NPGP") to Kenneth McLeod, an officer and former director of NPGP. The transaction is subject to regulatory approval.

                  In consideration for the sale of this subsidiary, the Company will receive cash consideration of $232,312, will forgive amounts of $562,091 which were payable by NPGP to the Company and will be entitled to receive the balance owing by NPGP to the Company of $833,078 prior to December 31, 2011. The NPGP outstanding debt of $569,254 will be assumed by the purchaser. This transaction will result in an accounting gain of approximately $1.3 million for the Company to be recorded in the year ended June 30, 2004.




                                      A23

         (b)      CONVERTIBLE BOND ISSUE

                  On August 28, 2003, the Company announced that it placed a NOK 120 million (approximately $22.1 million) three-year senior unsecured convertible bond with three major international institutions based in London. The bond bears a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the holder, into common shares of the Company at a conversion price of NOK 3.60 ($0.66) per share. The maximum number of shares that may be issued upon conversion of the bond is 33.3 million shares. The closing date for the bond issue will be September 8, 2003 and the principal portion is fully repayable on September 8, 2006. An application for the listing of the bond including the prospectus will be submitted to the Oslo Stock Exchange.

19. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, differ in some respects from U.S. GAAP. The differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized below:

         Consolidated Balance Sheets

                                                                                          2003                      2002
                                                                        ----------------------      ---------------------
        Total assets under Canadian GAAP                                $           68,393,404      $          82,085,934
        Decrease in Nalunaq mineral property interest due to expensing
            of exploration costs (b)                                               (23,800,122)               (21,259,848)
        Decrease in other mineral property interests due to expensing
            of exploration costs (b)                                                  (271,656)                (2,493,361)
        Effect of application of foreign exchange translation (d)
            Increase (decrease) in carrying value of
                Nalunaq mineral property interest                                      765,387                    452,393
                Other assets                                                           (20,912)                     7,644
        -----------------------------------------------------------------------------------------------------------------
        Total assets under U.S. GAAP                                   $            45,066,101      $          58,792,762
        -----------------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------------

        Total liabilities under Canadian GAAP                          $            10,911,711      $           8,311,845
        Reduction of future tax liability related to expensing of
            exploration costs (b)                                                   (3,156,681)                (3,156,681)
        Reduction of non-controlling interest due to expensing of
            exploration costs (b)                                                   (3,525,284)                (1,743,861)
        -----------------------------------------------------------------------------------------------------------------
        Total liabilities under U.S. GAAP                              $             4,229,746      $           3,411,303
        -----------------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------------

        Total shareholders' equity under Canadian GAAP                 $            57,481,693      $          73,774,089
        Cumulative adjustment to mineral property interests, net of
            future income taxes and non-controlling interest (b)                   (17,389,813)               (18,852,667)
        Effect of different treatment of the available-for-sale
            investments in Metorex Limited and Asia Pacific Resources
            on: (c), (e)
                Cumulative other comprehensive income                                4,030,905                          -
                Deficit                                                             (4,030,905)                         -
        Effect of different treatment of the Metorex consolidation of interests on: (c)
                Cumulative other comprehensive income                                 (161,079)                (1,236,750)
                Deficit                                                                161,079                  1,236,750
        Effect of application of foreign exchange translation on: (d)
                Cumulative other comprehensive income                                1,068,541                    784,073
                Deficit                                                               (324,066)                  (324,066)
        -----------------------------------------------------------------------------------------------------------------
        Total shareholders' equity under U.S. GAAP                      $           40,836,355      $          55,381,429
        -----------------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------------


                                      A24

19. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         Consolidated Statements of Income


                                                                             2003             2002                2001
                                                                     -------------     -------------     -------------
         Net (loss) income under Canadian GAAP                       $ (18,861,357)    $ (40,750,689)    $ (26,283,537)
         Write-off of additional US GAAP carrying value of
             impaired assets due to different purchase price
             allocation in prior year acquisitions (a)                                    (3,311,657)      (10,849,060)
         Release of future income tax liability related to
             write-off of excess purchase price allocated to
             Mindex ASA (a)                                                                                  4,715,834
         Mining exploration expenditures expensed in current
             period (b)                                                  1,591,517       (10,033,368)       (7,701,184)
         Future income tax recovery (expense) related to
             expensing of exploration costs (b)                                             (100,685)        3,257,366
         Non-controlling interest related to expensing of
             exploration costs (b)                                        (128,663)
         Effect of different treatment of the Metorex
             consolidation of interests on: (c)
                 (Loss) gain on investment in Metorex Limited           (1,075,671)        2,882,811
                 Amortization                                                                                  632,470
                 Provision for future income taxes                              --                            (189,741)
         Loss on investment in Metorex Limited (c)                       1,143,555
         Provision for impairment of investment in Asia Pacific
             Resources (e)                                               2,887,350        14,272,054       (14,272,054)
         Effect of application of foreign exchange translation
             on: (d)
                 Amortization                                                                     --             4,283
                 Provision for impairment of other mineral
                    property interests and Mindoro Nickel Project                           (177,789)          672,779
                 Foreign exchange                                                                             (543,961)
         Effect of unrealized gain on derivatives on: (f)
             Interest and other income                                                      (343,099)          343,099
             Provision for future income taxes                                               102,930          (102,930)
             Non-controlling interest                                         --             112,880          (112,880)
                                                                     -------------     -------------     -------------
         Net loss under U.S. GAAP                                    $ (14,443,269)    $ (37,346,612)    $ (50,429,516)
                                                                     -------------     -------------     -------------
                                                                     -------------     -------------     -------------
         Fair value of the re-priced warrants (j)                                      $  (1,035,907)    $    (456,556)
                                                                     -------------     -------------     -------------
                                                                     -------------     -------------     -------------
         Net loss for the period  attributable  to common
              shareholders under U.S. GAAP                           $ (14,443,269)    $ (38,382,519)    $ (50,886,072)
                                                                     -------------     -------------     -------------
                                                                     -------------     -------------     -------------
         Net loss per share under U.S. GAAP                          $       (0.10)    $       (0.29)    $       (0.50)
                                                                     -------------     -------------     -------------
                                                                     -------------     -------------     -------------
         Diluted net loss per share under U.S. GAAP                  $       (0.10)    $       (0.29)    $       (0.50)
                                                                     -------------     -------------     -------------
                                                                     -------------     -------------     -------------
         Weighted average number of shares outstanding under
              U.S. GAAP                                                138,664,295       131,790,183       101,708,357
                                                                     -------------     -------------     -------------
                                                                     -------------     -------------     -------------



                                      A25

19. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         Consolidated Statements of Cash Flows

                                                                       2003                   2002                2001
                                                      ---------------------  ---------------------  ------------------
         Cash flows from operating activities under
             Canadian GAAP                            $          (6,580,105) $          (7,049,425) $        3,901,361
         Reclassification of exploration
             expenditures (b)                                      (901,844)           (11,183,482)         (7,701,184)
         -------------------------------------------------------------------------------------------------------------
         Cash flows from operating activities under
             U.S. GAAP                                $         $(7,481,949) $         (18,232,907) $       (3,799,823)
         -------------------------------------------------------------------------------------------------------------

         Cash flows from financing activities under
             Canadian GAAP                            $          $2,434,481 $            7,679,075 $        52,972,455
         Reclassification of bank indebtedness (i)                                                           1,361,120
         -------------------------------------------------------------------------------------------------------------
         Cash flows from financing activities under
             U.S. GAAP                                $          $2,434,481 $            7,679,075 $        54,333,575
         -------------------------------------------------------------------------------------------------------------

         Cash flows from investing activities under
             Canadian GAAP                            $          $6,339,690 $          (35,048,982) $      (29,882,471)
         Reclassification of exploration
             expenditures (b)                                      (901,844)            11,183,482           7,701,184
         -------------------------------------------------------------------------------------------------------------
         Cash flows from investing activities under
             U.S. GAAP                                $          $5,437,846 $          (23,865,500) $      (22,181,287)
         -------------------------------------------------------------------------------------------------------------

         (a)      ACQUISITION OF SUBSIDIARIES

                  During the year ended June 30, 1999, the Company issued common shares to acquire 100% of the issued and outstanding shares of Mindex ASA and Botswana Diamondfields Inc.

                  Under U.S. GAAP, the fair value of the share consideration paid in an acquisition is determined as of the date the terms are agreed to and announced based on an evaluation of the trading prices of the Company's shares and other relevant market conditions for a reasonable period of time before and after the announcement date. In accordance with Canadian GAAP at the time of these acquisitions, the fair value of the share consideration paid was determined as of the date that assets were received and consideration given unless control was effectively transferred at an earlier date. As a result, the consideration paid for and allocated to the net assets in the Mindex ASA and Botswana Diamondfields Inc. acquisitions increased by $10,021,146 and $4,553,528, respectively, under U.S. GAAP at the dates of acquisition.

                  During the year ended June 30, 2001, the additional consideration allocated to Mindex ASA under U.S. GAAP was written off due to the decline in value of the Mindoro Nickel Project (Note 7 (e)). During the year ended June 30, 2002, the additional consideration allocated to Botswana Diamondfields Inc. was written off due to the impairment of its investment in Asia Pacific Resources (Note 6).

         (b)      DEFERRED EXPLORATION COSTS

                  Under U.S. GAAP, exploration costs related to mineral properties are expensed until there is substantial evidence that a commercial body of ore has been located and can be exploited by the Company.




                                      A26

19. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

                  During 2003, the adjustment relates principally to the reversal of the loss on geothermal asset which was recognized under US GAAP in prior years, net of exploration expenses incurred in 2003. Effective September 1, 2002, Nalunaq Gold Mine A/S commenced capitalizing development costs as a result of the completion of the bankable feasibility study.

         (c)      CARRYING VALUE OF THE INVESTMENT IN METOREX LIMITED

                  In 2000, under U.S. GAAP, the Company accounted for the consolidation of interests held by Metorex Limited as described in Note 5 in accordance with the principles outlined in EITF 98-7, ACCOUNTING FOR EXCHANGES OF SIMILAR EQUITY METHOD INVESTMENTS, which resulted in no dilution gain being recognized on the transaction. Under Canadian GAAP, the transaction was measured at fair value as it represented a substantive change in ownership and the culmination of the earnings process, which resulted in the recognition of a dilution gain.

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

                  The different carrying values for Metorex, as a result of the different treatment of the consolidation of interests in 2000, have also resulted in a different cumulative translation adjustment, or other comprehensive income, under US GAAP. During the year ended June 30, 2003, $1,075,671 of this difference was recognized as a component of net loss under US GAAP as an additional foreign exchange loss realized on the disposal of Metorex. The remaining balance of additional cumulative translation adjustment of $161,079 will be recognized in the US GAAP income statement when the remaining Metorex investment is disposed.

                  In the year ended June 30, 2003 the Company began accounting for the investment in Metorex as a short-term investment, which are carried at the lower of cost or market value under Canadian GAAP. Under US GAAP, the investment in Metorex is now accounted for as an available-for-sale investment in accordance with SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As a result, the unrealized loss at June 30, 2003 of $1,143,555 is recognized on the income statement under Canadian GAAP, but is included as a separate component of shareholders' equity under US GAAP.



                                      A27

19. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (d)      FOREIGN EXCHANGE

                  Under U.S. GAAP, the Company is required to account for foreign exchange gains and losses arising from translation of its foreign subsidiaries' financial statements in accordance with the provisions of SFAS No. 52, FOREIGN CURRENCY TRANSLATION. Accordingly, all assets and liabilities on the foreign financial statements are translated using the current exchange rate with gains and losses resulting from the translation being recorded as a separate component of shareholders' equity. Under Canadian GAAP, Crew Norway AS and Nalunaq Gold Mine A/S are considered integrated subsidiaries and accordingly, the temporal method of foreign currency translation is used whereby non-monetary assets and liabilities are translated using the exchange rates prevailing on the respective dates of the transactions.

         (e)      INVESTMENT IN ASIA PACIFIC RESOURCES

                  Under U.S. GAAP, the Company is required to account for its investment in Asia Pacific Resources in accordance with the provisions of SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. In accordance with this standard, this investment is classified as available-for-sale and is carried at its market value with the unrealized loss being included as a separate component of shareholders' equity unless there is an other-than-temporary decline in fair value as determined by reference to recent SEC guidance, in which case the investment is written down to fair value through the statement of income. This writedown was recorded under U.S. GAAP during the year ended June 30, 2001. Under Canadian GAAP, this investment is carried at cost less any provision for other than temporary decline in value as determined by reference to the criteria for determining impairment under Canadian GAAP. As at June 30, 2002 the carrying value of the Company's investment in Asia Pacific Resources was the same under Canadian and U.S. GAAP.

                  In the year ended June 30, 2003 the Company began accounting for the investment in Asia Pacific as a short-term investment, which is carried at the lower of cost or market value under Canadian GAAP. Under US GAAP, this investment continues to be classified as an available for sale investment. Therefore, the unrealized loss of $2,887,350 is recognized on the income statement under Canadian GAAP, but is included in a separate component of shareholders' equity under US GAAP.

         (f)      FINANCIAL INSTRUMENTS

                  In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, the Company recognizes the fair value of derivatives, which do not meet the definition of hedges under SFAS 133, on the balance sheet as assets or liabilities. The gain or loss that results from revaluing derivatives, which do not meet the definition of hedges under SFAS 133, each period is credited or charged to the statement of income. Under Canadian GAAP, the Company's derivatives, which were all held by Metorex Limited, were designated as hedges on future copper and gold revenues, therefore no financial statement recognition was required.




                                      A28

19. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (g)      COMPREHENSIVE INCOME

                  SFAS No. 130, REPORTING COMPREHENSIVE INCOME, established standards for the reporting and display of comprehensive income and its components. The impact of SFAS No. 130 on the Company's financial statements is as follows:

                                                                     2003                   2002                  2001
                                                        -----------------      -----------------      ----------------
                  Net loss under U.S. GAAP               $    (14,443,269)      $    (38,382,519)     $    (50,886,072)
                  Other comprehensive income
                      Effect of application of
                      foreign exchange translation             (3,907,669)             7,430,288            (5,632,104)
                  Adjustment of unrealized losses
                      on available-for-sale
                      investments                              (4,030,905)                     -            11,456,235
                                                        -----------------      -----------------      ----------------
                  Comprehensive net loss under
                      U.S. GAAP                          $    (22,381,843)      $    (30,952,231)     $    (45,061,941)

                                                        -----------------      -----------------      ----------------
                                                        -----------------      -----------------      ----------------
                  Comprehensive loss per share
                      under U.S. GAAP                    $          (0.16)      $          (0.23)     $          (0.44)
                                                        -----------------      -----------------      ----------------
                                                        -----------------      -----------------      ----------------

         (h)      STOCK-BASED COMPENSATION

                  The Company previously adopted, for U.S. GAAP purposes, the accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Accordingly, since stock options are granted at the quoted market value of the Company's common shares at the date of the grant, there is no compensation cost to be recognized by the Company.

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

                  Under Canadian GAAP, the Company adopted substantially similar requirements effective July 1, 2002 on a prospective basis for stock options issued in the current and future years as described in Note 2 (j). The US GAAP difference in the calculation of the additional stock-based compensation cost in 2003 relates to the impact of stock options issued in prior years which vested in 2003 and are therefore included in the pro forma calculation for US GAAP purposes.




                                      A29

19. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees in the years ended June 30,

                                                                      2003                   2002                 2001
                                                        ------------------     ------------------     ----------------
                  Net loss for the year under
                      U.S. GAAP                        $      (14,443,269)     $     (38,382,519)     $    (50,886,072)
                  Additional stock based
                      compensation cost                          (888,342)              (678,675)             (941,362)
                                                        ------------------     ------------------     ----------------
                  Pro forma net loss                   $      (15,331,611)     $     (39,061,194)     $    (51,827,434)
                                                        ------------------     ------------------     ----------------
                  Pro forma basic and diluted
                      loss per share                   $            (0.11)     $           (0.30)     $          (0.51)
                                                        ------------------     ------------------     ----------------

         The additional stock-based compensation costs in the above table were determined using a Black-Scholes option pricing model assuming no dividends are to be paid and the following weighted-average assumptions:

                                                                     2003                   2002                 2001
                                                              -----------            -----------          -----------
                 Expected life (years)                                2.5                    3.1                  N/A
                 Expected volatility                                  66%                    63%                  N/A
                 Risk-free interest rate                             3.9%                   4.4%                  N/A

         (i)      STATEMENT OF CASH FLOWS

                  Under U.S. GAAP, the change in bank indebtedness would be classified as a financing activity rather than as a component of the cash position at the beginning and end of the period. The effect of this difference would be to increase cash from financing activities and net cash inflow by $Nil for the year ended June 30, 2003 (2002 - $Nil; 2001 - $1,361,120).

         (j)      WARRANTS

                  Under U.S. GAAP, the share purchase warrants described in Note 10 (c) which were re-priced to $1.00 per share and had their term extended to March 17, 2001, are treated as an issue of new warrants and recorded as a distribution to shareholders in the amount of $456,556, based on the fair value of the revised warrants on date of re-pricing.

                  The re-pricing of share purchase warrants in the year ended June 30, 2002, as described in Note 10 (e), was recorded as a distribution to shareholders in the amount of $1,035,907, based on the incremental fair value granted to warrant holders on the date of re-pricing. Under Canadian GAAP there is no specific requirement to record the effect of these re-pricings.

         (k)      RECENTLY ISSUED ACCOUNTING STANDARDS

                  In January 2003, the FASB issued Interpretation No. 46 (FIN
                  46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company is currently assessing the impact of FIN 46 but does not expect that it will have a material impact on the Company's results of operations and financial condition.


                                      A30

19. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                  In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 became effective for any guarantees issued or modified after December 31, 2002. The Company has adopted the requirements of FIN 45, which have not had a material impact on the Company's results of operations or financial position.

                  In April 2003, the FASB issued Statement No. 149 ("SFAS No. 149"), AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not believe the adoption of SFAS No. 149 will have a material effect on its consolidated financial position, results of operations or cash flows.

                  In May 2003, the FASB issued Statement No. 150 ("SFAS No. 150"), ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company will adopt the provisions of SFAS No. 150 on July 1, 2003. The Company does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.




                                      A31

                                    AGREEMENT

THIS AGREEMENT dated for reference the 1st. day of June, 2003

BETWEEN:

                  CREW DEVELOPMENT CORPORATION
                  Suite 400 - 837 West Hastings Street
                  Vancouver, British Columbia, V6C 3N6
                  (Hereinafter called the "Company")

AND:

                  KIRKWICK CONSULTANTS LTD.
                  Suite 312, 28 Old Brompton Road
                  SW 73 DL , London
                  England

                  (Hereinafter called "Kirkwick")

         WHEREAS the Company is continued under the laws of the Yukon Territory and carries on business as a mineral exploration and development company;

         AND WHEREAS the Company desires to engage Kirkwick to carry out and provide management and consulting services, and to provide Jan Vestrum to carry out such services (the "Work"), on terms and conditions herein set forth;

         AND WHEREAS the parties wish to formally record the terms of the engagement of Kirkwick and its remuneration and other benefits, and responsibilities of Vestrum;

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1.       ENGAGEMENT

1.1 The Company agrees to retain and continue to retain Kirkwick to perform the Work, and Vestrum agrees to serve the Company (and its associates or affiliates if so requested by the Company) in the capacity of President and Chief Executive Officer during the term of this Agreement.

1.2 This Agreement shall commence on June 1st. 2003, and continue until terminated as hereinafter provided in Article 4 hereof.

1.3 Vestrum shall report to and be directly responsible to The Board of Directors of the Company. Vestrum shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to him by the Chairman/Board of Directors and which are reasonably consistent with the engagement and status of Vestrum as President and Chief Executive Officer of the Company, and shall make such reports to the Board of Directors of the matters of business of the Company as well as such additional reports as the Board of Directors may from time to time reasonably request.

1.4 Vestrum agrees to serve as a Director of the Company if so requested by the Board of Directors. Vestrum further agrees to serve as a Director and/or officer of associated or affiliated companies if so requested by the Directors as long as this Agreements remains in force. Vestrum shall not receive any compensation for such services.


                                       B1

2. COMPENSATION

2.1 The Company agrees to pay Kirkwick, and Kirkwick agrees to accept as remuneration for Vestrum's services hereunder a monthly gross compensation of NOK 210.000.-. It is assumed that the Company will not be liable for Canadian, UK, Norwegian or other country's VAT on this amount. To the extent VAT shall have to added, an amendment to this contract will be made.

2.2 Vestrum shall be reimbursed by the Company for all out of pocket expenses actually, necessarily and properly incurred by Vestrum in the discharge of his duties for the Company. Kirkwick agrees that such reimbursements shall be due only after Vestrum has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may be reasonably required and requested by the Company.

2.3 Vestrum shall be entitled to free private and mobile phone as long as he is engaged under this contract.

2.4 Vestrum shall not, unless otherwise is being agreed, be entitled to participate in any employee benefit programs maintained by the Company such as but not limited to; pension plans, group and disability insurance plan, medical and dental plans.

2.5 Vestrum shall, as long as this contract is enforced, from June 1st. 2003 to June 1st. 2005 be entitled to a monthly housing allowance of GBP 2000. From June 1st 2005 to June 1st. 2006 Vestrum shall be entitled to a housing allowance of GBP 1200 pr. month. After June 1st. 2006 the company, unless otherwise agreed, does not cover any housing allowance for Vestrum.

2.6 Vestrum shall be entitled to participate in any incentive programs including share option plans, share purchase plans, share bonus plans in accordance with and on terms and conditions determined by the Directors in their sole discretion. Vestrum acknowledges that his participation in these programs will be to such extent and in such amounts as the Directors in their sole discretion may decide from time to time.

         Any amounts which Vestrum may be entitled to under any such plan or program shall not, for the purpose of this Agreement, be treated as compensation under paragraph 2.1 hereof.

         Vestrum agrees that the Company may substitute, reduce, modify, or if necessary, eliminate such plans or programs at any time. All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of the Company. To extent that any change or elimination of options is deemed to disadvantage Vestrum, the board may at its sole discretion decide to compensate Vestrum.

2.7 Vestrum will be entitled to an annual bonus based on company results/achievements over the previous 12 months with an upward limit equal to his base salary as defined in paragraph 2.1 above, The Bonus Plan, as decided by The Board/Compensation Committee. The Bonus Plan is attached to this Agreement.

2.8 Vestrum shall be entitled to 4 weeks yearly vacation with full compensation.

3. DUTIES OF VESTRUM

3.1 Vestrum will diligently and faithfully devote his best efforts to advance the Company's interest throughout the term of this Agreement. Vestrum agrees that, provided he is elected a Director, he will serve as a Director or as a member of any committee of the Board of Directors of the Company or any associated or affiliated Company which he may be appointed.

3.2 Vestrum will not, at any time or in any manner during the continuance of his engagement hereunder, or at any time within one year after termination of this Agreement, divulge any of the confidential affairs or secrets of the Company to any person or persons, without the previous consent in writing of the Directors, and will not use nor attempt to use any information which he may acquire in the course of his duties for his own benefit, directly or indirectly.

3.3 The Company acknowledges that Vestrum shall be entitled to continue as Non-executive Chairman of Consept e-Solution ASA, as long as such activities does not prevent him from carrying out his responsibilities



                                       B2
hereunder to the Company. Vestrum is not entitled to take on other work commitments throughout the term of this Agreement.

4. TERM OF CONTRACT/TERMINATION

4.1 This contract will run for 12 months June 1st. 2003 to June 1st. 2004 and thereafter for 6 month rolling.

4.2 Vestrum may, after June 1st. 2004 terminate this Agreement and his engagement by giving the Company at least 6 months written notice.

4.3 The Company may, after June 1st. 2004, terminate this Agreement and the engagement of Vestrum without cause at any time by giving Kirkwick at least 6 months written notice. The Agreement does not provide for any severance payments other than described under 4.4.

4.4 Vestrum shall in the event of change of control in the Company, defined as one shareholder controlling more than 50%, if he is no longer offered the position as CEO, be entitled to 24 months severance pay based on the amount specified in clause 2.1 above.

4.5 Vestrum shall be entitled to exercise any stock options outstanding as at the date of termination for a period of up to 24 months from, and including the date of termination, given this is within the rules of the main listing of the company. To the extent the main listing gives limitations in relation to options rights after termination, the maximum time the listing allows will govern this agreement.

4.6 Termination of this Agreement shall relieve the Company from any and all obligation, liability or claim by Kirkwick, exclusive of monies owing to Kirkwick up to the date of termination.

4.7 The Company may at any time terminate this Agreement for cause that would in law permit the Company to, without notice, terminate Vestrums engagement, in which event all commitments under this Agreements terminates with immediate effect.

4.8 On the termination for any reason, Vestrum agrees to deliver the Company all documents, financial statements, records, plans, drawings and papers of every nature in an any way relating to the affairs of the Company and its associated or affiliated companies which may be in his possession or under his control.

5. MISCELLANEOUS

5.1 This Agreement and the engagement of Vestrum shall be governed, interpreted, construed and enforced according to the laws of United Kingdom.

5.2 This Agreement represents the entire agreement between Kirkwick, Vestrum and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

5.3 This Agreement shall be subject to the approval of the Compensation Committee as appointed by the Company's Board of Directors.


                                       B3

This Agreement is made in three originals, one for Kirkwick, one for Vestrum and one for the Company.



CREW DEVELOPMENT CORPORATION



Per: _______________________________
       (Authorized Signatory)



KIRKWICK CONSULTANTS LTD.



Per: _______________________________
       (Authorized Signatory)



Seen and agreed:




____________________________________
Jan Vestrum





                                       B4