Form 20-F/A
period 2003-06-30
CREW GOLD CORP
filed 2005-03-24
CIK 885540

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                           --------------------

                               FORM 20-F/A

                             AMENDMENT NO. 1

             TO ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

                  OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE FISCAL PERIOD ENDED JUNE 30, 2003

                           --------------------

                      COMMISSION FILE NUMBER 0-26636

                                  [logo]


                           CREW GOLD CORPORATION
            (Exact name of Registrant as specified in its charter)

                          YUKON TERRITORY, CANADA
               (Jurisdiction of incorporation or organization)

                 ABBEY HOUSE BUSINESS CENTER, WELLINGTON WAY
                 WEYBRIDGE, SURREY KT13 OTT, UNITED-KINGDOM
                  (Address of principal executive offices)

                         + (44) (0) 193 226 8755
                      (Registrant's telephone number)

                           --------------------

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

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             EXPLANATORY NOTE

Crew Gold Corporation (the "Corporation") hereby amends its Annual Report on Form 20-F for its fiscal year ended June 30, 2003 (the "Form 20-F") pursuant to Rule 12b-15 under the Securities Exchange Act of 1394, as amended, by setting forth herein the amended Auditors' Report and Consolidated Financial Statements of the Corporation for the years ending June 30, 2003 and 2002 (the "Financial Statements") which were included as Exhibit A to the Form 20-F. The only amendment made to the Financial Statements is on page A-2 to include a signed Auditors' Report and Comments by Auditor on Canada - United States Reporting Differences; no amendments were made to the text of the Auditors' Report or Comments by Auditor on Canada - United States Reporting Differences.

                                   SIGNATURES

The Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated March 23, 2005



By: /s/ Jan Vestrum
    -----------------------------------
    Jan Vestrum
    Chief Executive Officer
    Crew Gold Corporation

                                 CERTIFICATIONS


I, Jan Vestrum, certify that:

1. I have reviewed this annual report on Form 20-F/A of Crew Gold Corporation (the "Corporation");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of, and for, the periods presented in this annual report;

4. The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Corporation and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the Corporation's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the Corporation's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

5. The Corporation's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Corporation's auditors and the audit committee of the Corporation's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal control over financial reporting.

Dated March 23, 2005


By: /s/ Jan Vestrum
    --------------------------------------------
    Jan Vestrum
    Chief Executive Officer
    Crew Gold Corporation

I, James Cole, certify that:

1. I have reviewed this annual report on Form 20-F/A of Crew Gold Corporation (the "Corporation");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of, and for, the periods presented in this annual report;

4. The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Corporation and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the Corporation's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the Corporation's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

5. The Corporation's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Corporation's auditors and the audit committee of the Corporation's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal control over financial reporting.

Dated March 23, 2005


By: /s/ James Cole
    --------------------------------------------
    James Cole
    Chief Financial Officer
    Crew Gold Corporation

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

---------------------------------
/s/ Deloitte & Touche
Chartered Accountants
Vancouver, British Columbia
September 3, 2003


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

---------------------------------
/s/ Deloitte & Touche
Chartered Accountants
Vancouver, British Columbia
September 3, 2003

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