Form 20-F
period 2004-06-30
CREW GOLD CORP
filed 2005-03-28
CIK 885540

================================================================================
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 20-F

/ / Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, or

/X/ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934,

                    FOR THE FISCAL PERIOD ENDED JUNE 30, 2004

/ / Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act 1934

                         COMMISSION FILE NUMBER 0-26636

                                     [LOGO]

                              CREW GOLD CORPORATION
                   (FORMERLY CREW DEVELOPMENT CORPORATION)
             (Exact name of Registrant as specified in its charter)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of incorporation or organization)

                  Abbey House Business Center, Wellington Way,
                   Weybridge, Surrey KT13 OTT, United Kingdom
                    (Address of principal executive offices)

                             + (44) (0) 193 226 8755
                         (Registrant's telephone number)

                      ------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

               NONE                                 NOT APPLICABLE
         (Title of Class)            (Name of each exchange on which registered)

                      ------------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act. COMMON SHARES WITHOUT PAR VALUE.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 173,786,515 Common Shares issued and outstanding as at March 15, 2005.

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

YES /X/     No / /

Indicate by check mark which financial statement item the registrant has elected to follow. ITEM 17 /X/ Item 18 / /

--------------------------------------------------------------------------------
================================================================================

INTERPRETATION

This information set forth in this Annual Report is as at March 16, 2005 unless an earlier or later date is indicated. As used in this Annual Report, the "Corporation" or the "Company" means Crew Gold Corporation and its subsidiaries, except to the extent the context requires otherwise.

Financial information is presented in accordance with accounting principles generally accepted in Canada. The major measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Corporation, are set forth in Note 22 to the accompanying Consolidated Financial Statements of the Corporation.

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

CURRENCY TRANSLATIONS

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in US Dollars. See Item 3.A "Key Information - Selected Financial Data" for a summary of key exchange rates.


--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                   FORM 20-F FOR CREW DEVELOPMENT CORPORATION
                                TABLE OF CONTENTS


INTERPRETATION.................................................................................2

FORWARD-LOOKING STATEMENTS.....................................................................2

CURRENCY TRANSLATIONS..........................................................................2

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..................................7

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................................7

ITEM 3. KEY INFORMATION........................................................................7
A.      Selected Financial Data................................................................7
B.      Capitalization and Indebtedness........................................................8
C.      Reasons for the Offer and Use of Proceeds..............................................9
D.      Risk Factors...........................................................................9

ITEM 4. INFORMATION OF THE CORPORATION........................................................14
A.      History and Development of the Corporation............................................14
B.      Business Overview.....................................................................15
C.      Regulatory Framework..................................................................33
D.      Breakdown of Total Revenues by Category of Activity and Geographic Market.............36
E.      Organizational Structure..............................................................36
F.      Property, Plan and Equipment..........................................................37

ITEM 5. OPERATING AND FINANICIAL REVIEW AND PROSPECTS.........................................38
A.      Operating Results.....................................................................38
B.      Liquidity and Capital Resources.......................................................46
C.      Research and Development, Patents and Licenses, etc...................................49
D.      Trend Information.....................................................................49

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT.......................................................50
A.      Directors and Senior Management.......................................................50
B.      Compensation..........................................................................52
C.      Board Practices.......................................................................56
D.      Employees.............................................................................56

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................................58
A.      Major Shareholders....................................................................58
B.      Related Party Transactions............................................................59
C.      Interests of Experts and Counsel......................................................59

ITEM 8. FINANCIAL INFORMATION.................................................................60
A.      Consolidated Statements and Other Financial Information...............................60
B.      Significant Changes...................................................................60

ITEM 9. THE OFFER AND LISTING.................................................................60
A.      Offer and Listing Details.............................................................60
B.      Plan of Distribution..................................................................62
C.      Markets...............................................................................62
D.      Selling Shareholders..................................................................62
E.      Dilution..............................................................................62
F.      Expenses of the Issuer................................................................62


--------------------------------------------------------------------------------

ITEM 10. ADDITIONAL INFORMATION...............................................................62
A.      Share Capital.........................................................................62
B.      Memorandum and Articles of Association................................................62
C.      Material Contracts....................................................................66
D.      Exchange Controls.....................................................................66
E.      Taxation..............................................................................67
F.      Dividends and Paying Agents...........................................................73
G.      Statements by Experts.................................................................73
H.      Documents on Display..................................................................73
I.      Subsidiary Information................................................................73

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........................74

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................74

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES.........................................74

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.........75

ITEM 15. CONTROLS AND PROCEDURES..............................................................75

ITEM 16. [RESERVED]...........................................................................75

ITEM 17. FINANCIAL STATEMENTS.................................................................75

ITEM 18. EXHIBITS.............................................................................75

--------------------------------------------------------------------------------

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

METER (m) - 3.281 feet.

MINERAL RESERVE - The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing,


--------------------------------------------------------------------------------
metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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


--------------------------------------------------------------------------------

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Corporation (stated in Canadian Dollars) prepared in accordance with Canadian generally accepted accounting principals ("Canadian GAAP") and United States generally accepted accounting principals ("U.S. GAAP"), respectively. The information in the tables relating to the last three financial years of the Corporation was extracted from the consolidated financial statements and related notes (the "Consolidated Financial Statements") of the Corporation attached as an exhibit hereto and should be read in conjunction with the Consolidated Financial Statements and with the information appearing under Item 5 "Operating and Financial Review and Prospects". Results for the period ended June 30, 2004 are not necessarily indicative of results for future periods.

        SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH CANADIAN GAAP

ALL FIGURES EXPRESSED IN
THOUSANDS OF CANADIAN                            YEAR ENDED JUNE 30
DOLLARS EXCEPT SHARES       --------------------------------------------------------------------
OUTSTANDING AND PER
SHARE AMOUNTS
                                 2004         2003         2002          2001          2000
                            ------------  -----------  -----------   ------------   ------------
Total revenues                       --           --      $111,731       $79,702        $10,908
Net earnings (loss)              (6,040)     (18,861)      (40,751)      (26,283)         2,390
Net earnings (loss)
  per share fully diluted         (0.03)       (0.14)        (0.31)         0.26           0.04
Net earnings (loss)
  per share                       (0.03)       (0.14)        (0.31)         0.26           0.04
Total assets                    100,060       68,393        82,085       225,115         99,572
Net assets (shareholders
  equity)                        62,920       57,482        73,774       107,282         96,544
Long term debt                   18,899          Nil           Nil        10,484            Nil
Capital Stock                   166,679      160,115       160,115       156,751        113,830
Dividends                           Nil          Nil           228           Nil            Nil
Weighted average number
  of shares outstanding     143,324,571  138,664,295   131,790,183   101,708,357     54,471,076

Note 22 of the Consolidated Financial Statements details the differences were such information to be presented in accordance with U.S. GAAP.


--------------------------------------------------------------------------------

          SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH U.S. GAAP

ALL FIGURES EXPRESSED IN
THOUSANDS OF CANADIAN                            YEAR ENDED JUNE 30
DOLLARS EXCEPT SHARES       --------------------------------------------------------------------
OUTSTANDING AND PER
SHARE AMOUNTS
                                 2004         2003         2002          2001          2000
                            ------------  -----------  -----------   ------------   ------------
Total revenues                        -            -      $111,730       $79,702        $10,908
Net earnings (loss)              (6,485)     (14,443)      (38,382)      (50,886)        (3,994)
Net earnings (loss)
  per share fully diluted         (0.05)       (0.10)        (0.29)        (0.50)         (0.07)
Net earnings (loss)
  per share                       (0.05)       (0.10)        (0.29)        (0.50)         (0.07)
Total assets                     79,103       45,066        61,987       197,103        113,076
Net assets
  (shareholders equity)          47,990       40,836        56,832        83,507         91,370
Long term debt                   18,899          Nil           Nil        10,484            Nil
Dividends                           Nil          Nil           228           Nil            Nil
Weighted average number
  of shares outstanding     143,324,571  138,664,295   131,790,183   101,708,357     54,471,076

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. On March 15, 2005, the exchange rate, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of United States Dollars into Canadian Dollars (the "Noon Rate of Exchange") was $1.2068 (US$1 = CAD$1.2068).

The following table sets out the high and low exchange rates exchange rates for each of the last six months:

                                                  2004
          --------------------------------------------------------------------------------------
            FEBRUARY       JANUARY       DECEMBER       NOVEMBER       OCTOBER      SEPTEMBER
          ------------  -------------  --------------  ------------  -----------  --------------
HIGH        $1.2581        $1.2468        $1.2465        $1.2282       $1.2755       $1.3247
LOW         $1.2230        $1.1944        $1.1793        $1.1714       $1.2129       $1.2672

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

                                          YEAR ENDED JUNE 30
           --------------------------------------------------------------------------------------
                2004             2003             2002             2001               2000
           ---------------  ---------------  ---------------  ----------------  -----------------
AVERAGE        1.3416          $1.5109          $1.5684          $1.5198            $1.4725

B.    CAPITALIZATION AND INDEBTEDNESS

The Corporation's indebtedness at June 30, 2004 consists of, three-year senior convertible bonds. These convertible bonds were issued on September 8, 2003 through a private placement with a face value of Norwegian Kroner
(NOK)120 million ($22.1 million) to three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of NOK8.5 million ($1.5 million) net proceeds were NOK111.5 million ($20.6 million).

The bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares that may be issued on conversion is 33.3 million. In the period from issue till June 30, 2004, 5,742,221 shares were issued following conversion of bonds.

If the bonds are not converted, the principal portion is fully repayable on September 8, 2006.


--------------------------------------------------------------------------------

Interest expense on the convertible bond totalling $1.5 million (2002: $-nil) has been charged to profit and loss for the year ended June 30, 2004. To date interest payments of $960,000 have been made.

The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and are being amortized over the period to maturity of the liability.

The convertible bonds at June 30, 2004 have been segregated into their debt and equity components as follows: Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense.

                                     JUNE 30, 2004          Date of issue
       Equity component                $     757              $     914
       Debt component (net of
         financing costs of
         $978,000 ($1,500,000 on
         date of issue))               $  18,899                 21,215

Subsequent to June 30, 2004 a further 22.250,000 ordinary shares were issued following conversion of convertible bond loans totalling NOK 80.1 million ($15.3 million) leaving NOK 18.7 million ($3.6 million) outstanding.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

NOT APPLICABLE

D.    RISK FACTORS

INTRODUCTION

The Corporation and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Corporation's future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

EXPLORATION, DEVELOPMENT AND OPERATING RISK

The Corporation's activities are primarily directed towards mining operations and the development of it mineral deposits. Its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Corporation's Nalunaq operation is subject to all the hazards and risks normally encountered in the exploration, development and production of gold. These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The


--------------------------------------------------------------------------------
exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

INSURANCE AND UNINSURED RISKS

The Corporation's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to The Corporation's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

The Corporation may also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions where it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect adversely the Corporation's operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. To the extent such approvals are required and not obtained; the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production


--------------------------------------------------------------------------------
costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

UNCERTAINTY IN THE ESTIMATION OF ORE/MINERAL RESERVES AND MINERAL RESOURCES

The figures for Ore/Mineral Reserves and Mineral Resources contained in this document form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably.

There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond the Corporation's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of the Corporation's ability to extract these Ore/Mineral Reserves, could have a material adverse effect on the Corporation's results of operations and financial condition.

UNCERTAINTY RELATING TO INFERRED MINERAL RESOURCES

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. The Corporation's mine plan for the Nalunaq Gold Mine includes approximately 29% of future production based on inferred mineral resources. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

ADDITIONAL ORE AND MINERAL RESERVES

Because mines have limited lives based on proven and probable ore/mineral reserves, the Corporation must continually replace and expand its ore/mineral reserves as its mines produce gold. The life-of-mine estimates included in document for Nalunaq Gold Mine may not be correct. The Corporation's ability to maintain or increase its annual production of gold will be dependent on its ability to bring new mines into production and to expand ore/mineral reserves at its existing mine.

Nalunaq Gold Mine currently has an estimated mine life of seven years; however, it is expected that this can be extended by further exploration.

COMPETITION

The mining industry is highly competitive in all of its phases. The Corporation faces strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater resources than the Corporation. As a result the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable, and its revenues, operations and financial condition could be affected adversely.

ADDITIONAL FINANCING

The mining, processing, development and exploration of the Corporation's projects, may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement


--------------------------------------------------------------------------------
of exploration, development or production on any or all of the Corporation's projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

COMMODITY PRICES

The market price of the Corporation's Common Stock, financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the commodity price, which are subject to significant fluctuation. The factors giving rise to these fluctuations are generally outwith the Corporation's control, being largely driven by external global economic factors. In particular, the price of gold has fluctuated significantly in recent years. Significant price declines in the future could render the Corporation's exploration and mining activities un-economic until such time as the price recovers. These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material and adverse affect on measured financial performance

COMMODITY HEDGING

The Corporation does not hedge future gold sales; this policy is continually under review and may be subject to future change. Hedging future gold sales can have an adverse financial impact, particularly as a result of sudden fluctuations in the gold price. There are no assurances that the adoption of a hedging policy to reduce the risk on future gold sales would be successful. Although hedging may protect the Corporation from a decline in the price of gold, it may also prevent the Corporation from benefiting fully from price increases.

EXCHANGE RATE FLUCTUATIONS

Fluctuations in exchange rates can have an impact on the results of the Corporation's projects. Gold sales are denominated in US dollars while the costs associated with production are incurred in Canadian dollars and Danish krone. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold production in US dollar terms. The Corporation does not undertake hedging activities against these potential fluctuations as there are no assurances hedging strategies would be successful.

GOVERNMENT REGULATION

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Corporation's mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

FOREIGN OPERATIONS

The Corporation's interests in mining operations are based in Greenland and South Africa, with further explorations and development projects in Ghana, the Philippines and Norway. Therefore the Corporation's activities are exposed to varying degrees of political, economic, other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to:

Terrorist activities; extreme fluctuations in currency exchange rates; hyperinflation: labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.


--------------------------------------------------------------------------------

Changes, if any, in mining or investment policies or shifts in political attitude could materially impact the Corporation's financial results. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

ACQUISITION STRATEGY

As part of the Corporation's strategy, will seek new mining and development opportunities with a particular, but not exclusive, focus on gold. The Corporation could fail to select appropriate acquisitions or negotiate favourable acquisition terms, including the financing thereof.

The Corporation cannot that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit if ongoing business.

ASSOCIATED COMPANIES

The Corporation holds a 20% interest in Barberton Mines Limited, a company trading and incorporated in the Republic of South Africa. The Corporation's investment in Barberton is subject to the risks normally related with the conduct of associated businesses where minority and non-controlling interests are held.

Circumstances could arise whereby the Corporation's financial results could be affected adversely from its investments in associated companies owing to factors over which little control can be exercised.

MARKET PRICE OF STOCK

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the Oslo Bors (the "OSE").

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. The Corporation's share price is also likely to be significantly affected by short-term changes in gold, prices or in its financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of the Common Stock at any given point in time may not accurately reflect the Corporation's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Sales of a large number of shares in the Corporation Shares in the public markets, or the potential for such sales, could decrease the trading price of the Corporation's stock and could impair the Corporation's ability to raise capital through future share issues.

There are a significant number of shareholders who have holdings acquired for significantly less than the current market price. Accordingly, a significant number of shareholders of the Corporation have an investment profit in the Corporation's stock that they may seek to liquidate.


--------------------------------------------------------------------------------

DEPENDENCE ON KEY PERSONNEL

The success of the Corporation is dependent on senior management. The experience of these individuals will be a factor contributing to the Corporation's continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Corporation's business prospects.


--------------------------------------------------------------------------------

ITEM 4. INFORMATION OF THE CORPORATION

A.    HISTORY AND DEVELOPMENT OF THE CORPORATION

Crew was incorporated under the Company Act of the Province of British Columbia on March 31, 1980 under the name Ryan Energy Corp. (N.P.L). Crew changed its name to Ryan Resources Ltd. on December 18, 1985, to Canadian Crew Energy Corporation on January 21, 1988, to Crew Development Corporation on March 21, 1997 and to the present Crew Gold Corporation on December 15, 2003. As of January 28, 2000, Crew continued as a corporation in the Yukon Territory and is subject to the Business Corporations Act of the Yukon Territory.

The registered office of the Company is Suite 200-204 Lambert Street, Whitehorse, Yukon Territory YIA 3T2, Canada, and the head office of the Company is Abbey House, Wellington Way, Weybridge, Surrey, KT13 OTT, UK.

In March 2002, the Company experienced a change of control as a direct consequence of the dissident shareholder action, which resulted in a change in the Board of Directors and the senior management. The new senior management placed a new strategic focus on developing and operating gold and precious metals assets directly owned by the Company. First priority was given to the completion of the development of Nalunaq Gold Mine. Nalunaq commenced commercial production in July 2004.

In line with the stated corporate strategy the Company:

i) Disposed of the majority of its investment in Metorex and used the proceeds from this sale of shares to fund Nalunaq and other exploration.

ii) Formed Nalunaq Gold Mine A/S, in which the Company owns an 82.5% shareholding and introduced a new operational structure.

iii) Invested in Barberton Mines Limited (20% interest), a South African based gold mining operation.

iv) Acquired the mineral rights to the Seqi olivine project in western Greenland, and subsequently signed an agreement in July 2003 with Minelco AB, a subsidiary of the Swedish iron ore producer LKAB for the development of the project.

v) Restructured, consolidated and centralized its corporate offices to Weybridge, England.

On May 1, 2003, the Company announced its plans of organizational restructuring, whereby corporate management and key technical staff would be relocated to a new UK based management company, a wholly owned subsidiary of Crew. This corporate structure has improved organizational effectiveness as well as reducing the Company's overhead costs. As a result of this restructuring both Norway and the then head office in Vancouver, Canada, were closed and staff reductions effected. The restructuring was completed by June 30, 2003.

Crew is a public, internationally listed, development and operating company, focused on identifying, acquiring and developing resource projects worldwide. The Company's objective is to maximise shareholder value.

Crew believes that the combination of seeking premium returns by way of adding value to early-stage projects, supported by cash flows from a growing operating base, maximises the potential returns for shareholders, while mitigating the risks.

The Company has modified its strategy from having the ambition of becoming a broadly diversified multi-commodity mining company, to one which focuses primarily on gold. It is the Company's objective to have direct interests in gold exploration and gold producing assets and enter into joint ventures with industrial partners for development of none-core assets presently owned by Crew. It will be Crew's objective to have the joint venture partners take all or the major part of the operating risks and capital expenditures in the non core assets. This strategy is a result of a management and Board evaluation of where the main potential for near term income is, as well as where the Company can see further growth based on the company's own financial and human resources.
Crew seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. There are distinct risk profiles the Company applies to different projects. The Company would normally seek to develop small


--------------------------------------------------------------------------------
and medium sized gold projects itself. With larger gold projects the Company would, from a risk and reward perspective, evaluate its human and financial resources before making a decision on the involvement of a potential partner.

All non-gold projects are placed in Crew Minerals AS, a wholly owned subsidiary. With all non-gold projects the Company's strategy is, unlike gold projects, to take little, or no, financial and operational risk. The above strategy is fully feasible and at the same time creates substantial value for the Company.

B.    BUSINESS OVERVIEW

B.1   BUSINESS OVERVIEW

The business of the Corporation currently consists of the following ventures, each of which is described in more detail below:

     a) Gold mining operation in Greenland which commenced commercial production in July 2004

     b) Gold mining operation in the Republic of South Africa through its 20% investment in Barberton Mines Ltd.

     c) Mineral projects located in Greenland, Ghana, Norway and the Philippines through its 100% ownership of Crew Norway;

Crew has 9 employees in Weybridge, United Kingdom who provide technical, financial, and administrative and management expertise. In addition, the Company employs 5 people in the Philippines and 14 in Greenland.

The following is a summary of the operations of the Corporation and its subsidiaries:

B.2   CORE & STRATEGIC ASSETS

B.2.1   Nalunaq Gold Mine - South Greenland (operational gold mine)

PROPERTY DESCRIPTION AND LOCATION

Nalunaq Gold Mine commenced production mining on May 1, 2004 and the mine was officially opened on August 25, 2004 after nearly 10 years of exploration and development. The mine is a high-grade gold deposit located approximately
40 kilometres NE of the town of Nanortalik in southern Greenland. The opening of Nalunaq marks a milestone for Greenland, being its first gold mine and the first new mine to be developed in the country for over 30 years. Transportation to Nalunaq takes approximately 40 minutes by helicopter from the international airport at Narsarsuaq. The terrain is moderately alpine with mountain peaks reaching 1200-1600 meters above sea level. Nalunaq mountain, which hosts the gold deposit, is 1340 meter high and located in a wide glacial valley reaching into the Saqqa Fjord about 9 km from the mine site. The deep, ice-free fjords allow easy access for shipping and the overall climate is moderate allowing full operations around the year.

OWNERSHIP AND MANAGEMENT

The Company acquired 50% interest in the Nalunaq project in 1998, and in June 2001 it gained operational control of Nalunaq while increasing its ownership to 82.5% in exchange for funding the development of the project and providing project loan guarantees. Crew's JV-partner, Nunaminerals, converted its interest in Nalunaq into an 17.5% carried interest position.

In December 2002 the JV transferred the ownership of the Nalunaq assets to a Greenlandic limited liability company, Nalunaq Gold Mine AS, which became the operator of the gold mine and the holder of the mining license from the Greenlandic authorities.

Nalunaq Gold Mine AS was incorporated in December 2002. The Board consists of Jan Vestrum (chairman), Jon S. Petersen and Finn Mortensen from Crew; Vagn Andersen and Ole Christiansen from Nunaminerals. (Mr Andrew Stocks was appointed General Manager of Nalunaq during the year and Mr. Finn K. Mortensen deputy General Manager.) Regular Board meetings are held every quarter.

The Nalunaq Exploitation (mining) License was granted by the Greenlandic and Danish Governments in April 2003 for 30 years. The mining license covers an area of 16 km2 around the mine site, which was carved out from the Company's regional exploration license. After the formal approval of the exploitation license the company was granted permits to conduct pre-mining development work, including construction of a permanent mine camp,


--------------------------------------------------------------------------------
improvements of the infrastructure and access roads as well as building the ship loader facility and stockpile pad near the Fjord. Shipping of the existing stockpile materials gathered during the exploration period from 1998 - 2002, was conducted in January 2004 and processed at Rio Narcea's (RNG) gold plant in El Valle Spain. In late April 2004, the company received its final permits for the underground operation and commercial production levels were achieved in July 2004.

GEOLOGY

The Nalunaq deposit is a Proterozoic, shear-zone hosted gold mineralization. Outcrops with visible gold have been sampled along more than 2,000 meters on the slopes of the mountain with significant sections at 1-meter intervals. More than 12,000 meter drilling and over 3,000 meters underground adits and raises, mostly in mineralized structure, have been established between the 300 and 450 m levels. The result of this work has confirmed the presence of a significant commercial gold-mineralization. The gold is irregularly distributed within the planar structure, but easy to recognize when occurring due to the regular presence of visible gold.

As a generic type, the Nalunaq deposit is a mesothermal vein-type gold mineralization, hosted in amphibolite-facies metavolcanic rocks. The high-grade gold is associated with sheeted quartz veins which are located in a large-scale shear structure that appears to be related to regional thrusting. However, possibly due to extensive post-mineralization deformation, there is no simple relationship between the gold grade and amount of quartz at Nalunaq.
The most pronounced structure at Nalunaq is a narrow zone of ductile shearing surrounded by relatively brittle margins. The Main Vein itself is hosted in a 1-2 meter wide shear zone with a remarkably constant orientation. The regular sheet has an average strike of 45-50 DEG. and an average dip of 36 DEG. SE, varying between 22 DEG. and 45 DEG.

The presence of quartz is the single most important factor for the gold mineralization and occurs principally as sheeted veins with stripes and bands of included calc-silicates. The quartz veins vary from 0.05 meter to 1.8 meters in width and often display pinch and swell structure with clear evidence of both compressive and dilational post-mineralization deformation.

Systematic sampling of the underground exposures of the vein has shown that gold grade is subject to a pronounced nugget effect. Despite this variation a regular zonation in grade is clearly identifiable as a series of high-grade segments running approximately Northeast- Southwest throughout the mine area. The reason for this regularity is not clear, however, observations suggest that highest-grade sections occur when the structure is hosted in medium-grained metadolerite sills or is located very near the metadolerite/metapillow basalt contact. Lower grade segments generally seem to be hosted in finer-grained metapillow basalt.


--------------------------------------------------------------------------------

MINERAL RESOURCE AND RESERVE ESTIMATES

Following an intensive bulk sampling program in 2000, designed and supervised by independent mining consultants Strathcona Mineral Services, Canada, and subsequent underground exploration work in 2001-2002, an independent resource calculation for Nalunaq was prepared by SRK Consulting Engineers and Scientists ("SRK") of Toronto, Ontario. The Resource Calculation defined 600,000 tonnes in measured and indicated mineral resources, holding 431,517 oz of contained gold, equivalent to an average grade of 22 g/t. In addition, the Resource Calculation identified 284,136 tonnes of inferred mineral resources, in areas immediately adjacent to the developed parts of Nalunaq, holding 182,782 oz gold. The inferred mineral resources excluded the drill-indicated structure of the south vein as well as widely spaced surface sampling of the north face of the Nalunaq Mountai, which was previously included in the Company's internal resource assessment. The significant additional resource potential in these extensions, however, was recognized in SRK's resource report. The resources calculations were conducted by M. Michaud of SRK. Mr. Michaud is independent of the Company and is a "qualified person" as defined in NI 43-101.

Measured & Indicated Mineral    Over 1.0 meters  Over 1.2 meters  Over 1.5 meters  Gold Ounces
Resources                       tonnes  g/t      tonnes  g/t      tonnes  g/t

Target block (incl stockpile)   391,383  30      458,860  25      560,075  20        362,739
South Block                     117,527  18      141,032  15      176,290  12         68,778
Total                           508,910  26      599,892  22      736,365  18        431,517

Inferred Mineral Resources      Over 1.0 meters  Over 1.2 meters  Over 1.5 meters  Gold Ounces
                                tonnes  g/t      tonnes  g/t      tonnes  g/t
Target block (incl stockpile)   173,333  26      208,000  22      260,000  18        147,640
South Block                      63,447  17       76,136  14       95,170  11         35,142
Total                           236,780  24      284,136  20      355,170  16        182,782

MINING

Following considerable discussions and a thorough review of the previous mine plan, prepared by Kvaerner and Macintosh Engineering, a new mine plan was developed and drawn up in cooperation with potential mining contractors. The proposed mining methods comprised a hybrid of long hole mining and raise/alimak mining in order to accommodate the most cost-efficient methods for various segments of the deposit with due consideration to dip variations within the structure.

Negotiations with Procon mining about a mining contract were completed and detailed mine plans, schedules and mobilization sequences laid out. Mining equipment already on site was incorporated to ensure early start of pre-mining development, while upgrading and mobilization of new equipment, including the introduction of alimak units, was prepared with the aim of starting regular production by early 2004. The mine plan includes internal ramps and an ore pass systems from levels 450 and 400 down to the main haulage at the 300 level. The ore pass has the capacity to hold 3-4 days production in order to allow for delay in transport of ore to the stockpile pad at the shiploader. The ore pass will be equipped with a mechanical chute, to allow feeding directly into 30-tonne articulated dumper trucks for haulage to the shiploader.

There have been 2 methods of mining tested and employed at Nalunaq since the commencement of mining namely the Gold Stream Method and the Alimak raise and stope. The Gold Stream method utilises a series of strike drives on ore that are vertically 10m apart. Long holes are drilled on dips between the drives creating 14m blocks that are bounded on either side by 1,5m pillars. A slot is cut between the levels into which the ore is blasted in sequence 3 to 4 rings at a time. The Gold Stream method started slowly but with better understanding has improved in quality and quantity however the amount of waste development to ore production has required us to identify areas where dilution and temporary ore losses can be reduced.

The Alimak method was employed to eliminate the excessive amount of ore drives and is employed between major levels. The Alimak is used to bore a raise up from level to level. The Alimak is fitted with a long hole rig that drills out the ore horizontally. The ore is then blasted from the bottom up. We have undertaken a study and planned an up-dip mining method that we believe will allow us to achieve our goals of reduced development, reduced waste and allow the development to move ahead of the stoping.


--------------------------------------------------------------------------------

The planning of the sweeping and vamping of mined out areas is well advanced. We have identified appropriate equipment that will allow us to lift the fine particles of ore and gold which have accumulated in the stopes and drives.

The commencement of the initial phase production mining took place in May 2004 with commercial production levels being achieved in July 2005. The ore produced during the ramp-up to full production has consistently improved in grade as assessment of the mining methodology identifies areas where dilution and temporary ore losses can be reduced.

RESOURCES EXPANSION
The exploration strategy for Nalunaq aims at replacing resources at a rate, which will allow Nalunaq to maintain accessible reserves at a level of about 400,000 Oz . The Company needs additional resources to justify a local processing plant and a plan for expansion of the reserve base has been made and will be implemented during the winter of 2004/2005.

The current exploration programs consider three targets for significant expansion of which one has been chosen for this winter's program. Each of these has sufficient potential for expansion of the resources to not only replace mined out ore but also support the investment of a local processing plant.

One of Nalunaq's challenges is that resources cannot be defined by drilling alone. In the past, drilling has often been an inconclusive indicator of the quality of a drilled area, as low grade intercepts have been found in areas that later turned out to be very high grade. High-grade drill intercepts, on the other hand, are usually indicative of high-grade areas. This irregularity is because of the highly nuggety nature of the narrow vein, which makes systematic sampling of drift faces the only reliable source for resource calculations.

Consequently, drilling can only be considered as the first stage of a resource development program at Nalunaq, as underground drifting is required for the estimation of resources to bankable standards. During fiscal 2004, surface and underground drilling programs have been conducted with the Company's own drilling equipment and an external drilling contractor. The underground drilling was performed with the Company's Diamec-250 drill operated by a Company driller, while the surface drilling was conducted by TGB of Sweden using a Diamec-252 and -262 drill respectively. About 1,350 metre underground drilling and 900 metre surface drilling has been completed.

The preliminary results suggest that the rich mineralization encountered in the South Block extends down dip. As the South Block is already within reach of existing mining infrastructure this area is given immediate priority for a resource expansion program, as it can be worked through the winter period. The program has an estimated time line of 6-8 months and a cost of $4 to 5 million. The target area may host a mineralized area of at least 150,000 m2 which can represent a potential doubling of the resources already known. The surface drilling concentrated on two other targets: the possible extension of a rich panel along strike of the 400-450 levels in the Target Block and the continuation of a very high-grade outcrop segment known as the Upper Target. These areas each have a similar potential as the South Block target mentioned above.

Finally, development drifting in the South Block will allow access to the Valley Block, where further drilling can be conducted throughout the winter period. This area may represent a promising future expansion potential.

ORE SHIPPING

A new stockpile pad was constructed at the pier terminal near the fjord. The pad has a nominal capacity of 60,000 tonnes, which corresponds to about 3 months of production at 450 tpd, plus additional capacity for two months production, if the shipping schedule for some reason should be changed. The pad has a base of low-grade crushed materials to absorb potential losses of fine gold during deposition and transfer.


--------------------------------------------------------------------------------

Shipping of ore is conducted by a shipping contractor, FEDNAV through a 3-year agreement. Shipments are anticipated every 3 months with 35-40,000 tonnes per shipment leading to annual shipments of 130-150.000 tonnes. About 30,000 tonnes of the original stockpile, comprising of ore from the development and exploration work in 1998-2001, were shipped to Spain for processing in January 2004. The processing of this material confirmed the predicted grade of 15.5 g/t + 2 g/t with a processed grade of 15.1 g/t.

After the first shipment, ore from subsequent development work and the run-of-mine ore (ROM) were hauled directly from the mine to the stockpile pad at the ship loading facility. During loading this ore is brought directly to the ship from the pad via a conveyor system of about 250 meters in length. The belt is passing a 90-meter barge, anchored at a small rock pier, and equipped with a ship loader conveyor at the front end. The conveyor is designed for loading a 40,000 tonnes bulk carrier in 4-5 days.

The second shipment of 39,500 tonnes of ore, which was 5,000 tonnes more than planned, was loaded on MS Federal Franklin on August 12th and shipped to Aviles in Spain where processing at Rio Narcea's El Valle Plant was completed on September 23, 2004. This shipment comprised the balance of the original stockpile of 8,400 tonnes and 31,200 tonnes of mined ore. The recovery of the mined ore since May this year was 20.5 g/t which was in line with the grade model.

GOLD PROCESSING

An agreement, signed with Rio Narcea Gold Mines Ltd in Spain, has secured regular batch processing of the Nalunaq ore. Rio Narcea has a modern gold processing facility with a capacity of 2,000 tpd. Due to the hardness of the Nalunaq ore the daily capacity has been around 1,500 tpd and processing of a shipment of ore is being completed in 20-30 days.

The processing is based on a conventional combination of fine grinding and removal of the gold using gravity separation and carbon-in-pulp cyanidation methods. The ore is passed through a primary crusher then milled in a single stage semi-autogenous grinding mill and a recycling ball mill. The milling circuit has an integral multiple stage gravity circuit, comprising helical spirals, Knelson concentrators and vibrating tables, that remove the free gold. The discharge from the milling circuit passes through a flotation circuit, where a small amount of gold and sulphides are recovered, to a cyanide leach circuit where the remaining gold is dissolved and recovered onto coarse carbon fragments. Gold is recovered from the gravity and flotation concentrates, and the loaded carbon, by intense cyanidation and electro-won. The electro-won gold is smelted into dore bars for sale to commercial refineries.

Recoveries at the El Valle plant for Nalunaq gold mine has been higher than expected, about 98%, based on the production numbers and the assaying of gold content in the tailings. This remarkably high recovery is a reflection of the fine-grained nature of the Nalunaq gold and its exceptional free milling properties.

The long term goal of NGM would be to take over all mining operations, including the processing.

THE MINE VILLAGE

The Nalunaq mine camp has now been fully established and all logistic infrastructures have been completed. The construction of the camp suffered a temporary setback due to a severe rainstorm on October 26, 2003 where the campsite, located in the valley floor, was flooded while under construction. The foundation of the camp units are raised about 1.2 meters above the valley floor, to ensure that flooding will not affect the buildings. However, because of the construction phase, large parts of the sewage and water systems were damaged, and the campsite was greatly affected. The infrastructure was re-established and the camp completed nearly on schedule despite this unfortunate event, due to an extraordinary effort by the on site contractors. A new dam along the stream and regulation of the affected portion of the river has been established to prevent similar incidents in the future. The camp layout currently consist of 11 building units distributed in seven 10-person dormitory modules plus a number of larger units for the mine office, emergency facilities drying rooms and showers, kitchen and cantina, as well as storage rooms, a planning office, and a recreational unit. The camp currently holds accommodation for about 80 people.

The camp layout creates the impression of a small village situated in the middle of the valley. The camp complex has its own well for potable water, a purification system and a biological wastewater treatment plant. Power is supplied from two 200 kVA generator units and telecommunication systems, provided through Tele Greenland, allows for individual room telephones and high-speed Internet connection.


--------------------------------------------------------------------------------

The camp has an approved helistop facility and has arranged regular flights by helicopter from Qaqortoq via Narsarsuaq with connection to the transatlantic flights. The construction of the mine village has left few marks of disturbance outside the proper camp area and the surroundings are left virtually untouched. Final preparations to restore and re-vegetate temporarily affected areas have been initiated.

THE ASSAY LABORATORY

Nalunaq has also been equipped with a full assay laboratory which is now is fully functional. It consists of a preparation lab, a wet chemistry lab and an assay section with computerized AAS instrumentation.

The preparation lab consists of a drying oven, a conventional jaw crusher and splitting tables. Milling is done with an LM5 or LM1 gyratory steel mill which allows grinding of up to 4 kgs of the crushed rock to 80% less than 75 microns (0.075 mm) in a single batch. This provides an exceptional homogenisation of especially gold samples and the LM5 mill is considered the best for any gold sample preparation on the market today.

After milling, a 500 grams fraction is transferred to a polyethylene container and stored for leaching. The sample is substantially larger than conventional 50 g samples used for fire assay (FAA) and this provides a more reliable assay basis than FAA. The company has conducted an extensive comparison of the recovery of the Leachwell method applied at Nalunaq with traditional FAA and found the results to be remarkably consistent.

In the wet chemistry section of the lab, the sample contained is filled with 500 g water and a Leachwell tablet is added. The tablet contains a cyanide leach agent and a catalyst, which intensifies the dissolution of gold. The container is then thoroughly stirred in a mechanical tumbler and the solids let to settle before a small solution fraction is extracted. The dissolved gold is then extracted from the cyanide solution with an organic extraction and an aqueous solution for analysis is prepared.

The final analysis of the gold content is then conducted in the AA instrument and the result based on a comparative assay of a known standard solution. Every 10th sample is sent in duplicate to an external assay lab and a control assay is conducted using independent FAA method with gravimetric or AAS finish, dependent on grade levels. The duplicates are subsequently used to calibrate the accuracy of the Nalunaq assay lab in order to achieve approval of the assay data for future resource calculations.

ENVIRONMENTAL WORK

The Nalunaq project has been subjected to detailed environmental monitoring by the Company since 1997. Baseline studies included sampling of water and plant materials and the installation of a weather station in the valley. A new weather station was established in the fjord in 2001. Ongoing environmental monitoring programs are being maintained by the company in the license area.

The monitoring programs include water samples to be collected in the river bi-weekly with sampling stations in the upper valley, at the waterfall, at the bridge and at the camp sanitary installation as well as sampling of the mine water run off. Biology programs include studies of the arctic char in the river, and in the fjord, fish caught at several stations have been collected and sent to NERI for their data bank. Dust is being sampled continuously during the summer program for analyses of nitrates and sulfates as well as lichen sampling along the road and around the camp and stockpile areas. Both the lower and upper valleys have been mapped for vegetation and soil depth.

Meteorological data from the campsite and the weather station in the fjord are downloaded regularly as is river monitoring, conducted with a pressure transducer installed in 2002 in the river downstream from the bridge, which will allow for continuous measurements. In addition, the river flow is measured using propellers several times over the year. In the fjord, conductivity-temperature-depth casts are conducted throughout the year at eight stations. An Acoustic Doppler Current Profiler was installed 2001 for continuous recording of oceanic currents. The current meter was recovered and downloaded in 2002 thereby acquiring one full year's data.

The environmental studies were summarized in the Environmental Impact Assessment study whereby independent consultant Dr. Geoff Ricks concludes that in the opinion of SRK (UK) Ltd. there are no environmental issues which might negatively affect the viability of the project.

RISK ELEMENTS

The Nalunaq project is a high-grade gold deposit. The nature of the deposit, being a high-grade, narrow-vein deposit, suggest a gradual expansion of resources rather than seeking a definition of the full resource due to the cost of extensive underground development. Accordingly, this might represent a limiting factor for the project's financial planning. The currently defined resources allow for a production forecast of approximately three-four


--------------------------------------------------------------------------------
years, depending upon the mining rate. However, the continuity of the geological structure indicates that the actual mine life may substantially exceed four years. Numerous classical narrow-vein gold mines (for example, Placer Dome's Dome Mine in Timmins, Ontario, and Campbell Mine in the Red Lake district in Balmertown, Ontario) have never had more than three to six years of resources ahead of production, yet have been active for decades.

B.2.2   BARBERTON MINES (OPERATIONAL GOLD MINE)

PROPERTY DESCRIPTION AND LOCATION

Barberton Mines Limited ("Barberton", formerly ETC) is the operator of three small gold mines in the Barberton Greenstone Belt, in South Africa, known for prolific gold deposits in settings, which are similar to other classical gold districts of Archean greenstone belts in Australia, Canada, and Africa. The three operations include the Sheba, the Fairview and the New Consort gold mines, all of which exploit numerous discrete ore bodies. The three mines are located within a 15 km radius of each other, about 10 km NE of Barberton. Total annual production at Barberton is today 330,000 tonnes with in situ grade of 10-11 g/t and 9.5 g/t recovered. This translates into an annual gold production of about 100,000 oz at a current cash cost of USD 242/oz, but with substantial potential for rationalisation and improved economics.

TITLE AND OWNERSHIP

In February 2003, Crew, as part of a consortium, signed a purchase agreement with Avgold Ltd. (Avgold) of South Africa for the purchase of Eastern Transvaal Consolidated (ETC). The consortium consists of Metorex Ltd. (Metorex) 54%, MCI Resources Ltd. (MCI) 26% and Crew 20%. The purchase price was ZAR 255 million of which ZAR 150 million was bank financed. Crew participated with ZAR 30 million (CAD 5.5 million/ NOK 25 million), financed by the sale of 10 million shares in Metorex to a South African institution at ZAR 3.00 per share.

On October 29, 2003 it was agreed by Special Resolution to increase the authorised share capital of Barberton Mines Limited from Rand 12,000,000 to Rand 12,016,000 by the creation of 16,000 cumulative variable rate redeemable preference shares of Rand 1 each. These shares have no voting rights. On December 23, 2003 the shareholder loans of Rand 150,000,000 were converted to 15,000 cumulative variable rate redeemable preference shares of Rand 1. The issue price of each of these shares was Rand 10,000. Rand 9,999, being the surplus between issue price and par value, was credited to share a premium account in the Barberton.

In exchange for converting Rand 30,000,000 of shareholder loans, Crew received 3,000 preference shares of par value Rand 1 each with a deemed aggregate issue price of Rand 3,000,000 (CDN$ 5,800,000). The exchange of shareholder loans for preference shares was recorded at the book value of the loans with no net increase in the carrying values of the Company's investment in Barberton.

The total gold sold for the year amounted to [use ounces 3,321 kilogrammes] which was in line with budget. Barberton has not yet achieved the cost reduction expected. An external consultant has been engaged to perform a regional exploration program. A part of the gold hedge that was established when Barberton was acquired has been realized and created a profit of CAD$1.6 million (Rand 54 million). This has been utilized to offset existing bank borrowings and means Barberton will be debt free within approximately 2 years compared with the original 5 years.

MINERAL RESOURCE AND RESERVE ESTIMATES

The measured, indicated and inferred gold resources at ETC currently consist of
1.47 million oz, of which 453,000 oz are inferred resources. The current mine plan is based on the extraction of 1.07 million oz over ten years from 2004. The mine plan average head grade is 10.5 g/t, and cash cost is forecasted by Metorex at USD 240/oz.

The various mines at ETC have been in operation for up to 100 years. At intervals over this period the remaining life of each of the mines has often been forecast as only 6 to 10 years while new ore bodies, resources and reserves have constantly being discovered, as reported by Avgold.

GEOLOGY AND OPERATION

The gold deposits are hosted in altered supracrustal rocks of the Barberton Supergroup, which includes basic greenstones, turbiditic greywackes and shales as well as epiclastic sandstones. The deposits are associated with brittle tectonics in shear structures hosted in folded and slightly metamorphosed rocks of all the above rock types. Strike and dip of the orebodies are highly variable and often of a discontinuous and erratic nature. Continuous structures rarely measure over 100 meters.


--------------------------------------------------------------------------------

Most gold occurs in small fissures within the fractured and sheared host rocks. As the gold-bearing structures are discontinuous, individual ore bodies therefore generally require site-specific mining. This type of mining scenario is typical for many greenstone-hosted gold deposits; however, they are particularly labour intensive and leave few options for mechanized, cost effective mining due to the local nature of the individual occurrences. The erratic nature of the orebodies moreover prevents effective evaluation of the grade and resource potential outside the developed areas.

The gold ore is predominantly refractory, which means that only a small portion of the contained gold (3-5%) is free milling and available for low-cost gravity processing. The bulk of the gold is refractory and built into the arsenopyrite crystal lattice. This gold can only be retrieved through artificial oxidation of the concentrate, which is generally produced through froth flotation.

The oxidation at Barberton was previously based on roasting. Today, however, biologic oxidation (BiOx) is employed, which is more environmentally acceptable, but adds extra stages to the processing and produces a fair amount of residual arsenic compounds. After oxidation, the gold is retrieved from the concentrate by CIP extraction and elution before smelting.

B.2.3   NANORTALIK GOLD PROJECT - GREENLAND (EARLY STAGE EXPLORATION)

Property Description and Location

The Nanortalik exploration license area is a 523 sq. km area located in southernmost Greenland. It is the remaining portion of the original Nalunaq concession area, after the Nalunaq Mining License has been carved out from the initial 1,081 sq. km concession and a reduction of 50% following the renewal in 2003. The Company has located several gold occurrences in the district, in different geological settings, and is convinced that there is a potential for commercial gold deposits in the concession area. The results of fieldwork in 2003 and 04 were encouraging and a more intensive program with the goal of drilling and developing specific targets in year 2005 is being prepared. Some work is being considered in the least alpine areas during this winter.

The Nanortalik Exploration License is held in Nanortalik I/S, a Joint-Venture between Crew and Nunaminerals. The property is operated by Crew as an early-stage exploration project where the ownership after the 2003 season is 73.6% and Nunaminerals at 26.4% ownership respectively. Future ownership ratios are based on the respective contributions of the Company and Nunaminerals. Nunaminerals notified Nanortalik IS in the spring of 2004 that they had elected not to participate in the funding in the summer's program and, as a consequence, will suffer a dilution of its share of the project, in accordance the Joint Venture Agreement. A preliminary reconciliation of the ownership after the 2004 season brings the ownership close to 80% Crew and 20% Nunaminerals.

The Bureau of Minerals and Petroleum (BMP) set the work commitment at DKK 4.5 million per year in 2004 and 2005. Any excess or less spent amount can be transferred to the following year. BMP allows 50% overhead to all direct project costs. This year's program has fully met the minimum requirement of BMP for fieldwork according to the license conditions.

--------------------------------------------------------------------------------

REGIONAL EXPLORATION IN NIAQORNARSUK AREA

The regional exploration campaign in 2003 gathered 304 sediment samples and 407 rock samples. The objective was to follow up with surface prospecting and sediment/scree sampling and in particular examine a series of significant NNE-SSW trending belts of anomalous samples.

Anomalous rock samples were found in nearly all of the areas covered by anomalous sediment sampling. 23 rock samples returned more than 1 g/t and 7 samples more than 3 g/t. In particular the northern and northwestern slope of the Niaqornarsuk valley appears highly anomalous, with grab samples returning from 2 - 7 g/t. The richest rock samples contained 56 and 33 g/t and were collected at the southern extension of the anomalous belt north of Nanisiaq. Other high values in the opposite end of this trend suggest this is a promising target.

The results confirm the existence of at least two clusters of gold mineralization in the Nanisiaq peninsula. One cluster is the Nanisiaq and adjacent valley extending across the ridge to the south into Niaqornarsuk valley where the two high-grade rocks samples were collected. Another area is the NW'ern slope of the Niaqornarsuk valley and its extension across the valley towards Ufo Mt. A new possible third target is across the westerly Niaqornarsuk valley where consistently high gold samples were collected this summer on both sides of the glacial valley. The high amount of glacial debris complicates the exploration and the areas identified to date will need systematic follow up in the coming season.

The field work in the summer of 2004 led to several additional significant discoveries in the above areas. None of these revealed visible gold, however, the mineralizations were encountered in areas, which are previously identified as anomalous and the discovered mineralization contains good indicator mineral assemblages.

The most promising find is an occurrence in Niaqornarsuk Valley where a system of more than 30 parallel quartz veins was discovered, in a more than 100 m wide zone and extending along strike for 2-300 meters to disappear under the valley floor and continuing up the mountain side in the opposite direction. All veins, which appear to be mineralized, measuring from 2-3 cm to 80 cm in width, were sampled individually along strike. Two additional significant quarts veins with ladder structures were sampled in the area known as Ufo Mt. target. These outcrops could be traced for 200 m along strike and likely continuations are seen on the other side of the valley suggesting 2-3 km strike length

Other potentially gold-mineralized structures have been encountered, which await the results of assaying. The new assay laboratory in Nalunaq has been set up for local gold assaying in the summer of 2004 and once the AA-spectrometer (AAS) is calibrated, assay results will follow shortly. Quality control procedures will be implemented on site and control assaying by screened metallics Fire Assay in an external lab will be conducted for about 20% of the samples until adequate confidence in the results by AAS-leachwell procedure has been documented and approved by external consultants. The assay lab at Nalunaq will first and foremost be used for mine production control and grade verification programs for the mine but has a capacity to easily handle exploration samples also in future. Exploration samples will be prepared in a separate crusher unit to avoid any cross contamination.

The summer's exploration work led in almost every case to recognition of a number of new vein structures, which were sampled for assaying. In addition to the NGM assay result, all exploration samples are sent in duplicate for assaying at an external lab, and using conventional Fire Assay of 30-gr sample with AAS finish.

LAKE-410 DRILLING PROGRAM

Drilling was conducted from 2 sites in the Lake-410 target during the summer of 2003. Four holes, DDH#01 to -04, totalling 930 meters, were positioned to give a maximum coverage in an attempt to detect an extensive mineralized system. The drilling was successful in that all drill holes intercepted mineralized intervals at the predicted depths, supporting the presence of a consistent and relatively planar structure with gold mineralization.

Visual inspection of the drill cores showed significant arsenopyrite mineralization with associated quartz veining in all four holes. Obvious mineralization was intercepted in drill hole-1 with 1.4 g/t at 146-150m. In drill hole-2, which tested the down dip continuation drilling also intercepted 4 m of mineralization between 162-166 meters, which returned 1.3 g/t. In drill holes-3 and -4 the mineralization returned weaker assay values of 0.2 g/t and
0.34 g/t respectively. In addition to these significant intervals elevated gold was detected in several other intercepts of silicified and quartz veined amphibolite. These results are consistent with samples collected at the surface, which have returned 2-3 g/t gold from sporadic outcrops.

The results are encouraging as the drilling demonstrated the existence of a very consistent structure with a potential mineralized area of at least 900 x 300 meter. The width of the mineralization varies between 4 meters and 1.2 meters, which is substantially more than that seen at Nalunaq. At Nalunaq, the first drilling in 1992 returned


--------------------------------------------------------------------------------
similarly moderately low values at depth despite the much higher surface samples which had been encountered. Increased drilling density subsequently revealed the presence of an economic deposit.

The current results clearly warrant more in-fill drilling and surface sampling in order to estimate the possible continuation of the mineralized structure. The structure has now been recognized along more than 1000 meters and the consistency of the mineralized structure, as demonstrated by the drilling, supports the presence of a potentially economic discovery with erratic distribution of gold grade along the structure. The proximity of Lake-410 to the Nalunaq deposit is clearly attractive and lends support to a common processing facility in future.

The exploration team had prepared for continued drilling at Lake 410 target in the summer 2004 but because of unexpected difficulties with the drilling equipment at Nalunaq the team decided to postpone the drilling at Lake 410 till early 2005 season.

NEW GOLD CLAIMS UNDER CREW GOLD

In July 12 Crew received confirmation that a new exclusive claim for an area of about 284 sq km in the Akuliaruseq peninsula in South Greenland had been granted. The area lies north of the current Nanortalik IS claims and has been filed directly under Crew Gold Corporation.

The new concession area has sourced a gold sample of 109 g/t, which received the first price of the national mineral collection competition. The peninsula also hosts a number of very significant gold anomalies previously reported and is located on one of the most prominent transcrustal shear zones in South Greenland. The company believes the new claim area holds a very significant gold potential.

Along with this application, the company also applied for a non-exclusive prospecting license covering the entire West Greenland, from south to north, west of the 44 DEG. longitude. This will allow the company to enter any area and sample it without being in conflict with regulation and requiring the approval of the Joint Committee. If a study returns promising results the company is in a position to subsequently claim its discovery and be ahead of competitors as the title is granted on a first-come first-serve basis.

In western Greenland, the company has received exclusive rights for 7 areas totalling 86 sq km which host ultramafic layered complexes with olivine cumulates. These areas are being evaluated for their olivine resources as well as the potential for platinum element mineralization, being tectonically dispersed parts of primitive layered complexes.

B.2.4   HWINI-BUTRE GOLD PROJECT, GHANA (ADVANCED EXPLORATION)

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

OWNERSHIP

Hwini-Butre Minerals Ltd. ("HBM") is a 100% owned Ghanaian subsidiary of Crew, and holds 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd ("St Jude"), owns 49% of the HB Gold Concession; the Government of Ghana retains a carried interest of 10%.

St. Jude Resources Ltd. has been the operator of the license since 1995.

LEGAL DISPUTE

During the year ended June 30, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal.

Management believes the judgement to be in error and are currently pursuing an appeal. Management believes the appeal will be successful and consequently no impairment provision has been made against the carrying value of the Hwini-Butre gold concession.


--------------------------------------------------------------------------------

MINERAL RESOURCES ESTIMATES

According to the independent geological report prepared by Watts, Griffis and McOuat Limited, of Toronto, Ontario ("WGM"), in February 2002, the concession contains 4,251,100 tonnes at 4.1 g/t of indicated mineral resources and 1,718,400 tonnes at 3.0 g/t inferred resources based on 200 drill holes totalling 16,879 meters. In addition, the property hosts an inferred eluvial surface deposit of 5,656,700 tonnes at 1.1 g/t. Thus, total indicated resources amounts to 562,000 oz gold while the inferred resources hold 374,000 oz gold. Strathcona has reviewed the independent report prepared by WGM, and concluded that the project has a clear economic potential for an open-pit, heap-leach mining operation.

GEOLOGY AND WORK COMPLETED

The HBM property forms part of the eastern Ashanti Gold Belt in Ghana with a structural setting of the gold mineralization predominantly trending North-South and transected by younger North-East, South-West faults. Disseminated gold occurs in quartz veins and in wide alteration zones in the adjacent country-rocks, which form part of the Mpohor Intrusive Complex that constitutes a prominent feature in the southern part of concession.

Completed drilling to date totals 24,308 meters from 300 holes with a nominal spacing of 25m and about 20% being drilled by reverse circulation and 80% core drilling. The drilling covers three main mineralized zones named the Adoikrom, the Father Brown, and the Dabokrom targets.

Adoikrom is the most developed target on the HB Gold Concession. The gold mineralization is hosted by a highly altered and silicified shear zone with ore grade mineralization of 4-10 g/t near the surface. 64 holes (6,312m) have been drilled in this target. Drill intersections at 25-50m intervals show consistent thick mineralization in all holes. So far, a 325m long and 165m deep gold vein has been confirmed. The deposit has expansion potential towards the north and south and towards depth.

In total, 94 holes (6,502m) have been drilled in the Father Brown zone and all intercepts contain economic mineralization. The spacing between the intercepts varies between 10 and 25m. To date a 200m-long gold vein has been confirmed to a depth of about 150m. The deposit has expansion potential at both ends and towards depth.

The Dabokrom Zone constitutes a very substantial geochemical surface anomaly that measures 800 x 1,200 meters. A total of 99 drill holes (9,343m) have been completed in this anomaly and the drilling confirms the presence of several gently dipping mineralized gold zones extending from the surface. In addition, extensive trenching and pitting has been carried out on the Dabokrom Zone.

PROPOSED WORK PROGRAM

Crew has proposed, based on a successful outcome of the title dispute, to perform a reconnaissance-drilling program in the southern target of the HB Gold Concession to investigate the potential for significant mineralization not identified by St. Jude.


--------------------------------------------------------------------------------

B.3   NON-CORE & NON-STRATEGIC ASSETS

B.3.1   MINDORO NICKEL-LATERITE PROJECT, THE PHILIPPINES
        (UNDER EXPLORATION PROGRAM)

LOCATION AND TITLE

Mindoro Nickel Project (MNP) is located on Mindoro Island in the Philippines approximately 200 km south of Manila. The concession comprises a 9,720-hectare (~100 sq km) area straddling the border between the Provinces of Oriental and Occidental Mindoro about 30 km from the coast. The area is entirely underlain by an extensive laterite mineralization as a result of the accumulation of nickel and cobalt in the tropical soil profile following intensive chemical weathering of the ultramafic source rocks in late Tertiary to recent times.

The original Exploration Permit for the Mindoro project was issued in 1997 and renewed in March 1999 for additional two years. It was the first EP to be renewed in the Philippines under the new Mining Law. Subsequently, in Dec 2000, Aglubang Mining Corp (AMC) was granted a Minerals Production Sharing Agreement (docketed as MPSA No167-2000-IV) covering a large part of the most developed project area, and securing the Company rights to develop and exploit the resource over a 25-year period subject to certain conditions. The remaining parts of the concession area were included in another MPSA application by Alag-Ag Mining Corp. (AMI).

In 2001 the MPSA was unexpectedly cancelled by the new DENR Secretary. Aglubang Mining Corp appealed the decision with the President's Office, on grounds of lacking constitutional rights to due process as defined in the terms of the agreement and in March 2004 the President's Office issued a resolution revoking the order of cancellation and reinstated the MPSA in its initial powers. The response of the Office of the President was a clear and strong signal of a change in the attitude of the Government of the Philippines towards mining.

The full concession area is controlled by the Aglubang and Alag-Ag Mining Corporations, respectively, which are owned by a consortium of Crew Minerals AS and a syndicate of Philippine holding corporations. The property has no other underlying ownership claims. In accordance with Philippine mining legislation have agreements been signed with the Mangyan people in the area, granting the resident indigenous tribes a royalty of 2% net profits of the mining revenues.

PRE-FEASIBILITY STUDY

A positive pre-feasibility study on the Mindoro Nickel Project was completed by Kvaerner Metals, Australia in August 1998. This study considered a scenario with an annual production of 40,000 tonnes Nickel metal and 3,050 tonnes Cobalt metal. In addition, the proposed processing path will yield c. 126,000 tonnes of ammonium sulfate as an in-line co-product. Ammonium sulfate is a preferred fertilizer for rice and sugar cane in the Philippines.

The Kvaerner study estimated the capital costs to USD 665 million and the operating costs at USD 93 million/year with an internal rate-of-return (IRR) at 39%. The cash cost was estimated to 1.06 USD/pound nickel and 0.30 USD/pound after cobalt credits (at USD 10/pound). The capital costs included USD170 million for working capital, detailed engineering, EPCM, reserve delineation, environmental studies as well as a 25% contingency.

The financial modeling was based on a discount rate of 10% with a financial gearing of 75% (USD 500 million loan) and payback of capital over 10 years. Commodity prices at the time of the study were USD 5,500 per tonne for Nickel and USD 22,046 for Cobalt and USD 90 per tonne for ammonium sulfate. Today's commodity prices are about USD 13,000 for Nickel and USD 40,000 for Cobalt, which is more than double of the assumptions used for the initial study. The company is currently reviewing available data with a new financial modeling of the deposit in mind.

The pre-feasibility study was based on preliminary data of the property. The study also assumed that 25% of higher-grade ore would be imported from other areas, such as Palawan, to provide a 1.2% head grade in the early years of the Mindoro project. Field investigations demonstrated that many smaller deposits with high-grade material of ca. 1.6% Ni exist and make viable shipping sources of higher-grade materials. It was subsequently decided for the feasibility study to source laterite only from the Mindoro deposit and have imported higher-grade ore as an optional benefit.

Later ore beneficiation test work demonstrated that the ore to the plant can be significantly upgraded, leading to resulting grade well in excess of the initial 1.2% Ni assumed for the pre-feasibility study. New technology also allows use of the underlying saprolite, which was entirely excluded from the initial resource definition. Subsequent drilling and georadar surveying has confirmed that a significant saprolite resource exist under the limonite with almost the same thickness as the limonite and generally with higher Ni-values. Initial test work suggest that as much as 80% of the nickel content can be retrieved in a conventional mining of this tonnage by the rejection of 50-60% of


--------------------------------------------------------------------------------
the tonnage as a coarse size fraction. This will add a significant increment to the resources, which is currently being defined.

Crew has subsequently received a proprietary World Patent securing all rights to extract also magnesium, put into solution by any laterite leach process. Theoretically up to 120,000 tonnes of magnesium can be recovered annually as a by-product. This was not considered in the Kvaerner study.

The Mindoro Nickel project is in a feasibility stage. Most of the resource evaluation has been completed and audited and the database been confirmed by independent consultants (IMC of Australia). The resource evaluation has shown that the deposit is exceptionally homogenous and has the potential of supplying ore for well over 30 years of nickel-cobalt production

Extensive environmental baseline studies have been completed while test work regarding environmental impact assessment and a final feasibility study remain to be finished. The company is currently completing a thorough review of the data and is preparing a new resource estimate based on new samples and the upgrade test work conducted during the early part of the feasibility program, which was not included in the above resources evaluation. Global (measured, indicated and inferred) resources are in excess of 200 million tonnes including the resources derived from surrounding subareas that are drilled on a relatively wide exploratory grid.

WORK CONDUCTED

The company has completed more than 1,200 drill holes and test-pits, conducted metallurgical test work as well as extensive environmental studies. A computer-assisted resource model, based on more than 10,000 assay results, has been prepared and independently verified. This shows that the most intensively studied area, Lower Kisluyan, hosts a measured and indicated resource of 73 million dry metric tonnes ("DMT") with an average "in-situ" grade (before upgrading) of 0.94% nickel and 0.06% cobalt and including 21 million DMT at 1.2% nickel and 0.06% cobalt primarily hosted in limonite and transitional saprolite. The Lower Kisluyan area only constitutes a 12.5 sq. km portion of the total 97 sq. km concession area.

After the return of the title to AMC the Company has re-initiated its resource update work and the feasibility study. The incorporation of new analytical data and update of the resource database is now being completed to include data from 243 new drill holes and test pits, of which 119 holes were targeting resource expansion in adjacent subareas known as Upper Kisluyan and Buraboy areas, which lie outside the current resource definition in Lower Kisluyan.

Additional drill holes were also completed to characterize geostatistical variations in three selected areas through drilling a cross pattern with 10 holes in each line at 10-m distance in. Also, 61 new drill holes were completed from 10 selected sites to conduct an investigation of the resource potential of the underlying saprolite, which had not been included in previous resource estimates.

In addition, the company conducted a geo-penetrating radar survey, which confirmed the lateral continuity of the resource and also proved to be an efficient method for defining the lower contacts of the resource. The geo-radar results support the view that the saprolite resource constitutes a layer of almost similar thickness as the overlying limonite and with similar Ni-contents.

The upgrade test work has shown that the majority of nickel in the saprolite is contained in less than 60% of the tonnage, leaving barren stones of partially weathered bedrock behind. It is believed that 80% of the saprolite-hosted nickel can be retrieved by conventional (atmospheric-pressure) acid leaching, although further test work on the actual material is required. The saprolite-nickel can be slurried following mechanical tumbling, washing and screening to less 2 mm before mixing with the limonite slurry. Beneficiation test work also documented that significant upgrade can be conducted by 2mm screening and further by wet-magnetic separation of the limonite.

THE NICKEL MARKET AND THE PHILIPPINES

The World's nickel reserves are currently at a critical low because of the highly delayed construction of several new Australian nickel-laterite projects and the effective lack of development of new nickel mines in more than 10 years. Consumption rate increases of about 4% per year has suggested the need for more than 50,000 additional tonnes of nickel, which corresponds to one large nickel project completed every year. Recent developments in China have increased the demands even further and expansion of current producers cannot meet this deficiency.

As a result, nickel prices are at all time high and the situation is seen to continue as no large nickel projects are near completion until late 2006. This places nickel in the same category as crude oil with an outlook for extended shortages and prevailing high prices for at least 5-6 years.

When the pre-feasibility study for Mindoro was completed in 1998, the nickel prices were at a cyclic low. Even at that time, the Mindoro project was highly profitable, and positioned at the lowest part of the cost curve for the


--------------------------------------------------------------------------------
industry. The project has a number of advantages, which outweigh the lower in situ grade when compared to some of the richest projects currently under development. The project has as high or higher grade as several operating Australian deposits including Bulong, Ravensthorpe, Murrin-Murrin, Mt. Margaret and Cawse, but a more attractive mineral composition with better leach kinetics and higher recovery. The Ramu project in PNG is almost identical to Mindoro in size and type, but Mindoro is located only 30 km from the coast whereas Ramu requires about 130 km pipeline to reach the planned processing plant. Finally, the company has acquired a large sulphur source in the Philippines (Pamplona), which secures the project a fixed low cost of sulphuric acid, the largest cost component in PAL processing of nickel laterite, for the life-of-mine.

The shortage of new Ni-reserves and the increased demands from Chinese is expected to put a tremendous pressure on the desire to secure nickel from the region where the Mindoro project is currently among the largest and best described in the Philippines, although not having the highest grades. This, however, is considered adequately off set by its strategic location and potential size hosting about 2 million tonnes nickel metal. In Mindoro here is a growing understanding and concern that the possibility of a massive foreign currency earning and employment opportunity may be offered to another province. Both features favour the early development of Mindoro.

REALIZATION OF THE PROJECT

Meetings held with representatives of the Philippine Government have indicated national interest for this project, being a very substantial deposit, which, if not processed in Mindoro, may be lost for future exploitation, as the low-grade, high-tonnage ore will not allow for shipping to an external processing site. On the other hand, numerous small high-grade deposits found in various places nearby, can be profitably shipped to Mindoro allowing for the additional exploitation of these. It has been recognized by members of the Government that this deposit, potentially holding 2 million tonnes of nickel, needs to be considered in context with the management of the national resources to ensure value-added benefits are secured for the country. Furthermore, the Company has been approached by potential industrial partners from the region. Crew believes that a combination of Governmental equity participation together with one or more regional industrial partners increases the potential for the realisation of this project. Crew is actively pursuing a model with considerable local participation believing this is one of the key success factors.

B.3.2   PAMPLONA SULFUR DEPOSIT, PHILIPPINES (UNDER EXPLORATION PROGRAM)

PROPERTY DESCRIPTION AND LOCATION

The Pamplona sulphur deposit is located on the Filipino island of Negros, less than 5 km from a deep-sea port site, and consists of a mixed sulphur-sulphide ore with both native sulphur and pyrite/marcasite. Access to the deposit is by a 12 km partially rehabilitated forest road from Amlan on the Southeast coast of Negros Island. The nearest domestic airport is in Dumaguete, approximately 40 km from the project site.

TITLE AND OWNERSHIP

The Philippine authorities, through the Department of Environment and Natural Resources, issued the Exploration Permit for the Pamplona Sulphur Deposit in Negros Island on July 4 2003 for a period of 2 years, renewable for another 2+2 years, subject to the approval of submitted work plans and certain conditions.

The title has been granted to Altai Philippines Mining Corporation to avoid any delay in the approval of the Exploration License. Altai, however has assigned all rights to the Pamplona Sulphur property to Crew Minerals Philippines Inc, a wholly owned subsidiary of Crew, through an option agreement dated September 1998 and an amendment to the option agreement signed November 21st , 2002, the latter concerning a reduction of the anniversary fees and buy-out terms.

MINERAL RESOURCES ESTIMATES

The Pamplona Sulphur Deposit comprises 60 million tonnes of open-pitable measured mineral resources, within a total resource of 84 million tonnes with an average composition of 13.8% elemental sulphur and 17.0% sulphur as sulphide. Benguet Mining Corp. and Freeport-McMoran Copper & Gold Inc., the former concession holders, classified the deposit as a proven mineral reserve, but Crew has not completed an economic study on the deposit, and, therefore, has re-classified the resource as a measured and indicated mineral resource according to the JORC code. The resource evaluation was carried out on the basis of 178 diamond-core drill holes placed in a 60-meter grid pattern.

The License covers an area of 39 sq.km and is composed of two Exploration Permit areas named EP00007-VII and EXPA00068-VII. Crew, acquired the Pamplona Sulphur Deposit in 1999 as a stand-alone project, although it has the potential to enhance the economics of the currently dormant Mindoro Nickel Project. The formal assignment of the title to Crew Minerals Philippines Inc. ("CMP") is in preparation following the approval of the Exploration Permits.


--------------------------------------------------------------------------------

WORK COMPLETED

A new detailed topographical survey for the Pamplona open pit-area has been completed to take into account the rather extensive excavations conducted by Benguet Corp. in connection with trial mining in the 70'ees. This has allowed the company to define a suitable sampling site for a 2,000 tones bulk sample requested by a local fertilizer group for industrial testing. The sampling will be from a 10 x 50 meter NW trending trench excavated to about 6 meter depth. The bulk sample will be collected in the lower 2-meters of the trench to ensure unoxidized materials. It is considered that the trench design will easily produce the double quantity if desired. Adequate collection of drainage from the trench/pit will be diverted through settling dams with lime for neutralization of acid water before being decanted to the small stream, which drains the general area.

The access road has been surveyed in detail and all repair and upgrade sections properly identified and the required work quantified. Three contractors have reviewed the operation of bringing 2,000 tonnes from the bulk sample trench to the shipping site at Amlan about 24 km away. The ore will be delivered to barges at Amlan and be shipped directly to Leyte for testing. The proposed work will allow the sampling and transfer of materials under environmentally proper and safe conditions and will be socially acceptable to the population along the route. About 16 km of the route is a dirt road, which was constructed during the former period of trial mining, but has not been used since. The route leads past two villages, where all local municipalities and local leaders have been contacted and expressed positive interest in the project.

If the industry testing is successful, then a proper mine planning including financing of the operation and establishment of the required infrastructure will be initiated immediately. The sulphur operation is scheduled initially for about 1 mill tonnes sulphide ore holding 30% sulphur per year. The previous open pit reserve was calculated at 60 mill tonnes at 30% sulphur. Crew's resource verification drilling indicated that the resource may be considerably larger.

In addition to its stand alone potential for sulphur production, the Pamplona project remains an important strategic advantage for the Mindoro nickel project. It will secure the project with not only adequate sulphide for acid, but also allow for more than 60% of the energy needs for the plant through a steam-generated power facility attached to the sulphuric acid plant.

B.3.3   SEQI OLIVINE DEPOSIT, WEST GREENLAND (DEVELOPMENT PROGRAM)

LOCATION AND TITLE

The Seqi Olivine deposit in western Greenland is a significant resource of the industrial mineral olivine held under an exploration licence by Crew Gold Corporation ("Crew"). Under an agreement between Crew and Minelco AB, a LKAB subsidiary, ("Minelco"), in 2003, Crew undertook a study to address the feasibility and viability of developing a quarry on the deposit, crushing the olivine into specified products, and shipping the products to Minelco operations in Europe.

Seqi is situated on a remote site in artic terrain at position 64 DEG. 59'N -
51 DEG. 33'W a short distance from the Tasiussarssuaq Fjord, which is a branch of the Fiskefjord in West Greenland some 90 km North of Nuuk (Godthaab), the capital of Greenland. The nearest settlement is Atammik located some 24 nautical miles away, near the entry point of Fiskefjord.

The feasibility study addressed the technical aspects of developing the deposit as a large quarry with a crushing facility and ship loading capability, and has addressed, not exhaustively, the current economic context of commencing production as soon as practically possible.

In June 2004 the LKAB board authorised Minelco to proceed with the commercial arrangements with Crew and to place the olivine deposit into production. Following this decision, Seqi Olivine A/S has been formed as an operating company that will be jointly owned by Minelco and Crew and arrangements made to finance the company in accordance with the agreements between the companies.

BANKABLE FEASIBILITY STUDY

A feasibility study comprising a technical-economical evaluation of an operation at Seqi was conducted by Crew under its agreement with Minelco, and in parallel with ongoing discussions about specifics of the operation. The study was undertaken with respect to specific parameters as below:

     o    Resource evaluation and assessment of mining the deposit.


--------------------------------------------------------------------------------

     o Definition and specification of the facilities needed to produce an initial 1.1 million tonnes per year of the specified size fractions.

     o Definition and specification of the facilities needed to stockpile the products and load them efficiently on to large bulk carriers.

     o Assessment of shipping the products from site through the Fiskefjorde to Europe.

     o The definition and specification of the infrastructure facilities needed to sustain the operations at the site.

     o    Evaluation of the Environmental Impact of the project.

     o Estimate of the shortest time frame in which the project could achieve full production.

     o    An examination of the project for fatal flaws.

As a result of the investigations additional work was specified:

     o    An independent assessment of the olivine market

     o    Extraction of a 50t bulk sample for testing.

     o A full marine survey of the Fiskefjord and assessment of the navigation to and from the proposed ship loading facilities.

     o    Product quality assurance and impurity control

The data and findings of the study were considered by Minelco to meet the criteria agreed between the parties under the agreements, however several programs to further the project are ongoing until permitting of the permanent operation is complete:

     o    Environmental base line sampling and environmental impact assessment.

     o Specific engineering solutions and specifications for permitting and contractual purposes.

     o Contracts for procurement, contracting and shipping are being negotiated.

     o Establishment of weather stations to provide real time data and accurate future forecasts.

     o The completion of official maritime charts for the Fiskefjord by the Royal Danish Navy is expected later this year, early 2005.

     o    Additional diamond drilling to improve the resource categorisation.

     o Documentation for the Greenland authorities to effect the establishment of Seqi Olivine A/S and to obtain the necessary permits.

The west zone will be the first to be exploited. For this zone, the assay data derived during the study compile into the following global resource*

------------------------------------------------------------------------------------
             Homogenous Dunite 62 Mt                Layered Dunite 18 Mt
------------------------------------------------------------------------------------
             Mean (%)        Standard Deviation     Mean (%)      Standard Deviation
------------------------------------------------------------------------------------
MgO          48.91           1.06                   46.00         1.18
------------------------------------------------------------------------------------
SiO2         41.31           0.61                   41.20         0.50
------------------------------------------------------------------------------------
Fe2O3         7.87           0.25                    8.39         0.42
------------------------------------------------------------------------------------
Cr2O3         0.34           0.05                    1.27         0.20
------------------------------------------------------------------------------------
Alkali        0.11           0.08                    0.23         0.07
------------------------------------------------------------------------------------
NiO           0.30           0.01                    0.28         0.01
------------------------------------------------------------------------------------
LOI           0.60           0.24                    0.73         0.26
------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

The project execution has been based on three main principles to minimise site-operating costs:

     o    Minimising manpower and mechanising where possible.

     o Providing the key facilities new to ensure high availability of equipment.

     o    Maximising durability and longevity

The project has assumed the shipping season of April to November to produce the specified 1.1 million tonnes, with shipping year round if conditions permit. The quarrying and shipping operations are judged to be possible all year round on the basis of the 2003/4 winter conditions.

The extraction of the olivine in a large quarry with 5m benches using conventional but state of the art drilling, blasting, loading equipment is not problematic. The mine and crushing equipment is rated for continuous 500 tonne per hour operation.

The crushing equipment specified allows for the initial production of almost any size of olivine, in this context the material quality is usually the same but the size fraction differs. The main products being -70mm +10mm lump, 10mm crushed stone for high quality sand production, and -3 +0mm sand. These specifications can be modified for different size fractions.

The ship loading facility has been specified by the need to provide a safe port for large (+55 000 tonne) HandyMax bulk carriers to be used for shipping the olivine to Europe. The facility is specified as a concrete or brick capped rock quay faced with sheet piles, fitted with a traversing ship loader rated at a continuous 1500 tonnes per hour

The marketing report delivered by Roskill Consultants confirmed the current European market and indicated current and forecast pricing trends. Other marketing issues are dealt with in more detail below.

The marine survey has indicated that the bulk carriers can navigate into the Fiskefjord The analysis of the project feasibility has indicated that the only area that the project may have a technical restriction is the navigation of Fiskefjord. A final survey of the tidal streams has been undertaken to determine the optimum time to negotiate the fjord during high tide and has indicated that there is adequate time.

The project is considered feasible with little technical risk. The olivine quality is suitable for the purpose it is intended for.

The market for olivine is facing new challenges and some opportunities following the consolidation of the Norwegian operations into a near monopoly last year. Olivine has three main uses slag conditioner, foundry sand and sand blasting sand.

The slag conditioning market is the predominant market either for making iron ore pellets or adding to furnace feedstock. This high tonnage low value market is not expected to change much, but with olivine's environmental, cost and energy advantages there is some hope that iron ore markets outside of Europe will gradually increase usage.

The sand blasting sand is high value but low volume product and the current high price of alternative non-silica products makes growth of the olivine market in this area a high probability.

The greatest area of growth that Crew has determined is that of foundry sand. This is currently a high value but low volume product but there are signs that a change in volumes due to environmental pressures to close silica sand quarrying operations in sensitive beach and river domains and silica usage in foundries. The potential of replacing silica with olivine is very high and the potential volumes are very high due to the large inventories held by the foundries.

B.3.4   RINGVASS0Y GOLD PROJECT, NORWAY (DORMANT ASSET)

PROPERTY DESCRIPTION AND LOCATION

The Ringvassoy gold project (the "Ringvassoy Gold Project") is located in an Archean Greenstone belt, covering 250 km2 in northern Norway. Access to Ringvassoy Gold Project is by public paved roads from Troms0, a regional city in northern Norway. The gold mineralization is associated with quartz veining and previous exploration by several groups, including the Corporation, has revealed widespread occurrence of anomalous gold in stream sediments.

OWNERSHIP

The property, consisting of 53 claims (about 14 km2), was acquired by the Corporation in 1999 and maintained with changing claim holding since then Annual claim adjustments reflect the results of the exploration program.


--------------------------------------------------------------------------------

MINERAL RESOURCE AND RESERVE ESTIMATES

The Ringvassoy Gold Project is an early-stage exploration project and has currently no defined resources.

WORK COMPLETED

The work in the summer of 2002 included a detailed helicopter-borne multidisciplinary geophysical survey and geological mapping and sampling, which were funded by the Corporations Canadian partner on an earn-in basis. The results of the geophysical survey were encouraging as the data revealed a number of large contrasting anomalies attributable to electrical and electromagnetic conductors, which may reflect potential mineralization. The Canadian partner, however, withdrew from the Joint venture in late 2003 because of lack of funds to cover work commitment in 2003 and the property was returned to the Corporation.


--------------------------------------------------------------------------------

C.      REGULATORY FRAMEWORK

C 1.    Mineral Exploration in Greenland

Exploration and mining in Greenland are subject to the Danish Act on Mineral Resources in Greenland (act no. 335 of 6 June 1991) as amended (the "Danish Mineral Act").

According to the Danish Mineral Act all exploration in Greenland requires a prior exploration license from BMP. In order to be granted an exploration license, an application must be sent to BMP and the application needs to be approved by both the Joint Committee for Greenland and the Danish Minister for Environment and Energy.

An exploration license may only be granted to entities domiciled in Greenland and comprised by Greenland taxation that are exclusively carrying out activities under the exploration license and are not subject to joint taxation. Further, it is a requirement that the applicant has the necessary expert knowledge and financial background with respect to the exploitation activities.

Before an exploration license is granted, BMP shall approve certain plans for the exploration (e.g. exploration plans, environmental plans and safety plans).

An exploration license is granted for a specified area and, generally, an exploration license is granted for a period of up to 10 years, but it may be extended up to a total period not exceeding 50 years. An exploration license expires, if no exploration work is carried out.

Generally, (i) an exploration license covers all mineral resources except hydrocarbons and radioactive elements and (ii) the license holder has the exclusive rights to minerals identified in the exploration area.

The license holder may be obliged to spend certain amounts on exploration in the exploration area per year and the exploration license may be subject to certain further conditions. There are no production royalties in Greenland but a yearly license fee may payable to BMP.

The license holder is entitled to a subsequent mining license, if (i) the license holder identifies minerals, which the license holder intends to exploit commercially, (ii) the license holder provides duly documentation for viable commercial exploitation to BMP and (iii) BMP approves certain further required plans (e.g. safety plans, mining plans, environmental plans and plans for mine closure). BMP may require security for closure of the mine and clean up. A mining license is generally granted for a period of 30 years.

The Corporation currently, directly or indirectly, holds the following licenses in respect of Greenland:

NALUNAQ LICENSE

On 7 April 2003, BMP granted a 30-year license to Nalunaq Gold Mine A/S for exploration of minerals. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act.

It is an exclusive license for exploration of mineral resources (excl. hydrocarbons) for the area within longitudes and latitudes:

1: 60*21'N 44*48'W, 2: 60*21'N 44*49'W, 3: 60*20'N 44*49'W, 4: 60*20'N 44*53'W,
5: 60*23'N 44*53'W, 6: 60*23'N 44*49'W, 7: 60*22'N 44*49'W and
8: 60*22'N 44*48'W.

It is a condition under the Nalunaq License that the ultimate shareholder of Nalunaq Gold Mine A/S guarantees Nalunaq Gold Mine A/S' obligations under the Nanulaq License. Further, Nalunaq Gold Mine A/S has provided a security deposit of DKK 4.2 million to the Government of Greenland to cover future estimated mine closure costs and a three-year monitoring program. The amount of the security deposit is based on an estimate of closure costs set out in a detailed closure plan prepared by BMP. The terms set out in the closure plan are not exhaustive and BMP has the right to set out additional terms in the event of future exploration activities within the area of the Nalunaq License.


--------------------------------------------------------------------------------

NANORTALIK LICENSE

On 12 July 2002 BMP granted an exploration license to Nalunaq I/S for exploration of mineral resources. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act.

The license is an exclusive license for exploration of mineral resources (excl. hydrocarbons) for an onshore area at Nanortalik in Southwest Greenland. The license is effective until 31 December 2003.

Nalunaq I/S is obliged to spend certain exploration expenses in the exploration area. If this requirement is not meet, BMP may request to be paid 50% of the remaining amount in cash upon expiration of the license.

THE OLIVINE LICENSE

In March 2003 BMP granted Crew an exclusive license for exploration of mineral resources. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act.

The license is an exclusive license for exploration of mineral resources (excl. hydrocarbons) for an area at Seqinnersuusaaq in West Greenland. The license is effective until 31 December 2007.


--------------------------------------------------------------------------------

MINERAL EXPLORATION IN THE PHILIPPINES

A new mining law Republic Act 7942 "PHILIPPINE MINING ACT OF 1995" was introduced in March 1995 and the revised implementing rules and regulations DAO 96-40 were issued in 1996. According to the new mining law, an Exploration Permit (EP) can be applied for by domestic or foreign owned companies. Maximum area for an EP is 162,000,000 m2.

An EP is issued for 2 years after fulfilment of all relevant requirements. The permit can be renewed for two additional years twice, upon the approval of the Secretary of the DENR. The EP gives the right to prospect, survey, and carry out drilling and limited test operations in accordance with submitted work-programs. The EP secures the mineral right over the claimed area and it can be converted into a Mineral Production Sharing Agreement (MPSA) or a Financial and Technical Assistance Agreement (FTAA) after completed feasibility. An MPSA or FTAA is valid for 25 years renewable for an additional 25 years.

The Philippine Government renewed the EP for the Mindoro Nickel Concession in February 1999 for a period of two years. In early 2001, the key section of the concession was granted a Mineral Production Agreement (MPSA), which secures the company exclusive rights to develop the property into a mine for a period of 25 years. The MPSA covers the area where Crew previously defined a measured and indicated resource of 72 million dry metric tonnes (DMT). The authorities are currently processing applications for the remaining areas. The Company has signed a Memorandum of Agreement (MOA) with 25 Mangyan leaders of the Alangan tribe in Oriental Mindoro, and the National Commission on Indigenous Peoples
(NCIP).

MINERAL EXPLORATION IN NORWAY

The 1972 Norwegian Mining Act divides minerals into two groups: claimable and non-claimable. In general, the claimable minerals are metal-bearing, and they belong to the state. In general, non-claimable minerals are classified as industrial minerals, and they belong to the landowner.

Any person or company that belongs to the European Economic Area (EEA) is allowed to claim the mineral rights to an area. A single claim area is limited to 300,000 m2, and its longest side cannot exceed 1,200 meters. There is no limit as to the number of claims allowed. The claiming procedure is as follows:
A pre-claim (muting) is registered first. It may be held for 7 years, with a possible 3-year extension (total 10 years). A pre-claim is succeeded by a claim. A claim may be held for 10 years, with a possible 10-year extension (total 20 years).

Pre-claim holders have the right to prospect, survey, and carry out drilling and limited test operations. Claim holders can carry out development including test mining of up to 10,000 tonnes of crude ore annually. If a claim holder believes that the claim area holds a feasible mineral deposit, a mining operation may be started after a number of conditions are fulfilled. Among these, a new mining operation requires permission from the agriculture and forest authorities in relation to the Planning and Building Act concerning pollution of the environment.

Today Crew holds pre-claims covering large areas of R0ros and Meraker, which are included in the R0ros Project. These concessions are valid until 2005-2006. There are no production royalties for mining licences in Norway.


--------------------------------------------------------------------------------

MINERAL EXPLORATION IN GHANA

The legislative framework for mining in Ghana is laid down in the Minerals and Mining Law, 1986, PNDCL 153 (Law 153) as amended by the Minerals and Mining Amendment Act 1993, Act 475 (Act 475) and modified by the provisions of the Constitution of 1993 (the Constitution). Within this legal framework, the State is the owner of all minerals occurring in their natural state within Ghana's land and sea territory, including its exclusive economic zone. Regardless of who owns the land upon or under which minerals are situated, the exercise of any mineral right requires, by law, a licence to be granted by the Minister for Mines (the sector Minister) who acts as an agent of the State for the exercise of powers relating to minerals. Mineral rights are legally defined to include the rights to reconnoitre, prospect for, and mine minerals. The sector Minister is also authorised to exercise, within defined limits, powers relating to the transfer, amendment, renewal, cancellation and surrender of mineral rights. The powers conferred upon the Minister must be exercised contingent upon the advice of the Minerals Commission (MINCOM), which has the authority under the Constitution to regulate and manage the utilisation of mineral resources and co-ordinate policies in relation to minerals. Law 153 specifies the forms of mineral rights that the sector Minister is empowered to grant, the duration of the grant, the size of the concessions, and eligibility criteria for the grantee, as well as the procedure for application for mineral rights. The Law also spells out in broad terms the rights and obligations of a holder of a mineral right and the terms and conditions upon which each mineral right grant should be made. A mineral right granted is not transferable or tradable in any form except with the prior written consent of the sector Minister.

D.    BREAKDOWN OF TOTAL REVENUES BY CATEGORY OF ACTIVITY AND
      GEOGRAPHIC MARKET

As at June 30, 2004 the Company had not yet achieved commercial production nor recorded revenues from its mining operation, Nalunaq Gold Mine. Revenues from this operation have been subsequently recorded in the financial statements for the three months ended September 30, 2005.

All revenues recorded prior to the Quarter ended September 30, 2005 arise from the Corporation's interest in the consolidated revenues of Metorex. Revenues segmented by activity and geographic market are given in note 18 to the financial statements.

E.    ORGANIZATIONAL STRUCTURE

The following diagram details the group structure as at June 30, 2004:


                                   [GRAPHIC]


--------------------------------------------------------------------------------

F.    PROPERTY, PLANT AND EQUIPMENT

The Corporation's principal executive offices are located in Weybridge, Surrey, UK. Other offices are leased in Manila in the Philippines, Oslo in Norway, Nanortalik in Greenland and Vancouver in Canada. All offices are held under renewable leases with terms averaging one year.

The Company's principal operating asset is Nalunaq Gold Mine which is based in Greenland. At June 30, 2004 the carrying value of the Mineral Property, Plant and Equipment relating to Nalunaq was CAD$72 million. Of this total $18 million related to buildings and plant and equipment held at Nalunaq, $0.3 million of which are held under leases which expire within three years, and $54 million in relation to the Mining Property and Development Costs thereon.
For further information regarding the material tangible fixed assets of the Corporation, including leased properties, please see Notes 3, 8, and 18 of the Consolidated Financial Statements, and Item 4.B "Information of the Corporation
- Business Overview". For a discussion of any environmental issues that may affect the Corporation's utilization of the aforementioned assets, please see
Item 3.D "Key Information--Risk Factors--Mineral Exploration and Development".


--------------------------------------------------------------------------------

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

OVERVIEW

Crew seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. There are distinct risk profiles the Company applies to different projects. The Company would normally seek to develop small and medium sized gold projects itself. With larger gold projects the Company would, from a risk and reward perspective, evaluate its human and financial resources before making a decision on the involvement of a potential partner.

All non-gold projects are placed in Crew Minerals AS, a wholly owned subsidiary. With all non-gold projects the Company's strategy is, unlike gold projects, to take little, or no, financial and operational risk. We believe the above strategy is fully feasible and at the same time creates substantial value for the Company. For further information regarding the operating and financial prospects of the Corporation, please see Item 4.A "Information of the Corporation--History and Development of the Corporation".

RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements. The consolidated Financial Statements include the accounts of the Corporation and all of its subsidiaries, as referred to in Note 2(a) of the Consolidated Financial Statements. The Consolidated Financial Statements are denominated in Canadian Dollars and have been prepared in accordance with Canadian GAAP, and which conforms to U.S. GAAP in all material respects, except as described in Note 22 to the Consolidated Financial Statements.

2004 FISCAL YEAR COMPARED TO 2003 FISCAL YEAR

For the year ended June 30, 2004 the Company recorded a net loss of $3.8 million ($0.03 per share) compared with a loss of $18.9 million ($0.14 per share) for the year ended June 30, 2003. During the year ended June 30, 2004 the Company continued its strategy of divesting non-core investments and focusing on the development of its development projects, principally the Nalunaq Gold Deposit.

Administrative expenses are $6.6 million for the year compared to $5.3 million for the year ended June 30, 2003. This increase is almost entirely attributable to the commencement of production at Nalunaq and arises in the last quarter of Financial Year 2004. By June 30, 2004 the Company had substantially completed the development of its principle asset as an operational gold mine in addition to continuing the development of other projects in its portfolio.

Legal and professional fees for the year are $0.9 million compared to $1.72 million for the year ended June 30, 2003. Legal and professional costs exclude legal, professional costs of $0.3 million incurred by the Company following the issue of convertible bonds in September 2003. These costs have been capitalised and carried in the balance sheet as part of deferred financing costs. Included in professional fees for the year ended June 30, 2003 are non-recurring legal costs amounting to $0.6 million. These relate to corporate reorganization, bank financing for the Nalunaq Project (which was not concluded) and the formation of the new company for the Nalunaq Project.


--------------------------------------------------------------------------------

Interest and finance charges for the year are $2.4 million compared to $267,000 for the year ended June 30, 2004. These charges for 2004 derive almost entirely from interest, amortization of financing costs and accretion charges arising from convertible bonds issued by the Company in the year. On September 8, 2003, the Company issued through a private placement, Norwegian Kroner (NOK) 120 million (CAD $22.1 million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10, 000 and rank pari passu among themselves. After deducting finance costs of NOK8.5million (CAD $1.5 million) net proceeds were NOK111.5 million (CAD $20.6 million). These bonds bear interest at 9% payable semi-annually in arrears.

The equity earnings from the Company's investment in Barberton Mines Limited ("Barberton") are $2.94 million compared with $91,000 for the year ended June 30, 2003. The Company acquired its 20% interest in Barberton on June 15, 2003 for a total cash injection of $5.1 million. The Company's equity interest in the results of Barberton for the year ended June 30, 2004 reflects a full year of ownership compared to a fifteen-day period for the year ended June 30, 2003. Included in the results for Barberton for the year are non-recurring profits of approximately $1.6 million arising from hedging profits. Commencing in the year ended June 30, 2004, the Company adjusts its equity share of earnings from Barberton to record the change in market value of Barberton's outstanding derivative gold forward contracts as a result of the application of Accounting Guideline 13 "Hedging Transactions" as prescribed by Canadian generally accepted accounting principles.

The Company recorded earnings on its investment in Metorex for the year of $249,000 compared to a loss of $5.4 million for the year ended June 30, 2003. At July 1, 2003 the Company held 5.35% of the share capital of Metorex. This had reduced from 21% following the disposal of Metorex shares on June 15, 2003. Accordingly, the Company did not account for the Metorex investment under the equity method during 2004 and the income from this investment represents dividends received and gains on sale on the disposal of further shares. By the end of the financial year the holding in Metorex had dropped to 3.1%.

The equity earnings from Metorex for the year ended June 30, 2003, represent the Company's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41%, and from October 22, 2002 to June 15, 2003 at 21%. Also included are provisions to reduce the carrying value of the investment to market value at June 30, 2004 of $1.1 million.

At June 30, 2004, the Company held approximately 0.2% (2003- 6.22%) of Asia Pacific Resources Ltd. ("Asia Pacific") with a carrying value of $56,000 (2003 - $1.73 million). At June 30, 2003, the market value of the investment in Asia Pacific was $2.9 million less than its carrying value and accordingly, the Company recorded a provision for this decline in value.

During the year ended June 30, 2004, the Company continued its strategy of a managed exit from its investment in Asia Pacific and sold 27,918,000 shares for total proceeds of $2.5 million. This resulted in gains on disposal of $808,000 (2003 - 4,154,000 shares for total proceeds of $304,000, resulting in a loss on disposal of $28,000). Subsequent to year end the Company completed its exit from the investment in Asia Pacific and recorded a profit on disposal on approximately $20,000 on the residual balance of shares held.

On September 26, 2003, pursuant to an agreement dated September 3, 2003 the Company sold its 86.1% shareholding in NPGP. In consideration for the sale of this subsidiary, the Company received cash consideration of $233,000 and forgave an inter-company debt of $560,000, which was repayable by NPGP to the Company.

At the time of closing, NPGP had external liabilities of $569,000 all of which were assumed by the purchaser of NPGP. The Company also agreed to defer the repayment of an additional loan from NPGP of $833,000 which will now be payable to the Company on December 31, 2011. The Company has made full provision for this amount and the gain on the sale of the shares has been reduced accordingly. The transaction resulted in a gain for the Company of $1.3 million.


--------------------------------------------------------------------------------

The Corporation prepared the Consolidated Financial Statements in accordance with Canadian GAAP which differs in certain respects from those principles which the Corporation would have followed had the Consolidated Financial Statements been prepared in accordance with U.S. GAAP. The major differences between Canadian and U.S. GAAP which affect the Corporation's consolidated net income for the year-ended June 30, 2004 are as follows:

     o a $1 million increase in net loss due to the capitalization of exploration expenditure. These expenditures were capitalized under Canadian GAAP but must be expensed under US GAAP.

     o a reduction in the loss for the year from unrealized gains on derivatives as a result of the determination that the Company's share of equity earnings from Barberton must be adjusted to reflect the requirements of US GAAP on Barberton's gold forward derivative contracts.

     o a $4.0 million increase in net loss due to the treatment of the investments in Metorex and Asia Pacific as available for sale investments under US GAAP.

     o Please see Note 22 of the Consolidated Financial Statements for full details of the reconciliation to U.S. GAAP.


--------------------------------------------------------------------------------

2003 FISCAL YEAR COMPARED TO 2002 FISCAL YEAR

For the year ended June 30, 2003, the Corporation incurred a net loss of $18.9 million ($0.14 per share), compared with a net loss of $40.7 million ($0.31 per share) for the year ended June 30, 2002. During the year ended June 30, 2003, the Corporation held an equity interest in its investment in Metorex and therefore no longer consolidates the results of operations in Metorex, as compared with June 30, 2002, where mineral sales, cost of sales and amortization arise from the consolidation of the results of operations of Metorex for the 10 months ended April 30, 2002.

Administrative, office and general expenses for the year ended June 30, 2003, amounted to $5.3 million compared with $ 7.8 million (excluding Metorex) for the year ended June 30, 2002. During the year ended June 30, 2002, the corporation incurred substantial non-recurring expenses related to changes to the board of directors and senior management. Administrative, office and general expenses for 2002 included $1.6 million of non-recurring contract termination payment to former officers and directors of the Corporation, and non-recurring engagement fees payable to the Corporation's new management.

Professional fees for the year ended June 30, 2003 amounted to $1.7 million compared to $1,8 million for the year ended June 30, 2002. Included in the professional fees are costs of $0.6 million for the year ended June 30, 2003, relating to corporate reorganization, bank financing for the Nalunaq Gold project in Greenland and formation of the new company for the Gold project. Included in the professional fees are costs of $0.8 million for the year ended June 30, 2002, related to the proxy consent and related litigation for control of the board of directors.

Interest expense for the year ended June 30, 2003 amounted to $0.3 million compared to $ 1.5 million for the year ended June 30, 2002 (of which $1.5 million arises on consolidation of Metorex). The increase in interest expense during current fiscal year arises on interest due to the minority shareholders of the gold project, Nalunaq Gold Mine AS and interest due on the promissory notes to related parties.

Effective June 15, 2003, the Corporation acquired a 20% interest in the ETC Division of Avgold Limited (now renamed "Barberton Mines Limited") for a total cash injection of $5.1 million. The Corporation's 20% equity earnings for the 15 days from acquisition amounted to $91,046 (2002 - Nil).

LOSS ON INVESTMENT IN METOREX:

                                                      Year ended      Year ended
   (ALL FIGURES EXPRESSED IN CANADIAN DOLLARS)        June 30, 2003   June 30, 2002
                                                      -------------------------------
      Equity earnings from investment                 $ 1,051,967      $ 1,549,819
      Dilution loss                                            --       (1,133,928)
      Losses on disposals of interest                  (4,140,463)      (1,071,479)
      Provision for impairment of investment           (1,143,555)      (7,381,185)
      -------------------------------------------------------------------------------
      Loss on investment in Metorex before
         exchange loss
         Realized on disposals                         (4,232,051)      (8,036,773)
      Foreign exchange loss realized on disposals      (1,216,709)        (774,725)
                                                      -------------------------------
   LOSS ON INVESTMENT IN METOREX LIMITED              $(5,448,760)     $(8,811,498)
                                                      -------------------------------

The equity earnings for the year ended June 30, 2003, represent the Corporation's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41%, and from October 22, 2002 to June 15, 2003 at 21%. The equity earnings for the year ended June 30, 2002, represent the Corporation's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002 at 41%.

In a private placement completed April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $ 8.5 million. This transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Corporation incurring a loss on dilution of its investment of $1.1 million.

In three separate transactions during the year ended June 30, 2003, the Corporation sold a total of 48,208,412 shares of Metorex for cash proceeds of $21.3 million, resulting in total losses on disposal of $4.1 million and a reduction in the Corporation's interest in Metorex from 21% to 5.34%. During the year ended June 30, 2002, the Corporation disposed of 6,500,000 shares of Metorex for cash proceeds of $2.9 million, resulting in a loss on disposal of $1.0 million. At June 30, 2003, the investment in Metorex was held as short-term investment. At June 30, 2003, the Corporation recorded a provision for the decline in the value of its investment of $1.1 million. At June 30, 2002, the Corporation recorded a provision for impairment of $7.4 million related to the permanent decline in value of its investment in Metorex.


--------------------------------------------------------------------------------

Included in the loss of investment in Metorex are foreign exchange losses of $1.2 million for the year ended June 30, 2003 and $0.8 million for the year ended June 30, 2002, which arises on the reduction for the portion of the translation adjustment realized related to the disposals and dilution of interest in Metorex.

During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Corporation recorded a provision for impairment of Metorex's Chibuluma South Mine of $8.5 million.

EXPLORATION AND DEVELOPMENT ACTIVITIES

During the year ended June 30, 2003, due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Corporation wrote down its investment in the geothermal project to $1, resulting in a provision for impairment of $2.9 million. During the year ended June 30, 2002, the Corporation recorded a loss on dilution of geothermal asset of $1.5 million.

On September 30, 2003, pursuant to an agreement dated, September 3, 2003, the Corporation sold all of its shares in NPGP to an officer, and former director, of NPGP.

During the year ended June 30, 2003, management determined that the investment in Asia Pacific Resources Ltd ("Asia Pacific") would not be held as a long-term investment and accordingly the investment has been reclassified as a short-term investment. At June 30, 2003, the market value of the investment was $2.9 million less than its carrying value and accordingly, the Corporation recorded a provision for decline in value. During the year the Corporation disposed of 4,154,000 shares for cash proceeds of $0.3 million, resulting in a loss on disposal of $28,133. During the year ended June 30, 2002, due to the continued weakness in Asia Pacific's stock price the Corporation determined that this impairment was other than temporary and as a result recognized a provision for loss on this investment in the amount of $19.5 million.

Included in the loss for the year ended June 30, 2002 is a provision for impairment of other mineral property interest relating to the Roros project of $5 million. Due to current depressed zinc and copper prices the Corporation decided to suspend further exploration activities and therefore has written down the value of this project. Also included in the loss for the year ended June 30, 2002, are costs related to Mindoro nickel project. The majority of the costs, relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities related to the project, following the cancellation of the Corporation's licence to develop a significant portion of this project in July 2001. Effective April 2002, the corporation has withdrawn all activities and temporarily placed the Mindoro Nickel project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Corporation's appeal to reinstate the MPSA. The Corporation has since received information that the MPSA has been re-instated.

During the year ended June 30, 2003, in order to centralize the Corporation's executive management, key operational and administrative functions in one location, the Corporation incurred restructuring costs in the amount of $0.6 million (2002 - Nil). Included in the restructuring costs are $0.1 million relating to severance costs in connection with the closure of the Vancouver offices and $0.3 million in lease exit costs relating to remaining committed lease payments net of expected sub-lease revenue.

Included in the loss for the year ended June 30, 2003 is foreign exchange loss of $0.1 million compared with a foreign exchange gain of $1.5 million for the year ended June 30, 2002. The foreign exchange gain in fiscal 2002 is a result of a realized foreign exchange gain on Norwegian Kroners held at the beginning of fiscal 2002. Most of the Corporation's funds at the end of fiscal 2002 and 2003 were held in Canadian Dollars, thereby reducing the foreign exchange exposure.


--------------------------------------------------------------------------------

CHANGES IN ACCOUNTING POLICIES

STOCK BASED COMPENSATION

Effective July 1, 2003 the Company adopted the new recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted after July 1, 2003 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after July 1, 2003. The amended recommendations have been applied prospectively from July 1, 2003 without restatement of prior periods.

The total compensation expense recognised in the statement of operations for share purchase options granted in the year ended June 30, 2004 totalled $414,000. Had the same basis been applied to share purchase options granted during the year ended June 30, 2003, net earnings would have been as follows:

                                                       June 30, 2003
                                                       -------------
Net loss for the year                                   $   (18,861)
Fair value of share compensation to employees                  (474)
--------------------------------------------------------------------
Pro forma net loss for the year                         $   (19,335)
====================================================================
Net loss for the year                                   $     (0.14)
====================================================================

PROVISION FOR RECLAMATION AND CLOSURE

Effective July 1, 2003 the Company adopted the standard of the CICA Handbook
Section 3110, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognised in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine. The effect of this charge was to record a reclamation liability and related asset in the amount of $485,000 at July 1, 2003. There was no material impact on the Company's consolidated net loss or opening deficit.


--------------------------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company's significant accounting policies and the estimates derived there-from is included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2004. While all of the significant accounting policies are important to the Company's consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

     o Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

     o    Depletion and Depreciation of Property, Plant and Equipment;

     o    Reclamation and Remediation Obligations;

     o    Income Taxes

CARRYING VALUES OF MINING PROPERTY, PLANT AND EQUIPMENT AND OTHER MINERAL PROPERTY INTERESTS

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine cash flow for each remaining year is prepared based on management's estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations. The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mining projects and other mineral property interests.

DEPLETION AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Mining property, plant and equipment comprise the largest component of the Company's assets and, as such, the amortization of these assets has a significant effect on the Company's financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.


--------------------------------------------------------------------------------

RECLAMATION AND REMEDIATION OBLIGATIONS

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $760,000 discounted future value estimated by the Company at June 30, 2004.

INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is "more likely than not" to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.


--------------------------------------------------------------------------------

B.    LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Company's main source of liquidity was cash of $2.7 million (2003 - $6.6 million). At June 30, 2004, the Company's consolidated working capital comprising, debtors, stocks, marketable securities and accounts payable was $1.2 million (2003 - $10.3 million).

During the year the Company used $9.1 million in cash from operating activities (2003 - $6.6 million). The loss of $6.1 million for the year includes non-cash equity earnings from the investment in Barberton of $2.9 million and unrealized foreign exchange gains of $421,000. The net loss of $18.9 million for the year ended June 30, 2003 included a non-cash provision for impairment of investment in Asia Pacific Resources of $2.9 million; a provision for impairment of the geothermal asset of $2.9 million; a loss on investment in Metorex of $4.2 million; an unrealized foreign exchange loss of $1.3 million and a loss on sale of assets of $190,000.

With respect to changes in working capital, the primary source of cash was due to an increase in accounts payable by $7.7 million, offset by an increase in inventories of $4.9 million. The increase in inventories represents ore mined at Nalunaq together with other materials and consumables held at site.

During the year, in addition to the convertible bonds, the Company issued 6,983,000 shares for cash totalling $2.83 million, arising on the exercise of share options and warrants (2003 - $ nil). Additionally the Company issued 1,500,000 warrants to purchase 1,500,000 common shares for cash consideration of $105,000. The Company received $102,000 from Metorex Limited for repayment of loans advanced to Chibuluma in fiscal year 2002. The Company also received dividend income from Metorex of $54,000.

During fiscal year 2004 a total of $26.9 million (2003 - $9.2 million) was spent on advancing the Company's exploration and development properties. Of this total, $25.3 million was incurred in the capital and development projects for the finalisation of the Nalunaq property and transforming this to an operational mine by the end of the year. The Company, recognising the importance of a strong treasury position announced after the year-end that it had decided to draw down a senior unsecured bond loan of NOK 100-150 million with a fixed interest of 9.5 %. The loan will be drawn down on 27 October 2004 and repaid on 27 October 2009. Crew may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

The proceeds of the bond will enable Crew to pursue its growth strategies on both organic and non-organic projects. The Company had total assets of $97.9 million at June 30, 2004 (2003 - $68.4 million) and shareholders' equity of $60.7 million (2003 - $57.5 million)

CONTRACTUAL OBLIGATIONS

Contractual obligations for capital expenditure and other liabilities at June 30, 2004 are CAD$ Nil (2003 - CAD$7.7 million). The commitments at June 30, 2003 related to capital expenditure incurred on Nalunaq Gold Mine in relation to the creation of an infrastructure appropriate mine and ship gold ore.

The Corporation is committed to non-cancellable future operating lease payments as follows:

-------------------------------------------------------------------------
ALL FIGURES IN THOUSANDS OF CANADIAN DOLLARS           2004        2003
-------------------------------------------------------------------------
Within one year                                        285         543
-------------------------------------------------------------------------
Between two and five years                             112         278
-------------------------------------------------------------------------
TOTAL                                                  397         821
=========================================================================

The Company has exercised an option agreement with Altai Philippines Mining Corporation ("APMC") in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions. If the Company wishes to retain these rights, it must pay to APMC an amount of US$50,000 per year for each of the next


--------------------------------------------------------------------------------
three years, and then $125,000 per year for each year thereafter until the project produces a minimum of 50,000 tons of ore mineral per month. If and when this production milestone is reached, the Company will then be obligated to pay a 25% royalty on net profits from the mining operations. The Company has the option, at any time, of purchasing this royalty interest from APMC for US$750,000, prior to February 4, 2007, or for US$1,000,000 if exercised after February 4, 2007. The Company is able to terminate this agreement at any time, in which case the exploration rights would be forfeited and any unpaid amounts would not be payable.

CONTINGENCIES

(i) As a condition for obtaining the exploitation license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003. The guarantee covers all present and future liabilities, such as environmental liabilities, which may be imposed on Nalunaq Gold Mine A/S under both present and future laws of Greenland, including future amendments, which may be made to the exploitation license. The Company has unlimited liability under the terms of this guarantee.

(ii) The Hwini-Butre gold concession (the "HB Gold Concession") is a gold exploration project in south-western Ghana. Hwini-Butre Minerals Ltd. ("HBM"), a 100%-owned Ghanaian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd ("St Jude") (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession.

During the year ended June 30, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal.

Management believes the judgement to be in error and will pursue vigourously an appeal. Management believes an appeal will be successful and consequently no impairment provision has been made against the carrying value of the Hwini-Butre gold concession. At June 30, 2004 the carrying value of this investment was $3,213,000.

LIQUIDITY RISK

Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and therefore, continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future. At the year end the Group had no committed facilities in place.

Since the year-end, the Group has secured sufficient funding to enable the continuance of normal trading and support its existing mining projects until these become cash positive and to further expand its development projects.


--------------------------------------------------------------------------------

OUTLOOK

Crew seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. There are distinct risk profiles the Company applies to different projects. The Company would normally seek to develop small and medium sized gold projects itself. With larger gold projects the Company would, from a risk and reward perspective, evaluate its human and financial resources before making a decision on the involvement of a potential partner.

All non-gold projects are placed in Crew Minerals AS, a wholly owned subsidiary. With all non-gold projects the Company's strategy is, unlike gold projects, to take little, or no, financial and operational risk. We believe the above strategy is fully feasible and at the same time creates substantial value for the Company.

The Company has now transformed Nalunaq into a fully operational producer of gold. The benefits of this will be seen during the course of Fiscal-Year 2005 as the revenue, profit and cash stream from the operation is firmly established. An ambitious exploration program has been planned for Nalunaq to increase the resource base to warrant an on-site processing plant and or increased production. After conscientious work to improve and challenge the mine plan, the earlier perceived average maximum daily production of 450-500 tonnes is no longer seen as a limitation.

In forthcoming months, efforts will be focused on advancing other projects in the Company's portfolio.

An important contributor will be Seqi Olivine Project where, based on the preliminary evaluation of the feasibility study, we have been requested to further advance the project. We continue to believe the project could provide significant benefits to the Company, its partner and the local community in a very short time.

The reinstatement of the Mineral Production-Sharing agreement for the Mindoro Nickel Project also represents a significant area of growth. Building on research and exploration undertaken to date and working closely with the relevant government agencies we will seek to advance the project and conclude equity participation discussions with both government institutions/companies and potential industrial partners during the course of 2004. Based on present commodity prices the fundamentals for the project are viable, and support the prospects for the project being brought forward and put into production.

Successful testing of the bulk sample to be extracted from Negros Sulfur Project should result in the commencement of mine planning there and will also provide the nickel project with a fixed low cost of sulfuric acid, the largest costs component in processing nickel laterite. Based on present sulfur prices the indicative project economics, as a stand alone, are attractive.

It continues to be management's view that the Greenlandic concessions held by the Company independently and with its partner, Nunaminerals, could be a new gold region. The company will aggressively seek to establish the potential on the concessions.

The Company has a quality portfolio of projects that from management's view represent considerable potential for growth in the years to come. The financial position is sound, and the Company has adequate liquid resources to fund the immediate development of its mining and exploration properties. On an ongoing basis the Company will consider other business opportunities that would suit its corporate strategies and profile.

Subsequent to June 30, 2004, the Company arranged a senior unsecured bond loan of NOK 100-150 million ($19.1-28.7 million) with a fixed interest rate of 9.5%. Management anticipates that the loan will be drawn down on October 27, 2004 and repaid on October 27, 2009. The Company may redeem the loan in October 2007 at a price of 103.0% of the face value and in October 2008 at 101.5% of the face value.


--------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS

Certain information and statements in this discussion contain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The Company assumes no obligation to update or review them to reflect new events or circumstances.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

As the Corporation is a resource exploration company the information required by this section is not applicable.

D.    TREND INFORMATION

For the Corporation's most significant trends in production and sales please see
Item 4.A "Information of the Corporation - History and Development of the Corporation".


--------------------------------------------------------------------------------

ITEM 6.  DIRECTORS AND SENIOR MANAGEMENT

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, municipality of residence, position with the Corporation and principal occupation during the five preceding years for each of the directors and executive officers of the Corporation.

The current Board of Directors presented below consists of six members:

                                   PRINCIPAL OCCUPATION, BUSINESS OR
                               EMPLOYMENT AND, IF NOT PREVIOUSLY ELECTED
   NAME, POSITION AND            AS A DIRECTOR, OCCUPATION DURING THE        PREVIOUS SERVICE      NUMBER OF
      RESIDENCE(1)                          PAST 5 YEARS(1)                    AS A DIRECTOR       SHARES(2)
-------------------------     -------------------------------------------    -----------------     ---------
HANS CHRISTIAN QVIST(3)       Management consultant with Converto AS         January 21, 2002      3,600,000
Executive Chairman            (a management consulting company)
Norway

CAMERON G. BELSHER(4)         Partner, Farris, Vaughan, Wills & Murphy,      January 21, 2002        615,000
Director                      Barristers & Solicitors (a law firm)
British Columbia, Canada

BRIAN C. HOSKING(3)(4)        Chief Executive Officer of Thomas Cole         February 12, 2004       280,000
Director, United Kingdom      Kinder since 2001 (an executive search
                              consultancy company); Managing Director of
                              Transearch Africa.

A. SIMON MALONE(3)            Executive Chairman of Metorex Limited          December 15, 2003       250,000
Director,  South Africa       (a mining company)

MICHAEL A. PRICE(4)           Managing Director of Barclays Capital          October 26, 2004            nil
Director                      (an investment bank) since September 2003;
Yorkshire, United Kingdom     Managing Director of Societe Generale
                              (an investment bank) from September 2001 to
                              September 2003; Director of NM Rothschilds
                              & Sons (an investment bank) prior thereto

JAN A. VESTRUM                President and Chief Executive Officer of       January 21, 2002      8,625,000
President, Chief              the Corporation
Executive Officer
and Director
London, United Kingdom

-------------------------

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) The information as to Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)  Member of the Compensation Committee.

(4)  Member of the Audit Committee.


--------------------------------------------------------------------------------

The Senior Management is as follows:

      NAME,
 MUNICIPALITY OF      POSITION WITH       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING      SERVED AS
  RESIDENCE(1)       THE CORPORATION                  THE PAST 5 YEARS (1)               AN OFFICER
------------------- ------------------ ------------------------------------------------ ------------
JAMES COLE          Chief Financial    1996-2000; Group Financial Controller and            2004
LONDON, UK          Officer            Company Secretary of The African Lakes
                                       Corporation plc where he was also Company
                                       Secretary. Prior to his appointment with
                                       the Group he was International Financial
                                       Controller for Ellesse International
                                       Limited (200-2003).

BRIAN SPRATLEY      Vice President,    Vice President, Project Development of the           2003
Hythe, UK           Project            Corporation; Consultant to Lundin Group,
                    Development        Storliden Mine, Sweden, Tenke Fungurume
                                       Project, Congo, Manager Mining at Techpro
                                       Mining & Metallurgy a ZCCM subsidiary,
                                       Konkola Deep Project Zambia, Sar Cheshmeh
                                       Iran, Andina Division Codelco Chile.

ANDREW STOCKS       Vice President,    Vice President, Operations of the Corporation;       2003
Weybridge, UK       Operations         Resident Mine Manager and Mine Superintendent
                                       to Barrick Gold Corporation & Homestake Mining
                                       Company 1994 - 2003, various positions to
                                       Aztec Mining Co and Normandy Mining 1988 - 1994.


JON PETERSEN        Vice President,    Vice President, Exploration of the                   2000
Weybridge, UK       Exploration        Corporation; prior thereto, Vice President
                                       of Exploration, Mindex ASA since 1998.
                                       Assoc Professor in Economic Geology &
                                       Gerochemistry from 1987 to 1998 and a
                                       consultant to the mining industry for
                                       over 25 years.


--------------------------------------------------------------------------------

B.    COMPENSATION

The following table sets forth the compensation paid during the periods indicated to the individuals who served as Chief Executive Officer and Chief Financial Officer of the Corporation during the financial year ended June 30, 2004 and the other three most highly compensated executive officers of the Corporation who were serving as executive officers at the end of the financial year ended June 30, 2004 whose total salary and bonus exceeds $150,000 and any individual who would have satisfied this criteria except that the individual was not serving as such an officer at June 30, 2004 (collectively, the "Named Executive Officers"):


EXECUTIVE COMPENSATION

                                         ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                               --------------------------------------   ---------------------------------------
                                                                                   AWARDS               PAYOUTS
                                                                        -----------------------------   -------
                                                                         SECURITIES      SHARES OR
                                                                        UNDER OPTIONS/  UNITS SUBJECT              ALL OTHER
                                                        OTHER ANNUAL        SARS          TO RESALE      LTIP     COMPENSATION
      NAME AND                  SALARY       BONUS      COMPENSATION       GRANTED       RESTRICTIONS   PAYOUTS       ($)
 PRINCIPAL POSITION      YEAR     ($)         ($)            ($)           (#)(1)            ($)          ($)
-----------------------  ----  ----------  -----------   -----------    --------------  -------------   -------   ------------
JAN A. VESTRUM(2)        2004  $485,114    Nil           $Nil              975,000(7)         Nil          N/A         Nil
Chief Executive Officer  2003  501,900(6)  Nil           29,232                Nil(8)         Nil          N/A         Nil
and President            2002  153,141(6)  $280,513(6)   111,846(6)      1,750,000(9)         Nil          N/A         Nil

JON S. PETERSEN          2004  $184,537    Nil           Nil                      Nil         Nil          N/A         Nil
Senior Vice President    2003  234,776     Nil           13,774               500,000         Nil          N/A         Nil
and Chief Geologist      2002  186,040     Nil           13,326                   Nil         Nil          N/A         Nil

FREDERIC  PUISTIENNE(3)  2004  $206,396    Nil           Nil                  500,000         Nil          N/A         Nil
Former Chief Financial   2003  Nil         Nil           Nil                      Nil         Nil          N/A         Nil
Officer                  2002  Nil         Nil           Nil                      Nil         Nil          N/A         Nil

HANS CHRISTIAN QVIST(4)  2004  $361,886    Nil           Nil             850,000 (10)         Nil          N/A         Nil
Executive Chairman       2003  312,746     Nil           31,516               Nil(11)         Nil          N/A         Nil
                         2002  91,262      $287,793      116,746        1,000,000(12)         Nil          N/A         Nil

BRIAN C. SPRATLEY(5)     2004  $161,850    Nil           Nil                  500,000         Nil          N/A         Nil
Vice President, Project  2003  Nil         Nil           Nil                      Nil         Nil          N/A         Nil
Development              2002  Nil         Nil           Nil                      Nil         Nil          N/A         Nil

ANDREW J STOCKS (6)      2004  $131,119    Nil           Nil                  500,000         Nil          N/A         Nil
Vice President, Mining   2003  Nil         Nil           Nil                      Nil         Nil          N/A         Nil
                         2002  Nil         Nil           Nil                      Nil         Nil          N/A         Nil

(1) All securities under options are for Shares. No stock appreciation rights ("SARs") are outstanding.

(2)  Mr. Vestrum became Chief Executive Officer and President on March 3, 2002.

(3) Mr. Puistienne became Chief Financial Officer on March 13, 2003 and ceased being Chief Financial Officer on August 26, 2004.

(4)  Mr. Qvist became Chairman on January 21, 2002.

(5)  Mr. Spratley became Vice President, Project Development on July 22, 2004.

(6)  Mr. Stocks was became Vice President of Mining on September 2, 2004.

(7) Certain of these amounts were paid to a company 50% beneficially owned by Mr. Vestrum.

(8) In addition, Mr. Vestrum purchased 800,000 call options from the Corporation for an aggregate consideration of $56,000 during this period.

(9) In addition, Mr. Vestrum purchased 2,000,000 call options from the Corporation for an aggregate consideration of $11,400 during this period.

(10) In addition, Mr. Vestrum purchased 2,000,000 call options from the Corporation for an aggregate consideration of $146,800 during this period. These call options expired without being exercised.

(11) In addition, Mr. Qvist purchased 700,000 call options from the Corporation for an aggregate consideration of $49,000 during this period.

(12) In addition, Mr. Qvist purchased 1,750,000 call options from the Corporation during this period for an aggregate consideration of $10,000.

(13) In addition, Mr. Qvist purchased 1,750,000 call options from the Corporation during this period for an aggregate consideration of $128,450. These call options expired without being exercised.

(14) In addition to the Named Executive Officers, the following persons who were officers of the Corporation as at June 30, 2004 received an aggregate remuneration in excess of $40,000 for the financial year ended June 30, 2004: James Cole, Corporate Controller (joined August 12, 2004) received aggregate salary and bonuses of $131,200 in addition to 200,000 share options granted


--------------------------------------------------------------------------------

   LONG-TERM INCENTIVE PLAN - AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Corporation does not have a long-term incentive plan pursuant to which compensation was paid or distributed to the Named Executive Officers during the financial year ended June 30, 2004. A "long-term incentive plan" means a plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

A summary of stock options granted to the Executive Officers during the financial year ended June 30, 2004 is set out in the table below. All stock options are for Shares and were granted in accordance with the Corporation's 1995 Stock Incentive Plan, as amended. No SARs are outstanding and it is currently intended that none be issued.


                                      % OF TOTAL                       MARKET VALUE
                       SECURITIES    OPTIONS/SARS                     OF SECURITIES
                          UNDER       GRANTED TO                        UNDERLYING
                      OPTIONS/SARS   EMPLOYEES IN    EXERCISE OR      OPTIONS/SARS ON
                         GRANTED    FINANCIAL YEAR    BASE PRICE     THE DATE OF GRANT      EXPIRATION
         NAME            (#)(1)         (%)         ($/SECURITY)(2)    $/SECURITY)(2)           DATE
--------------------  -----------   --------------  ---------------  -----------------  ------------------
JAN A. VESTRUM        175,000(4)         4.6%             $0.84            $0.85          October 23, 2008

CAMERON  BELSHER      100,000(6)         2.7%             $0.84            $0.85          October 23, 2008

SIMON  MALONE         250,000(7)         6.7%             $1.20            $1.09            March 10, 2009

BRIAN HOSKINGS        250,000(8)         6.7%             $1.20            $1.09            March 10, 2009

HANS CHRISTIAN QVIST  150,000(5)         4.1%             $0.84            $0.85          October 23, 2008

BRIAN C. SPRATLEY     500,000(9)        13.4%             $0.42            $0.37             July 22, 2008

JAMES COLE            200,000(10)        5.4%             $0.55            $0.50           August 12, 2008

ANDREW J STOCKS       500,000(11)       13.4%             $0.84            $0.72         September 2, 2008

-----------------------

(1)  All securities under option are Shares.

(2) The Corporation's 1995 Stock Incentive Plan provides that the exercise price of any options granted is to be greater than or equal to the fair market value of the Shares on the date the option is granted.

(3) The market value of securities underlying options on the date of grant is the closing price of the Shares on The Toronto Stock Exchange on the trading day preceding the grant.

(4) These options were granted on October 23, 2004 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.66 to $0.85.

(5) These options were granted on October 23, 2004 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.66 to $0.85.

(6) These options were granted on October 23, 2004 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.66 to $0.85.

(7) These options were granted on October 23, 2004 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.66 to $0.85.

(8) These options were granted on October 23, 2004 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.66 to $0.85.

(9) On October 23, 2003, Jan A. Vestrum purchased from the Corporation, for aggregate consideration of $56,000, 800,000 call options with an exercise price of $0.90 per Share and expiring October 23, 2004. The price range of the Shares for the 30 days preceding the issuance of these call options was $0.66 to $0.85, the market value of the Shares on the date of issuance of these call options was $680,000, and these call options represent 21.5% of the total options issued to employees in the financial year

(10) On October 23, 2003, Hans Christian Qvist purchased from the Corporation, for aggregate consideration of $49,000, 700,000 call options with an exercise price of $0.90 per Share and expiring October 23, 2004. The price range of the Shares for the 30 days preceding the issuance of these call options was $0.66 to $0.85, the market value of the Shares on the date of issuance of these call options was $595,000, and these call options represent 18.8 % of the total options issued to employees in the financial year. [NTD: Trevor to complete]

(11) On July 22, 2003, Brian Spratley was granted, for no consideration, 500,000 options with an exercise price of $0.42 per Share and expiring July 22, 2008. The price range of the Shares for the 30 days preceding the grant was $0.34 to $0.38.

(12) On August 12, 2003, James Cole was granted, for no consideration, 200,000 options with an exercise price of $0.55 per Share and expiring August 12, 2008. The price range of the shares for the 30 days preceding the grant was $0.36 to $0.50.

(13) On September 2, 2003, Andrew J Stocks was granted, for no consideration, 500,000 options with an exercise price of $0.84 per Share and expiring August 12, 2008. The price range of the shares for the 30 days preceding the grant was $0.41 to $0.58.


--------------------------------------------------------------------------------

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth information concerning the exercise of options during the financial year ended June 30, 2004 and the value at June 30, 2004 of unexercised in the money options held by the Named Executive Officers:

                                                                                             VALUE OF UNEXERCISED
                            SECURITIES     AGGREGATE       UNEXERCISED OPTIONS/SARS        IN THE MONEY OPTIONS/SARS
                           ACQUIRED ON       VALUE          AT FINANCIAL YEAR-END            AT FINANCIAL YEAR-END
                             EXERCISE      REALIZED      EXERCISABLE / UNEXERCISABLE      EXERCISABLE / UNEXERCISABLE
         NAME                 (#)(1)        ($)(2)                  (#)                            ($)(3)
-----------------------    -----------    ----------     ---------------------------      ---------------------------
JAN A. VESTRUM(4)            3,750,000    $3,632,500            916,667/58,333                 $1,054,167/$67,083

CAMERON BELSHER                 Nil           Nil               566,667/33,333                   $651,667/$38,333

SIMON MALONE                    Nil           Nil                 NIL/250,000                       NIL/$287,500

BRIAN HOSKINGS                  Nil           Nil                 NIL.250,000                       NIL/$287,500

JON S. PETERSEN                 Nil           N/A               783,333/166,667                 $900,833/$191,667

FREDERIC PUISTIENNE            500,000     535,000                 NIL/NIL                            NIL/NIL

HANS CHRISTIAN QVIST(5)      1,750,000   1,837,500              900,000/50,000                  $1,035,000/$57,500

BRIAN C. SPRATLEY               Nil         N/A                 500,000/500,000                     NIL/$575,000

JAMES COLE                      Nil         N/A                   NIL/200,000                       NIL/$230,000

ANDREW J STOCKS                 Nil         N/A                   NIL/500,000                       NIL/$575,000

----------------------

(1)  All securities acquired on exercise of options are Shares.

(2) Based on the closing trading price of the Shares on The Toronto Stock Exchange on the date of exercise.

(3) Based on the closing trading price of the Shares on The Toronto Stock Exchange on June 30, 2004, being $1.15.

(4) In addition, Mr. Vestrum has 800,000 unexercised call options as at the financial year end of June 30, 2003 (i) which are fully exerciseable, and
     (ii) which have an in the money value at such financial year end of 4. [NTD: TREVOR TO DESCRIBE CALL OPTIONS EXERCISED]

(5) In addition, Mr. Qvist has 700,000 unexercised call options as at the financial year end of June 30, 2003 (i) which are fully exerciseable, and
     (ii) which have an in the money value at such financial year end of 4. [NTD: TREVOR TO DESCRIBE CALL OPTIONS EXERCISED]

OPTION/SAR REPRICINGS DURING THE MOST RECENTLY COMPLETED YEAR

During the financial year ended June 30, 2004, the Corporation did not reprice downward any options or freestanding SARs held by the Named Executive Officers.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Corporation does not have a defined benefit or actuarial plan for the Named Executive Officers under which benefits are determined primarily by final compensation (or average final compensation) and years of service.


--------------------------------------------------------------------------------

TERMINATION OF EMPLOYMENT, CHANGE OF RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

On June 1, 2003, the Corporation entered into an agreement with a company 50% beneficially owned by Jan A. Vestrum, whereby Mr. Vestrum is to provide his services as President and Chief Executive Officer. The term of the agreement is for twelve months and thereafter for repeating six month periods. Pursuant to the agreement, the Corporation pays monthly compensation for Mr. Vestrum's services of NOK 210,000 (approximately CDN $38,910) per month and an annual bonus based upon the results and achievements of the Corporation. Mr. Vestrum is also entitled, subject to the termination of the agreement, to a housing allowance of GBP 2,000 (approximately CDN $4,470) per month from June 1, 2003 to June 1, 2005 and a housing allowance of GBP 1,200 (approximately CDN $2,680) per month from June 1, 2005 to June 1, 2006. The Corporation or Mr. Vestrum may, after June 1, 2004, terminate the agreement without cause on six months' notice. No severance payments are due to Mr. Vestrum pursuant to the agreement, except where Mr. Vestrum is no longer offered the position of Chief Executive Officer following a change of control (one shareholder controls more than 50%), in which circumstances Mr. Vestrum is entitled to 24 months severance pay.

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

During the year ended June 30, 2004, law firms of which directors of the Company were partners received total legal fees of $255,000 from the Company (2003 - $470,000). During the year ended June 30, 2004, recruitment firms controlled by a Director of the Company received total fees of $110,000 from the Company
(2003 - $nil). During the financial year ended June 30, 2004, Jan A. Vestrum and Hans Christian Qvist received compensation from the Corporation as described in "Statement of Executive Compensation - Annual Compensation".

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Under an existing policy of insurance, the Corporation is entitled to be reimbursed for indemnity payments which it is required or permitted to make to the Corporation's directors and officers. Directors and officers of the Corporation, as individuals, are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides maximum coverage in any one policy year of CAD $15,000,000 in annual claims (subject to a deductible of CAD $25,000 to CAD $100,000 per claim, payable by the Corporation). The annual premium in the current financial year is CAD $266,000, which is paid by the Corporation. The premiums for the policy are not allocated between directors and officers as separate groups.


--------------------------------------------------------------------------------

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

D.    EMPLOYEES

Crew has 9 employees in Weybridge, United Kingdom who provide technical, financial and administrative expertise. In addition, the company has a full complement of management and support staff: 1 in Norway and 3 in The Philippines.


--------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

To the best of the knowledge of the Corporation, as of March 15, 2005, the table below shows the 20 largest shareholders in Crew at that date:

----------------------------------------------------------------------------------------
SHAREHOLDER                                          SHARES HELD          PER CENT
----------------------------------------------------------------------------------------
DEUTSCHE BANK AG LON                                 21,995,300            13.60
BANK OF NEW YORK, BR BNY GCM CLIENT ACCOU             7,660,000             4.73
AS TOLUMA                                             5,000,000             3.09
DnB NOR Bank ASA EGENHANDELSKONTO                     4,550,000             2.81
SKAGEN VEKST                                          4,250,000             2.63
HARD WORK INVEST AS                                   4,075,000             2.52
GREENWICH LAND SECUR V/ PAAL HVEEM                    3,540,000             2.19
DELPHI NORGE C/O STOREBRAND KAPIT                     3,206,000             1.98
ODIN NORGE                                            2,475,187             1.53
GOLDMAN SACHS INTERN EQUITY NONTREATY CUS             1,905,000             1.18
BJAMER DITLEF                                         1,781,000             1.10
QVIST HANS KR.                                        1,750,000             1.08
GAMBAK C/O GAMBAK FONDSFORV                           1,700,000             1.05
JATTEN STEIN MAGNOR                                   1,600,000             0.99
SKAGEN KON-TIKI                                       1,500,000             0.93
ABG SUNDAL COLLIER N EGENHANDELSKONTO                 1,471,000             0.91
DELPHI VEKST C/O STOREBRAND KAPIT                     1,385,000             0.86
PETERSEN JON STEEN C/O CREW GOLD CORP                 1,338,072             0.83
SIS SEGAINTERSETTLE                                   1,321,513             0.82
MUSLIK AS                                             1,215,700             0.75
TOTAL 20 LARGEST                                     73,718,722            45.58
Other                                               101,667,793            54.42
TOTAL                                               175,386,515           100.00%
----------------------------------------------------------------------------------------

Crew has approximately 8,000 registered shareholders including 1,100 Canadian, 2,800 US and 3,800 Norwegians end of June 2004. In North America, it is not common for shareholders to register their holdings directly in their own name. Rather, their shares will commonly be held via a nominee, and neither the company nor others will have access to information about who is behind the nominee account. However, a single shareholder, person or company ("legal entity"), is obligated to issue a news release and to file a report with British Columbia and Ontario Securities Commissions when they are the beneficial holder of more than ten percent of a company. The company is not aware of any shareholders that have beneficial holdings of ten per cent or more of the company's outstanding shares.

Under the Securities laws of United States a shareholder is required to file a report if they are the beneficial holder of more than five percent of a company and to provide a copy of the report to the company.


--------------------------------------------------------------------------------

B.    RELATED PARTY TRANSACTIONS

In addition to the related party transactions entered into by the Corporation as described elsewhere in this Annual Report, during the preceding three financial years, the Corporation entered into the following related party transactions:

     - Promissory notes due to related parties of $379,152 include amounts payable to two former directors of North Pacific GeoPower, a subsidiary of the Company. The notes bear interest at a rate of 8% per annum and are due on demand.

     - The Corporation paid management fees during the years ended June 30, 2003, 2002 and 2001 of Nil, ; $215,433 (along with termination fees of $632,000), and $443,805 respectively, to a company controller by the former CEO and Chairman of the Corporation :;

     - The Corporation made payments to a public company having certain directors in common with those of the Corporation. The payments, which represent reimbursements of amounts paid on behalf of the Corporation, were as follows:

                                    YEAR ENDED JUNE 30
                         -----------------------------------------------
                             2003           2002             2001
                         -------------  --------------  ----------------
     SALARIES                 Nil            Nil            $440,155

     RENT                     Nil            Nil              77,742

     OTHER
     ADMINISTRATIVE           Nil          $3,432             96,735
     COSTS
                         -------------  --------------  ----------------
                              Nil          $3,432           $614,632
                         =============  ==============  ================

     - the Corporation paid management fees during the year ended June 30, 2003 of $501,900; June 30, 2002 of $253,591 and a bonus of $280,513 to a company controlled by a new director and President & CEO of the Corporation;

     during the year ended June 30, 2003, law firms of which directors of the Corporation were partners received total legal fees of $469,942 (2002 - $465,024) from the Corporation.

C.   INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.


--------------------------------------------------------------------------------

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 19 "Exhibits - Consolidated Financial Statements" contains the Auditor's Report and Consolidated Financial Statements for the Corporation for the fiscal years ended June 30, 2004 and 2003 which contain an Auditor's Report dated October 15, 2004, Balance Sheets as of June 30, 2004 and 2003, Statements of Loss and Deficit for the Fiscal Years Ended June 30, 2004, 2003 and 2002, Statements of Cash flows for the Fiscal Years Ended June 30, 2004, 2003 and 2002 and Notes to the Consolidated Financial Statements.

B.    SIGNIFICANT CHANGES

The only significant change to have occurred since the date of the Consolidated Financial Statements, being June 30, 2004, is as follows:

The Company arranged a senior unsecured bond loan of NOK 100-150 million ($19.1-28.7 million) with a fixed interest rate of 9.5%. Management anticipates that the loan will be drawn down on October 27, 2004 and repaid on October 27, 2009. The Company may redeem the loan in October 2007 at a price of 103.0% of the face value and in October 2008 at 101.5% of the face value.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

The high and low sale prices for the Corporation Common Shares on the Toronto Stock Exchange for each month since the end of the fiscal year 2004, each fiscal quarter in each of the last four full financial years and each of the last five full financial years are as follows:

                                                 HIGH                      LOW
     TIME PERIOD                                $/SHARE                  $/SHARE
     -----------                                -------                  -------
     8 MONTHS ENDED OCTOBER 31, 2004
     February                                     1.44                     1.26
     January                                      1.40                     1.16
     December                                     1.22                     1.10
     November                                     1.27                     1.10
     October                                      1.30                     1.13
     September                                    1.25                     1.05
     August                                       1.20                     1.05
     July                                         1.22                     1.00

     YEAR ENDED JUNE 30, 2004                     1.75                     0.32
     Second Quarter, 2004                         1.75                     1.03
     First Quarter, 2004                          1.68                     1.00
     Fourth Quarter, 2003                         0.90                     0.56
     Third Quarter, 2003                          0.85                     0.41

     YEAR ENDED JUNE 30, 2003                     0.50                     0.25
     Second Quarter, 2003                         0.41                     0.29
     First Quarter, 2003                          0.50                     0.28
     Fourth Quarter, 2002                         0.36                     0.25
     Third Quarter, 2002                          0.42                     0.27


--------------------------------------------------------------------------------

                                                 HIGH                      LOW
     TIME PERIOD                                $/SHARE                  $/SHARE
     -----------                                -------                  -------
     YEAR ENDED JUNE 30, 2002                     1.00                     0.34
     Second Quarter, 2002                         0.64                     0.34
     First Quarter, 2002                          0.59                     0.35
     Fourth Quarter, 2001                         0.70                     0.46
     Third Quarter, 2001                          1.00                     0.49

     YEAR ENDED JUNE 30, 2001                     1.35                     0.81
     Second Quarter, 2001                         1.29                     0.95
     First Quarter, 2001                          1.20                     0.81
     Fourth Quarter, 2000                         1.30                     0.82
     Third Quarter 2000                           1.35                     1.00

     YEAR ENDED JUNE 30, 2000                     1.80                     0.75

The closing price of the Corporation Common Shares on the Toronto Stock Exchange on March 15, 2005 was $1.41.

The high and low sale prices for the Corporation Common Shares on the Oslo Stock Exchange for each month since the end of the last fiscal year 2004, , each fiscal quarter in each of the last four full financial years and each of the last five full financial years are as follows:


                                                  HIGH                      LOW
     TIME PERIOD                                NOK/SHARE                NOK/SHARE
     -----------                                ---------                ---------
     8 MONTHS ENDED FEBRUARY 2005
     February                                     7.75                     6.45
     January                                      7.38                     6.00
     December                                     6.51                     5.88
     November                                     6.48                     5.67
     October                                      6.91                     6.06
     September                                    6.63                     5.95
     August                                       6.38                     5.84
     July                                         6.36                     5.65

     YEAR ENDED JUNE 30, 2004                     8.81                     1.98
     Second Quarter, 2004                         8.14                     5.56
     First Quarter, 2004                          8.81                     5.31
     Fourth Quarter, 2003                         5.55                     3.70
     Third Quarter, 2003                          4.60                     1.98

     YEAR ENDED JUNE 30, 2003                     2.60                     1.25
     Second Quarter, 2003                         2.60                     1.33
     First Quarter, 2003                          1.60                     1.25
     Fourth Quarter, 2002                         2.10                     1.34
     Third Quarter, 2002                          2.23                     1.57

--------------------------------------------------------------------------------

                                                  HIGH                      LOW
     TIME PERIOD                                NOK/SHARE                NOK/SHARE
     -----------                                ---------                ---------
     YEAR ENDED JUNE 30, 2002                     5.84                     1.95
     Second Quarter, 2002                         3.23                     1.95
     First Quarter, 2002                          3.86                     2.72
     Fourth Quarter, 2001                         5.84                     2.60
     Third Quarter, 2001                          2.86                     2.04

     YEAR ENDED JUNE 30, 2001                     7.50                     4.79
     Third Quarter, 2001                          6.82                     4.90
     Second Quarter, 2001                         7.19                     4.79
     First Quarter, 2001                          7.50                     6.40
     Fourth Quarter, 2000                         6.98                     5.70

     6 MONTHS ENDED JUNE 30, 2000                 7.60                     5.70

The closing price of the Corporation Common Shares on the Oslo Stock Exchange on March 15, 2005 was NOK 7.39.

B.    PLAN OF DISTRIBUTION

Not Applicable

C.    MARKETS

The Corporation Common Shares trade on the Toronto Stock Exchange and the Oslo Stock Exchange under the trading symbol "CRU", the OTC Bulletin Board in the United States under the trading symbol "CRWVF" and on the Frankfurt Stock Exchange under the symbol "KNC".

D.    SELLING SHAREHOLDERS

Not Applicable

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

DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED

A director or officer who is a party to, or who is a director or officer of or has a material interest in any entity which is a party to, a material contract or proposed material contract with the Corporation must disclose to the board of directors of the Corporation the nature and extent of his interest in accordance with the Yukon Act. A director who holds such material interest may not vote on resolutions authorizing the Corporation to enter into such material contract but will be


--------------------------------------------------------------------------------
counted in the quorum present at the meeting at which such vote is taken. A director that is party to a material contract or proposed material contract cannot vote on any resolution to approve the contract unless the contract is:

o an arrangement by way of security for money lent to or obligations undertaken by a director, or by a body corporate in which a director has an interest, for the benefit of the corporation or an affiliate;

     1. a contract relating primarily to a director's remuneration as a director, officer, employee or agent of the corporation or an affiliate;

     2. a contract for purchasing and maintaining insurance to cover directors against liability incurred by them as directors as specified under the Yukon Act;

     3. a contract for the indemnification of a director by the corporation as specified under the Yukon Act; or

     4.   a contract with an affiliate.

If a director fails to disclose their interest either at the meeting where the proposed transaction is first considered or at the first directors' meeting after the relevant facts become known to the director, the director may be held to account to the Corporation for any profit made as a consequence of the Corporation entering into or performing the proposed contract or transaction, unless:

o    the director discloses their interest as required; and

     5. after such disclosure the proposed contract or transaction is approved by the directors, and the interested director abstains from voting on the approval of the proposed contract or transaction, unless the contract or transaction was fair and reasonable to the Corporation at the time it was entered into, and, after full disclosure, the director's interest is approved by a special resolution of the shareholders.

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

BORROWING POWERS EXERCISABLE BY THE DIRECTORS

Without limiting the borrowing powers of the Corporation as set forth in the Yukon Act, the board of directors is authorized from time to time:

o to borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

     6. to issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantees of the Corporation, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

     7. subject to the Yukon Act, to issue guarantees on behalf of the Corporation to secure the performance of the obligations of any person; and

     8. to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property and undertaking of the Corporation, including book debts, rights, powers and franchises for the purpose of securing any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the Corporation.

Nothing above limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT

There are no such provisions applicable to the Corporation under its Articles, Bylaws or the Yukon Act.


--------------------------------------------------------------------------------

NUMBER OF SHARES REQUIRED TO BE OWNED BY A DIRECTOR

A director of the Corporation is not required to hold a share in the capital stock of the Corporation as qualification of his office.

DESCRIPTION OF CORPORATION COMMON SHARES

The authorized capital of the Corporation consists of 250,000,000 Corporation Common Shares without par value. A complete description of the rights and restrictions of Corporation Common Shares is contained in the Articles.

Of the Corporation's authorized share capital, a total of 173,786,515 Corporation Common Shares were issued and outstanding as of March 15, 2005. All Corporation Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation upon a liquidation, dissolution or winding-up of the Corporation and the entitlement of dividends. The holders of Corporation Common Shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each Common Share carries with it the right to one vote. Corporation Common Shares do not have pre-emptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to Corporation Common Shares.

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

On a show of hands, every person who is present at a meeting of shareholders and entitled to vote thereat shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive


--------------------------------------------------------------------------------
evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.


--------------------------------------------------------------------------------

C.    MATERIAL CONTRACTS

During the two years ended March 15, 2005, the Corporation entered into the following material contracts:

1. Vestrum Engagement Agreement. On June 1, 2003, the Corporation entered into an agreement (the "Vestrum Engagement Agreement") with a company 50% beneficially owned by Jan A. Vestrum, through which Mr. Vestrum is to provide his services as President and Chief Executive Officer of the Corporation. The term of the agreement is for twelve months and thereafter for repeating six month periods. Pursuant to the agreement, the Corporation pays monthly compensation for Mr. Vestrum's services of NOK 210,000 (approximately CDN 38,910) per month and an annual bonus based upon the results and achievements of the Corporation. Mr. Vestrum is also entitled, subject to the termination of the agreement, to a housing allowance of GBP 2,000 (approximately CDN 4,470) per month from June 1, 2003 to June 1, 2005 and a housing allowance of GBP 1,200 (approximately CDN 2,680) per month from June 1, 2005 to June 1, 2006. The Corporation or Mr. Vestrum may, after June 1, 2004, terminate the agreement without cause on six months' notice. No severance payments are due to Mr. Vestrum pursuant to the agreement; provided that, where Mr. Vestrum is no longer offered the position of Chief Executive Officer following a change of control, he is entitled to 24 months severance pay.

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


--------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of Corporation Common Shares who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or an estate whose income is taxable in the United States irrespective of source, or a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions or a trust when such a trust has elected to be treated as a U.S. person for federal income tax purposes. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. Dollar, shareholders who hold Corporation Common Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their Corporation Common Shares through the exercise of employee stock options or otherwise as compensation for services.

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

Dividends paid on Corporation Common Shares will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain United States companies. A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Corporation. The availability of this deduction is subject to


--------------------------------------------------------------------------------
several complex limitations which are beyond the scope of this discussion. Qualified dividends received by certain U.S. shareholders from a qualified foreign (non-U.S.) corporation are subject to a reduced rate of tax. Dividends received from a foreign corporation that was a foreign personal holding company, foreign investment company, or passive foreign investment company in either the taxable year of the corporation in which the dividend was paid, or the preceding taxable year are not qualified dividends. (See discussion under Passive Foreign Investment Company).

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

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or


--------------------------------------------------------------------------------
estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Corporation Common Shares to be treated as ordinary income rather than capital gain.

PASSIVE FOREIGN INVESTMENT COMPANY

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign company or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Corporation believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Corporation's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund ("QEF"). Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder's pro rata share of the Corporation's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Corporation's first tax year in which the Corporation qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the Corporation Common Shares includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor


--------------------------------------------------------------------------------
regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the Corporation Common Shares as of the close of such tax year over such U.S. Holder's adjusted basis in such Corporation Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the Corporation Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Corporation Common Shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax


--------------------------------------------------------------------------------
deferral rules discussed below with respect to Non-Electing U.S. Holders, over
(B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder's adjusted tax basis in the Corporation Common Shares will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. Once made, the mark-to-market election continues unless revoked by the Internal Revenue Service or such stock ceases to be marketable stock. U.S. Holders should consult their tax advisors regarding the manner of making such an election.

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


--------------------------------------------------------------------------------

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

I.    SUBSIDIARY INFORMATION

There is no information relating to the Corporation's subsidiaries which must be provided in Canada and which is not otherwise called for under Canadian GAAP.


--------------------------------------------------------------------------------

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

For the year under review the Group's functional currency was the Canadian dollar. Following the inception of the Nalunaq mining operation and the commencement of commercial revenues denominated in US dollars from Q1 2005, the Board believes a change in the functional currency of the Group is appropriate. Accordingly from July 1, 2004 the results of the Group will be prepared in US dollars.

The Group does not, at present, undertake any trading activity in financial instruments. Crew's development projects are based in Canada, Greenland, Norway, Ghana and the Philippines. Management of the Group is based in the UK.
Foreign exchange risk is also managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency. The Group funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

At the end of the year the only monetary assets held by the Group were cash balances of $2.7million. $1.2 million of these total cash holdings was held in Norwegian Kroner against NOK denominated borrowings, $0.2 million held in Canadian dollars, $0.7 million in British Pounds and the balance of $0.6 million in Danish krone.

INTEREST RATE RISK

Monetary assets and liabilities are subject to the risk of movements in interest rates. At June 30, 2004 the Group had monetary liabilities of $18.9 million denominated in Norwegian Kroner. This liability is held at fixed interest terms. At 30 June 2004, the Group held $2.7million of cash on deposit. $1.2 million of this balance was held in Norway, $0.2 million held in Canada, $0.7 million in UK and the balance of $0.6 million in Greenland. These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR for Canadian and sterling dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

COMMODITY RISK

Nalunaq commenced its mining operations on May 1, 2004 and made its first commercial sale of gold ore in August 2004. Since then the group will receive a revenue stream based on worldwide commodity prices. The Company is currently investigating various options to mitigate the risk of fluctuations in commodity prices on its future trading results. No forward selling of anticipated production took place during the year.

ENVIRONMENTAL RISK

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

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


--------------------------------------------------------------------------------

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Corporation has a limited management infrastructure, which is based, at its Head Office in Weybridge, Surrey, UK. The Corporation had identified, and its auditors reported a material weakness in internal controls, specifically relating to in-house knowledge required to apply to certain aspects of US and Canadian GAAP. Consequently the Corporation has increased its finance team to include individuals with appropriate experience in applying Canadian and US GAAP related issues.

With the exception of the above, under the supervision and with the participation of management of the Corporation, including the Chief Executive Officer and Chief Financial Officer, the Corporation has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no significant changes in the internal controls of the Corporation or in other factors that could significantly affect such internal controls subsequent to the date of their evaluation.

ITEM 16. (RESERVED)

ITEM 17. FINANCIAL STATEMENTS

See the Consolidated Financial Statements listed in Item 19 "Exhibits - Consolidated Financial Statements" filed as part of this Annual Report. The Consolidated Financial Statements were prepared in accordance with Canadian GAAP and are expressed in Canadian Dollars. The Consolidated Financial Statements have been reconciled to U.S. GAAP (see Note 22 therein). For a history of exchange rates in effect for Canadian Dollars as against U.S. Dollars, see Item 3.A "Key Information - Selected Financial Data".

ITEM 18. EXHIBITS

E.    CONSOLIDATED FINANCIAL STATEMENTS

      DESCRIPTION OF DOCUMENT

      Cover Sheet

      Auditors' Report dated October 15, 2004

      Consolidated Balance Sheets as at June 30, 2004 and 2003

      Consolidated Statements of Loss and Deficit for the Fiscal Years Ended June 30, 2004, 2003 and 2002

      Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2004, 2003 and 2002 Notes to the Consolidated Financial Statements


--------------------------------------------------------------------------------

                                   SIGNATURES

The Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated March 15, 2005



By:   /s/ Jan Vestrum
      ------------------------------
      Jan Vestrum
      Chief Executive Officer
      Crew Development Corporation


--------------------------------------------------------------------------------

                                 CERTIFICATIONS


I, Jan Vestrum, certify that:

1. I have reviewed this annual report on Form 20-F of Crew Gold Corporation (the "Corporation");

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

Dated March 15, 2005

By:   /s/ Jan Vestrum
      ------------------------------
      Jan Vestrum
      Chief Executive Officer
      Crew Gold Corporation


--------------------------------------------------------------------------------

I, James Cole, certify that:

1. I have reviewed this annual report on Form 20-F of Crew Gold Corporation (the "Corporation");

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

Dated March 15, 2005

By:   /s/ James Cole
      ------------------------------
      James Cole
      Chief Financial Officer
      Crew Gold Corporation


--------------------------------------------------------------------------------

AUDITORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS OF


CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)


JUNE 30, 2004 AND 2003













--------------------------------------------------------------------------------
                                                                              80

                                                     Deloitte & Touche LLP
                                                     2800 - 1055 Dunsmuir Street
                                                     4 Bentall Centre
                                                     P.O. Box 49279
                                                     Vancouver BC V7X 1P4
                                                     Canada

AUDITORS' REPORT                                     Tel: (604) 669-4466
                                                     Fax: (604) 685-0395
To the Shareholders of                               www.deloitte.ca
Crew Gold Corporation

We have audited the consolidated balance sheets of Crew Gold Corporation as at June 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

(SIGNED) DELOITTE & TOUCHE LLP

Chartered Accountants
Vancouver, British Columbia
October 15, 2004

COMMENTS BY AUDITOR ON CANADA - UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated October 15, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting policies that have a material effect on the comparability of the Company's consolidated financial statements, such as the changes described in Notes 2 (j) and 2 (m) to the consolidated financial statements. Our report to the shareholders, dated October 15, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting policies in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

(SIGNED) DELOITTE & TOUCHE LLP

Chartered Accountants
Vancouver, British Columbia
October 15, 2004

--------------------------------------------------------------------------------
                                                                              81

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                                        2004         2003
                                                                   ---------     --------
ASSETS
CURRENT
   Cash                                                              $ 2,682      $ 6,690
   Accounts receivable                                                   291          359
   Prepaid expenses                                                    1,035          344
   Inventories (Note 4)                                                4,772            -
   Due from Metorex Limited                                              537          639
   Investment in Metorex Limited (Note 6)                              2,178        3,717
   Investment in Asia Pacific Resources (Note 7)                          56        1,731
-----------------------------------------------------------------------------------------
                                                                      11,551       13,480
NALUNAQ PROPERTY, PLANT AND EQUIPMENT (Note 3)                        71,911       45,135
INVESTMENT IN AND ADVANCES TO BARBERTON
   MINES LTD. (Note 5)                                                 9,611        5,258
OTHER MINERAL PROPERTY INTERESTS (Note 8)                              4,451        3,453
OTHER ASSETS (Note 20)                                                 2,536        1,067
-----------------------------------------------------------------------------------------
                                                                   $ 100,060     $ 68,393
-----------------------------------------------------------------------------------------
LIABILITIES

CURRENT
   Accounts payable and accrued liabilities                         $ 10,289      $ 3,186
   Promissory notes due to related parties                                 -          379
-----------------------------------------------------------------------------------------
                                                                      10,289        3,565
REHABILITATION PROVISION (Note 9)                                        772            -
CONVERTIBLE BONDS (Note 10)                                           18,899            -
FUTURE INCOME TAXES (Note 11)                                          3,338        3,338
NON-CONTROLLING INTEREST                                               3,842        4,008
-----------------------------------------------------------------------------------------
                                                                      37,140       10,911
-----------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital (Note 12)                                              166,679      160,115
Equity component of convertible bonds (Note 10)                          757            -
Share purchase warrants (Notes 12 (f) and (g))                           540           22
Contributed surplus (Note 12 (e))                                        275          275
Deficit                                                            (106,550)    (102,708)
Cumulative translation adjustment (Note 13)                            1,219        (222)
-----------------------------------------------------------------------------------------
                                                                      62,920       57,482
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                                                   $ 100,060     $ 68,393
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

CONTINUING OPERATIONS (Note 1)   COMMITMENTS AND CONTINGENCIES (Notes 14 and 15)

ON BEHALF OF THE BOARD:

-------------------------------                -------------------------------
Jan Vestrum, Director                          Cam Belsher, Director

        See accompanying Notes to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                                                              82

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                             2004           2003           2002
                                                                      -----------    -----------     ----------
MINERAL SALES                                                         $         -    $         -     $  111,731
DIRECT COSTS OF MINERAL SALES                                                   -              -       (87,426)
AMORTIZATION                                                                    -              -        (4,109)
---------------------------------------------------------------------------------------------------------------
                                                                                -              -         20,196
---------------------------------------------------------------------------------------------------------------
EXPENSES
   Administration, office and general                                       6,622          5,268         14,041
   Professional fees                                                          949          1,723          1,857
---------------------------------------------------------------------------------------------------------------
                                                                            7,571          6,991         15,898
---------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
   Equity earnings from investment in Barberton Mines Ltd. (Note 5)         2,779             91              -
   Gain (loss) on investment in Metorex Limited (Note 6)                      242        (5,449)        (8,811)
   Provision for impairment of Chibuluma South Mine (Note 6 (b))                -              -        (8,451)
   Gain (loss) on geothermal asset (Note 8 (f))                             1,323        (2,897)        (1,503)
   Gain (loss) on investment in Asia Pacific Resources (Note 7)               808        (2,887)       (19,593)
   Costs related to Mindoro Nickel Project (Note 8 (e))                         -              -        (1,573)
   Provision for impairment of other mineral property interests                 -              -        (5,010)
   Restructuring costs                                                          -          (593)              -
   Interest and finance charges                                           (2,380)          (267)        (1,531)
   Stock option expense (Note 2 (m))                                        (414)              -              -
   Foreign exchange gain (loss)                                               421          (120)          1,511
   Interest and other income, net                                             853             35          2,157
---------------------------------------------------------------------------------------------------------------
                                                                            3,632       (12,087)       (42,804)
---------------------------------------------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
   NON-CONTROLLING INTEREST                                               (3,939)       (19,078)       (38,506)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES (Note 11)
   Current                                                                      -              -          4,875
   Future                                                                       -              -        (4,229)
---------------------------------------------------------------------------------------------------------------
                                                                                -              -            646
---------------------------------------------------------------------------------------------------------------
LOSS BEFORE NON-CONTROLLING INTEREST                                      (3,939)       (19,078)       (39,152)
NON-CONTROLLING INTEREST                                                       97            217        (1,599)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
NET LOSS                                                                  (3,842)       (18,861)       (40,751)
DEFICIT, BEGINNING OF YEAR                                              (102,708)       (83,847)       (42,697)
DIVIDEND (Note 8 (f))                                                           -              -          (228)
NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER
   OF NORTH PACIFIC GEOPOWER (Note 8 (f))                                       -              -          (171)
---------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                  $ (106,550)    $ (102,708)     $ (83,847)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
LOSS PER SHARE - BASIC AND DILUTED                                    $    (0.03)    $    (0.14)     $   (0.31)
---------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                         143,324,571    138,664,295    131,790,183
---------------------------------------------------------------------------------------------------------------

        See accompanying Notes to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                                                              83

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                                              2004          2003          2002
                                                                         ---------    ----------    ----------
OPERATING ACTIVITIES
   Net loss                                                              $ (3,842)    $ (18,861)    $ (40,751)
   Add (deduct) items not affecting cash:
     Amortization                                                               90             -         4,109
     Equity earnings from investment in Barberton Mines
        Limited (Note 5)                                                   (2,779)          (91)             -
     (Gain) loss on investment in Metorex Limited (Note 6)                   (246)         5,449         8,811
     Provision for impairment of Chibuluma South Mine                            -             -         8,451
     (Gain) loss on sale of geothermal asset (Note 8 (f))                  (1,323)         2,897             -
     (Gain) loss on investment in Asia Pacific Resources (Note 7)            (808)         2,887        19,593
     Stock option expense                                                      414             -             -
     Provision for impairment of other mineral property interests                -             -         5,010
     Future income taxes                                                         -             -       (4,229)
     Non-controlling interest                                                 (97)         (217)         1,599
     Other                                                                       -           693         (841)
   Change in non-cash operating working capital items (Note 16 (a))          1,964           663       (8,801)
--------------------------------------------------------------------------------------------------------------
                                                                           (6,627)       (6,580)       (7,049)
--------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Net proceeds on convertible bonds                                        22,411             -             -
   Issuance of common shares for cash (Note 12 (d))                          2,830             -         3,364
   Issuance of share purchase warrants (Note 12 (g))                           105            21           275
   Repayments of amount due from Metorex Limited                               102         1,555           798
   Dividends received (paid)                                                    54           858          (99)
   Increase in long-term debt                                                    -             -         5,012
   Paid to non-controlling interest of subsidiaries                              -             -       (1,671)
--------------------------------------------------------------------------------------------------------------
                                                                            25,502         2,434         7,679
--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Proceeds on disposal of investment in Metorex Limited
     (Note 6 (a) (i))                                                        1,785        21,333         2,969
   Proceeds on disposal of investment in Asia Pacific Resources
     Limited (Note 7)                                                        2,483           303             -
   Proceeds on disposal of geothermal asset (Note 8 (f))                       233             -             -
   Reduction of cash on de-consolidation of Metorex                              -             -       (8,071)
   Investment in Barberton Mines Limited (Note 5)                                -       (5,133)             -
   Expenditures on Nalunaq mineral property, plant and
     equipment (Note 3)                                                   (26,766)       (8,782)       (8,466)
   Security deposit for mine closure costs (Note 3)                          (594)         (877)             -
   Expenditures on other mineral property interests (Note 8)                 (998)         (491)       (2,718)
   Investment in Asia Pacific Resources                                          -             -       (5,000)
   Acquisition of property, plant and equipment                                  -             -      (14,160)
   Other                                                                       974           107           397
--------------------------------------------------------------------------------------------------------------
                                                                          (22,883)         6,460      (35,049)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW                                                  (4,008)         2,314      (34,419)
CASH POSITION, BEGINNING OF YEAR                                             6,690         4,376        38,795
--------------------------------------------------------------------------------------------------------------
CASH POSITION, END OF YEAR                                                 $ 2,682       $ 6,690       $ 4,376
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

SEE NOTES 16 (a), (b) AND (c) FOR NON-CASH INVESTING ACTIVITIES AND SUPPLEMENTAL CASH FLOW INFORMATION.

        See accompanying Notes to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                                                              84

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

1.      NATURE OF OPERATIONS

        Crew Gold Corporation ("Crew" or the "Company") is an international mining company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew operates a high-grade gold mining operation in Greenland and controls development projects in Greenland, Norway, Ghana and the Philippines. The Company's shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

        These financial statements have been prepared on a going concern basis which assumes that the Company will continue to realise its assets and discharge its liabilities in the normal course of operations. During 2004 the Company recorded a net loss of $3,842,000 and at June 30, 2004 has net working capital of $1,262,000. Continuation of the Company as a going concern is dependent on the Company achieving profitable commercial operation on its Nalunaq mineral property and/or additional debt or equity contributions from shareholders or third parties. Subsequent to June 30, 2004 the Company shipped its first commercial quantities of mined ore from Nalunaq. If the Company were unable to continue as a going concern material adjustments would be required to the carrying value of assets and liabilities and the balance sheet classifications used.


2.      SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in these consolidated financial statements are as follows:

        (a)    BASIS OF CONSOLIDATION

               The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at June 30, 2004 are as follows:

                    Subsidiary                                        % interest
                    ----------                                        ----------

                    Nalunaq Gold Mine A/S (Greenland) ("Nalunaq")     82.5%
                    Crew Norway AS (formerly Crew Norway AS)          100%
                    Hwini-Butre Minerals Ltd. (Ghana)                 100%

               The Company's 20% interest in Barberton Mines Ltd ("Barberton") is recorded using the equity method.

--------------------------------------------------------------------------------
                                                                              85

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

               The Company's 72% interest in Nanortalik IS (Greenland) is subject to joint control and is consolidated on a proportionate basis, whereby the Company includes in its accounts its proportionate share of Nanortalik's assets, liabilities, and expenses. Subsequent to year-end, the Company's interest in Nanortalik increased to 78%.












--------------------------------------------------------------------------------
                                                                              86

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        (a)    BASIS OF CONSOLIDATION (CONTINUED)

               The Company's investment in Metorex Limited ("Metorex") was recorded using the equity method in the period from July 1, 2002 to June 20, 2003. As a result of a share sale on June 20, 2003 the Company's interest dropped to 5.34% and the Company commenced accounting for the investment in Metorex on the cost basis (Note
               6). As a result of further share sales during the year ended June 30, 2004 the Company's interest has dropped to 3.18%.

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

        (c)    REVENUE RECOGNITION

               Revenue from mineral sales is based on the value of minerals sold, excluding value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

               Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

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

--------------------------------------------------------------------------------
                                                                              87

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

               component of shareholders' equity until there has been a realized reduction in the net investment in such operations.

        (e)    CASH

               Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

        (f)    INVESTMENTS

               Investments where the Company has the ability to exercise significant influence, generally 20% to 50% owned by the Company, are accounted for using the equity method. Under this method, the Company's share of the company's earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

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

        (g)    PROPERTY, PLANT AND EQUIPMENT

               Property, plant and equipment are recorded at cost. All costs related to the acquisition, exploration and development of mineral properties are capitalised until either commercial production is established, the property is determined to be impaired or it is abandoned. Depletion is calculated on mineral properties using the units-of-production method over the expected life of the operation based on the proven and probable reserves.

               Buildings, plant and equipment are depreciated on a straight-line or diminishing balance basis over their estimated useful lives. Details of the method and estimated useful lives are as follows:

               Buildings                    - straight line basis over periods from 3-20 years
               Plant and equipment          - straight line basis over periods from 3-20 years
               Vehicles                     - straight line basis over 5 years
               Office equipment,            - diminishing balance basis at annual rates of furniture and fixtures between 20% and 30%

--------------------------------------------------------------------------------
                                                                              88

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

        (h)    PROPERTY EVALUATIONS

               The Company evaluates the carrying amounts of its mining properties and related buildings, plant and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If the Company has reason to believe that an impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) and corresponding by-product credits along with estimated future metals prices estimated operating and capital costs. The inclusion of mineral resources is based on various circumstances, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate the ore is commercially recoverable. The future cash flows cover the known ore reserve at the time. If the future undiscounted cash flows are less than the carrying value of the assets, the assets will be written down to fair value and the write-off charged to earnings in the current period.

               The carrying value of exploration stage mineral property interests represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring its other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

        (i)    INVENTORIES

               Metal Inventories are stated at the lower of cost (which includes the applicable proportion of production overheads and depletion and depreciation) and net realisable value. Materials and consumable supplies are recorded at the lower of cost and replacement cost.

        (j)    PROVISION FOR RECLAMATION AND CLOSURE

               Effective July 1, 2003 the Company adopted the standard of the CICA handbook, ASSET RETIREMENT OBLIGATIONS, which requires that the fair value of liabilities for asset retirement obligations be recognised in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the

--------------------------------------------------------------------------------
                                                                              89

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

               estimated life of the mine. The effect of this charge was to record a reclamation liability and related asset in the amount of $485,000 at July 1, 2003. There was no material impact on the Company's consolidated net loss or opening deficit.

        (k)    CONVERTIBLE BONDS

               The convertible bonds issued during the period have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal amount into common shares, is classified in shareholders' equity as "Equity component of convertible bonds". These components have been measured at their respective fair values on the date the bonds were issued. The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liability. Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense.

        (l)    INCOME TAXES

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

        (m)    STOCK OPTIONS

               Effective July 1, 2003 the Company adopted the new recommendations of the CICA Handbook Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted after July 1, 2003 is recorded in operations. Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after July 1, 2003. The amended recommendations have been applied prospectively from July 1, 2003 without restatement of prior periods.


--------------------------------------------------------------------------------
                                                                              90

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

               The total compensation expense recognised in the statement of operations for share purchase options granted in year ended June 30, 2004 totalled $414,000. Had the same basis been applied to 2003 share purchase options granted, net earnings for the year ended June 30, 2003 would have been as follows:

               Net loss for the year                                         $ (18,861)
               Fair value of share compensation to employees                      (475)
               ------------------------------------------------------------------------
               Pro forma net loss for the year                               $ (19,336)
               ------------------------------------------------------------------------
               ------------------------------------------------------------------------
               Pro forma net loss per share                                  $   (0.14)
               ------------------------------------------------------------------------
               ------------------------------------------------------------------------

               Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 67% (2003-66%), an annual risk free interest rate of 3% (2003-3.9%) and expected lives of three years (2003-one or five years).

        (n)    LOSS PER SHARE

               Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants or the conversion of convertible bonds, and are excluded from the computation if their effect is antidilutive.




--------------------------------------------------------------------------------
                                                                              91

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

3.      NALUNAQ MINERAL PROPERTY INTEREST

        At June 30, 2002 the Company had an 82% interest in the Nalunaq I/S joint venture whose principal asset was a gold development project in Greenland.

        During the year ended June 30, 2003, a new operational structure was introduced and the partners transferred the Nalunaq assets to Nalunaq Gold Mine A/S, a Greenlandic limited liability company. The restructuring resulted in an increase in the Company's interest in the Nalunaq project to 82.5% and a commitment by the Company to fund, or arrange all future financing of, the project.

        Commercial operation of the Nalunaq mine commenced subsequent to June 30, 2004. Amounts recovered from sale of the ore stockpile accumulated during the development stage, net of direct processing, shipping and selling costs have been recorded as a reduction of mining development costs.

        The following table shows the continuity of the Nalunaq mineral property interest during the two years ended June 30, 2004:

                                                                       2004         2003
                                                                   --------     --------
         Balance, beginning of year                                $ 45,135     $ 34,460
         -------------------------------------------------------------------------------
         Movements in the year
            Acquisition of interest                                       -        1,893
            Expenditures incurred during the year                    31,502        8,782
            Amounts recovered from the stockpile                    (7,216)            -
            Costs of processing and shipping stockpile                2,490            -
         -------------------------------------------------------------------------------
         Net movement                                                26,776       10,675
         -------------------------------------------------------------------------------
         Balance, end of year                                      $ 71,911     $ 45,135
         -------------------------------------------------------------------------------
         -------------------------------------------------------------------------------

        The components of the Nalunaq mineral property, plant and equipment are as follows:

                                                                   2004             2003
                                                           ------------     ------------
                                                           COST AND NET     Cost and Net
                                                             BOOK VALUE       Book Value
         Mine assets
            Buildings, plant and equipment                     $ 18,579            $ 899
            Mining property and development cost                 53,332           44,236
         -------------------------------------------------------------------------------
                                                               $ 71,911         $ 45,135
         -------------------------------------------------------------------------------
         -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              92

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

3.      NALUNAQ MINERAL PROPERTY INTEREST (CONTINUED)

        As a condition for obtaining the exploitation license for Nalunaq Gold Mines A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (Note 13). During the year ended June 30, 2003 Nalunaq Gold Mine provided a security deposit of $877,000 Danish Kroner (DKK 4.2 million) to the government of Greenland to cover future estimated mine closure costs and a three-year monitoring program. This security deposit was increased to $1,471,000 (DKK 6.58 million) during the year ended June 30, 2004. The amount of the deposit was based on an estimate of closure costs prepared by Greenland's Bureau of Minerals and Petroleum ("BMP") as set out in a detailed closure plan provided by the BMP. The terms set out in the closure plan are not exhaustive and BMP reserve the right to set out additional terms in the event of future exploration activities within these areas of the exploitation license.


4.      INVENTORIES

        Inventories as at June 30, 2004 are as follows:

                                                                2004        2003
                                                             -------      ------
        Stockpiled ore                                       $ 3,745      $   -
        Materials and consumable supplies                      1,027          -
        ------------------------------------------------------------------------
                                                             $ 4,772      $   -
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------

5.      INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD.

        The following table shows the continuity of the investment in Barberton for the two years ended June 30, 2004:

        Balance, June 30, 2002                                                  $    -
        Initial investment and advance                                            5,133
        Equity and other earnings from investment in Barberton                      125
        -------------------------------------------------------------------------------
        Balance, June 30, 2003                                                    5,258
        Equity and other earnings from investment in Barberton                    2,779
        Translation adjustment                                                    1,574
        -------------------------------------------------------------------------------
        Balance, June 30, 2004                                                  $ 9,611
        -------------------------------------------------------------------------------
        -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              93

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

5.      INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD. (CONTINUED)

        Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (renamed "Barberton Mines Limited") for a total cash injection of $5,133,000 (Rand 30 million). This cash payment was comprised of a shareholder loan of $5,133,000 (Rand 30 million) and a nominal equity investment of $4 (Rand 20). The shareholder loans are unsecured, subordinated in favour of all creditors of Barberton, and bear interest at such rate as determined by Barberton's board of directors, but shall not exceed prime. The loans are repayable once certain conditions of Barberton's term-loan facility agreement with its external financiers have been met. Subject to these conditions, Barberton will distribute 66% of its annual profits as repayment of shareholder loans or dividends, subject to it's future cash flow needs.

        The acquisition was made by a consortium consisting of Metorex Ltd., 54%, MCI Resources Ltd., 26%, and the Company, 20%. The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The term loan facility is secured by a pledge of all Barberton shares held by the shareholders and by Barberton's assets. In addition, certain financial and operational lending covenants must be achieved by Barberton, of which failure to do so will result in restrictions on the payment of dividends, repayments of shareholder loans and the repayment of interest thereunder.

        Details of the Company's 20% equity share of the acquired assets and liabilities of Barberton Mines Limited on June 15, 2003 were as follows (expressed in actual dollar amounts):

        Current assets                                              $   228,667
        Producing mining property, plant and equipment               11,082,399
        Other assets                                                    632,197
        Current liabilities                                            (969,984)
        Long-term debt                                               (3,593,100)
        Shareholder loans                                            (5,323,721)
        Other liabilities                                            (2,056,454)
        -----------------------------------------------------------------------
        Crew's share of net assets acquired                         $         4
        -----------------------------------------------------------------------
        -----------------------------------------------------------------------

        On October 29, 2003 it was agreed by Special Resolution to increase the authorised share capital of Barberton Mines Limited from Rand 12,000,000 to Rand 12,016,000 by the creation of 16,000 cumulative variable rate redeemable preference shares of Rand 1 each. These shares have no voting rights. On December 23, 2003 the shareholder loans of Rand 150,000,000 were converted to 15,000 cumulative variable rate redeemable preference shares of Rand 1. The issue price of each of these shares was Rand 10,000. Rand 9,999, being the surplus between issue price and par value, was credited to share a premium account of Barberton.

--------------------------------------------------------------------------------
                                                                              94

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

        In exchange for converting Rand 30,000,000 of shareholder loans, Crew received 3,000 preference shares of par value Rand 1 each with a deemed aggregate issue price of Rand 3,000,000 ($5,800,000). The exchange of shareholder loans for preference shares was recorded at the book value of the loans with no net increase in the carrying values of the Company's investment in Barberton.

        The following is a summary of the assets, liabilities and results of operations of Barberton Mines Limited prepared after adjustments to harmonize accounting policies with those of the Company and converted from South African Rand ("Rand") to Canadian Dollars:

                                                                      2004         2003
                                                                 ---------     --------
        Current assets                                            $  9,915     $  3,571
        Producing mining property, plant and equipment              70,993       57,540
        Other assets                                                 6,954        3,161
        -------------------------------------------------------------------------------
        ASSETS                                                    $ 87,862     $ 64,272
        -------------------------------------------------------------------------------
        -------------------------------------------------------------------------------
        Current liabilities                                         13,967       11,633
        Long-term debt                                               5,309       14,886
        Shareholder loans                                            1,047       26,783
        Other liabilities                                           19,761       10,580
        -------------------------------------------------------------------------------
        LIABILITIES                                                 40,084       63,882
        -------------------------------------------------------------------------------
        NET SHAREHOLDERS' EQUITY                                    47,778          390
        -------------------------------------------------------------------------------
        LIABILITIES AND EQUITY                                    $ 87,862     $ 64,272
        -------------------------------------------------------------------------------
        -------------------------------------------------------------------------------

                                                                       2004        2003
                                                                   --------     -------
        Mineral sales                                              $ 63,671     $ 2,396
        Mining expenditures                                          53,760       1,768
        -------------------------------------------------------------------------------
                                                                      9,911         628
        Other income (expenses)                                       9,792        (71)
        Provisions for income and deferred taxes                    (5,808)       (167)
        -------------------------------------------------------------------------------
        Net earnings                                               $ 13,895     $   390
        -------------------------------------------------------------------------------
        -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              95

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

6.      INVESTMENT IN METOREX LIMITED

        The Company currently holds a 3.18% interest in Metorex Limited ("Metorex"), a South African company with gold, coal and base metal interests. This investment has been carried at cost since June 15, 2003 when the Company reduced its ownership in Metorex from 21% to 5.34% and is classified as a current asset as the Company intends to dispose of this investment during the next year.

        The Company held a 53% interest in Metorex on June 30, 2001 and accounted for its investment using the consolidation method until it reduced its interest to 41% on April 26, 2002. The interest in Metorex was accounted for using the equity method from April 27, 2002 until June 15, 2003 when further disposals reduced the Company's interest to 5.34%.

        Balance, June 30, 2002                                                $ 28,810
        Carrying value of interest in Metorex sold before exchange loss
           realized on disposal                                                (25,565)
        Dividends                                                                 (859)
        Translation adjustment                                                   1,331
        -------------------------------------------------------------------------------
        Balance, June 30, 2003                                                   3,717
        Carrying value of interest in metorex sold in 2004                      (1,539)
        -------------------------------------------------------------------------------
        Balance, June 30, 2004                                                $  2,178
        -------------------------------------------------------------------------------
        -------------------------------------------------------------------------------

        (a) The loss on the Company's investment in Metorex during each of the years ended June 30, 2004, 2003 and 2002 consists of the following:

                                                                   2004           2003          2002
                                                                  -----      ---------     ---------
        Gains (losses) on disposals of interest (i)               $ 246      $  (4,140)     $ (1,071)
        Dilution loss                                                 -              -        (1,134)
        Dividend from Metorex                                        54              -             -
        Equity earnings from investment (ii)                          -          1,052         1,550
        Provisions for impairment of investment (iii)                 -         (1,144)       (7,381)
        --------------------------------------------------------------------------------------------
        Loss on investment in Metorex before
           exchange loss realized on disposals                      300         (4,232)       (8,036)
        Foreign exchange loss realized on disposals                (58)         (1,217)         (775)
        --------------------------------------------------------------------------------------------
        Gain (loss) on investment in Metorex                      $ 242      $  (5,449)     $ (8,811)
        --------------------------------------------------------------------------------------------
        --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              96

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

6.      INVESTMENT IN METOREX LIMITED (CONTINUED)

        (a)    (continued)
               (i) In three separate transactions during the year ended June 30, 2004, the Company sold a total of 3,874,000 shares of Metorex for cash proceeds of $1,785,000, resulting in total profits on disposal of $246,000 and a reduction in the Company's interest in Metorex to 3.1%. Subsequent to June 30, 2004 a further 1.1million shares have been sold, resulting in an additional gain on disposal of $72,000.

                      In three separate transactions during the year ended June 30, 2003, the Company sold a total of 48,208,412 shares of Metorex for cash proceeds of $21,333,000, resulting in total losses on disposal of $4,140,000 and a reduction in the Company's interest in Metorex from 21% to 5.34%.

                      On April 26, 2002, the Company disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,000.

               (ii) The equity earnings for the year ended June 30, 2003, represent the Company's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41% and from October 22, 2002 to June 15, 2003 at 21%. The equity earnings for the year ended June 30, 2002 represent the Company's proportionate share of Metorex' net earnings from April 27, 2002 to June 30, 2002 at 41%.

               (iii) As at June 30, 2004 and 2003, the investment in Metorex was held as a short-term investment. At June 30, 2003, the market value of the investment in Metorex Limited was $1,144,000 less than the carrying value, accordingly, the Company provided for this decline in value. As at June 30, 2002, the investment in Metorex was held as a long-term investment and management determined that this investment had experienced a permanent decline in value and that this decline related to the assets and operations of Metorex. As a result, the Company recorded a provision for impairment of $7,381,185. The market value of the investment at June 30, 2004 was $2,505,000 (2003-$3,717,000).

        (c) Prior to April 26, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

--------------------------------------------------------------------------------
                                                                              97

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

7.      INVESTMENT IN ASIA PACIFIC RESOURCES

        At June 30, 2004, the Company holds approximately 0.2% (2003 - 6.22%) of Asia Pacific Resources Ltd. ("Asia Pacific") with a carrying value of $56,000 (2003 - $1,731,000). At June 30, 2003, the market value of the investment in Asia Pacific was $2,887,000 less than its carrying value and accordingly, the Company recorded a provision for this decline in value. During the year ended June 30, 2002, the Company determined that its investment in Asia Pacific had become impaired due to the prolonged period in which there had been a substantial decline in the value of Asia Pacific shares and, as a result, recorded a provision for loss in value of the investment of $19,593,000.

        During the year ended June 30, 2004, the Company continued its strategy of a managed exit from its investment in Asia Pacific and sold 27,918,000 shares for total proceeds of $2,483,000. This resulted in gains on disposal of $808,000 (2003 - 4,154,000 shares for total proceeds of $304,000, resulting in a loss on disposal of $28,000).

        Subsequent to year end the Company completed its exit from the investment in Asia Pacific and recorded a profit on disposal on approximately $20,000 on the residual balance of shares held.


8.      OTHER MINERAL PROPERTY INTERESTS

        The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced. Details are as follows:

                                                                         2004        2003
                                                                      -------     -------
        Other mineral property interests, beginning of year           $ 3,453     $ 5,859
        Expenditures incurred during the year                             998         491
        Provision for impairment of geothermal asset (f)                    -      (2,897)
        ---------------------------------------------------------------------------------
        Other mineral property interests, end of year                 $ 4,451     $ 3,453
        ---------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              98

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

8.      OTHER MINERAL PROPERTY INTERESTS (CONTINUED)

        Consisting of:

                                                                           2004       2003
                                                                        -------    -------
        Hwini-Butre Gold Project (Ghana) (a)                            $ 3,215    $ 3,213
        Sequinner Olivine (Greenland) (b)                                   222         84
        Nanortalik IS (Greenland) (c)                                     1,002        144
        Ringvassoy (Norway) (d)                                              12         12
        Mindoro Nickel Project (Philippines) (e)                              -          -
        Geothermal Project (g)                                                -          -
        ----------------------------------------------------------------------------------
                                                                        $ 4,451    $ 3,453
        ----------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------


        (a)    HWINI-BUTRE GOLD PROJECT

               Through a wholly-owned subsidiary, the Company owns 51% of the Hwini-Butre gold concession located in Ghana, Africa (Note 15).

        (b)    SEQUINNER OLIVINE

               During the year ended June 30, 2003, the Company exercised an option to acquire 100% of the mineral rights to the Sequinner Olivine property in Southern Greenland.

               During the year ended June 30, 2004, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study ("BFS") for the Olivine project. The Company was responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco covered related costs. The BFS was completed and approved by the Minelco Board during the period. The Company is presently in negotiations to secure funding for the project.

        (c)    NANORTALIK IS

               In connection with the ownership restructuring of the Nalunaq assets and the formation of Nalunaq Gold Mine A/S (Note 3), the remaining concessions formerly held by Nalunaq I/S were transferred to Nanortalik I/S during the year ended June 30, 2003. Nanortalik I/S commenced as a joint venture between the Company (67% interest) and NunaMinerals A/S (33% interest).

               During the year ended June 30, 2003 the joint venture incurred $232,000 in exploration costs. During the year ended June 30, 2004, the Company funded an additional $452,000. Nunaminerals was unable to participate in this capital call

--------------------------------------------------------------------------------
                                                                              99

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

               and as a consequence, suffered a dilution resulting in an increase in the Company's interest from 67% to 72%. After the year end the Company funded a further DKK 2.9 million ($630,000) of development expenditure. This will increase the Company's holding in the venture to 77.6%.

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

                                                                     2004        2003
                                                                  -------     -------
        Assets                                                    $   418     $   153
        -----------------------------------------------------------------------------
        -----------------------------------------------------------------------------
        Liabilities                                               $  (603)    $  (123)
        -----------------------------------------------------------------------------
        -----------------------------------------------------------------------------
        Expenses and net loss                                     $  (332)    $   (76)
        -----------------------------------------------------------------------------
        -----------------------------------------------------------------------------
        Cash flows from operating activities                      $  (332)    $    47
        Cash flows from investing activities                         (461)       (142)
        Cash flows from financing activities                          787         106

        (d)    RINGVASSOY GOLD PROJECT

               The Ringvassoy gold project is found in an Archean Greenstone belt, in Northern Norway. The Company has secured claims, which cover a number of gold mineralized areas, and is conducting a grassroots exploration campaign. The results have been sufficiently encouraging that the company will continue these activities.

--------------------------------------------------------------------------------
                                                                             100

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

8.      OTHER MINERAL PROPERTY INTERESTS (CONTINUED)

        (e)    MINDORO NICKEL PROJECT

               In 1997, an Exploration Permit ("EP") for the Mindoro concession was granted to Aglubang Mining Corp, a fully owned subsidiary of Crew. In 2001 the key section of the concession was granted a Mineral Production-Sharing Agreement ("MPSA"), which secured for the group the exclusive right to develop the property into a mine for a period of 25 years. According to this agreement the Group was granted a five-year period to complete a Bankable Feasibility Study ("BFS") and an Environmental Impact Assessment ("EIA"). The MPSA covered the area where the Group had defined a measured and indicated resource.

               In July 2001 the MPSA was cancelled unexpectedly by the Department of Environment and Natural Resources ("DNER") in the Philippines. As a consequence of the cancellation the Company recorded impairment provisions against the full carrying value of its investment in the project totalling $34 million to June 30, 2001 and recognized additional costs of $1.6 million during the year ended June 30, 2002. On March 24, 2004 the Company announced that its Philippine subsidiary Aglubang Mining Corp had received notification that the cancellation of its MPSA had been revoked and set aside, which effectively reinstated fully the MPSA and title to the property.

               As at June 30, 2004 the carrying value of the project in the financial statements was $Nil. No adjustments have been made in the financial statements to re-instate the project at its original carrying value. Management believes that the costs incurred to date on the project are of significant worth to the Company and will be of ongoing benefit as work recommences on the project.

        (f)    GEOTHERMAL PROJECT

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

               This business combination was accounted for as a reverse takeover using the purchase method of accounting with the Company identified as the acquirer and NPGP being the acquiree. The results of operations and financial position of

--------------------------------------------------------------------------------
                                                                             101

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

        (f)    GEOTHERMAL PROJECT (CONTINUED)

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

               Due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project to $1, resulting in a provision for impairment of $2,897,000 during the year ended June 30, 2003.

               On September 26, 2003, pursuant to an agreement dated September 3, 2003 the Company sold its 86.1% shareholding in NPGP. In consideration for the sale of this subsidiary, the Company received cash consideration of $233,000 and forgave an inter-company debt of $560,000, which was repayable by NPGP to the Company.

--------------------------------------------------------------------------------
                                                                             102

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

8.      OTHER MINERAL PROPERTY INTERESTS (CONTINUED)

        (f)    GEOTHERMAL PROJECT (CONTINUED)

               At the time of closing, NPGP had external liabilities of $569,000 all of which were assumed by the purchaser of NPGP. The Company also agreed to defer the repayment of an additional loan from NPGP of $833,000 which will now be payable to the Company on December 31, 2011. The Company has made full provision for this amount and the gain on the sale of the shares has been reduced accordingly.

               The transaction resulted in a gain for the Company of $1,323,000 during the year ended June 30, 2004 as follows:

        Net deficit on investment in NPGP                     $ (2,483)
        Proceeds of sale                                           233
        ---------------------------------------------------------------
        Gain before the undernoted                              (2,716)
        Loans forgiven by the Company                              560
        Provision against other loans                              833
        ---------------------------------------------------------------
        Gain on disposal                                      $ (1,323)
        ---------------------------------------------------------------
        ---------------------------------------------------------------

9.      REHABILITATION COSTS

        Depending upon local legislation, Group companies are generally required to restore operating mines at the end of their producing life to a condition acceptable to the local authorities. These costs are provided in full based on the best estimate of the future costs to be incurred on a discounted basis.

        Movements in the provision for Rehabilitation Costs for the year are as follows:

        Balance at July 1, 2003                                  $ 485
        provided in year ended June 30, 2004                       287
        --------------------------------------------------------------
        Balance at June 30, 2004                                 $ 772
        --------------------------------------------------------------
        --------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                             103

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

10.     CONVERTIBLE BONDS

        On September 8, 2003, the Company issued through a private placement, Norwegian Kroner (NOK)120 million ($22.1 million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of NOK8.5 million ($1.5 million) net proceeds were NOK111.5 million ($20.6 million).

        INTEREST, CONVERSION AND PRINCIPAL REPAYMENT TERMS

        The bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares that may be issued on conversion is 33.3 million. In the period from issue till June 30, 2004, 5,742,221 shares were issued following conversion of bonds.

        If the bonds are not converted, the principal portion is fully repayable on September 8, 2006. Interest expense on the convertible bond totalling $1.5 million (2002 - $Nil) has been charged to profit and loss for the year ended June 30, 2004. To date interest payments of $960,000 have been made.

        The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and being amortized over the period of the liability.

        The convertible bonds at June 30, 2004 have been segregated into their debt and equity components as follows:

                                                                       JUNE 30,    Date of
                                                                           2004      Issue
                                                                       --------    -------
        Equity component                                               $    757    $   914
        Debt component (net of financing costs of $978,000
         ($1,500,000 on date of issue)                                   18,899     21,215

        Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense.

--------------------------------------------------------------------------------
                                                                             104

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

11.     INCOME TAXES

        Future income tax assets and liabilities arise at June 30 from the following:

                                                                         2004           2003
                                                                    ---------      ---------
        Future income tax assets
           Investments                                              $     578      $   1,074
           Mineral property, plant and equipment                            -          3,947
           Loss carry-forwards                                         17,172         14,558
           Other                                                          166            116
        ------------------------------------------------------------------------------------
                                                                       17,916         19,695
           Valuation allowance                                        (15,359)       (19,695)
        ------------------------------------------------------------------------------------
           Future income tax assets                                     2,557              -
        ------------------------------------------------------------------------------------
        Future income tax liabilities
           Mineral property, plant and equipment                       (5,895)        (3,338)
        ------------------------------------------------------------------------------------
           Future income tax liabilities                               (5,895)        (3,338)
        ------------------------------------------------------------------------------------
        Future income tax liabilities, net                          $  (3,338)     $  (3,338)
        ------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------

        A reconciliation of the provision for (recovery of) income taxes is as follows:

                                                                  2004          2003             2002
                                                              --------      --------        ---------
        Recovery of income taxes based on
           Canadian statutory tax rate of 33%
           (2003 - 39%; 2002 - 42%)                           $ (1,272)     $ (7,368)       $ (16,219)
        Add (deduct)
           Lower foreign tax rates                                 (85)          185             (384)
           Tax effect of losses not recognized                   2,127         7,056           19,429
           Reassessment of Metorex's prior year
             taxes                                                   -             -             (736)
           Other                                                     -           127           (1,444)
        ----------------------------------------------------------------------------------------------
        Provision for income taxes                            $    770      $      -         $    646
        ----------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------








--------------------------------------------------------------------------------
                                                                             105

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

11.     INCOME TAXES (CONTINUED)

        As at June 30, 2004, the Company and its subsidiaries have estimated non-capital losses carried forward for Canadian income tax purposes of approximately $19,900,000 (2003 - $19,700,000), which can be applied to reduce future Canadian income taxes payable and will expire in 2005 to 2011. As at June 30, 2004 the Company's subsidiaries also have estimated non-capital losses carried forward for Greenland, Norwegian and Philippine income tax purposes of approximately $22.5 million, $8.6 million and $1.1 million, respectively. The loss carry-forwards in Greenland can be applied to reduce future income taxes payable and do not expire. T he other loss carryforwards will expire in 2011 and 2012 for Norway and 2004 to 2006 for the Philippines. The potential tax benefits of these loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.


12.     SHARE CAPITAL

        (a) The authorized share capital at June 30, 2004 is 250,000,000 common shares without par value (2003 - 250,000,000 common shares without par value).

        (b) Details of changes in the issued share capital since June 30, 2001 are as follows:

                                                                     Number
                                                                   of shares             Amount
                                                                  -----------        -------------
        Balance, June 30, 2001                                    128,506,194        $ 156,750,902
        Issued for cash on private placement (h)                   10,158,101            3,364,032
        ------------------------------------------------------------------------------------------
        Balance, June 30, 2002 and 2003                           138,664,295          160,114,934
        Issued on conversion of convertible bonds (c)               5,472,221            3,733,516
        Issued for cash on exercise of stock options
           AND WARRANTS (D)                                         6,983,333            2,830,167
        ------------------------------------------------------------------------------------------
        Balance, June 30, 2004                                    151,119,849        $ 166,678,617
        ------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             106

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

12.     SHARE CAPITAL (CONTINUED)

        (c) As detailed in Note 11 to these financial statements, the Company issued convertible bonds on September 8, 2003. The following table summarises the share issues arising on conversion of bonds between the date of issue and June 30, 2004. These bonds are denominated in NOK and their issue price is calculated with reference to the prevailing exchange rate on the date of conversion.

                                                 Number      Issue
           Date of Issue                      of Shares      Price         Amount
        ------------------                    ---------     ------      -----------
        September 24, 2003                    1,111,111     $ 0.69      $   768,153
        November 12, 2003                       833,333       0.66          551,292
        March 11, 2004                        1,111,111       0.67          748,325
        April 2, 2004                         2,416,666       0.69        1,665,746
        ---------------------------------------------------------------------------
        Total converted in year               5,472,221     $ 0.68      $ 3,733,516
        ---------------------------------------------------------------------------
        ---------------------------------------------------------------------------

        (d) The following table summarises the share issues arising on conversion of stock options and warrants during the year ended June 30, 2004:

                                                 Number      Issue
           Date of Issue                      of Shares      Price         Amount
        ------------------                    ---------     ------      -----------
        STOCK OPTIONS
        January 2, 2004                         500,000     $ 0.33        $ 165,000
        March 9, 2004                           500,000       0.36          180,000
        April 6, 2004                           333,333       0.41          136,667
        April 14, 2004                          150,000       0.49           73,500
        ---------------------------------------------------------------------------
        Total options converted in year       1,483,333       0.37          555,167
        ---------------------------------------------------------------------------
        ---------------------------------------------------------------------------
        STOCK PURCHASE WARRANTS
        November 12, 2003                     2,000,000       0.42          840,000
        March 11, 2004                        1,750,000       0.42          735,000
        June 18, 2004                         1,750,000       0.40          700,000
        ---------------------------------------------------------------------------
        Total converted in year               5,500,000       0.41        2,275,000
        ---------------------------------------------------------------------------
        ---------------------------------------------------------------------------
        Total converted in year               6,983,333     $ 0.41      $ 2,830,167
        ---------------------------------------------------------------------------
        ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             107

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

12.     SHARE CAPITAL (CONTINUED)

        (e) During the year ended June 30, 2002, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $275,250. On May 1, 2003 these warrants expired without being exercised and the carrying value of these warrants was classified as a contributed surplus.

        (f) During the year ended June 30, 2003, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $21,430.

        (g) During the year ended June 30, 2004, the Company issued 1,500,000 warrants to purchase 1,500,000 shares of the Company at an exercise price $0.90 per share. Of these warrants, 800,000 were issued to the Chairman and 700,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $105,000.

        (h) During the year ended June 30, 2002, the Company issued 10,158,101 units for proceeds of $3,364,032 (net of issue costs of $394,465). Each unit is convertible into one common share of the Company for no additional consideration.

        (i) During the year ended June 30, 2001, the Company issued 25,373,134 units for proceeds of $26,703,118 (net of issue costs of $1,974,941). Each unit consisted of one common share and one-half of a share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $1.47 per share from the date of issue until May 21, 2002. During the year ended June 30, 2002, all of these share purchase warrants were repriced to $0.43 per share and then expired unexercised.

        (j) The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At June 30, 2004, there were 2,733,500 options available for grant.

--------------------------------------------------------------------------------
                                                                             108

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

12.     SHARE CAPITAL (CONTINUED)

        (j)    (continued)

               The following table summarizes share option activity since June 30, 2002:

                                                        Options outstanding
                                                    ----------------------------
                                                                      Weighted
                                                      Number of        average
                                                        shares      exercise price
                                                     ------------   --------------
               Balance, June 30, 2001                  5,460,000      $ 1.22
                  Granted                              8,000,000        0.41
                  Cancelled                          (3,310,000)        1.19
               -------------------------------------------------------------------
               Balance, June 30, 2002                 10,150,000        0.59
                  Granted                              5,900,000        0.39
                  Cancelled                          (4,680,000)        0.58
               -------------------------------------------------------------------
               Balance, June 30, 2003                 11,370,000        0.49
                  Granted                              3,725,000        0.84
                  Exercised                          (6,983,333)        0.41
                  Cancelled                          (1,206,667)        0.74
               -------------------------------------------------------------------
               Balance, June 30, 2004                  6,905,000      $ 0.72
               -------------------------------------------------------------------
               -------------------------------------------------------------------

               The following table summarizes outstanding and exercisable share options at June 30, 2004:

                    Number of                                       Weighted
                  Share Options               Expiry                 Average
                   Outstanding                 Date              Exercise Price
                  -------------          ----------------        --------------
                     2,000,000           March 6, 2007              $ 0.40
                     1,500,000           October 24, 2004             0.90
                       500,000           November 2, 2004             0.33
                       680,000           June 26, 2005                1.33
                       500,000           July 22, 2008                0.42
                       200,000           August 12, 2008              0.55
                       500,000           September 2, 2008            0.84
                       525,000           October 23, 2008             0.84
                       500,000           March 10, 2009               1.20
                  -------------------------------------------------------------
                     6,905,000                                      $ 0.72
                  -------------------------------------------------------------
                  -------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             109

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

13.     CUMULATIVE TRANSLATION ADJUSTMENT

        The cumulative translation adjustment comprises:

                                                                                   2004           2003
                                                                                -------       --------
        Cumulative effect of unrealized losses on foreign
           exchange translation in prior periods                                $  (222)      $ (2,769)
        Increase in unrealized gain on translation of net assets
           in Barberton (Note 5)                                                  1,383             -
        Reduction for portion of translation adjustment related to
           disposals and dilution of interest in Metorex (Note 6 (a))                58          1,216
        Decrease in unrealized loss on translation of net assets                      -          1,331
        -----------------------------------------------------------------------------------------------
        Cumulative unrealized losses on foreign exchange
           Translation at end of year                                           $ 1,219        $  (222)
        -----------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------

        This balance represents the net unrealized foreign currency translation gains and losses on the Company's net investments in Barberton and Metorex.


14.     COMMITMENTS

        The Company is committed to minimum annual non-cancelable future operating lease payments as follows:

                                      2004     2003
                                     -----    -----
        Within one year              $ 285    $ 543
        Years two to five              112      278
        -------------------------------------------
                                     $ 397    $ 821
        -------------------------------------------
        -------------------------------------------

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

--------------------------------------------------------------------------------
                                                                             110

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

15.     CONTINGENCIES

        (i) As a condition for obtaining the exploitation license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003. The guarantee covers all present and future liabilities, such as environmental liabilities, which may be imposed on Nalunaq Gold Mine A/S under both present and future laws of Greenland, including future amendments, which may be made to the exploitation license. The Company has unlimited liability under the terms of this guarantee.

        (ii) The Hwini-Butre gold concession (the "HB Gold Concession") is a gold exploration project in south-western Ghana. Hwini-Butre Minerals Ltd. ("HBM"), a 100%-owned Ghanaian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd ("St Jude") (TSX Venture
               Exchange: SJD), owns 49% of the HB Gold Concession.

               During the year ended June 30, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal.

               Management believes the judgement to be in error and will pursue vigourously an appeal. Management believes an appeal will be successful and consequently no impairment provision has been made against the carrying value of the Hwini-Butre gold concession. At June 30, 2004 the carrying value of this investment was $3,213,000.



--------------------------------------------------------------------------------
                                                                             111

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

16.     CASH FLOW STATEMENT INFORMATION

        (a)    CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                                  2004      2003           2002
                                                               -------    ------       --------
        (Increase) decrease in
           Accounts receivable                                  $  68      $(160)      $  1,419
           Inventories                                          (4,772)        -         (1,595)
           Prepaid expenses                                       (691)      (94)           (68)
           Due from associated companies                             -         -         (1,722)
        (Decrease) increase in
           Accounts payable and accrued liabilities              7,103       210         (6,749)
           Rehabilitation provision                                772         -              -
           Accrued restructuring costs                            (137)      328              -
           Promissory notes due to related parties                (379)      379              -
           Due to associated companies                               -         -            (86)
           -------------------------------------------------------------------------------------
                                                               $ 1,964     $ 663       $ (8,801)
           -------------------------------------------------------------------------------------
           -------------------------------------------------------------------------------------

        (b)    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                         2004     2003      2002
                                                       ------   ------   -------
        Cash payments for interest                      $ 952     $ 21   $ 1,531
        Cash payments for income taxes                     -        54     4,620

        (c)    NON-CASH INVESTING ACTIVITIES

               During 2003, the Company recorded a non-cash addition in the amount of $1,893,000 to the Nalunaq property interest as described in Note 3.


17.     RELATED PARTY TRANSACTIONS

        Related party transactions, not disclosed elsewhere in these financial statements, comprise:

        The Company also paid management fees during the year ended June 30, 2004 of $480,000 (2003 - $502,000; 2002 - $253,000) and a bonus of $Nil
        (2003 - $Nil; 2002 - $280,000) to a company controlled by the President and CEO of the Company.

--------------------------------------------------------------------------------
                                                                             112

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

        During the year ended June 30, 2004, law firms of which directors of the Company were partners received total legal fees of $255,000 from the Company (2003 - $470,000; 2002 - $462,000). During the year ended June
        30, 2004, recruitment firms controlled by a Director of the Company received total fees of $110,000 from the Company (2003 and 2002 - $Nil).


18.     SEGMENTED INFORMATION

        OPERATING SEGMENTS

        The Company manages its commercial mining operations by the type of commodity produced. Following the commencement of mining at Nalunaq in May 2004, management considers the company operates in two particular segments. These are Gold Mining and Exploration and development of gold concessions and other mineral properties.

        Segment information for the year ended June 30, 2004 and 2003 is as follows:

        (a)    LOSS FOR THE YEAR BY ACTIVITY

                                                               Year Ended June 30, 2004
                                             -----------------------------------------------------
                                                           Exploration
                                                Gold            and        Corporate
                                               Mining       Development      Items          Total
                                             --------       -----------    ---------      --------
        Depreciation and depletion           $     -          $   (61)     $    (29)      $    (90)
        Interest and finance charges              (76)             -         (2,304)        (2,380)
        Other administration, office
           and general expenses                  (426)           (373)       (5,733)        (6,532)
        Professional fees                        (105)            (46)         (798)          (949)
        Other corporate items                      -               -          6,012          6,012
        Non-controlling interest                   97              -             -              97
        -------------------------------------------------------------------------------------------
        (Loss) before tax                    $   (510)        $  (480)     $ (2,852)      $ (3,842)
        -------------------------------------------------------------------------------------------
        -------------------------------------------------------------------------------------------
        Additions to capital assets          $ 26,776         $ 1,001      $      -       $ 27,777
        -------------------------------------------------------------------------------------------
        -------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             113

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

        OPERATING SEGMENTS (CONTINUED)
        (a)     LOSS FOR THE YEAR BY ACTIVITY (CONTINUED)

                                                               Year Ended June 30, 2003
                                             -----------------------------------------------------
                                                           Exploration
                                                Gold            and        Corporate
                                               Mining       Development      Items          Total
                                             --------       -----------    ---------      ----------
        Depreciation and depletion           $    -           $    -       $     -        $      -
        Interest and finance charges              -                -           (266)           (266)
        Other administration, office
           and general expenses                   -                -         (5,269)         (5,269)
        Professional fees                         -                -         (1,723)         (1,723)
        Other corporate items                     -                -        (11,820)        (11,820)
        Non-controlling interest                  -                217           -              217
        --------------------------------------------------------------------------------------------
        (Loss) before tax                    $    -           $    217     $(19,078)      $ (18,861)
        --------------------------------------------------------------------------------------------
        Additions to capital assets          $    -           $ 10,883     $     -        $  10,883
        --------------------------------------------------------------------------------------------
        --------------------------------------------------------------------------------------------

                                                                    Year ended June 30, 2002
        ---------------------------------------------------------------------------------------------------------------------------
                                                                                             Exploration
                                                                                Fluorospar           and    Unallocated
                                   Antimony/                                     and other    development     corporate
                                        Gold       Coal       Zinc     Copper     Minerals     Activities         Items       Total
                                   ---------   --------   --------   --------   ----------   ------------   -----------   ---------
        Mineral sales               $ 16,011   $ 15,735   $ 18,340   $ 44,520   $ 17,125     $        -     $       -     $111,731
        ---------------------------------------------------------------------------------------------------------------------------
        Interest income                   39          -        185        424        197            187           832        1,864
        Amortization of
           capital assets              (566)     (1,016)    (1,831)         -       (695)          (156)          (87)      (4,351)
        Provisions for asset
           impairments                     -          -          -     (8,451)         -        (24,603)            -      (33,054)
        Loss on investment in
           Metorex Limited                 -          -          -          -          -              -        (8,037)      (8,037)
        Loss on dilution of
           interest in
           geothermal asset                -          -          -          -          -              -        (1,503)      (1,503)
        Costs related to
           Mindoro Nickel
           Project                         -          -          -          -          -         (1,573)            -       (1,573)
        Interest expense                   -       (283)       (51)    (1,089)      (108)             -             -       (1,531)
        Other income
           (expenses)               (14,832)    (16,059)   (15,069)   (36,758)   (10,320)        (2,150)       (6,864)    (102,052)
        Non-controlling interest           -          -          -          -     (1,195)            84          (488)      (1,599)
        Income taxes                     162          -       (469)    (1,180)    (1,783)         1,110         1,514         (646)
        --------------------------------------------------------------------------------------------------------------------------
        Net income (loss)           $    814   $ (1,623)  $  1,105     (2,534)  $  3,221     $  (27,101)    $ (14,633)    $(40,751)
        ---------------------------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------------------------
        Additions to capital
           assets                   $    133   $  1,967   $    215   $ 10,246   $  1,598        $ 8,734     $     404     $ 23,297
        ---------------------------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             114

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

        OPERATING SEGMENTS (CONTINUED)

        (b)    LOSS BY GEOGRAPHICAL SEGMENT

                                  2004             2003             2002
                              ---------      ----------       ----------
        Greenland             $   (510)       $       -        $ (27,101)
        Africa                       -                -              983
        Europe                       -                -                -
        Philippines               (480)               -                -
        Canada                  (2,852)         (18,861)         (14,633)
        -----------------------------------------------------------------
                              $ (3,842)      $  (18,861)       $ (40,751)
        ----------------------------------------------------------------
        ----------------------------------------------------------------

        (c)    CAPITAL ASSETS BY ACTIVITY

               Capital assets consists of property, plant and equipment and mineral property interests allocated by activity as follows:

                                          2004             2003
                                      ---------      ----------
        Gold mining                    $ 71,911        $ 45,135
        Exploration and development       4,463           3,436
        Corporate                            75             190
        -------------------------------------------------------
                                       $ 76,449        $ 48,761
        -------------------------------------------------------
        -------------------------------------------------------


        (d)    CAPITAL ASSETS BY GEOGRAPHICAL SEGMENT

               Capital assets consist of property, plant and equipment and mineral property interests in the following locations:

                                          2004             2003
                                      ---------      ----------
        Greenland                      $ 73,135        $ 45,363
        Africa                            3,215           3,213
        Europe                               75              91
        Philippines                          24              89
        Canada                                -               5
        -------------------------------------------------------
                                       $ 76,449        $ 48,761
        -------------------------------------------------------
        -------------------------------------------------------

        In addition, the Company had short-term investments in associated companies in Africa with a carrying value of $9,611,000 at June 30, 2003 ($3,716,000 at June 30, 2003). The principal activities of these companies is gold mining.

--------------------------------------------------------------------------------
                                                                             115

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

19.     FINANCIAL INSTRUMENTS

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

        (c)    FAIR VALUE OF FINANCIAL INSTRUMENTS
               The carrying values of the Company's financial instruments, which include cash, accounts receivable, due from Metorex Limited, accounts payable and accrued liabilities and promissory notes, approximate their respective fair values.

20.     OTHER ASSETS

        Other assets consist of:

                                                              2004        2003
                                                           -------     -------
        Security deposit (Note 3)                          $ 1,471     $   877
        Deferred financing costs (Note 10)                     978           -
        Other                                                   87         190
        ----------------------------------------------------------------------
                                                           $ 2,536     $ 1,067
        ----------------------------------------------------------------------
        ----------------------------------------------------------------------

21.     SUBSEQUENT EVENTS

        Subsequent to June 30, 2004, the Company arranged a senior unsecured bond loan of NOK 100-150 million ($19.1-28.7 million) with a fixed interest rate of 9.5%. Management anticipates that the loan will be drawn down on October 27, 2004 and repaid on October 27, 2009. The Company may redeem the loan in October 2007 at a price of 103.0% of the face value and in October 2008 at 101.5% of the face value.

--------------------------------------------------------------------------------
                                                                             116

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, differ in some respects from U.S. GAAP. The differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized below:

        CONSOLIDATED BALANCE SHEETS                                                                   2004          2003
                                                                                                  ---------     --------
        Total assets under Canadian GAAP                                                          $ 100,060     $ 68,393
        Decrease in Nalunaq mineral property interest due to expensing
           of exploration costs (b)                                                                 (23,800)     (23,800)
        Decrease in other mineral property interests due to expensing
           of exploration costs (b)                                                                  (1,270)        (272)
        Decrease in investment in Barberton Mines Ltd. due to expensing
           of exploration costs (b)                                                                     (93)            -
        Increase in carrying value of Asia Pacific Resources (e)                                         46            -
        Increase in carrying value of Metorex Limited (c)                                               343            -
        Effect of application of foreign exchange translation (d)
           Increase (decrease) in carrying value of
             Nalunaq mineral property interest                                                        2,616          766
             Other assets                                                                                33          (21)
        Effect of unrealized gain on derivatives held by Barberton Mines Ltd. (f)                     1,168            -
        -----------------------------------------------------------------------------------------------------------------
        Total assets under U.S. GAAP                                                               $ 79,103     $ 45,066
        -----------------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------------
        Total liabilities under Canadian GAAP                                                      $ 37,140     $ 10,911
        Reduction of future tax liability related to expensing of exploration costs (b)              (3,156)      (3,156)
        Reduction of non-controlling interest due to expensing of exploration costs (b)              (3,525)      (3,525)
        Increase in convertible bonds (i)                                                               557            -
        -----------------------------------------------------------------------------------------------------------------
        Total liabilities under U.S. GAAP                                                          $ 31,016     $  4,230
        -----------------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------------
        Total shareholders' equity under Canadian GAAP                                             $ 62,920     $ 57,482
        Cumulative adjustment to mineral property interests and equity investees, net of future income taxes and non-controlling
           interest due to expensing exploration costs (b)                                          (18,482)     (17,390)
        Effect of different treatment of the available-for-sale investments in
           Metorex Limited and Asia Pacific Resources on: (c), (e)
             Cumulative other comprehensive income                                                      763        4,031
             Deficit                                                                                   (374)      (4,031)
        Reduction due to convertible bonds (i)
           Equity component of convertible bonds                                                       (757)            -
           Deficit                                                                                      200            -
        Effect of different treatment of the Metorex consolidation of interests on: (c)
           Cumulative other comprehensive income                                                        (66)        (161)
           Deficit                                                                                       66          161
        Effect of application of foreign exchange translation on: (d)
           Cumulative other comprehensive income                                                      2,973        1,068
           Deficit                                                                                     (324)        (324)
        Effect of unrealized gain on derivatives held by Barberton Mines Ltd. (f)                     1,168            -
        -----------------------------------------------------------------------------------------------------------------
        Total shareholders' equity under U.S. GAAP                                                 $ 48,087     $ 40,836
        -----------------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             117

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        CONSOLIDATED STATEMENTS OF LOSS

                                                                         2004              2003              2002
                                                                -------------     -------------     -------------
        Net loss under Canadian GAAP                            $      (3,842)    $     (18,861)    $     (40,751)
        Write-off of additional US GAAP carrying value of
           impaired assets due to different purchase price
           allocation in prior year acquisitions (a)                        -                 -            (3,312)
        Effect of mining exploration expenditures expensed
           in current period on: (b)
             Equity earnings from Barberton Mines Ltd.                    (93)                -                 -
             Mineral exploration expense                                 (998)            1,463           (10,134)
        Effect of different treatment of the Metorex
           consolidation of interests on: (c)
             (Loss) gain on investment in Metorex Limited                 (66)           (1,076)            2,883
        Loss on investment in Metorex Limited (c)                        (473)            1,144                 -
        Provision for impairment of investment in Asia
           Pacific Resources (e)                                       (2,795)            2,887            14,272
        Effect of application of foreign exchange
           translation on other expenses (d)                                -                 -              (178)
        Stock compensation expense (g)                                    414                 -                 -
        Effect of unrealized gain on derivatives on: (f)
           Equity earnings from Barberton Mines Ltd.                    1,168                 -                 -
           Interest and other income                                        -                 -              (343)
           Provision for future income taxes                                -                 -               103
           Non-controlling interest                                         -                 -               113
        Accretion of convertible bonds (i)                                200                 -                 -
        ---------------------------------------------------------------------------------------------------------
        Net loss under U.S. GAAP                                $      (6,485)    $     (14,443)    $     (37,347)
        ---------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------
        Fair value of the re-priced warrants (h)                $           -     $           -     $      (1,036)
        ---------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------
        Net loss for the period attributable to common
           shareholders under U.S. GAAP                         $      (6,485)    $     (14,443)    $     (38,383)
        ---------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------
        Other comprehensive income
           Effect of application of foreign exchange
             translation                                        $       2,000     $      (3,908)    $       7,430
           Adjustment of unrealized losses on
             available-for-sale investments                             3,269            (4,031)                -
        ---------------------------------------------------------------------------------------------------------
                                                                        5,269            (7,939)            7,430
        ---------------------------------------------------------------------------------------------------------
        Comprehensive net loss under U.S. GAAP                  $      (1,216)    $     (22,382)    $     (30,953)
        ---------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------
        Net loss per share under U.S. GAAP                      $       (0.05)    $       (0.10)    $       (0.29)
        ---------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------
        Diluted net loss per share under U.S. GAAP              $       (0.05)    $       (0.10)    $       (0.29)
        ---------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------
        Comprehensive net loss per share under
           U.S. GAAP                                            $       (0.01)    $       (0.16)    $       (0.23)
        ---------------------------------------------------------------------------------------------------------
        Weighted average number of shares
           outstanding under U.S. GAAP                            143,324,571       138,664,295       131,790,183
        ---------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             118

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             2004            2003            2002
                                                       ----------      ----------      ----------
        Cash flows from operating activities
           under Canadian GAAP                         $   (6,627)     $   (6,580)     $   (7,049)
        Reclassification of exploration
           expenditures (b)                                  (998)           (902)        (11,183)
        -----------------------------------------------------------------------------------------
        Cash flows from operating activities
           under U.S. GAAP                             $   (7,625)     $   (7,482)     $  (18,232)
        -----------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------
        Cash flows from financing activities
           under Canadian GAAP                         $   25,502      $    2,434      $    7,679
        -----------------------------------------------------------------------------------------
        Cash flows from financing activities
           under U.S. GAAP                             $   25,502      $    2,434      $    7,679
        -----------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------
        Cash flows from investing activities
           under Canadian GAAP                         $  (22,883)     $    6,460      $  (35,049)
        Reclassification of exploration
           expenditures (b)                                   998             902          11,183
        -----------------------------------------------------------------------------------------
        Cash flows from investing activities
           under U.S. GAAP                             $  (21,885)     $    7,362      $  (23,866)
        -----------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             119

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (a)    ACQUISITION OF SUBSIDIARIES

               During the year ended June 30, 1999, the Company issued common shares to acquire 100% of the issued and outstanding shares of Botswana Diamondfields Inc.

               Under U.S. GAAP, the fair value of the share consideration paid in an acquisition is determined as of the date the terms are agreed to and announced based on an evaluation of the trading prices of the Company's shares and other relevant market conditions for a reasonable period of time before and after the announcement date. In accordance with Canadian GAAP at the time of these acquisitions, the fair value of the share consideration paid was determined as of the date that assets were received and consideration given unless control was effectively transferred at an earlier date. As a result, the consideration paid for and allocated to the net assets in the Botswana Diamondfields Inc. acquisition increased by $4,554,000 under U.S. GAAP at the date of acquisition.

               During the year ended June 30, 2002, the additional consideration allocated to Botswana Diamondfields Inc. was written off due to the impairment of its investment in Asia Pacific Resources.

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

--------------------------------------------------------------------------------
                                                                             120

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (b)    DEFERRED EXPLORATION COSTS (CONTINUED)

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

               During 2003, the adjustment relates principally to the reversal of the loss on geothermal asset which was recognized under US GAAP in prior years, net of exploration expenses incurred in 2003. Effective September 1, 2002, Nalunaq Gold Mine A/S commenced capitalizing development costs under US GAAP as a result of the completion of the bankable feasibility study. The adjustment in 2004 relates to exploration expenditure on other properties incurred in the year.

        (c)    CARRYING VALUE OF THE INVESTMENT IN METOREX LIMITED

               In 2000, under U.S. GAAP, the Company accounted for the consolidation of interests held by Metorex Limited ("Metorex") as described in Note 6 in accordance with the principles outlined in EITF 98-7, ACCOUNTING FOR EXCHANGES OF SIMILAR EQUITY METHOD INVESTMENTS, which resulted in no dilution gain being recognized on the transaction. Under Canadian GAAP, the transaction was measured at fair value as it represented a substantive change in ownership and the culmination of the earnings process, which resulted in the recognition of a dilution gain and a higher carrying value for the investment in Metorex.

               In 2002 when the Company recorded a provision for impairment of the investment in Metorex, the amount of the provision was lower under U.S. GAAP than Canadian GAAP.

--------------------------------------------------------------------------------
                                                                             121

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (c)    CARRYING VALUE OF THE INVESTMENT IN METOREX LIMITED (CONTINUED)

               The different carrying values for Metorex, as a result of the different treatment of the consolidation of interests in 2000, have also resulted in a different cumulative translation adjustment, or other comprehensive income, under US GAAP. During the year ended June 30, 2004, $66,000 (2003 - $1,076,000) of this difference was recognized as a component of net loss under US GAAP as an additional foreign exchange loss realized on the disposal of Metorex. The remaining balance of additional cumulative translation adjustment of $95,000 will be recognized in the US GAAP income statement when the remaining Metorex investment is disposed.

               In the year ended June 30, 2003 the Company began accounting for the investment in Metorex as a short-term investment, which is carried at the lower of cost or market value under Canadian GAAP. Under US GAAP, the investment in Metorex is now accounted for as an available-for-sale investment in accordance with SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As a result, an amount of $473,000 is recognized on the income statement under US GAAP, which represents the portion of the prior unrealized losses now realized as a result of the sale of Metorex shares. The $1,143,000 positive adjustment in 2003 represents the unrealized loss on Metorex recognized under Canadian GAAP at June 30, 2003 which is properly recorded as a component of comprehensive loss under US GAAP.

        (d)    FOREIGN EXCHANGE

               Under U.S. GAAP, the Company is required to account for foreign exchange gains and losses arising from translation of its foreign subsidiaries' financial statements in accordance with the provisions of SFAS No. 52, FOREIGN CURRENCY TRANSLATION. Accordingly, all assets and liabilities on foreign financial statements which use the currency of measurement in the economic environment in which they operate are translated into Canadian dollars using the current exchange rate with gains and losses resulting from the translation being recorded as a separate component of shareholders' equity. Under Canadian GAAP, Crew Norway AS and Nalunaq Gold Mine A/S are considered integrated subsidiaries and accordingly, the temporal method of foreign currency translation is used whereby non-monetary assets and liabilities are translated using the exchange rates prevailing on the respective dates of the transactions.


--------------------------------------------------------------------------------
                                                                             122

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (e)    INVESTMENT IN ASIA PACIFIC RESOURCES

               Under U.S. GAAP, the Company is required to account for its investment in Asia Pacific Resources in accordance with the provisions of SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. In accordance with this standard, this investment is classified as available-for-sale and is carried at its market value with the unrealized loss being included as a separate component of shareholders' equity.

               Under Canadian GAAP the Company accounts for the investment in Asia Pacific as a short-term investment, which is carried at the lower of cost or market value . Therefore, the unrealized loss on this investment of $2,887,000 as at June 30, 2003 is recognized on the income statement under Canadian GAAP, but is included in a separate component of shareholders' equity under US GAAP.

               During the year ended June 30, 2004, the Company sold 27,918,000 shares of Asia Pacific for total proceeds of $2,483,000. An amount of $2,795,000 has been included in the US GAAP income statement for 2004 reflecting the portion of the prior losses now realized as a result of the sale of Asia Pacific shares.

        (f)    FINANCIAL INSTRUMENTS

               In accordance with SFAS 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which was subsequently amended by SFAS 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES, the Company recognizes the fair value of derivatives, which do not meet the definition of hedges under SFAS 133 and which do not qualify for the exemption for "normal purchase" or "normal sale" transactions, on the balance sheet as assets or liabilities. The gain or loss that results from revaluing derivatives, which do not meet the definition of hedges under SFAS 133, each period is credited or charged to the statement of income. Under Canadian GAAP, the Company's derivatives, which are held by Metorex Limited and Barberton Mines Ltd., are designated as hedges of future revenues, except for those derivatives which do not meet the criteria for treatment as hedging instruments as outlined in CICA Accounting Guideline 13, HEDGING TRANSACTIONS". Unrealized gains or losses on the latter derivatives are credited or charged to income each period. Gains and losses on derivative contracts which do qualify as hedging instruments under Canadian GAAP are recorded in the period the related hedged item is settled.

--------------------------------------------------------------------------------
                                                                             123

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------


22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (g)    STOCK-BASED COMPENSATION
               The Company previously adopted, for U.S. GAAP purposes, the accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Accordingly, since stock options are granted at the quoted market value of the Company's common shares at the date of the grant, there is no compensation cost to be recognized by the Company.

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

               As described in Note 2 (m), under Canadian GAAP, the Company adopted the new recommendations of CICA Handbook Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, with effect from July 1, 2003. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in the statement of operations over their vesting periods.

               The US GAAP difference in the statement of loss relates to the effect of stock compensation expense in 2004 recorded under Canadian GAAP.

               The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for US GAAP purposes for all stock options issued to directors, officers and employees in the years ended June 30:

                                                                 2004            2003            2002
                                                            ---------      ----------      ----------
               Net loss for the year under
                  U.S. GAAP                                  $ (6,485)      $ (14,443)      $ (38,383)
               Additional stock based
                  compensation cost                              (533)           (888)           (678)
               ---------------------------------------------------------------------------------------
               Pro forma net loss                            $ (7,018)      $ (15,331)      $ (39,061)
               ---------------------------------------------------------------------------------------
               Pro forma basic and diluted
                  loss per share                             $  (0.05)      $   (0.11)      $   (0.30)
               ---------------------------------------------------------------------------------------
               ---------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                             124

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (g)    STOCK-BASED COMPENSATION (CONTINUED)

               The additional stock-based compensation costs in the above table were determined using a Black-Scholes option pricing model assuming no dividends are to be paid and the following weighted-average assumptions:

                                                   2004         2003       2002
                                                   ----         ----       ----
               Expected life (years)                3.0          2.5        3.1
               Expected volatility                  67%          66%        63%
               Risk-free interest rate             3.0%         3.9%       4.4%

               The US GAAP difference in the calculation of the 2004 and prior pro forma additional stock compensation cost relates to the impact of stock options issued in years prior to July 1, 2003 which are not recorded under Canadian GAAP but which vest in 2003 and 2004 and are therefore included in the pro forma calculation for US GAAP purposes.

        (h)    WARRANTS

               Under US GAAP, the re-pricing of share purchase warrants in the year ended June 30, 2002, as described in Note 12 (i), was recorded as a distribution to shareholders in the amount of $1,035,907, based on the incremental fair value granted to warrant holders on the date of re-pricing. Under Canadian GAAP there is no specific requirement to record the effect of these re-pricings.

        (i)    CONVERTIBLE BONDS

               Under Canadian GAAP, convertible bonds have been segregated into their liability and equity components measured at their respective fair values at the date the convertible bonds were issued. The liability component is being accreted to the face value of the convertible bonds by the recording of additional interest expense.

               Under US GAAP, the convertible bonds issued during the year are recorded entirely as debt with no portion segregated as an equity component.

--------------------------------------------------------------------------------
                                                                             125

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

22. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (j)    RECENTLY ISSUED ACCOUNTING STANDARDS

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

               In April 2003, the FASB issued Statement No. 149 ("SFAS No. 149"), AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The Company adopted this standard on July 1, 2003. Adoption of this standard did not have a material impact on the Company's financial position or disclosure.

               In May 2003, the FASB issued Statement No. 150 ("SFAS No. 150"), ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company adopted the provisions of SFAS No. 150 on July 1, 2003. Adoption of this standard did not have a material impact on the Company's results of operations and financial position.

--------------------------------------------------------------------------------
                                                                             126

CREW GOLD CORPORATION
(FORMERLY CREW DEVELOPMENT CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(EXPRESSED IN CANADIAN DOLLARS;  ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS)
--------------------------------------------------------------------------------

        (j)    RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

               In March 2004, the Emerging Issues Task Force issued EITF 04-2, WHETHER MINERAL RIGHTS ARE TANGIBLE OR INTANGIBLE ASSETS ("EITF 04-2"). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued proposed FASB Staff Positions ("FSPs") FAS 141-1 and FAS 142-1, INTERACTION OF FASB STATEMENTS NO. 141, BUSINESS COMBINATIONS ("SFAS 141"), AND NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS ("SFAS 142"), AND EITF ISSUE NO. 04-2, WHETHER MINERAL RIGHTS ARE TANGIBLE OR INTANGIBLE ASSETS. The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004. The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material impact on the Company's results of operations, financial position or disclosures.

               In March 2004, the EITF issued EITF 04-3, MINING ASSETS:
               IMPAIRMENT AND BUSINESS Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004.






--------------------------------------------------------------------------------
                                                                             127