Form 20-F/A
period 2004-06-30
CREW GOLD CORP
filed 2005-08-31
CIK 885540

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

TO ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended June 30, 2004

Commission File Number 0-26636

CREW GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Yukon Territory, Canada

(Jurisdiction of incorporation or organization)

Abbey House Business Center, Wellington Way
Weybridge, Surrey KT13 OTT, United-Kingdom

(Address of principal executive offices)

+ (44) (0) 193 226 8755

(Registrant’s telephone number)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None	Not applicable
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  Common Shares Without Par Value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 173, 786, 515 Common Shares issued and outstanding as at March 15, 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒           No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☒  Item 18 ☐

EXPLANATORY NOTE

Crew Gold Corporation (the “Corporation”) hereby amends its Annual Report on Form 20-F for its fiscal year ended June 30, 2004 (the “Form 20-F”) pursuant to Rule 12b-15 under the Securities Exchange Act of 1394, as amended, by setting forth herein the amended Directors and Senior Management Compensation of the Corporation (Item 6 B)  for the year ending June 30, 2004 (the “Executive Compensation Table”). The only amendment was made to Item 6. B on page 52 to include updated executive compensation and option information.

SIGNATURES

The Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated August 29, 2005

By:	/s/ Jan Vestrum
Jan Vestrum
Chief Executive Officer
Crew Gold Corporation

CERTIFICATIONS

I, Jan Vestrum, certify that:

1.                                       I have reviewed this annual report on Form 20-F/A of Crew Gold Corporation (the “Corporation”);

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

4.                                       The Corporation’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the Corporation and have:

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

(c)                                  Evaluated the effectiveness of the Corporation’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                                 Disclosed in this report any change in the Corporation’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

5.                                       The Corporation’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Corporation’s auditors and the audit committee of the Corporation’s board of directors (or persons performing the equivalent functions):

(a)                                  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

(b)                                 Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Dated August 29, 2005

By:	/s/ Jan Vestrum
Jan Vestrum
Chief Executive Officer
Crew Gold Corporation

I, James Cole, certify that:

1.                                       I have reviewed this annual report on Form 20-F/A of Crew Gold Corporation (the “Corporation”);

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

4.                                       The Corporation’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the Corporation and have:

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

(c)                                  Evaluated the effectiveness of the Corporation’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                                 Disclosed in this report any change in the Corporation’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

5.                                       The Corporation’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Corporation’s auditors and the audit committee of the Corporation’s board of directors (or persons performing the equivalent functions):

(a)                                  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

(b)                                 Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Dated August 29, 2005

By:	/s/ James Cole
James Cole
Chief Financial Officer
Crew Gold Corporation

B. Compensation

The following table sets forth the compensation paid during the periods indicated to the individuals who served as Chief Executive Officer and Chief Financial Officer of the Corporation during the financial year ended June 30, 2004 and the other three most highly compensated executive officers of the Corporation who were serving as executive officers at the end of the financial year ended June 30, 2004 whose total salary and bonus exceeds $150,000 and any individual who would have satisfied this criteria except that the individual was not serving as such an officer at June 30, 2004 (collectively, the “Named Executive Officers”):

		Annual Compensation						Long-Term Compensation
								Awards			Payouts
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation		Securities Under Options/ SARs Granted (#)(1)		Shares or Units Subject To Resale Restrictions	LTIP Payouts	All Other Compensation
		($)		($)		($)				($)	($)	($)
JAN A. VESTRUM(2)	2004	$485,114	(6)	Nil		$42,470		175,000	(7)	Nil	N/A	Nil
Chief Executive Officer	2003	501,900	(6)	Nil		29,232		Nil	(8)	Nil	N/A	Nil
and President	2002	153,141	(6)	$280,513	(6)	111,846	(6)	1,750,000	(9)	Nil	N/A	Nil

JON S. PETERSEN	2004	$184,537		Nil		$42,470		Nil		Nil	N/A	Nil
Senior Vice President and	2003	234,776		Nil		$13,774		500,000		Nil	N/A	Nil
Chief Geologist	2002	186,040		Nil		13,326		Nil		Nil	N/A	Nil

FREDERIC PUISTIENNE(3)	2004	$206,396		Nil		$42,470		Nil		Nil	N/A	$99,000	(13)
Former Chief Financial	2003	$77,917		Nil		$6,621		500,000		Nil	N/A	Nil
Officer	2002	Nil		Nil		Nil		Nil		Nil	N/A	Nil

HANS CHRISTIAN QVIST(4)	2004	$361,886		Nil		Nil		150,000	(10)	Nil	N/A	Nil
Executive Chairman	2003	312,746		Nil		$31,516		Nil	(11)	Nil	N/A	Nil
	2002	91,262		$287,793		116,746		1,000,000	(12)	Nil	N/A	Nil

BRIAN C. SPRATLEY(5)	2004	$161,850		Nil		Nil		500,000		Nil	N/A	Nil
Vice President, Project	2003	Nil		Nil		Nil		Nil		Nil	N/A	Nil
Development	2002	Nil		Nil		Nil		Nil		Nil	N/A	Nil

(1)	All securities under options are for Shares. No stock appreciation rights (“SARs”) are outstanding.
(2)	Mr. Vestrum became Chief Executive Officer and President on March 3, 2002.
(3)	Mr. Puistienne became Chief Financial Officer on March 13, 2003 and ceased being Chief Financial Officer on August 26, 2004.
(4)	Mr. Qvist became Chairman on January 21, 2002.
(5)	Mr. Spratley became Vice President, Project Development on July 22, 2003.
(6)	Certain of these amounts were paid to a company 50% beneficially owned by Mr. Vestrum.
(7)	In addition, Mr. Vestrum purchased 800,000 call options from the Corporation for an aggregate consideration of $56,000 during this period.
(8)	In addition, Mr. Vestrum purchased 2,000,000 call options from the Corporation for an aggregate consideration of $11,400 during this period.
(9)	In addition, Mr. Vestrum purchased 2,000,000 call options from the Corporation for an aggregate consideration of $146,800 during this period. These call options expired without being exercised.
(10)	In addition, Mr. Qvist purchased 700,000 call options from the Corporation for an aggregate consideration of $49,000 during this period.
(11)	In addition, Mr. Qvist purchased 1,750,000 call options from the Corporation during this period for an aggregate consideration of $10,000.
(12)	In addition, Mr. Qvist purchased 1,750,000 call options from the Corporation during this period for an aggregate consideration of $128,450. These call options expired without being exercised.
(13)	Mr. Puistienne received a payment of $99,000 in connection with ceasing to be Chief Financial Officer.
(14)

In addition to the Named Executive Officers, the following persons who were officers of the Corporation as at June 30, 2003 received an aggregate remuneration in excess of $40,000 for the financial year ended June 30, 2004: Andrew J. Stocks, Vice President, Mining, received aggregate salary and bonuses of $131,119 (during the period from September 12, 2003 to June 30, 2004); and, James Cole, Corporate Controller and, as of September 1, 2004, Chief Financial Officer, received aggregate salary and bonuses of $131,200 (during the period from August 12, 2003 to June 30, 2004).