Form 40-F
period 2006-06-30
CREW GOLD CORP
filed 2006-07-21
CIK 885540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005                                 Commission File Number 0-26636

CREW GOLD CORPORATION

(formerly Crew Development Limited)
(Exact name of Registrant as specified in its charter)

Yukon Territory, Canada

(Jurisdiction of incorporation or organization)

Abbey House Business Center, Wellington Way, Weybridge, Surrey KT13 OTT, United Kingdom
(Address of principal executive offices)

+ (44) (0) 193 226 8755
(Registrant’s telephone number)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Common Shares without par value	Toronto Stock Exchange Frankfurt Stock Exchange Oslo Stock Exchange OTC Bulletin Board

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 214,436,515 common shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of June 30, 2005 and have determined that such disclosure controls and procedures are effective.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. William LeClair has been determined to be such audit committee financial expert and is independent as that term is defined by Rule 10A-3(b)(i)(ii) of the General Rules and Regulations under the 1934 Act.

CODE OF ETHICS

The Company has adopted a code of ethics that applied to directors, officers and employees including its principal executive officer, principal financial officer and principal accounting officer. A copy of the Company’s code can be found on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the procedures and the conditions pursuant to which permissible services proposed to be performed by Deloitte & Touche LLP, the Company’s external auditors, are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approved authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee. All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherance to this policy is monitored.

The following table sets forth, by category, the fees billed by Deloitte & Touche LLP, the Company’s auditors, in each of the periods ended June 30, 2005 and June 30, 2004:

Fee category	2005	2004
	(thousands)	(thousands)
Audit fees	$333	$269
Audit-related fees	37	54
Tax fees	34	20
All other fees	—	—
Total	$404	$343

The nature of each category of fees is described below.

Audit Fees:   Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with periodic reports and other documents filed with securities regulators.

Audit –Related Fees:   Audit-related fees were paid for professional services rendered by the auditors for consultations as to the accounting or disclosure treatment of other transactions and procedures and audit or attest services not required by statute or regulation.

Tax Fees:   Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company is committed to minimum annual non-cancelable future operating lease payments as follows:

(United States Dollars in Thousands)

	2005	2004

Within one year	$338	$212
Years two to five	$—	$83
	$338	$295

Future contractual obligations under operating leases are expected to be satisfied through ongoing financing and operating cash flows. The Company has exercised an option agreement with Altai Philippines Mining Corporation (“APMC”) in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions. If the Company wishes to retain these rights, it must pay to APMC an amount of $50,000 per year for each of the next two years, and then $125,000 per year for each year thereafter until the project produces a minimum of 50,000 tons of ore mineral per month. If and when this production milestone is reached, the Company will then be obligated to pay a 25% royalty on net profits from the mining operations. The Company has the option, at any time, of purchasing this royalty interest from APMC for $750,000, prior to February 4, 2007, or for $1,000,000 if exercised after February 4, 2007. The Company is able to terminate this agreement at any time, in which case the exploration rights would be forfeited and any unpaid amounts would not be payable.

IDENTIFICATION OF THE AUDIT COMMITTEE

The audit committee of the Company presently consists of the following directors: William LeClair (Chair), Brian Hosking and Hans Christian Qvist.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrants’ agents for service of process with respect to the Common Shares is attached. Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 13, 2006	CREW GOLD CORPORATION

	By:	“James Cole”
	Name:	James Cole
	Title:	Chief Financial Officer

EXHIBITS INDEX

Exhibit No.	Description
99.1	Annual Information Form of the Registrant dated September 5, 2005

99.2	Auditors’ Report and Consolidated Financial Statements for the fiscal year ended June 30, 2005

99.3	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))

99.4	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))

99.5	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Independent Registered Public Accounting Firm