Form 40-F/A
period 2005-06-30
CREW GOLD CORP
filed 2007-07-31
CIK 885540

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F / A

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005	Commission File Number 001-11816

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

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

EXPLANATORY NOTE

As discussed in Note 21 to the consolidated financial statements included herein, Crew Gold Corporation (the “Company”), has restated in this amendment to its Annual Report on Form 40-F (the “Form 40-F/A”) the reconciliation between Canadian and United States Generally Accepted Accounting Principles as at June 30, 2005 and 2004 and for each of the years ended June 30, 2005, 2004 and 2003 originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 21, 2006.

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended June 30, 2005, the Company determined that it had inappropriately recorded exploration costs incurred on its Nalunaq mineral property, under U.S. GAAP, as increases in the carrying value of the mineral property rather than as expenses of the period in the years ending June 30, 2005, 2004 and 2003.  For U.S. GAAP purposes, exploration costs may not be capitalized until proven and probable reserves as defined by SEC Industry Guide 7 have been identified.  The Company has determined that the mineral resources identified on the Nalunaq property did not meet the definition of proven and probable reserves under Industry Guide 7.

In addition, under U.S. GAAP pre-production revenue from the sale of ore along with the associated direct costs should be recorded in the statement of loss whereas under Canadian GAAP such amounts are generally recorded as a reduction of mine development costs.  These sales in 2004 should have previously been recorded as a reconciling item between Canadian and U.S. GAAP.

See Note 21 (a) of the Notes to the consolidated financial statements, “Restatement - deferrred exploration costs and pre-production revenue” for detailed information concerning the restatements. All of the information in this Form 40-F/A is as of July 21, 2006, the date the company originally filed its Form 40-F with the SEC, and does not reflect any subsequent information or events other than any changes required to reflect the results of the restatement.

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

We have carried out the above-referenced evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2006, the end of the period covered by this Form 40-F/A. This evaluation has been carried out under the supervision of, and with the participation of, our senior management, including our Chief Executive Officer and our Chief Financial Officer.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the U.S. SEC’s rules and forms. This conclusion was based principally on the information as contained within the discussion above on the restatement of the U.S. GAAP reconciliation note as included within the financial statements.

As of the date of this Form 40-F/A, we have enhanced our internal resources significantly to ensure that we have adequate personnel to understand our U.S. GAAP requirements and required resources, systems and training with respect to our financial reporting and disclosure responsibilities, and to review our actions with our Audit Committee and our independent auditors.

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

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

The following table sets forth, by category, the fees billed by Deloitte & Touche LLP, the Company’s auditors, in each of the periods ended June 30, 2005 and June 30, 2004:

Fee category	2005 (thousands)	2004 (thousands)
Audit fees	$333	$269
Audit-related fees	37	54
Tax fees	34	20
All other fees	—	—
Total	$404	$343

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

Audit–Related Fees:  Audit-related fees were paid for professional services rendered by the auditors for consultations as to the accounting or disclosure treatment of other transactions and procedures and audit or attest services not required by statute or regulation.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company is committed to minimum annual non-cancelable future operating lease payments as follows:

(United States Dollars in Thousands)

	2005	2004

Within one year
Operating lease obligations	$338	$212
Capital lease obligations	343	—
Convertible bonds	—	—
Other long-term debt	—	—
Rehabilitation provision	—	—

Years two to five
Operating lease obligations	$—	$83
Capital lease obligations	—	—
Convertible bonds	3,189	14,601
Other long-term debt	22,868	—
Rehabilitation provision	—	—

Thereafter
Operating lease obligations	$—	$—
Capital lease obligations	—	—
Convertible bonds	—	—
Other long-term debt	—	—
Rehabilitation provision	570	574
	$27,308	$15,470

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The audit committee of the Company presently consists of the following directors:  William LeClair (Chair), Brian Hosking and Cameron Belsher.

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

Date: July 31, 2007	CREW GOLD CORPORATION

	By:	/s/ William LeClair
Name: William LeClair
Title: Chief Financial Officer

EXHIBITS INDEX

Exhibit No.	Description

31.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))-CEO

31.2	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))-CFO

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002-CEO

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002-CFO

99.1.	Annual Information Form of the Registrant dated September 5, 2005

99.2.	Auditors’ Report

99.3.	Consolidated Financial Statements

99.4.	Management’s Discussion and Analysis