Form 40-F
period 2006-06-30
CREW GOLD CORP
filed 2007-08-30
CIK 885540

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006                                         Commission File Number 001-11816

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 364,447,100 common shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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

We have carried out the above-referenced evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2006, the end of the period covered by this Form 40-F. This evaluation has been carried out under the supervision of, and with the participation of, our senior management, including our Chief Executive Officer and our Chief Financial Officer.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the U.S. SEC’s rules and forms. This conclusion was based principally on the information as contained within the explanatory note included in the accompanying Management’s Discussion and Analysis for the year ended June 30, 2006 which discusses the restatement of the U.S. GAAP reconciliation note for the years ended June 30, 2005, 2004 and 2003 and the resulting filing of an amended Form 40-F/A for the year ended June 30, 2005 on July 31, 2007.

As of the date of this Form 40-F, we have enhanced our internal resources significantly to ensure that we have adequate personnel to understand our U.S. GAAP requirements and required resources, systems and training with respect to our financial reporting and disclosure responsibilities, and to review our actions with our Audit Committee and our independent auditors.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. Simon Russell has been determined to be such audit committee financial expert and is independent as that term is defined by Rule 10A-3(b)(i)(ii) of the General Rules and Regulations under the Exchange Act.

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

The following table sets forth, by category, the fees billed by Deloitte & Touche LLP, the Company’s auditors, in each of the years ended June 30, 2006 and June 30, 2005:

Fee category	2006	2005
	(thousands)	(thousands)
Audit fees	$353	$333
Audit-related fees	162	37
Tax fees	110	34
All other fees	—	—
Total	$625	$404

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company is committed to minimum annual non-cancellable future contractual obligations as follows:

(United States Dollars in Thousands)

	Within one year	Years 1 to 3	Years 3 to 5	Thereafter
Operating lease obligations	$369	$—	$—	$—
Capital lease obligations	—	—	—	—
Convertible bonds	2,933	—	194,567
Other long-term debt	—	—	125,458	535
Rehabilitation provision	221	—	—	1,496
	$3,523	$—	$320,025	$2,031

Future contractual obligations are expected to be satisfied through ongoing financing and operating cash flows. The Company has exercised an option agreement with Altai Philippines Mining Corporation (“APMC”) in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions.  If the Company wishes to retain these rights, it must pay to APMC an amount of $50,000 per year for the next year, and then $125,000 per year for each year thereafter until the project produces a minimum of 50,000 tons of ore mineral per month.  If and when this production milestone is reached, the Company will then be obligated to pay a 25% royalty on net profits from the mining operations.  The Company has the option, at any time, of purchasing this royalty interest from APMC for $750,000, prior to February 4, 2007, or for $1,000,000 if exercised after February 4, 2007.  The Company is able to terminate this agreement at any time, in which case the exploration rights would be forfeited and any unpaid amounts would not be payable.

IDENTIFICATION OF THE AUDIT COMMITTEE

The audit committee of the Company presently consists of the following directors:  Simon Russell (Chair), Hans Christian Qvist and Brian Hosking.

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

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and the Registrants’ agents for service of process with respect to the Company’s common shares was filed with the Commission on July 31, 2007.  Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 30, 2007	CREW GOLD CORPORATION

	By:	/s/ William LeClair
Name: William LeClair
Title: Chief Financial Officer

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Accountant

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated October 10, 2006

99.2	Auditors’ Report and Consolidated Financial Statements

99.3	Management’s Discussion and Analysis