Form 40-F
period 2006-12-31
CREW GOLD CORP
filed 2007-12-21
CIK 885540

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2006	Commission File Number 001-11816

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 422,224,875 common shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                                Yes  ☐       No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                Yes  ☒       No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

                Crew Gold Corporation (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report and have concluded that, as of such date, the Registrant’s disclosure controls and procedures were not effective, at the reasonable assurance level, because of the material weakness in internal control over financial reporting described under “Internal Controls over Financial Reporting” of the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F.   As recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

                Except as disclosed under “Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” of the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is an exhibit to this Annual Report on Form 40-F, there was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

                The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr Simon Russell has been determined to be such audit committee financial expert and is independent as that term is defined by Rule 10A-3(b)(i)(ii) of the General Rules and Regulations under the 1934 Act.

CODE OF ETHICS

                The Company has adopted a code of ethics that applied to directors, officers and employees including its principal executive officer, principal financial officer and principal accounting officer.  A copy of the Company’s code can be found on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

                See Item “Audit Committee Information” of the Registrant’s Annual Information Form, which is an exhibit to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

                The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                See “Commitments and Contractual Obligations” of the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

                The audit committee of the Company presently consists of the following directors:  Simon Russell (Chair) and Brian Hosking.

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

Date: December 20, 2007	CREW GOLD CORPORATION

	By:	/s/ William LeClair
Name: William LeClair
Title: Chief Financial Officer

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Deloitte & Touche LLP

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form of the Registrant dated March 30, 2007

99.2	Auditors’ Report and Consolidated Financial Statements

99.3	Management’s Discussion and Analysis